Form 10-K, Exhibit 13
period 1999-06-30
FIRST PLACE FINANCIAL CORP /DE/
filed 1999-09-28
CIK 1068912

                                   Exhibit 13
                       Annual Report to Security Holders

                    Exhibit 13 was sent under separate cover
                             or is enclosed herein.

SELECTED FINANCIAL AND OTHER DATA

                                                                                   At June 30,
                                               ---------------------------------------------------------------------------------
                                                    1999             1998             1997             1996             1995
                                               -------------    -------------    -------------    -------------    -------------
                                                                             (Dollars in thousands)
Selected Financial Condition Data:
Total assets                                        $747,332         $609,398         $548,870         $523,131         $481,192
Loans receivable, net                                453,791          353,012          285,212          254,435          239,459
Allowance for loan losses                              3,623            3,027            1,723            1,259            1,186
Nonperforming assets                                   1,782            2,143            2,480            1,126              992
Securities available for sale                        249,159          211,185          202,677          202,176          148,273
Securities held to maturity                                -           28,295           44,875           47,918           74,006
Deposits                                             429,225          435,462          412,934          392,350          377,644
Federal Home Loan Bank advances                       94,811           44,820           58,398           76,078           52,436
Repurchase agreements                                 54,430           60,430           16,000                -                -
Total shareholders' equity                           158,054           59,357           53,747           48,823           46,209

                                                                          For the Years Ended June 30,
                                               ---------------------------------------------------------------------------------
                                                    1999             1998            1997             1996             1995
                                               -------------    -------------    -------------    -------------    -------------
                                                                             (Dollars in thousands)
Summary of earnings:
Total interest income                               $ 48,126         $ 42,482         $ 38,413         $ 36,436         $ 34,362
Total interest expense                                25,682           25,512           22,929           21,858           20,150
                                                    --------         --------         --------         --------         --------
    Net interest income                               22,444           16,970           15,484           14,578           14,212
Provision for loan losses                              1,062            1,779              590              238              313
                                                    --------         --------         --------         --------         --------
    Net interest income after provision for
     loan losses                                      21,382           15,191           14,894           14,340           13,899
Total noninterest income                               1,981            1,751              444            1,220              565
Total noninterest expense (1) (2)                     20,692           10,372           11,898            9,149            8,396
                                                    --------         --------         --------         --------         --------
    Income before income tax                           2,671            6,570            3,440            6,411            6,068
Provision for income tax                                 616            2,498            1,216            2,262            2,039
                                                    --------         --------         --------         --------         --------
    Net income                                      $  2,055         $  4,072         $  2,224         $  4,149         $  4,029
                                                    ========         ========         ========         ========         ========

(1) For the year ended June 30, 1999, noninterest expense included $8.0 million as a result of the contribution to the Foundation.
(2) For the year ended June 30, 1997, noninterest expense included a one-time charge of $2.5 million to recapitalize the Savings Association Insurance Fund (SAIF).

                                                                             For the Years Ended June 30,
                                                       ------------------------------------------------------------------------
Selected Financial Ratios and Other Data:                   1999          1998           1997           1996           1995
                                                       ------------------------------------------------------------------------
Performance Ratios(1):
    Return on average assets                                 0.30%         0.70%          0.42%          0.82%          0.84%
    Return on average equity                                 1.86          7.00           4.39           8.52           9.74
    Interest rate spread(2)                                  2.67          2.55           2.52           2.48           2.49
    Net interest margin(3)                                   3.42          3.00           2.97           2.94           2.88
  Noninterest expense to average assets                      3.03          1.77           2.23           1.81           1.75
  Efficiency ratio(4)                                       84.72         55.40          74.70          57.91          56.82
  Net interest income to operating expenses                108.47        163.60         130.13         159.35         169.27

Capital Ratios:
    Equity to total assets at end of period                 21.15          9.74           9.79           9.33           9.60
    Average equity to average assets                        16.21          9.94           9.51           9.61           8.62
  Average interest-earning assets to average               119.07        110.46         109.90         109.94         109.08
   interest-bearing liabilities
  Tangible capital                                          14.08          9.52           9.80           9.79           9.81
  Core capital                                              14.08          9.52           9.80           9.79           9.81
  Total risk-based capital                                  30.12         21.84          23.85          25.64          24.87

Asset Quality Ratios:
  Nonperforming assets as a percent of total assets(5)       0.24          0.35           0.45           0.22           0.21
  Allowance for loan losses as a percent of loans(6)         0.79          0.85           0.60           0.49           0.49
  Allowance for loan losses as a percent of                230.23        141.25          69.48         111.81         119.56
   nonperforming loans(5)

(1) The performance ratios include the $8.0 million contribution to the Foundation in the year ended June 30, 1999, and the $2.5 million charge to recapitalize SAIF in the year ended June 30, 1997.
(2) The net interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets.
(4) The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income.
(5)  Nonperforming assets consist of nonperforming loans and repossessed autos.
(6) Loans represent loans receivable, net, excluding the allowance for loan losses.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                           -------------------------

General

First Place Financial Corp. (the "Company") was formed with the conversion of First Federal Savings and Loan Association of Warren (the "Association") from a federally-chartered mutual savings and loan association to a federally-chartered stock savings and loan association. The Association is a community-oriented financial institution engaged primarily in gathering deposits to originate one-to- four family residential mortgage loans and consumer loans. Management's discussion should be read in conjunction with the consolidated financial statements and footnotes.

Financial Condition at June 30, 1999 and 1998

Total assets increased $137.9 million, or 22.6%, and totaled $747.3 million at June 30, 1999 compared to $609.4 million at June 30, 1998. The increase in assets was primarily attributable to growth in loans receivable funded by the sale of the Company's shares in connection with the conversion.

Net loans receivable increased from $353.0 million at June 30, 1998, to $453.8 million at June 30, 1999. This growth was primarily concentrated in one- to-four family loans with approximately 70% of the growth concentrated in 15-20 year fixed rate production. The increase reflects the efforts of the Company to expand into the Mahoning County mortgage market as well as the significant loan demand brought about by the decrease in long-term interest rates in 1998 and early 1999.

During the third quarter, the Association opened a secondary market mortgage origination operation in Akron with satellite facilities in Newark, Mt. Vernon and Medina, Ohio. These offices originate fixed-rate loans, both 15 and 30 years, which are in turn sold to various secondary market investors including the Federal Home Loan Mortgage Corporation (FHLMC). Depending upon market conditions and the needs of the Company, the Association may elect to portfolio a portion of this production. The opening of these facilities provides a low cost alternative to generate additional fee income while also providing geographic diversification to the Company's existing markets.

Total deposits were $429.2 million at June 30, 1999, a decrease of $6.3 million, or 1.4%, compared to June 30, 1998. This decrease was due to deposits being withdrawn to purchase shares of the Company in the conversion. In addition, management allowed some runoff to occur in certificate accounts when the secondary market (FHLB advances and repurchase agreements) offered more attractive rates and/or terms.

Federal Home Loan Bank Advances increased $50.0 million to $94.8 million at June 30, 1999 compared to $44.8 million at June 30, 1998. Advances increased to support the runoff in deposits, the maturity of a repurchase agreement and to help fund the increase in the loan and security portfolios.

Total shareholders' equity increased to $158.1 million at June 30, 1999 compared to $59.4 million at June 30, 1998. This increase was primarily due to the conversion.

Comparison of Results of Operations for Years Ended June 30, 1999 and 1998

General. Net income for the year ended June 30, 1999 was $2.1 million, compared to $4.1 million for the year ended June 30, 1998. The decrease in net income was primarily the result of an $8.0 million contribution to fund the Foundation. Excluding this item, net income would have been $7.4 million.

Basic and diluted earnings per share (since conversion) for 1999, totaled ($0.02). Earnings per share are not presented for the prior year since the conversion was not completed until December 31, 1998.

Net interest income. Net interest income increased $5.4 million, or 32.3%, and totaled $22.4 million for the year ended June 30, 1999 compared to $17.0 million for the year ended June 30, 1998. The increase in net interest income was mainly due to an increase in average loans outstanding of $89.3 million, or 28.3%. In addition, the net interest margin for the year ended June 30, 1999 was 3.42% compared with 3.00% for the year ended June 30, 1998. Much of the increase in margin was due to the use of the proceeds from the conversion to fund the increase in loans outstanding.

Total interest income increased $5.6 million and totaled $48.1 million for the year ended June 30, 1999 compared to $42.5 million for the year ended June 30, 1998. This 13.3% increase was primarily due to the increase in average loans outstanding discussed above partially offset by a decrease in the yield on earning assets of 20 basis points.

Total interest expense remained flat year to year increasing by $170 thousand, or less than 1%. While deposit expense declined $974 thousand to $18.9 million for the year ended June 30, 1999, the expense for borrowed funds (FHLB advances and repurchase agreements) increased $1.1 million to $6.8 million. The decrease in deposit expense was primarily due to the lower rate environment in 1999 resulting in a reduction in the rates paid on certificates of deposit. The increase in the cost of borrowed funds reflects the increased volume in 1999 compared to 1998.

Provision for loan losses. The provision for loan losses declined $717 thousand for the year ended June 30, 1999 compared to the year ended June 30, 1998. During the year ended June 30, 1998, additional provision was accrued due to higher levels of nonperforming assets, the increase in the size of the indirect auto portfolio and the uncertainty surrounding the future of General Motors' Lordstown plant. For the year ended June 30, 1999, the allowance for loan losses as a percent of nonperforming loans had improved to 230.2% compared to 141.3% for the year ended June 30, 1998. Also, General Motors announced its intention to remain at their Lordstown facility at least through the year 2004. As a result of these developments, management believes that the allowance for loan losses is adequate at June 30, 1999.

Noninterest income. Noninterest income increased $230 thousand, or 13.1%, to $2.0 million for the year ended June 30, 1999, from $1.8 million for the prior year. This increase was due to increased fee income associated with NOW accounts and automated teller machine transactions. Also contributing to the increase in noninterest income were gains realized on the sale of loans from the Akron secondary market mortgage operation.

Noninterest expense. Noninterest expense increased $10.3 million to $20.7 million for the year ended June 30, 1999 compared to $10.4 million for the prior year. The increase in expense was primarily attributable to the $8.0 million contribution to the Foundation.

Other items included a charge of $495 thousand to terminate a fixed rate advance from the Federal Home Loan Bank and $330 thousand as a result of the establishment of the Employee Stock Ownership Plan (ESOP). In addition, results for the year ended June 30, 1999 include personnel expense for the Akron operation for approximately three months and a full twelve months of personnel expense for the Canfield, Ohio lending operation that was opened in May of 1998.

Income taxes. The provision for income taxes totaled $616 thousand in 1999 compared to $2.5 million in 1998. This decrease reflects the lower level of income before taxes primarily due to the contribution to the Foundation.

Comparison of Results of Operations for the Years Ended June 30, 1998 and 1997

General. Net income for the year ended June 30, 1998 was $4.1 million, an increase of $1.9 million or 83.1% from $2.2 million for the year ended June 30, 1997. The increase was primarily due to a decrease in noninterest expense, due to the one-time special assessment to recapitalize the SAIF, which was recorded in fiscal 1997, as well as the increase in net interest income and noninterest income, including an increase in gains on sales of securities. The increase in net income was partially offset by increases in the provision for loan losses and federal income tax expense.

Net Interest Income. Net interest income is the largest component of the Association's net income, and consists of the difference between interest income generated on interest-earnings assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volume, interest rates and composition of interest-earning assets and interest-bearing liabilities.

Net interest income increased approximately $1.5 million, or 9.6%, from $15.5 million in 1997 to $17.0 million in fiscal 1998. The primary component of this change was a $3.9 million, or 17.7%, increase in interest income on loans. The increase in interest income on loans consisted of a $3.9 million increase due to increased average volume in the loan portfolio and a $32,000 decrease due to decreasing average interest rates. The increase in interest income of $4.1 million was partially offset by a $2.6 million, or 11.3%, increase in interest expense, primarily due to the $2.1 million increase in repurchase agreement costs.

Average loans outstanding during fiscal 1998 increased $47.8 million, or 17.8%, compared to fiscal 1997, while average mortgage-backed securities increased $12.5 million, or 6.6%, compared to the prior year. The increase in average loans reflects the Association's expansion efforts into Mahoning County, the decrease in long term interest rates in 1998 which led to an overall increase in loan demand due to significant refinancing activity and the continued growth in the consumer automobile loan portfolio based on successful relationship development with dealers in the Association's local market. In fiscal 1998, the Association experienced increases in yield on assets and cost of liabilities of 15 and 12 basis points, resulting in the $4.1 million increase in interest income and $2.6 million increase in interest expense. Net interest margin increased three basis points from 2.97% in 1997 to 3.00% in 1998. The Association's average interest rate spread increased three basis points from 2.52% in 1997 to 2.55% in 1998.

Provision for Loan Losses. The provision for loan losses is based on management's regular review of the loan portfolio, which considers factors such as past experience, prevailing general economic conditions and considerations applicable to specific loans, such as the ability of the borrower to repay the loan and the estimated value of the underlying collateral, as well as changes in the size and growth of the loan portfolio.

The provision for loan losses increased $1.2 million from $590,000 for 1997 to $1.8 million for 1998. At June 30, 1998, the allowance for loan losses represented 0.85% of loans, net of unearned and deferred income, compared to 0.60% at June 30, 1997. The increased provision and resulting increased allowance for loan losses was due to several factors including an increase in the level of consumer loan charge-offs, the approximately 25% growth in total loans, the continued trend of increased non-performing loans over the Association's historical levels as well as local economic conditions including significant recent layoffs at GM's Lordstown plant caused by a strike at two of GM's other facilities. The strike which affected these facilities has subsequently been settled and the majority of the striking workers have returned to full employment. Management considered the evaluation of the local economic conditions and the increase in the level of consumer loan charge-offs as significant factors in evaluating the allowance for loan losses. While nonperforming loans have increased in the last two years over historical levels, the Association's level of nonperforming loans is not above peers. The increase in nonperforming loans is due primarily to increases in nonperforming real estate loans which have historically resulted in a relatively low level of charge-offs. The increase in nonperforming consumer loans and charge-offs is due to the increase in nonperforming loans and charge-offs from indirect automobile lending. Both the increase in nonperforming loans and the charge-offs are a result of increases in consumer bankruptcy filings, which is a national trend. In an effort to reduce the level of nonperforming consumer loans and charge-offs, management has implemented more aggressive collection efforts than have historically been utilized. Management believes the allowance for loan losses is adequate to absorb losses; however, future additions to the allowance may be necessary based on changes in economic conditions. In addition, the OTS, as an integral part of its examination process, periodically reviews the Association's allowance for loan losses. Such agency may require the Association to make additional provisions for loan losses based on judgments different from those of management.

Noninterest Income. The Association experienced a $1.3 million, or 294.5%, increase in noninterest income during 1998. The increase was primarily due to sales of securities which generated net gains of $135,000 in 1998, resulting in an increase of $1.1 million over the loss on sale of securities of $934,000 recognized in fiscal 1997. The increase was due to management's decision to restructure a portion of its investment portfolio which occurred in 1997. The restructuring was accomplished by selling assets in the investment portfolio that were underperforming as compared to the rest of the portfolio and using the proceeds to fund additional loans. In addition, service charges provided an increase in noninterest income of $156,000, or 16.8% from $929,000 in fiscal 1997 to $1.1 million in fiscal 1998, due to the increase in the average balance of deposit accounts.

Noninterest Expense. Noninterest expense decreased $1.5 million, or 12.8%, primarily due to the special assessment to recapitalize the SAIF recorded in fiscal 1997. Salaries and benefits increased $607,000, or 12.5%, for 1998, compared to 1997 due primarily to the staffing requirements for opening two new offices. The construction in progress at June 30, 1998 represented minor remodeling projects which will not significantly impact operating expenses in future periods. The Association expects that salaries and benefits may increase after the conversion, primarily as a result of the adoption of various employee benefit plans contemplated in connection with the conversion. In addition, noninterest expense may increase in future periods as a result of the possible renovation or reconstruction of the Association's main office, the cost of which is currently estimated to be up to $15.0 million. Other expense includes professional fees, advertising, deposit account expense, telephone, stationery and printing as well as other miscellaneous expense accounts. There were no significant changes to any category of expense included within other expenses.

Income Taxes. The provision for income taxes totaled $2.5 million in fiscal 1998 compared to $1.2 million in fiscal 1997, due to the increase in income before income taxes. The effective tax rate was 38.0% for fiscal 1998 as compared to 35.3% for fiscal 1997.

Average Balances, Interest Rates and Yields. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates. Average balances are derived from daily average balances.

                                                                              For the Years Ended June 30,
                                                        -------------------------------------------------------------------
                                                                      1999                                1998
                                                        -------------------------------------------------------------------

                                                                                Average                             Average
                                                         Average                 Yield/      Average                 Yield/
                                                         Balance    Interest      Cost       Balance    Interest      Cost
                                                        --------    --------    -------     --------    --------    -------
                                                                                (Dollars in thousands)
Assets:
 Interest-earning assets:
  Loans receivable, net                                 $405,036      32,087       7.92%    $315,726     $25,736       8.15%
  Mortgage-backed and related securities(1)              218,181      13,913       6.38      200,866      13,581       6.84
  Investment securities(1) (2)                            27,177       1,523       5.84       41,498       2,507       6.04
  Other earning assets                                     2,710         235       8.67        4,107         306       7.45
  FHLB stock                                               5,216         368       7.06        4,869         352       7.23
                                                        --------    --------                --------     -------
   Total interest-earning assets                         658,320      48,126       7.32      567,066      42,482       7.52
 Noninterest-earning assets:                              23,746                              18,267
                                                        --------                            --------
   Total assets                                         $682,066                            $585,333
                                                        ========                            ========
 Interest-bearing liabilities:
  NOW and money market accounts                         $114,876       3,705       3.23     $ 95,871       3,301       3.44
  Savings accounts                                        67,145       1,465       2.18       68,945       1,661       2.41
  Time deposits                                          246,584      13,716       5.56      251,130      14,898       5.93
  Repurchase agreements                                   53,800       3,092       5.75       45,044       2,595       5.76
  FHLB advances                                           70,472       3,704       5.26       52,396       3,057       5.83
                                                        --------    --------                --------     -------
   Total interest-bearing liabilities                    552,877      25,682       4.65      513,386      25,512       4.97
 Noninterest-bearing liabilities                          18,655                              13,739
                                                        --------                            --------
  Total liabilities                                      571,532                             527,125
 Stockholders' equity                                    110,534                              58,208
                                                        --------                            --------
   Total liabilities and stockholders' equity           $682,066                            $585,333
                                                        ========                            ========
 Net interest income/interest rate spread                            $22,444       2.67%                 $16,970       2.55%
                                                                     =======    =======                  =======     ======
 Net interest margin (net interest income as a
  percent of average interest-earning assets)                                      3.42%                               3.00%
                                                                                =======                              ======
 Average interest-earning assets to interest-
 bearing liabilities                                                             119.07%                             110.46%
                                                                                =======                              ======


                                                          For the Years Ended June 30,
                                                        -------------------------------
                                                                      1997
                                                        -------------------------------

                                                                                Average
                                                         Average                 Yield/
                                                         Balance    Interest      Cost
                                                        ----------  ---------   -------
                                                             (Dollars in Thousands)
Assets:
Interest-earning assets:
  Loans receivable, net                                 $  267,928  $  21,872      8.16%
  Mortgage-backed and related securities(1)                188,362     12,805      6.76
  Investment securities(1) (2)                              47,774      2,783      5.83
  Other earning assets                                      10,452        623      5.96
  FHLB stock                                                 4,683        330      7.05
                                                        ----------  ---------
   Total interest-earning assets                           519,199     38,413      7.37
 Noninterest-earning assets:                                13,228
                                                        ----------
                                                        $  532,427
                                                        ==========
   Total assets
 Interest-bearing liabilities:
  NOW and money market accounts                         $   84,388      2,702      3.20
  Savings accounts                                          72,132      1,782      2.47
  Time deposits                                            238,859     14,012      5.87
  Repurchase agreements                                      8,470        480      5.67
  FHLB advances                                             68,596      3,953      5.76
                                                        ----------  ---------
   Total interest-bearing liabilities                      472,445     22,929      4.85
 Noninterest-bearing liabilities                             9,368
                                                        ----------
  Total liabilities                                        481,813
 Stockholders' equity                                       50,614
                                                        ----------
   Total liabilities and stockholders' equity           $  532,427
                                                        ==========
 Net interest income/interest rate spread                           $  15,484      2.52%
                                                                    =========   =======
 Net interest margin (net interest income as a
  percent of average interest-earning assets)                                      2.97%
                                                                                =======
 Average interest-earning assets to interest-
  bearing liabilities                                                            109.90%
                                                                                =======

(1) Includes unamortized discounts and premiums. Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.

(2)  Average yields are stated on a fully taxable equivalent basis.

Rate/Volume Analysis of Net Interest Income. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in balances and/or changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.


                                                            Year Ended                                   Year Ended
                                                           June 30, 1999                                June 30, 1998
                                                            Compared to                                  Compared to
                                                            Year Ended                                   Year Ended
                                                           June 30, 1998                                June 30, 1997
                                            ----------------------------------------       ---------------------------------------

                                                Increase (Decrease)                          Increase (Decrease)
                                                      Due to                                        Due to
                                            --------------------------                     -----------------------

                                               Volume          Rate           Net             Volume         Rate           Net
                                            ------------    ----------     ---------       -----------     ---------     ---------

                                                                            (Dollars in thousands)
Interest-earning assets:
 Loans receivable, net                         $7,095        $(  744)      $ 6,351           $3,896          $ (32)        $3,864
 Mortgage-backed and related securities         1,225           (893)          332              637            139            776
 Investment securities                           (903)           (81)         (984)            (393)           117           (276)
 Other earning assets                             (93)            22           (71)            (445)           128           (317)
 FHLB stock                                        24             (8)           16               13              9             22
                                               ------        -------       -------           ------          -----         ------
     Total interest-earning assets              7,348         (1,704)        5,644            3,708            361          4,069
                                               ------        -------       -------           ------          -----         ------
Interest-bearing liabilities:
 NOW and money market accounts                    616           (212)          404              385            214            599
 Savings accounts                                 (42)          (154)         (196)             (77)           (44)          (121)
 Time deposits                                   (266)          (916)       (1,182)             728            158            886
 Repurchase agreements                            502             (5)          497            2,107              8          2,115
 FHLB advances                                    970           (323)          647             (945)            49           (896)
                                               ------        -------       -------           ------          -----         ------
     Total interest-bearing liabilities         1,780         (1,610)          170            2,198            385          2,583
                                               ------        -------       -------           ------          -----         ------
 Net change in net interest income             $5,568        $(   94)      $ 5,474           $1,510          $ (24)        $1,486
                                               ======        =======       =======           ======          =====         ======


Asset and Liability Management and Market Risk

General. The principal market risk affecting the Association is interest rate risk. The Association does not maintain a trading account for any class of financial instrument, and the Association is not affected by foreign currency exchange rate risk or commodity price risk. Because the Association does not hold any equity securities other than stock in the FHLB of Cincinnati, the Association is not subject to equity price risk.

The Association, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its efforts to monitor and manage the interest rate risk of the Association, the Board of Directors has adopted an interest rate risk policy which charges the Board with reviewing quarterly reports related to interest rate risk and to set exposure limits for the Association as a guide to senior management in setting and implementing day to day operating strategies.

Quantitative Aspects of Market Risk. As part of its efforts to monitor and manage interest rate risk, the Association uses the NPV methodology adopted by the OTS as part of its capital regulations. In essence, NPV is the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities. The Association uses a net portfolio value simulation model prepared in-house as the primary method of managing interest rate risk. The model utilizes the actual cash flows and repricing characteristics of its assets and liabilities and incorporates market-based assumptions regarding the impact of changing interest rates on future volumes and prepayment rates. For purposes of valuing core deposit products, valuations derived by the OTS for the Association each quarter are utilized.

Presented below, as of June 30, 1999, is an analysis of the Association's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point increments in market interest rates. The percentage changes fall within the policy limits set forth by the Board of Directors of the Association.

    Change in                                                                 NPV as % of Portfolio
 Interest Rates                     Net Portfolio Value                           Value of Assets
                     ------------------------------------------------     -----------------------------
 In Basis Points                                              %
  (Rate Shock)          Amount         $ Change            Change           NPV Ratio         Change
-----------------    ------------    ------------     ---------------     ------------     ------------
                                                   (Dollars in thousands)
     300              $ 57,408        ($41,426)            -41.91%            9.04%             -503 bp
     200                72,225         (26,609)            -26.92            10.97              -309
     100                85,140         (13,694)            -13.86            12.52              -155
       0                98,834               -                  -            14.07                 -
    (100)              112,570          13,736              13.90            15.59               152
    (200)              108,439           9,605               9.72            14.98                92
    (300)              104,642           5,808               5.88            14.43                37

As illustrated in the table, the Association's NPV is more sensitive to increases in interest rates than to decreases. This sensitivity arises because as interest rates rise, borrowers become less likely to prepay fixed-rate loans than when rates are falling. Since a majority of the Association's assets have longer terms and its liabilities have shorter terms, an increase in market interest rates results in the cash flow characteristics of the Association's liabilities changing more rapidly than the cash flow characteristics of its assets resulting in a decrease in NPV from the base.

In evaluating the Association's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in varying degrees to changes in market interest rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments on loans and mortgage-backed securities and early withdrawals of certificates of deposit would likely deviate significantly from those assumed in calculating the table. Therefore, the actual effect of changing interest rates may differ from that presented in the foregoing table.

The Board of Directors and management of the Association believe that certain factors afford the Association the ability to operate successfully despite its exposure to interest rate risk. The Association manages its interest rate risk by maintaining capital and liquidity well in excess of regulatory requirements. The Association continually manages interest rate risk, and formally measures changes in interest rate risk quarterly using its own interest rate risk model, as well as the OTS model outlined above. The Board of Directors sets interest rate risk limits to give management guidelines and limitations as to how much risk can be maintained. The guidelines are reviewed periodically to ensure effectiveness. Management makes adjustments to both assets and liabilities continuously to mitigate interest rate risk exposure.


Liquidity and Capital Resources

Liquidity. The Association's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1999 and 1998.

                                                                                Year Ended June 30,
                                                                                -------------------
                                                                             1999                1998
                                                                             ----                ----
                                                                               (Dollars in thousands)
    Net income                                                            $   2,055            $  4,072
    Adjustments to reconcile net income to net cash from
      Operating activities                                                    6,999               2,700
                                                                                               --------
    Net cash from operating activities                                        9,054               6,772
    Net cash used in investing activities                                  (141,286)            (60,522)
    Net cash from financing activities                                      131,412              53,662
                                                                          ---------            --------
    Net change in cash and cash equivalents                                    (820)                (88)
    Cash and cash equivalents at beginning of period                          6,669               6,757
                                                                          ---------            --------
    Cash and cash equivalents at end of period                            $   5,849            $  6,669
                                                                          =========            ========

The Association's sources of funds include customer deposits, other borrowings including FHLB advances and repurchase agreements, loan and mortgage-backed securities repayments and other funds provided by operations. The Association also has the ability to borrow additional funds from the FHLB of Cincinnati.
The Association maintains investments in liquid assets based upon management's assessment of (i) the Association's need for funds, (ii) expected deposit flows,
(iii) the yields available on short-term liquid assets, and (iv) the objectives of the Association's asset/liability management program. The OTS requires savings associations to maintain minimum levels of liquid assets. OTS regulations currently require the Association to maintain an average daily balance of liquid assets equal to at least 4.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At June 30, 1999, the Association's regulatory liquidity ratio was 45.0%. At June 30, 1999 and 1998, the Association had commitments to originate loans or fund outstanding lines of credit totaling $38.3 million and $23.9 million, respectively. The Association considers its liquidity sufficient to meet its outstanding short- and long-term needs. The Association expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities.

Capital Resources. Federally insured savings institutions, such as the Association, are required to meet a 1.5% tangible capital requirement, a 4.0% leverage ratio (core capital to risk weighted assets) requirement, a 4.0% leverage ratio (core capital to adjusted total assets) requirement and an 8.0% risk-based capital requirement. At June 30, 1999, the Association exceeded these requirements with a tangible capital ratio of 14.1%, a core capital to risk weighted assets ratio of 29.2%, a core capital to adjusted total assets of 14.1% and a risk-based capital ratio of 30.1%.

Year 2000 Issues

The Year 2000 issue is the result of many computer programs being written using two digits rather than four to define an applicable year. The Company's hardware, data-driven automated equipment, or computer programs that have date sensitive software, may recognize a date using "00" as the year 1900 rather than the year 2000. This faulty recognition could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities.

Through the establishment of a Year 2000 task force, the Company has conducted a comprehensive review of all of its information technology and non-information technology systems to identify potential Year 2000 problems. To facilitate the review of all systems, the task force utilized the guidelines issued by the Federal Financial Institutions Examination Council (FFIEC). The FFIEC outline breaks the resolution of the Year 2000 problem into phases which are as follows:
Awareness, Assessment, Renovation, Validation and Implementation. At June 30, 1999, these phases had all been completed.

The Company has additionally developed contingency plans for all mission critical systems and applications. The contingency plans encompass not only potential internal disruptions but also the possible external disruptions associated with utilities and other essential services. The plans detail procedures that the Company will follow to allow for the delivery of products and services to our customers should problems occur.

The Company currently anticipates that it will spend another $100,000 related to Year 2000 issues in addition to the estimated $500,000 spent thus far.

REPORT OF INDEPENDENT AUDITORS
------------------------------


Board of Directors
First Place Financial Corp.
Warren, OH


We have audited the accompanying consolidated statements of financial condition of First Place Financial Corp. as of June 30, 1999 and 1998, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The 1997 financial statements were audited by other auditors whose report dated September 9, 1997, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Place Financial Corp. as of June 30, 1999, and 1998, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/Crowe, Chizek and Company LLP

Cleveland, Ohio
July 15, 1999

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
----------------------------------------------

                                                          June 30,
                                                          --------
                                                     1999         1998

-------------------------------------------------------------------------
                                                   (Dollars in thousands)
ASSETS
    Cash and cash equivalents                         $  5,849   $  6,669
    Federal funds sold                                  22,869      1,565
    Securities available for sale                      249,159    211,185
    Securities held to maturity, fair value
     of $28,518,985 in 1998                                        28,295
    Loans held for sale                                    945
    Loans receivable, net                              453,791    353,012
    Premises and equipment, net                          6,181      5,899
    Accrued interest receivable                          2,357      1,835
    Federal income taxes receivable                      2,511
    Other assets                                         3,670        938
                                                      --------   --------

        Total assets                                  $747,332   $609,398
                                                      ========   ========

LIABILITIES
    Deposits                                          $429,225   $435,462
    Repurchase agreements                               54,430     60,430
    Federal Home Loan Bank advances                     94,811     44,820
    Advances by borrowers for taxes and
     insurance                                           2,348      1,983
    Accrued interest payable                             1,131      1,090
    Federal income taxes payable                                    1,702
    Other liabilities                                    7,333      4,554
                                                      --------   --------
       Total liabilities                               589,278    550,041
                                                      --------   --------


SHAREHOLDERS' EQUITY
    Preferred stock, $.01 par value,
     3,000,000
       shares authorized, no shares issued and
     outstanding
    Common stock, $.01 par value, 33,000,000
       shares authorized, 11,241,250 shares
     issued                                                112
    Additional paid in capital                         110,230
    Retained earnings, substantially
    restricted                                          59,042     57,763
    Unearned employee stock ownership plan
     shares                                             (8,693)
    Accumulated other comprehensive income              (2,637)     1,594
                                                      --------   --------
       Total shareholders' equity                      158,054     59,357
                                                      --------   --------

        Total liabilities and shareholders'
         equity                                       $747,332   $609,398
                                                      ========   ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
---------------------------------

                                                             Years ended June 30,
                                                             --------------------
                                                         1999       1998       1997
---------------------------------------------------------------------------------------------
                                                  (Dollars in thousands, except share data)
Interest income
     Loans                                             $32,087     $ 25,736   $ 21,872
     Securities                                          2,126        3,165      3,736
     Mortgage-backed and related securities             13,913       13,581     12,805
                                                       -------     --------   --------
       Total interest income                            48,126       42,482     38,413
                                                       -------     --------   --------

Interest expense
     Deposits                                           18,886       19,860     18,496
     FHLB advances                                       3,704        3,057      3,953
     Repurchase agreements                               3,092        2,595        480
                                                       -------     --------   --------
       Total interest expense                           25,682       25,512     22,929
                                                       -------     --------   --------

Net interest income                                     22,444       16,970     15,484

Provision for loan losses                                1,062        1,779        590
                                                       -------     --------   --------

Net interest income after provision
 for loan losses                                        21,382       15,191     14,894
                                                       -------     --------   --------

Noninterest income
     Service charges                                     1,343        1,085        929
     Security gains (losses), net                          (48)         135       (934)
     Gain on sale of loans                                  73
     Other                                                 613          531        449
                                                       -------     --------   --------
       Total noninterest income                          1,981        1,751        444
                                                       -------     --------   --------

Noninterest expense
     Salaries and benefits                               6,571        5,471      4,863
     Occupancy and equipment                             1,828        1,578      1,432
     Federal deposit insurance premiums                    265          258      2,971
     Franchise taxes                                       961          776        714
     FHLB advances termination charges                     495
     Contribution to foundation                          8,026
     Other                                               2,546        2,289      1,918
                                                       -------     --------   --------
       Total noninterest expense                        20,692       10,372     11,898
                                                       -------     --------   --------

Income before income tax                                 2,671        6,570      3,440

Provision for income tax                                   616        2,498      1,216
                                                       -------     --------   --------

Net income                                             $ 2,055     $  4,072   $  2,224
                                                       =======     ========   ========
Basic and diluted earnings per share
    (since conversion)                                 $  (.02)         N/A        N/A
                                                       =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
----------------------------------------------------------

                                                                         Years Ended June 30, 1999, 1998 and 1997
                                                                       --------------------------------------------

                                                                 Additional              Obligation    Accumulated Other
                                                       Common      Paid in   Retained       Under       Comprehensive
                                                        Stock      Capital   Earnings       ESOP            Income         Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (Dollars in thousands)
Balance at July 1, 1996                                                       $ 51,467                     $ (2,644)      $ 48,823

Comprehensive income:
Net income                                                                       2,224                                       2,224
Change in unrealized gain (loss) on
 securities available for sale, net of tax                                                                    2,700          2,700
                                                                                                                          --------

   Total comprehensive income                                                                                                4,924
                                                                              --------                     --------       --------

Balance at June 30, 1997                                                        53,691                           56         53,747

Comprehensive income:
Net income                                                                       4,072                                       4,072
Change in unrealized gain (loss) on
 securities available for sale, net of tax                                           0                        1,538          1,538
                                                                              --------                     --------       --------

Total comprehensive income                                                       4,072                        1,538          5,610
                                                                              --------                     --------       --------

Balance at June 30, 1998                                                        57,763                        1,594         59,357

Comprehensive income:
Net income                                                                       2,055                                       2,055
Cumulative effect of securities
  transferred, net of tax                                                            0                          172            172
Change in unrealized gain (loss) on
 securities available for sale, net of tax                                           0                       (4,403)        (4,403)
                                                                              --------                     --------       --------

   Total comprehensive income                                                    2,055                       (4,231)        (2,176)

Issuance of common shares                              $   112     $110,200                                                110,312

Cash dividends declared ($.075 per share)                                         (776)                                       (776)
Employee stock ownership plan obligation                                                    $(8,993)                        (8,993)
Commitment to release employee stock
 ownership plan shares                                                   30                     300                            330
                                                                   --------              ----------                       --------

Balance at June 30, 1999                               $   112     $110,230   $ 59,042      $(8,693)       $ (2,637)      $158,054
                                                       =======     ========   ========   ==========        ========       ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------

                                                         Years ended June 30,
                                                         --------------------
                                                     1999       1998       1997
-----------------------------------------------------------------------------------
                                                       (Dollars in thousands)
Cash flows from operating activities
  Net income                                      $   2,055   $  4,072   $  2,224
  Adjustments to reconcile net income to net

   cash from operating activities
    Depreciation                                        865        738        570
    Provision for loan losses                         1,062      1,779        590
    Net amortization                                    649        282        128
    Investment security (gains) losses                   48       (135)       934
    Loss on disposal of fixed assets                     27                   159
    FHLB stock dividend                                (368)      (352)      (330)
    Contribution of common stock to foundation        8,026
    ESOP expense                                        330
    Change in
      Loans held for sale                              (945)
      Interest receivable                              (522)        54        (16)
      Interest payable                                   41        385       (186)
      Other assets                                   (2,731)      (134)       (24)
      Other liabilities                               2,481        499        573
      Deferred loan fees                                548          4       (181)
      Deferred taxes                                 (2,512)      (420)        15
                                                  ---------   --------   --------
       Net cash from operating activities             9,054      6,772      4,456
                                                  ---------   --------   --------

Cash flows from investing activities
  Investment and mortgage-backed securities
   available for sale
    Proceeds from sales                              34,421     37,052     43,294
    Proceeds from maturities, calls
     and principal paydowns                          67,302     41,985      9,480
    Purchases                                      (118,203)   (85,698)   (50,050)
  Investment and mortgage-backed securities
   held to maturity
    Proceeds from maturities, calls
     and principal paydowns                           1,226     16,438      7,225
    Purchases                                                              (4,000)
  Net decrease (increase) in fed funds sold         (21,304)    (1,355)     2,361
  Purchases of Federal Home Loan Bank Stock          (1,165)                 (330)
  Sale of Federal Home Loan Bank Stock                             830
  Net increase in loans                            (102,389)   (69,583)   (30,678)
  Premises and equipment expenditures, net           (1,174)      (191)    (2,063)
                                                  ---------   --------   --------
    Net cash from investing activities             (141,286)   (60,522)   (24,761)
                                                  ---------   --------   --------

(continued)

---------------------------------------------

                                                          Years ended June 30,
                                                          -------------------
                                                       1999       1998       1997
---------------------------------------------------------------------------------
                                                         (Dollars in thousands)
Cash flows from financing activities
  Net change in deposits                          $  (6,237)  $ 22,528   $ 21,200
  Net change in advances by borrowers
     for taxes and insurance                            365        282        (16)
  Proceeds from repurchase agreements                (6,000)    44,430     16,000
  Net proceeds from issuance of common stock         93,293
  Net change in overnight borrowings                 51,525
  Proceeds from FHLB borrowings                      14,000     57,075     59,550
  Repayment of FHLB borrowings                      (15,534)   (70,653)   (77,230)
                                                  ---------   --------   --------
    Net cash from financing activities              131,412     53,662     19,504
                                                  ---------   --------   --------

Net change in cash and cash equivalents                (820)       (88)      (801)

Cash and cash equivalents at beginning
 of year                                              6,669      6,757      7,558
                                                  ---------   --------   --------

Cash and cash equivalents at end of year          $   5,849   $  6,669   $  6,757
                                                  =========   ========   ========

Supplemental disclosures of cash flow
 information
  Cash paid during the year for
    Interest                                      $  25,641   $ 25,127   $ 23,216
    Income taxes                                      3,408      2,745      1,200
  Non-cash transfer of securities from held
   to maturity to available for sale                 27,039

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
June 30, 1999, 1998 and 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Amounts are in thousands, except per share data

Nature of Operations and Principles of Consolidation:  The consolidated
----------------------------------------------------
financial statements include First Place Financial Corp. and its wholly-owned subsidiary, First Federal Savings and Loan Association of Warren, together referred to as "the Company". Intercompany transactions and balances have been eliminated in consolidation.

The Company provides financial services through its main office in Warren, Ohio, eleven branch locations and six loan production offices. Its primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including real estate, consumer assets and business assets. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. The majority of the Company's income is derived from one-to four family residential real estate loans and mortgage-backed securities.

Use of Estimates:  The preparation of financial statements in conformity with
----------------
generally accepted accounting principles requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. Areas involving the use of management's estimates and assumptions include the allowance for loan losses, fair values of financial instruments, the realization of deferred tax assets, the carrying value of impaired loans, depreciation of premises and equipment, the actuarial present value of pension benefit obligations and the net periodic pension expense and prepaid pension costs recognized in the consolidated financial statements.

Cash and Cash Equivalents:  Cash and cash equivalents includes cash and deposits
-------------------------
with other financial institutions under 90 days. Net cash flows are reported for loan and deposit transactions.

Securities: Securities are classified into held-to-maturity and available-for-
----------
sale categories. Held-to-maturity securities are those that the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those that the Company may decide to sell if needed for liquidity, asset-liability management, or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax.

Realized gains or losses on sales are determined based on the amortized cost of the specific security sold. Amortization of premiums and accretion of discounts are computed under a system materially consistent with the level yield method and are recognized as adjustments to interest income. Prepayment activity on mortgage-backed securities is affected primarily by changes in interest rates. Yields on mortgage-backed securities are adjusted as prepayments occur through changes to premium amortization or discount accretion.

Loans:  Interest income on loans is accrued over the term of the loans based
-----
upon the principal outstanding. The accrual of interest on loans is suspended when, in management's opinion, the collection of all or a portion of the loan principal has become doubtful. When a loan is placed on nonaccrual status, accrued and unpaid interest at risk is charged against income. Under Statement of Financial Accounting Standards ("SFAS") No. 114, as amended by SFAS No. 118, the carrying value of impaired loans is periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and other cash payments are reported as reductions in carrying value. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in bad debt expense.

Loan fees, net of direct loan origination costs, are deferred and recognized over the life of the loan as a yield adjustment.

Allowance for Loan Losses:  Because some loans may not be repaid in full, an
-------------------------
allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem-loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management when deemed uncollectible, although collection efforts continue and future recoveries may occur.

A loan is impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent.

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one- to four-family residences, residential construction loans and automobile, home equity and second mortgages. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment.

When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 30 days or more. Loans are generally moved to nonaccrual status when 90 days or more past due or when collection of principal or interest is in doubt. These loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and non-performing and past-due asset disclosures.

Foreclosed Assets:  Assets acquired through or instead of loan foreclosure are
-----------------
initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment:  Premises and equipment are stated at cost less
----------------------
accumulated depreciation. Depreciation is computed over the asset useful lives on an accelerated basis, except for buildings for which the straight-line basis is used. Maintenance and repairs are expensed and major improvements are capitalized.

Employee Stock Ownership Plan:  The cost of shares issued to the ESOP, but not
------------------------------
yet allocated to participants is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce shareholders' equity; dividends on unearned ESOP shares reduce debt and accrued interest.

Income Taxes:  The Company records income tax expense based on the amount of tax
------------
due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. The provision for income taxes is based on the effective tax rate expected to be applicable for the entire year.

Earnings Per Common Share:  Basic earnings per common share is net income
-------------------------
divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options. Basic and diluted earnings per share for the year ended June 30, 1999 were computed based on earnings from the period December 31, 1998 (conversion date) to June 30, 1999, divided by the weighted average number of common shares outstanding for the period. The earnings for the period December 31, 1998 (conversion date) through June 30, 1999 were ($170). The weighted average number of shares outstanding was 10,350,580 for the year ended June 30, 1999. Earnings per share information for the years ended June 30, 1998 and 1997 is not meaningful since the mutual to stock conversion was not consummated until December 31, 1998.

Comprehensive Income:  Comprehensive income consists of net income and other
--------------------
comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applies for 1999, with prior information restated to be comparable.

Fair Value of Financial Instruments:  Fair values of financial instruments are
-----------------------------------
estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Financial Statement Presentation: Certain previously reported consolidated financial statement amounts have been reclassified to conform to the 1999 presentation.

NOTE 2 - CONSUMMATION OF THE CONVERSION TO A STOCK SAVINGS AND LOAN WITH THE CONCURRENT FORMATION OF A HOLDING COMPANY

On June 15, 1998, the Board of Directors of the Company unanimously adopted a plan of conversion to convert from a federally chartered mutual savings and loan company to a federally chartered stock savings and loan with the concurrent formation of a holding company, First Place Financial Corp.. The conversion was consummated on December 31,

1998 by amending the thrift's federal charter and the sale of the Company's common shares in an amount equal to the market value of the Company after giving effect to the conversion. A total of 11,241,250 common shares of the Company were issued at $10.00 per share and net proceeds from the sale were $93.3 million after deducting the costs of conversion and the shares contributed to the foundation.

The Company retained 50% of the net proceeds from the sale of common shares. The remainder of the net proceeds were invested in the capital stock issued by the Company to the Association as a result of the conversion.

At the time of conversion, the Company established a liquidation account which was equal to its regulatory capital as of the latest practicable date prior to the Conversion. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for the accounts then held.

Under Office of Thrift Supervision ("OTS") regulations, limitations have been imposed on all capital distributions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS.

In connection with the conversion, the Company established the First Federal of Warren Community Foundation. The Foundation was funded with a contribution of $8,026 of the Company's common stock at the date the conversion was consummated. The Foundation is dedicated to the promotion of charitable purposes within the communities in which the Company operates.

NOTE 3 - SECURITIES

The amortized cost, gross unrealized gains and losses and estimated fair values of securities at June 30, 1999 and 1998 are as follows:

                                           -------------------1999----------------------
                                                        Gross        Gross     Estimated
                                           Amortized  Unrealized  Unrealized     Fair
                                             Cost       Gains       Losses       Value
----------------------------------------------------------------------------------------
Available for sale
   Investment securities
     U.S. Government agencies               $ 22,127      $   33     $   (86)   $ 22,074
     Federal Home Loan Bank stock              5,947                               5,947
     Obligations of states and
      political subdivisions                   6,737          45         (88)      6,694
                                            --------      ------     -------    --------
                                              34,811          78        (174)     34,715
                                            --------      ------     -------    --------
   Mortgage-backed securities and
    collateralized mortgage obligations
     FHLMC                                    95,644         718      (1,726)     94,636
     FNMA                                     75,008         425      (1,678)     73,755
     GNMA                                     47,033         161      (1,805)     45,389
     Other                                       658           6                     664
                                            --------      ------                --------
                                             218,343       1,310      (5,209)    214,444
                                            --------      ------     -------    --------

                                            $253,154      $1,388     $(5,383)   $249,159
                                            ========      ======     =======    ========

                                           ---------------------1998--------------------
                                                        Gross        Gross     Estimated
                                           Amortized  Unrealized  Unrealized     Fair
                                             Cost       Gains       Losses       Value
----------------------------------------------------------------------------------------
Available for sale
   Investment securities
     U.S. Government agencies               $ 15,734      $   64       $  (1)   $ 15,797
     Federal Home Loan Bank stock              4,415                               4,415
     Obligations of states and
      political subdivisions                     826          27                     853
                                            --------      ------       ------  ---------
                                              20,975          91          (1)     21,065
                                            --------      ------       ------  ---------
   Mortgage-backed securities and
    collateralized mortgage obligations
     FHLMC                                    99,494       1,470         (66)    100,898
     FNMA                                     49,959       1,095        (536)     50,518
     GNMA                                     37,355         376         (17)     37,714
     Other                                       987           3                     990
                                            --------      ------       -----   ---------
                                             187,795       2,944        (619)    190,120
                                            --------      ------       -----   ---------

                                            $208,770      $3,035       $(620)   $211,185
                                            ========      ======       =====   =========

Held to maturity
   Investment securities
     U.S. Treasury securities               $  6,005      $   13       $  (4)   $  6,014
     U.S. Government agencies                  4,147          33                   4,180
     Obligations of states and
      political subdivisions                     364          32                     396
                                            --------      ------       ------  ---------
                                              10,516          78          (4)     10,590
                                            --------      ------       ------  ---------
   Mortgage-backed securities and
    collateralized mortgage obligations
     FNMA                                     16,267         210        (110)     16,367
     GNMA                                      1,512          49                   1,561
                                            --------      ------               ---------
                                              17,779         259        (110)     17,928
                                            --------      ------       ------  ---------

                                            $ 28,295      $  337       $(114)   $ 28,518
                                            ========      ======       ======  =========

The amortized cost and estimated fair value of debt securities at June 30, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                Amortized  Estimated
                                                  Cost     Fair Value
---------------------------------------------------------------------
   Available for sale
      Due in one year or less                    $ 10,460    $ 10,494
      Due after one year through five years        15,224      15,135
      Due after five years through ten years        3,180       3,139
                                                 --------    --------
                                                   28,864      28,768

      Mortgage-backed securities and
         collateralized mortgage obligations      218,343     214,444
                                                 --------    --------

                                                 $247,207    $243,212
                                                 ========    ========

Proceeds from the sale of debt securities for the years ended June 30, 1999 and 1998 were $34,421 and $37,052. Gross gains of $103 and $472 and gross losses of $151 and $337 were realized on sales of securities in 1999 and 1998.

Investment and mortgage-backed securities with a carrying value of $93,372 and $103,493 as of June 30, 1999 and 1998 were pledged to secure public deposits, repurchase agreements and for other purposes as required or permitted by law.

On October 1, 1998, the Company adopted SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities". SFAS No. 133 allows the Company a one-time reclassification of securities held to maturity to classification as available for sale or trading. The Company transferred securities with an amortized cost of $27,039 previously classified as held to maturity to available for sale upon adoption. The unrealized gain on the securities transferred totaled $260. On October 1, 1998, the Bank's equity increased $172 as a result of the transfer.

NOTE 4 - LOANS

Loans as presented on the balance sheet are comprised of the following classifications at June 30:

                                             1999      1998
-------------------------------------------------------------
Real estate mortgage loans
     One- to four- family                  $357,374  $267,950
     Multifamily                              4,804     4,481
     Commercial                              10,192     8,627
     Construction                            13,993     6,301
     Home equity                              8,944     9,189
                                           --------  --------
                                            395,307   296,548

Consumer and other loans
     Automobile                              53,243    52,847
     Other                                   19,217    11,242
                                           --------  --------
                                             72,460    64,089

Commercial loans                              1,925     2,587
                                           --------  --------

   Less:
     Loans in process                        10,411     5,866
     Net deferred loan origination fees       1,867     1,319
     Allowance for loan losses                3,623     3,027
                                           --------  --------
                                             15,901    10,212
                                           --------  --------

                                           $453,791  $353,012
                                           ========  ========

A summary of the activity in the allowance for loan losses is as follows:

                                         1999     1998     1997
-----------------------------------------------------------------
      Balance at beginning of period    $3,027   $1,723   $1,259
      Provision for loan losses          1,062    1,779      590
      Charge-offs                         (542)    (515)    (138)
      Recoveries                            76       40       12
                                        ------   ------   ------

      Balance at end of period          $3,623   $3,027   $1,723
                                        ======   ======   ======

Nonaccrual loans totaled $1,574 and $2,143 at June 30, 1999 and 1998. Interest not recognized on nonaccrual loans totaled approximately $90, $94 and $172 for the years then ended June 30, 1999, 1998 and 1997. There were no impaired loans at June 30, 1999 and 1998 or during the fiscal years ended June 30, 1999, 1998 and 1997.


NOTE 5 - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers, directors, and their related business interests. A summary of related party loan activity is as follows for the year ended June 30, 1999:

      Balance at beginning of period                 $   979
      New loans                                          377
      Repayments                                        (511)
                                                     -------

      Balance at end of period                       $   845
                                                     =======

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment consists of the following:

                                                        1999      1998
----------------------------------------------------------------------
      Land and improvements                          $ 1,090   $ 1,076
      Buildings and improvements                       4,542     4,523
      Leasehold improvements                             996       960
      Furniture and equipment                          5,261     6,467
      Construction in process                            438       137
                                                     -------   -------
          Total cost                                  12,327    13,163
      Accumulated depreciation                        (6,146)   (7,264)
                                                     -------   -------
                                                     $ 6,181   $ 5,899
                                                     =======   =======

At June 30, 1999, the Company is obligated for rental commitments under non-cancelable operating leases on real estate and equipment as follows:

         2000                             $    292
         2001                                  241
         2002                                  223
         2003                                  187
         2004                                  176
         Thereafter                          1,040
                                          --------
                                          $  2,159
                                          ========

NOTE 7 - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at June 30, is summarized as follows:

                                                               1999      1998
--------------------------------------------------------------------------------
      Investment securities                                  $    381  $    461
      Mortgage backed
       and related securities                                   1,062     1,062
      Loans receivable                                            914       312
                                                             --------  --------
                                                             $  2,357  $  1,835
                                                             ========  ========

NOTE 8 - DEPOSITS

Deposits consist of the following:

                                                               1999      1998
--------------------------------------------------------------------------------
     Noninterest-bearing demand                              $  5,740  $  5,217
     Savings                                                   66,629    67,402
     NOW                                                       36,082    34,141
     Money Market                                              76,694    68,733
     Certificates of deposit                                  244,080   259,969
                                                             --------  --------
                                                             $429,225  $435,462
                                                             ========  ========

The aggregate amount of certificates of deposit with a minimum denomination of $100 is $50,854 and $53,225 at June 30, 1999 and 1998.


At June 30, 1999, scheduled maturities of certificates of deposit are as follows:

              2000                               $ 154,123
              2001                                  52,344
              2002                                  15,770
              2003                                   4,264
              2004                                   1,475
              Thereafter                            16,104
                                                 ---------

                                                 $ 244,080
                                                 =========

Interest expense on deposits is summarized as follows:

                                                     1999      1998      1997
--------------------------------------------------------------------------------
     Savings                                       $  1,465  $  1,661  $  1,782
     NOW                                                471       557       592
     Money Market                                     3,234     2,744     2,110
     Certificates of deposit                         13,716    14,898    14,012
                                                   --------  --------  --------

                                                   $ 18,886  $ 19,860  $ 18,496
                                                   ========  ========  ========

NOTE 9 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by mortgage-backed securities with a carrying value and fair value of approximately $58,110 at June 30, 1999 and $62,608 at June 30, 1998.

Securities sold under agreements to repurchase are financing arrangements that mature within three years. Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                            1999      1998
--------------------------------------------------------------------------------
  Average daily balance during the year                   $ 53,800   $ 45,044
  Average interest rate during the year                       5.63%      5.76%
  Maximum month-end balance during the year               $ 60,430   $ 60,430

NOTE 10 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank at year-end were as follows:

                                                                          1999                      1998
                                                                 ----------------------   -------------------------
              Year of Maturity                                   Interest Rate   Amount   Interest Rate   Amount
              -----------------------------------------------------------------------------------------------------
                   2000                                           5.178 - 6.00%  $74,325      5.54%      $20,000
                   2000                                               4.95         6,000
                   2003                                            5.20 - 5.99     9,763    5.20 - 5.59    7,669
                   2004                                            5.20 - 5.30     1,923    5.20 - 5.30    2,326
                   2006                                               6.20         2,800
                   2008                                                                       6.30         3,258
                   2010                                                                       6.05        11,567
                                                                                 -------                 -------
                                                                                 $94,811                 $44,820
                                                                                 =======                 =======

At June 30, 1999, scheduled principal payments on FHLB advances are as follows:

         Year ended June 30,
         -------------------
                2000                                                                  $     75,071
                2001                                                                         6,786
                2002                                                                         6,409
                2003                                                                         3,641
                2004                                                                            85
                Thereafter                                                                   2,819
                                                                                      ------------
                                                                                      $     94,811
                                                                                      ============

All advances are collateralized by the Company's FHLB stock and residential mortgage loans totaling $142,200 and $67,230 at June 30, 1999 and 1998. Based on the Company investment in FHLB stock, the maximum dollar amount of FHLB advance borrowings available at June 30, 1999 was $118.9 million.

NOTE 11 - INCOME TAXES

The provision for income taxes consists of the following:

                                                 1999     1998     1997
    --------------------------------------------------------------------
    Current provision                          $ 3,128   $2,918   $1,201
    Deferred provision (benefit)                (2,512)    (420)      15
                                               -------   ------   ------

                                               $   616   $2,498   $1,216
                                               =======   ======   ======

The differences between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before taxes are as follows:

                                                1999    1998    1997
    -----------------------------------------------------------------
    Income tax computed at the
     statutory federal rate                    $ 908   $2,302  $1,169

    Add (subtract) tax effect of
      Miscellaneous items                       (292)     196      47
                                               -----   ------  ------

                                               $ 616   $2,498  $1,216
                                               =====   ======  ======

The tax effects of principal temporary differences and the resulting deferred tax assets and liabilities that comprise the net deferred tax balance are as follows at June 30:

                                                           1999      1998
  -------------------------------------------------------------------------
  Items giving rise to deferred tax assets:
     Deferred loan fees and costs                        $   693   $   525
     Charitable contribution carryforward                  2,358
     Bad debts                                               352
     Nonaccrual loan interest                                 31        32
     Accrued retirement                                                137
     Deferred compensation                                    69        68
     Unrealized loss on securities available for sale      1,358
     Other                                                    32        28
                                                         -------   -------
      Deferred tax asset                                   4,893       790

  Items giving rise to deferred tax liabilities:
     FHLB stock dividend                                    (731)     (606)
     Franchise taxes                                        (139)     (139)
     Depreciation                                           (624)     (468)
     Bad debts                                                         (26)
     Unrealized gain on securities available for sale                 (821)
     Other                                                    (4)      (26)
                                                         -------   -------
     Deferred tax liabilities                             (1,498)   (2,086)
                                                         -------   -------

        Net deferred asset (liability)                   $ 3,395   $(1,296)
                                                         =======   =======

The Company has sufficient taxes paid in prior years and available for recovery and expected future taxable income sufficient to warrant recording the full deferred tax asset without a valuation allowance.

Retained earnings at June 30, 1999, include approximately $11,590 for which no provision for federal income taxes has been made. This amount represents the tax bad debt reserve at June 30, 1988, which is the end of the Company's base year for purposes of calculating the bad debt deduction for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, the amount used will be added to future taxable income. The unrecorded deferred tax liability on the above amount at June 30, 1999 was approximately $3,940.

Tax expense (benefit) attributable to securities gains (losses) approximated ($16), $46 and ($318) for the years ended June 30, 1999, 1998 and 1997.

NOTE 12 - EMPLOYEE BENEFIT PLANS

The Company sponsors a defined benefit pension plan that covers substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company and compensation rates near retirement. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. Plan assets consist primarily of certificates of deposits with the Company and insurance contracts.

Information about the pension plan was as follows.

                                                           1999      1998
--------------------------------------------------------------------------
  Change in benefit obligation:
     Beginning benefit obligation                        $ 3,943   $ 3,744
     Service cost                                            300       225
     Interest cost                                           232       225
     Actuarial gain                                          679       664
     Benefits paid                                          (141)     (915)
                                                         -------   -------
     Ending benefit obligation                             5,013     3,943

  Change in plan assets, at fair value:
     Beginning plan assets                                 1,416     2,032
     Actual return                                           143        79
     Employer contribution                                   366       220
     Benefits paid                                          (141)     (915)
                                                         -------   -------
     Ending plan assets                                    1,784     1,416
                                                         -------   -------

  Funded status                                           (3,229)   (2,527)
  Unrecognized net actuarial loss                          2,262     1,620
  Unrecognized prior service cost                             75       158
                                                         -------   -------

  Prepaid (accrued) benefit cost                         $  (892)  $  (749)
                                                         =======   =======

The components of pension expense and related actuarial assumptions were as follows.

                                                1999      1998      1997
-------------------------------------------------------------------------
  Service cost                                 $ 300     $ 226     $ 230
  Interest cost                                  232       225       233
  Expected return on plan assets                 (79)      (35)     (134)
  Amortization of prior service cost               9       (42)       22
  Recognized net actuarial (gain) loss            37
                                               -----     -----     -----
     Net                                       $ 499     $ 374     $ 351
                                               =====     =====     =====

  Discount rate on benefit obligation           5.95%     6.93%     6.93%
  Long-term expected rate of return
   on plan assets                               7.00      7.00      7.00
  Rate of compensation increase                 5.00      5.00      5.00

In June 1999, the Company's Board of Directors approved a resolution terminating the Company's defined benefit pension plan. In June 1999, the Board of Directors approved ceasing the accumulation of future benefits to plan participants. The settlement of vested plan benefits will occur upon receipt of a determination letter from the Commissioner approving the plan termination. Participants may choose a lump sum payment, the purchase of a nontransferable deferred annuity contract or a transfer to the 401 (k) plan.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

During 1999, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of employees 21 and older and who have completed at least one thousand hours of service. Contributions under the ESOP are conditioned upon the ESOP being qualified under Sections 401 and 501 of the Internal Revenue code of 1986, as amended (the "Code").

To fund the plan, the ESOP borrowed $8,993 from the Company for the purposes of purchasing 899,300 shares of stock at $10 per share in the conversion. Principal and interest payments on the loan are due in annual installments which begin December 31, 1999 with the final payments of principal and interest being due and payable at maturity on December 31, 2013. Interest is payable during the term of the loan at a fixed rate of 7.75%. The loan is collateralized by the shares of the Company's common stock purchased with the proceeds. As the Association periodically makes contributions to the ESOP to repay the loan, shares will be allocated to participants on the basis of the ratio of each year's principal and interest payments to the total of all principal and interest payments. Dividends on allocated shares increase participant accounts. ESOP compensation expense was $330 for 1999.

Shares held by the ESOP at June 30 were as follows:

                                                                1999
                                                                ----
Shares allocated to participants                                30,000
Unearned shares                                                869,300
                                                              --------

     Total ESOP shares                                         899,300
                                                              ========

               Fair value of unearned shares                  $ 10,704
                                                              ========

NOTE 14 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to make loans. The Company's exposure to credit loss in case of nonperformance by the other party to the financial instrument for commitments to make loans is represented by the contractual amount of those instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

As of June 30, 1999, variable rate commitments to make loans or fund outstanding lines of credit amounted to approximately $30.0 million and fixed-rate commitments amounted to $8.3 million. The interest rates on variable-rate commitments ranged from 6.75% to 19.75% and interest rates on fixed-rate commitments ranged from 6.75% to 8.75% at June 30, 1999. As of June 30, 1998, commitments to extend credit totaled approximately $23.9 million. Since loan commitments may expire without being used, the amounts do not necessarily represent future cash commitments.


NOTE 15- SAVINGS ASSOCIATION INSURANCE FUND RECAPITALIZATION

Included in federal deposit insurance premium expense in the Statement of Income for the year ended June 30, 1997 is $2,461 for a special assessment resulting from legislation passed and enacted into law on September 30, 1996 to recapitalize the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation. Thrifts such as the Company paid a one-time assessment in November, 1996 of $0.657 for each one hundred dollars in deposits as of March 31, 1995. Because of the recapitalization, the Company began paying lower deposit insurance premiums in January, 1997.

NOTE 16 - REGULATORY CAPITAL

The Company is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                                                                           Capital to risk-
                                                                            weighted assets                Tier 1 capital
                                                                           -----------------
                                                                  Total              Tier 1              to average assets
                                                                ---------  ---------------------------  --------------------
 Well capitalized                                                     10%                 6%                   5%
 Adequately capitalized                                                8%                 4%                   4%
 Undercapitalized                                                      6%                 3%                   3%

At year end, actual capital levels (in thousands) and minimum required levels were:

                                                                                                         Minimum Required
                                                                                                            To Be Well
                                                                                Minimum Required         Capitalized Under
                                                                                  For Capital            Prompt Corrective
                                                                 Actual        Adequacy Purposes        Action Regulations
                                                                 ------        -----------------        ------------------
                                                             Amount    Ratio    Amount     Ratio         Amount     Ratio
                                                             -------   -----    -------    -----        --------   --------
1999

Total capital (to risk weighted assets)                    $101,358    30.1%     $26,918    8.0%        $33,648      10.0%

Tier 1 capital (to risk weighted assets)                   $ 98,106    29.2%     $13,459    4.0%        $20,189       6.0%

Tier 1 capital (to adjusted total assets)                  $ 98,106    14.1%     $27,871    4.0%        $34,839       5.0%

Tangible capital (to adjusted total assets)                $ 98,106    14.1%     $10,452    1.5%        N/A

1998

Total capital (to risk weighted assets)                    $ 60,418    21.8%     $22,134    8.0%        $27,667      10.0%

Tier 1 capital (to risk weighted assets)                   $ 57,763    20.9%     $11,067    4.0%        $16,600       6.0%

Tier 1 capital (to adjusted total assets)                  $ 57,763     9.8%     $24,279    4.0%        $30,349       5.0%

Tangible capital (to adjusted total assets)                $ 57,763     9.8%     $ 9,105    1.5%        N/A

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value and the related carrying value of the Company's financial instruments at June 30, 1999 and 1998:

                                ------- 1999---------    -------- 1998--------
                                Carrying    Estimated    Carrying    Estimated
                                 Value     Fair Value     Value     Fair Value
                               ----------  -----------  ----------  -----------
Assets
Cash and cash equivalents      $   5,849    $   5,849   $   6,669    $   6,669
Federal Funds sold                22,869       22,869       1,565        1,565
Securities available
  for sale                       249,159      249,159     211,185      211,185
Securities held to
  maturity                                                 28,295       28,519
Loans held for sale                  945          945
Loans receivable, net            453,791      452,135     353,012      368,109
Accrued interest receivable        2,357        2,357       1,835        1,835

Liabilities
Demand and savings deposits    $(185,145)   $(185,145)  $(175,493)   $(175,493)
Time deposits                   (244,080)    (244,322)   (259,969)    (260,580)
Repurchase agreements            (54,430)     (54,780)    (60,430)     (60,888)
FHLB advances                    (94,811)     (94,652)    (44,820)     (44,774)
Advances by borrowers
  for taxes and insurance         (2,348)      (2,348)     (1,983)      (1,983)
Accrued interest payable          (1,131)      (1,131)     (1,090)      (1,090)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents and federal funds sold is considered to approximate cost. The estimated fair value of investment and mortgage-backed securities is based on quoted market values for the individual securities or for equivalent securities. Carrying value is considered to approximate fair value for loans that contractually reprice at intervals of six months or less, for short-term borrowings, for deposit liabilities subject to immediate withdrawal and accrued interest. The fair values of fixed rate loans, loans that reprice less frequently than each six months, time deposits and Federal Home Loan Bank borrowings have been approximated by a discount rate value technique utilizing estimated market interest rates as of June 30, 1999 and 1998. The fair values of unrecorded commitments at June 30, 1999 and 1998 are not material.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30, 1999 and 1998, the estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. The estimated fair values at June 30, 1999 and 1998 should not necessarily be considered to apply at subsequent dates.

Other assets and liabilities of the Company may have value but are not included in the above disclosures, such as property and equipment. In addition, nonfinancial instruments typically not recognized in these financial statements nevertheless may have value, but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the value of a trained work force, customer goodwill, and similar items.

NOTE 18 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEET
June 30, 1999

  ASSETS
  Cash and cash equivalents                               $    410
  Interest-bearing deposits                                 22,559
  Securities available for sale                             27,653
  Note receivable                                            8,993
  Investment in banking subsidiaries                        96,094
  Other assets                                               3,246
                                                          --------
     Total assets                                         $158,955
                                                          ========

  LIABILITIES AND SHAREHOLDERS' EQUITY
  Accrued expenses and other liabilities                  $    901
  Shareholders' equity                                     158,054
                                                          --------
     Total liabilities and shareholders' equity           $158,955
                                                          ========


CONDENSED STATEMENTS OF INCOME
Period December 31, 1998 (inception of Company) through June 30, 1999

  INCOME
  Interest income                                         $  1,011
  Dividend from subsidiary                                   4,413
                                                          --------
     Total income                                            5,424

  EXPENSES
  Contribution to Foundation                                 8,026
  Other expenses                                               167
                                                          --------
     Total expense                                           8,193

  Loss before income taxes                                  (2,769)
  Income tax benefit                                        (2,459)
                                                          --------

  Loss before undistributed net earnings of subsidiary        (310)
  Equity in undistributed net earnings of subsidiary           140
                                                          --------

  Net loss                                                $   (170)
                                                          ========

CONDENSED STATEMENTS OF CASH FLOWS
Period December 31, 1998 (inception of
Company) through June 30, 1999

Cash flows from operating activities
  Net income                                                $   (170)
  Equity in earnings from subsidiary                            (140)
  Net amortization                                                12
  Contribution of common stock to foundation                   8,026
  Change in other assets                                      (3,246)
  Change in other liabilities                                    777
                                                            --------
      Net cash from operating activities                       5,259

 Cash flows from investing activities
  Purchases of mortgage-backed securities                    (29,259)
  Paydowns of mortgage-backed securities                         648
  Increase in interest bearing accounts                      (22,559)
  Increase in loans to subsidiary association                 (8,993)
  Purchase of capital stock of subsidiary                    (37,979)
                                                            --------
   Net cash from investing activities                        (98,142)

 Cash flows from financing activities
  Proceeds from sale of stock                                 93,293
                                                            --------
   Net cash from financing activities                         93,293

 Net change in cash and cash equivalents                         410

 Beginning cash and cash equivalents                               -
                                                            --------

 Ending cash and cash equivalents                           $    410
                                                            ========

NOTE 19 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

1999                                    September 30        December 31       March 31       June 30
----                                    ------------        -----------       --------       -------
                                                (Dollars in thousands, except per share data)
Summary of earnings:
Total interest income                         $11,215           $11,851         $12,455       $12,605
Total interest expense                          6,700             6,921           5,990         6,071
                                              -------           -------         -------       -------
  Net interest income                           4,515             4,930           6,465         6,534
Provision for loan losses                         183               476             166           238
  Net interest income after
   provision for loan losses                    4,332             4,454           6,299         6,296
Total noninterest income                          458               453             460           610
Total noninterest expense                       2,900            11,450           3,076         3,266
                                              -------           -------         -------       -------
  Income before income tax                      1,890            (6,542)          3,683         3,640
Provision for incomes tax                         643            (2,224)          1,105         1,092
                                              -------           -------         -------       -------
  Net income                                  $ 1,247           $(4,318)        $ 2,578       $ 2,548
                                              =======           =======         =======       =======

Basic and diluted earnings
  per share (since conversion)                    N/A             $(.51)          $0.25         $0.25

1998                                         September 30   December 31        March 31       June 30
----                                         ------------   -----------        --------       -------
                                                 (Dollars in thousands, except per share data)
Summary of earnings:
Total interest income                         $10,194           $10,498         $10,792       $10,998
Total interest expense                          6,094             6,358           6,515         6,545
                                              -------           -------         -------       -------
  Net interest income                           4,100             4,140           4,277         4,453
Provision for loan losses                         245                95             151         1,288
  Net interest income after
   provision for loan losses                    3,855             4,045           4,126         3,165
Total noninterest income                          558               373             238           582
Total noninterest expense                       2,649             2,538           2,356         2,829
                                              -------           -------         -------       -------
  Income before income tax                      1,764             1,880           2,008           918
Provision for incomes tax                         498               660             691           649
                                              -------           -------         -------       -------
  Net income                                  $ 1,266           $ 1,220         $ 1,317       $   269
                                              =======           =======         =======       =======

Basic and diluted earnings per share              N/A               N/A             N/A           N/A

NOTE 20 - SUBSEQUENT EVENTS

On July 2, 1999 the Company approved an Employee Stock Option Plan and a Retention Recognition Plan. Options to buy stock of the Company are granted to directors and certain key employees under the Employee Stock Option Plan.

The Retention Recognition Plan (RRP) provides to directors and certain key employees an ownership interest in the Company designed to compensate such directors and key employees for services to the Company. The Company contributed sufficient funds to enable the RRP to purchase and issue as awards 449,650 common shares of the Company. The shares awarded vest over a 5-year period beginning in July 2000.