Form 10-K, Exhibit 13
period 2000-06-30
FIRST PLACE FINANCIAL CORP /DE/
filed 2000-08-16
CIK 1068912

Exhibit 13
Annual Report to Security Holders

Exhibit 13 was sent under separate cover
or is enclosed herein.

Market Prices and Dividends Declared

Fiscal year 1999
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

High	N/A	N/A	$ 11.625	$ 12.375

Low	N/A	N/A	$ 10.125	$ 9.625

Dividends declared	N/A	N/A	N/A	$ 0.075

Fiscal year 2000
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

High	$ 12.9375	$ 12.25	$ 11.4375	$ 10.9375

Low	$ 11.375	$ 10.4375	$ 10.00	$ 9.4375

Dividends declared	$ 0.075	$ 0.075	$ 0.075	$ 0.100

 EXHIBIT 13

SELECTED FINANCIAL AND OTHER DATA

	At June 30,
	2000	1999	1998	1997	1996
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$1,051,577	$747,332	$609,398	$548,870	$523,131
Loans receivable, net	705,066	453,791	353,012	285,212	254,435
Allowance for loan losses	6,150	3,623	3,027	1,723	1,259
Nonperforming assets	7,416	1,782	2,143	2,480	1,126
Securities available for sale	261,051	249,159	211,185	202,677	202,176
Securities held to maturity	—	—	28,295	44,875	47,918
Deposits	586,748	429,225	435,462	412,934	392,350
Federal Home Loan Bank advances	227,762	94,811	44,820	58,398	76,078
Repurchase agreements	75,000	54,430	60,430	16,000	—
Total shareholders’ equity	147,975	158,054	59,357	53,747	48,823

	For the Years Ended June 30,
	2000	1999	1998	1997	1996
	(Dollars in thousands)
Summary of earnings:
Total interest income	$ 58,506	$ 48,126	$ 42,482	$ 38,413	$ 36,436
Total interest expense	32,657	25,682	25,512	22,929	21,858

Net interest income	25,849	22,444	16,970	15,484	14,578
Provision for loan losses	2,294	1,062	1,779	590	238

Net interest income after provision for loan losses	23,555	21,382	15,191	14,894	14,340
Total noninterest income	2,447	1,981	1,751	444	1,220
Total noninterest expense (1) (2)	15,890	20,692	10,372	11,898	9,149

Income before income tax	10,112	2,671	6,570	3,440	6,411
Provision for income tax	3,298	616	2,498	1,216	2,262

Net income	$ 6,814	$ 2,055	$ 4,072	$ 2,224	$ 4,149

(1)	For the year ended June 30, 1999, noninterest expense included $8.0 million as a result of the contribution to the Foundation.
(2)	For the year ended June 30, 1997, noninterest expense included a one-time charge of $2.5 million to recapitalize the Savings Association Insurance Fund (SAIF).

	For the Years Ended June 30,
	2000	1999	1998	1997	1996
Selected Financial Ratios and Other Data:
Performance Ratios(1):
Return on average assets	0.83%	0.30%	0.70%	0.42%	0.82%
Return on average equity	4.80	1.86	7.00	4.39	8.52
Interest rate spread(2)	2.39	2.67	2.55	2.52	2.48
Net interest margin(3)	3.25	3.42	3.00	2.97	2.94
Noninterest expense to average assets	1.94	3.03	1.77	2.23	1.81
Efficiency ratio(4)	56.03	84.72	55.40	74.70	57.91
Net interest income to operating expenses	162.67	108.47	163.60	130.13	159.35
Average interest-earning assets to average interest-bearing liabilities	121.29	119.07	110.46	109.90	109.94
Dividend payout	44.00	N/A	N/A	N/A	N/A
Capital Ratios:
Equity to total assets at end of period	14.07	21.15	9.74	9.79	9.33
Average equity to average assets	17.34	16.21	9.94	9.51	9.61
Tangible capital(5)	8.75	14.08	9.52	9.80	9.79
Core capital(5)	8.75	14.08	9.52	9.80	9.79
Total risk-based capital(5)	15.27	30.12	21.84	23.85	25.64
Asset Quality Ratios:
Nonperforming assets as a percent of total assets(6)	0.71	0.24	0.35	0.45	0.22
Allowance for loan losses as a percent of loans(7)	0.86	0.79	0.85	0.60	0.49
Allowance for loan losses as a percent of nonperforming loans(6)	93.67	230.23	141.25	69.48	111.81
Per Share Data:
Net income (loss)(8)	$ .75	$ (.02)	N/A	N/A	N/A
Net income (loss), fully diluted(8)	.75	(.02)	N/A	N/A	N/A
Dividends declared	.33	.08	N/A	N/A	N/A
Book value per share at year end	13.84	14.06	N/A	N/A	N/A

(1)	The performance ratios include the $8.0 million contribution to the Foundation in the year ended June 30, 1999, and the $2.5 million charge to recapitalize SAIF in the year ended June 30, 1997.
(2)	The net interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(3)	The net interest margin represents net interest income as a percent of average interest-earning assets.
(4)	The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income.
(5)	Regulatory capital ratios of First Federal.
(6)	Nonperforming assets consist of nonperforming loans, repossessed autos and other real estate owned.
(7)	Loans represent loans receivable, net, excluding the allowance for loan losses.
(8)	Net loss for 1999 represents earnings since conversion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General

First Place was formed with the conversion of First Federal from a federally-chartered mutual savings and loan association to a federally-chartered stock savings and loan association. First Federal is a community-oriented financial institution engaged primarily in gathering deposits to originate one- to- four family residential mortgage loans and consumer loans. Management’s discussion should be read in conjunction with the consolidated financial statements and footnotes.

On May 12, 2000, First Place acquired The Ravenna Bank in a tax-free exchange accounted for as a purchase. First Place issued treasury stock valued at $23.9 million on the date the transaction was consummated to acquire all of the outstanding shares of Ravenna. At the date of acquisition, Ravenna was merged into First Federal.

Forward Looking Statements

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms “anticipates”, “plans”, “expects”, “believes”, “estimate” or “projected” and similar expressions as they relate to First Place or its management are intended to identify such forward looking statements. First Place’s actual results, performance or achievements may materially differ from those expressed or implied in the forward looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Financial Condition at June 30, 2000 and 1999

Total assets increased $304.3 million, or 40.7%, and totaled $1,051.6 million at June 30, 2000 compared to $747.3 million at June 30, 1999. The increase in assets was primarily attributable to growth in loans receivable and the purchase of Ravenna.

Securities available for sale as of June 30, 2000 increased $11.9 million or 4.8% and totaled $261.1 million compared to $249.2 million at June 30, 1999.

Equity and debt securities increased $23.2 million and $4.2 million, while mortgage-backed securities decreased $15.5 million. The increase in equity securities was a result of First Place’s purchase of FNMA and FHLMC preferred stock.

Net loans receivable increased from $453.8 million at June 30, 1999 to $705.1 million at June 30, 2000. This growth was primarily concentrated in one- to- four family and construction loans, which comprised 80.3% of the growth. Of the total increase, $150.5 million were acquired from Ravenna. The increase in loans from Ravenna included $12.1 million of loans held for sale as Ravenna had an active mortgage bank operation that is being continued by First Federal. While First Place remains committed to its traditional mortgage lending business, continued focus is being placed on diversification of the portfolio. This diversification was evidenced by the fact that each loan portfolio grew during 2000, including increases in consumer loans of $18.5 million, commercial real estate loans of $17.6 million and multi-family loans of $12.2 million. The commercial loan portfolio grew to $9.1 million at June 30, 2000 and management anticipates growth in this portfolio to accelerate in 2001 as the new commercial loan department concentrates on growing the portfolio.

Total deposits were $586.7 million at June 30, 2000, an increase of $157.5 million, or 36.7%, compared to $429.2 million at June 30, 1999. This increase was concentrated in certificates of deposit and money market funds and was primarily due to the acquisition of Ravenna which contributed $118.3 million of the growth.

Federal Home Loan Bank Advances increased $133.0 million to $227.8 at June 30, 2000 compared to $94.8 million at June 30, 1999. Management uses FHLB advances as a source to fund loan growth and as a source for longer term borrowings which are not as readily available through retail deposits. As management identifies the need for additional advances, it plans to acquire additional FHLB stock and increase its borrowing capacity. Securities sold under agreement to repurchase increased $20.6 million during 2000. Repurchase agreements are obtained through brokers and secured by mortgage-backed securities. Management intends to utilize this funding source as needed to help fund loan growth and when attractive rates can be obtained compared to the other funding alternatives.

Total shareholders’ equity decreased to $148.0 million at June 30, 2000 compared to $158.1 million at June 30, 1999. This decrease was primarily due to the treasury stock and recognition and retention plan shares acquired and the increase in the unrealized loss on securities available for sale.

Comparison of Results of Operations for Years Ended June 30, 2000 and 1999

General.    Net income for the year ended June 30, 2000 was $6.8 million, compared to $2.1 million for the year ended June 30, 1999. The increase in net income was due to an increase in net interest income of $3.4 million, an increase in noninterest income of $466 thousand and a decrease in noninterest expense of $4.8 million which was partially offset by an increase in the provision for loan losses of $1.2 million and an increase in the income tax provision of $2.7 million. The increase in net income was significantly impacted by the $8.0 million contribution to fund the Foundation which was charged to earnings during 1999. Excluding this item, net income would have been $7.4 million in 1999. Basic and diluted earnings (loss) per share for 2000 totaled $0.75 and ($0.02) for 1999 (since conversion).

Net interest income.    Net interest income increased $3.4 million, or 15.2%, and totaled $25.8 million for the year ended June 30, 2000 compared to $22.4 million for the year ended June 30, 1999. The increase in net interest income was mainly due to an increase in average loans outstanding of $128.7 million, or 31.8%. This increase was partially offset by an increase in interest expense, primarily due to the increase in average FHLB advances of $60.1 million, or 85.4%. The net interest margin for the year ended June 30, 2000 was 3.25% compared with 3.42% for the year ended June 30, 1999. Much of the decrease in margin was due to the increase in the cost of funds from 4.65% in 1999 to 4.94% in 2000, primarily due to higher rates on FHLB advances and NOW and money market deposit accounts.

Total interest income increased $10.4 million and totaled $58.5 million for the year ended June 30, 2000 compared to $48.1 million for the year ended June 30, 1999. This 21.6% increase was primarily due to the increase in average loans outstanding discussed above and to a lesser extent the $14.9 million increase in average investment securities as well as an increase in the yields on investment and mortgage backed securities.

Total interest expense increased $7.0 million, or 27.2%. Deposit interest expense increased $1.8 million to $20.7 million for the year ended June 30, 2000. The expense for borrowed funds (FHLB advances and repurchase agreements) increased $5.2 million to $12.0 million. The increase in deposit expense and the cost of borrowed funds is attributed to both an increase in the average balances and an increase in rates paid.

Provision for loan losses.    The provision for loan losses increased $1.2 million for the year ended June 30, 2000 compared to the year ended June 30, 1999. During the year ended June 30, 2000, additional provision was accrued due to higher levels of nonperforming assets, and the increase in charge-offs in 2000. The increase in the provision during 2000 was primarily due to an increase in impaired loans for which management specifically allocated a portion of the allowance, the increase in the level of nonperforming loans and an increase in net charge-offs. The increase in impaired and nonperforming loans was due in part to loans acquired in the Ravenna acquisition and not due to any changes in underwriting standards of First Place. At June 30, 2000, the allowance for loan losses as a percent of loans increased to 0.86% from 0.79% at June 30, 1999. However, the allowance as a percentage of nonperforming loans dropped from 230.23% at June 30, 1999 to 93.67% at June 30, 2000. While the allowance coverage of nonperforming loans declined, management feels that based on its analysis of individual problem loans and the collateral supporting these loans, the allowance for loan losses is adequate at June 30, 2000.

Noninterest income.    Noninterest income increased $466 thousand, or 23.5%, to $2.4 million for the year ended June 30, 2000, from $2.0 million for the prior year. This increase was partially due to increased fee income associated with NOW accounts and automated teller machine transactions. Also contributing to the increase in noninterest income were gains recognized on the sale of loans from mortgage banking activities.

Noninterest expense.    Noninterest expense decreased $4.8 million to $15.9 million for the year ended June 30, 2000 compared to $20.7 million for the prior year. The decrease in noninterest expense was primarily due to the $8.0 million contribution to the Foundation recorded in 1999. Salaries and benefits increased $2.0 million or 30.3% compared to the year ended June 30, 1999. The increase was due to an increase in benefit expense, primarily from the recognition and retention plan, as well as an increase in salaries due to the increase in the level of staffing. The increase in personnel costs from the Ravenna acquisition is expected to increase salaries in 2001 since the impact in 2000 reflected less than two months salaries for the additional staffing. Noninterest expense also increased due to merger related costs of $690 thousand recorded during 2000. Merger related charges primarily related to professional fees for converting data systems and staff severance and bonus arrangements. Other noninterest expenses increased $786,000 during 2000. The increase was primarily due to increased marketing expenditures, the costs incurred for closing a branch facility and other general increases from operations due to the increased size of First Place.

Income taxes.    The provision for income taxes totaled $3.3 million in 2000 compared to $616 thousand in 1999. This increase reflects the higher level of income before taxes.

Comparison of Results of Operations for Years Ended June 30, 1999 and 1998

General.    Net income for the year ended June 30, 1999 was $2.1 million, compared to $4.1 million for the year ended June 30, 1998. The decrease in net income was primarily the result of an $8.0 million contribution to fund the Foundation. Excluding this item, net income would have been $7.4 million.

Basic and diluted earnings (loss) per share (since conversion) for 1999, totaled ($0.02). Earnings per share are not presented for the prior year since the conversion was not completed until December 31, 1998.

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

Provision for loan losses.    The provision for loan losses declined $717 thousand for the year ended June 30, 1999 compared to the year ended June 30, 1998. During the year ended June 30, 1998, additional provision was accrued due to higher levels of nonperforming assets, the increase in the size of the indirect auto portfolio and the possible closing of General Motors’ Lordstown plant. For the year ended June 30, 1999, the allowance for loan losses as a percent of nonperforming loans had improved to 230.2% compared to 141.3% for the year ended June 30, 1998. Also, General Motors announced its intention to remain at their Lordstown facility at least through the year 2004.

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

	2000			For the Years Ended June 30, 1999			1998
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)
Assets:
Interest-earning assets:
Loans receivable, net	$533,676	$41,221	7.72%	$405,036	$32,087	7.92%	$315,726	$25,736	8.15%
Mortgage-backed and related securities(1)	213,218	14,014	6.57	218,181	13,913	6.38	200,866	13,581	6.84
Investment securities(1) (2)	42,132	2,461	6.35	27,177	1,523	5.84	41,498	2,507	6.04
Other earning assets	4,728	318	6.73	2,710	235	8.67	4,107	306	7.45
FHLB stock	7,225	492	6.81	5,216	368	7.06	4,869	352	7.23

Total interest-earning assets	800,979	58,506	7.33	658,320	48,126	7.32	567,066	42,482	7.52
Noninterest-earning assets:	18,524			23,746			18,267

Total assets	$819,503			$682,066			$585,333

Interest-bearing liabilities:
NOW and money market accounts	$124,817	4,563	3.66	$114,876	3,705	3.23	$ 95,871	3,301	3.44
Savings accounts	65,127	1,392	2.14	67,145	1,465	2.18	68,945	1,661	2.41
Time deposits	269,214	14,706	5.46	246,584	13,716	5.56	251,130	14,898	5.93
Repurchase agreements	70,632	4,082	5.78	53,800	3,092	5.75	45,044	2,595	5.76
FHLB advances	130,612	7,914	6.06	70,472	3,704	5.26	52,396	3,057	5.83

Total interest-bearing liabilities	660,402	32,657	4.94	552,877	25,682	4.65	513,386	25,512	4.97
Noninterest-bearing liabilities	17,017			18,655			13,739

Total liabilities	677,419			571,532			527,125
Stockholders’ equity	142,084			110,534			58,208

Total liabilities and stockholders’ equity	$819,503			$682,066			$585,333

Net interest income/interest rate spread		$25,849	2.39%		$22,444	2.67%		$16,970	2.55%

Net interest margin (net interest income as a percent of average interest-earning assets)			3.25%			3.42%			3.00%

Average interest-earning assets to interest-bearing liabilities			121.29%			119.07%			110.46%

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

	Year Ended June 30, 2000 Compared to Year Ended June 30, 1999			Year Ended June 30, 1999 Compared to Year Ended June 30, 1998
	Increase (Decrease) Due to		Net	Increase (Decrease) Due to		Net
	Volume	Rate		Volume	Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable, net	$10,221	$(1,087)	$ 9,134	$7,095	$ (744)	$ 6,351
Mortgage-backed and related securities	(355)	456	101	1,225	(893)	332
Investment securities	764	174	938	(903)	(81)	(984)
Other earning assets	258	(175)	83	(93)	22	(71)
FHLB stock	142	(18)	124	24	(8)	16

Total interest-earning assets	11,030	(650)	10,380	7,348	(1,704)	5,644

Interest-bearing liabilities:
NOW and money market accounts	346	512	858	616	(212)	404
Savings accounts	(44)	(29)	(73)	(42)	(154)	(196)
Time deposits	1,265	(275)	990	(266)	(916)	(1,182)
Repurchase agreements	967	23	990	502	(5)	497
FHLB advances	3,269	941	4,210	970	(323)	647

Total interest-bearing liabilities	5,803	1,172	6,975	1,780	(1,610)	170

Net change in net interest income	$ 5,227	$(1,822)	$ 3,405	$5,568	$ (94)	$ 5,474

Asset and Liability Management and Market Risk

General.    The principal market risk affecting First Federal is interest rate risk. First Federal does not maintain a trading account for any class of financial instrument, and First Federal is not affected by foreign currency exchange rate risk or commodity price risk. Because First Federal does not hold any equity securities other than stock in the FHLB of Cincinnati, First Federal is not subject to equity price risk.

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its efforts to monitor and manage the interest rate risk of First Federal, the Board of Directors has adopted an interest rate risk policy which charges the Board with reviewing quarterly reports related to interest rate risk and to set exposure limits for First Federal as a guide to senior management in setting and implementing day to day operating strategies.

Quantitative Aspects of Market Risk.    As part of its efforts to monitor and manage interest rate risk, First Federal uses the net portfolio value (“NPV”) methodology adopted by the OTS as part of its capital regulations. In essence, NPV is the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities. First Federal uses a net portfolio value simulation model prepared in-house as the primary method of managing interest rate risk. The model utilizes the actual cash flows and repricing characteristics of its assets and liabilities and incorporates market-based assumptions regarding the impact of changing interest rates on future volumes and prepayment rates. For purposes of valuing core deposit products, valuations derived by the OTS for First Federal each quarter are utilized.

Presented below, as of June 30, 2000, is an analysis of First Federal’s interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point increments in market interest rates. The percentage changes fall within the policy limits set forth by the board of directors of First Federal.

Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets
	Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)
300	$ 44,312	$(63,498)	-58.90%	4.92%	-591	bp
200	64,875	(42,935)	-39.82	6.96	-386
100	86,268	(21,542)	-19.98	8.95	-187
0	107,810	—	—	10.82	—
(100)	126,227	18,417	17.08	12.31	149
(200)	128,490	20,680	19.18	12.35	152
(300)	117,764	9,954	9.23	11.28	46

As illustrated in the table, First Federal’s NPV is more sensitive to increases in interest rates than to decreases. This sensitivity arises because as interest rates rise, borrowers become less likely to prepay fixed-rate loans than when rates are falling. Since a majority of First Federal’s assets have longer terms and its liabilities have shorter terms, an increase in market interest rates results in the cash flow characteristics of First Federal’s liabilities changing more rapidly than the cash flow characteristics of its assets resulting in a decrease in NPV from the base.

In evaluating First Federal’s exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in varying degrees to changes in market interest rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments on loans and mortgage-backed securities and early withdrawals of certificates of deposit would likely deviate significantly from those assumed in calculating the table. Therefore, the actual effect of changing interest rates may differ from that presented in the foregoing table.

The board of directors and management of First Federal believe that certain factors afford First Federal the ability to operate successfully despite its exposure to interest rate risk. First Federal manages its interest rate risk by maintaining capital and liquidity well in excess of regulatory requirements. First Federal continually manages interest rate risk, and formally measures changes in interest rate risk quarterly using its own interest rate risk model, as well as the OTS model outlined above. The board of directors sets interest rate risk limits to give management guidelines and limitations as to how much risk can be maintained. The guidelines are reviewed periodically to ensure effectiveness. Management makes adjustments to both assets and liabilities continuously to mitigate interest rate risk exposure.

Liquidity and Capital Resources

Liquidity.    First Federal’s liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2000 and 1999.

	Year Ended June 30,
	2000	1999
	(Dollars in thousands)
Net income	$ 6,814	$ 2,055
Adjustments to reconcile net income to net cash from operating activities	(336)	6,999

Net cash from operating activities	6,478	9,054
Net cash used in investing activities	(86,623)	(141,286)
Net cash from financing activities	87,717	131,412

Net change in cash and cash equivalents	7,572	(820)
Cash and cash equivalents at beginning of period	5,849	6,669

Cash and cash equivalents at end of period	$13,421	$ 5,849

First Federal’s sources of funds include customer deposits, other borrowings including FHLB advances and repurchase agreements, loan and mortgage-backed securities repayments and other funds provided by operations. First Federal also has the ability to borrow additional funds from the FHLB of Cincinnati. First Federal maintains investments in liquid assets based upon management’s assessment of (i) First Federal’s need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets, and (iv) the objectives of First Federal’s asset/liability management program. The OTS requires savings associations to maintain minimum levels of liquid assets. OTS regulations currently require First Federal to maintain an average daily balance of liquid assets equal to at least 4.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At June 30, 2000 and 1999, First Federal had commitments to originate loans or fund outstanding lines of credit totaling $47.7 million and $38.3 million, respectively. First Federal considers its liquidity sufficient to meet its outstanding short- and long-term needs. First Federal expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities.

Capital Resources.    Federally insured savings institutions, such as First Federal, are required to meet a 1.5% tangible capital requirement, a 4.0% leverage ratio (core capital to risk weighted assets) requirement, a 4.0% leverage ratio (core capital to adjusted total assets) requirement and an 8.0% risk-based capital requirement. At June 30, 2000, First Federal exceeded these requirements with a tangible capital ratio of 8.8%, a core capital to risk weighted assets ratio of 14.5%, a core capital to adjusted total assets of 8.8% and a risk-based capital ratio of 15.3%.

Merger of Equals

On May 23, 2000, First Place signed a letter of intent to acquire FFY Financial, headquartered in Youngstown, Ohio, in a merger of equals. The transaction is structured as a tax-free exchange of stock and is expected to be accounted for using the purchase method of accounting. The merger is expected to be consummated in the fourth quarter of 2000 and is subject to approvals by various regulatory authorities and by the shareholders of First Place and FFY Financial Corp. First Place will incur various costs, such as: fee to its financial advisor; professional fees and other miscellaneous costs, at the close of the merger.

Impact of Inflation

Consolidated financial data included herein has been prepared in accordance with generally accepted accounting principles (GAAP). Presently, GAAP requires First Place to measure financial position and operating results in terms of historical dollars, except for investment and mortgage-backed securities available for sale which are carried at fair value. Changes in the relative value of money due to inflation or recession are generally not considered.

In management’s opinion, changes in interest rates affect the financial condition of First Place to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not move concurrently. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policy. A financial institution’s ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in a volatile economic environment. In an effort to protect itself from the effects of interest rate volatility, First Place reviews its interest rate risk position frequently, monitoring its exposure and taking necessary steps to minimize any detrimental effects on First Place’s profitability.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
First Place Financial Corp.
Warren, OH

We have audited the accompanying consolidated statements of financial condition of First Place Financial Corp. as of June 30, 2000 and 1999, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Place Financial Corp. as of June 30, 2000 and 1999, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2000, in conformity with generally accepted accounting principles.

/s/ Crowe, Chizek and Company LLP

Cleveland, Ohio
July 14, 2000

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2000 and 1999

	2000	1999
	(Dollars in thousands, except share data)
ASSETS
Cash and cash equivalents	$ 13,421	$ 5,849
Federal funds sold	16,222	22,869
Securities available for sale	261,051	249,159
Loans held for sale	13,071	945
Loans:
Total loans	711,216	457,414
Less allowance for loan	(6,150)	(3,623)

Net loans	705,066	453,791
Premises and equipment, net	10,390	6,181
Accrued interest receivable	4,767	2,357
Intangibles	13,148
Other assets	14,441	6,181

Total assets	$ 1,051,577	$747,332

LIABILITIES
Deposits	$ 586,748	$429,225
Securities sold under agreement to repurchase	75,000	54,430
Federal Home Loan Bank advances	227,762	94,811
Advances by borrowers for taxes and insurance	3,163	2,348
Accrued interest payable	1,930	1,131
Other liabilities	8,999	7,333

Total liabilities	903,602	589,278

SHAREHOLDERS’ EQUITY
Preferred stock, $.01 par value, 3,000,000 shares authorized, no shares issued and outstanding
Common stock, $.01 par value, 33,000,000 shares authorized, 11,241,250 shares issued	112	112
Additional paid-in capital	109,657	110,230
Retained earnings, substantially restricted	62,855	59,042
Unearned employee stock ownership plan shares	(8,012)	(8,693)
Unearned recognition and retention plan shares	(4,764)
Treasury stock, at cost, 552,800 shares	(6,364)
Accumulated other comprehensive income (loss)	(5,509)	(2,637)

Total shareholders’ equity	147,975	158,054

Total liabilities and shareholders’ equity	$1,051,577	$747,332

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2000, 1999 and 1999

	2000	1999	1998
	(Dollars in thousands, except share data)
Interest income
Loans	$41,221	$32,087	$25,736
Securities	3,271	2,126	3,165
Mortgage-backed and related securities	14,014	13,913	13,581

Total interest income	58,506	48,126	42,482

Interest expense
Deposits	20,661	18,886	19,860
FHLB advances	7,914	3,704	3,057
Repurchase agreements	4,082	3,092	2,595

Total interest expense	32,657	25,682	25,512

Net interest income	25,849	22,444	16,970
Provision for loan losses	2,294	1,062	1,779

Net interest income after provision for loan losses	23,555	21,382	15,191

Noninterest income
Service charges	1,534	1,343	1,085
Security gains (losses), net	25	(48)	135
Gain on sale of loans	332	73
Other	556	613	531

Total noninterest income	2,447	1,981	1,751

Noninterest expense
Salaries and benefits	8,584	6,571	5,471
Occupancy and equipment	2,163	1,828	1,578
Franchise taxes	857	961	776
Integration and restructuring costs	689
FHLB advances termination charges		495
Contribution to foundation		8,026
Other	3,597	2,811	2,547

Total noninterest expense	15,890	20,692	10,372

Income before income tax	10,112	2,671	6,570
Provision for income taxes	3,298	616	2,498

Net income	$ 6,814	$ 2,055	$ 4,072

Basic and diluted earnings (loss) per share since conversion	$ .75	$ (.02)	N/A

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended June 30, 2000, 1999 and 1998

	(Dollars in thousands, except per share data)

	Common Stock	Additional Paid in Capital	Retained Earnings	Unearned ESOP Shares	Recognition and Retention Plan	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balance at July 1, 1997			$53,691				$ 56	$ 53,747
Comprehensive income:
Net income			4,072					4,072
Change in unrealized gain (loss) on securities available for sale, net of tax							1,538	1,538

Total comprehensive income								5,610

Balance at June 30, 1998			57,763				1,594	59,357
Comprehensive income:
Net income			2,055					2,055
Cumulative effect of securities transferred, net of tax							172	172
Change in unrealized gain (loss) on securities available for sale, net of tax							(4,403)	(4,403)

Total comprehensive income								(2,176)
Issuance of common shares	$112	$110,200						110,312
Cash dividends declared ($.075 per share)			(776)					(776)
Employee stock ownership plan shares purchased (899,300 shares)				$(8,993)				(8,993)
Commitment to release employee stock ownership plan shares (30,000 shares)		30		300				330

Balance at June 30, 1999	112	110,230	59,042	(8,693)			(2,637)	158,054
Comprehensive income:
Net income			6,814					6,814
Change in unrealized gain (loss) on securities available for sale, net of tax							(2,872)	(2,872)

Total comprehensive income								3,942
Cash dividends declared ($.325 per share)			(3,001)					(3,001)
Commitment to release employee stock ownership plan shares (68,079 shares)		72		681				753
Recognition and retention plan shares purchased (449,650 shares)					$(5,955)			(5,955)
Commitment to release recognition and retention plan shares (89,928 shares)					1,191			1,191
Purchase of 2,630,300 shares of common stock						$(30,900)		(30,900)
Reissuance of 2,077,500 shares of common stock for acquisition		(645)				24,536		23,891

Balance at June 30, 2000	$112	$109,657	$62,855	$(8,012)	$(4,764)	$ (6,364)	$(5,509)	$147,975

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2000, 1999 and 1998

(Dollars in thousands)

	2000	1999	1998
Cash flows from operating activities
Net income	$ 6,814	$ 2,055	$ 4,072
Adjustments to reconcile net income to net cash from operating activities
Depreciation	1,033	865	738
Provision for loan losses	2,294	1,062	1,779
Net amortization	146	649	282
Investment security (gains) losses	(25)	48	(135)
Loss on disposal of fixed assets	218	27
FHLB stock dividend	(547)	(368)	(352)
Contribution of common stock to foundation		8,026
ESOP expense	753	330
RRP Expense	1,191
Change in
Loans held for sale	(57)	(945)
Interest receivable and other assets	(4,011)	(3,253)	(80)
Interest payable and other liabilities	(225)	2,522	884
Deferred loan fees	(380)	548	4
Deferred taxes	(726)	(2,512)	(420)

Net cash from operating activities	6,478	9,054	6,772

Cash flows from investing activities
Securities available for sale
Proceeds from sales	54,438	34,421	37,052
Proceeds from maturities, calls and principal paydowns	31,390	67,302	41,985
Purchases	(63,168)	(118,203)	(85,698)
Securities held to maturity Proceeds from maturities, calls and principal paydowns		1,226	16,438
Net cash received in acquisition	1,764
Net decrease (increase) in fed funds sold	6,647	(21,304)	(1,355)
Purchases of Federal Home Loan Bank Stock	(1,497)	(1,165)
Redemption of Federal Home Loan Bank Stock			830
Net increase in loans	(114,761)	(102,389)	(69,583)
Premises and equipment expenditures, net	(1,436)	(1,174)	(191)

Net cash from investing activities	(86,623)	(141,286)	(60,522)

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years ended June 30, 2000, 1999 and 1998

	2000	1999	1998
Cash flows from financing activities
Net change in deposits	$ 39,201	$ (6,237)	$ 22,528
Net change in advances by borrowers for taxes and insurance	815	365	282
Net change in repurchase agreements	20,570	(6,000)	44,430
Net proceeds from issuance of common stock	93,293
Cash dividends paid	(2,791)
Purchase of treasury stock	(30,900)
Contribution to recognition and retention plan	(5,955)
Net change in overnight borrowings	87,987	51,525
Proceeds from FHLB borrowings	43,000	14,000	57,075
Repayment of FHLB borrowings	(64,210)	(15,534)	(70,653)

Net cash from financing activities	87,717	131,412	53,662

Net change in cash and cash equivalents	7,572	(820)	(88)
Cash and cash equivalents at beginning of year	5,849	6,669	6,757

Cash and cash equivalents at end of year	$ 13,421	$ 5,849	$ 6,669

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$ 31,858	$ 25,641	$ 25,127
Income taxes	4,305	3,408	2,745
Non-cash transfer of securities from held to maturity to available for sale		27,039
Acquisition of Ravenna Savings through reissuance of treasury stock	23,891

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Dollar amounts are in thousands, except per share data.

Nature of Operations and Principles of Consolidation:    The consolidated financial statements include First Place Financial Corp. and its wholly-owned subsidiary, First Federal Savings and Loan Association of Warren (“the Association”), together referred to as “the Company”. Intercompany transactions and balances have been eliminated in consolidation.

The Company provides financial services through its main office in Warren, Ohio, sixteen branch locations and six loan production offices. Its primary deposit products are checking, savings, and term certificate accounts and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including real estate, consumer assets and business assets. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. The majority of the Company’s income is derived from one- to four-family residential real estate loans and mortgage-backed securities.

Business Segments:    While the Company’s chief decision-makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. Areas involving the use of management’s estimates and assumptions include the allowance for loan losses, fair values of financial instruments, the realization of deferred tax assets, the carrying value of impaired loans, the carrying value and amortization of intangibles, depreciation of premises and equipment, the amortization and value of mortgage servicing rights, the actuarial present value of pension benefit obligations and the net periodic pension expense and prepaid pension costs recognized in the consolidated financial statements.

Cash and Cash Equivalents:    Cash and cash equivalents includes cash and deposits with other financial institutions under 90 days. Net cash flows are reported for loan and deposit transactions.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities:    Securities are classified into held-to-maturity and available-for-sale categories. Held-to-maturity securities are those that the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those that the Company may decide to sell if needed for liquidity, asset-liability management, or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax.

Realized gains or losses on sales are determined based on the amortized cost of the specific security sold. Interest income includes amortization of purchase premium or discount. Securities are written down to fair value when a decline in fair value is not temporary.

Loans:    Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on loans is suspended when, in management’s opinion, the collection of all or a portion of the loan principal has become doubtful. When a loan is placed on nonaccrual status, accrued and unpaid interest at risk is charged against income. Under Statement of Financial Accounting Standards (“SFAS”) No. 114, as amended by SFAS No. 118, the carrying value of impaired loans is periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and other cash payments are reported as reductions in carrying value. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in bad debt expense.

Loan fees, net of direct loan origination costs, are deferred and recognized over the life of the loan as a yield adjustment.

Allowance for Loan Losses:    Because some loans may not be repaid in full, an allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover probable losses based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem-loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management when deemed uncollectible, although collection efforts continue and future recoveries may occur.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan is impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are carried at the present value of expected cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent.

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one- to four-family residences, residential construction loans and automobile, home equity and second mortgages. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment.

When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower’s business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 30 days or more. Loans are generally moved to nonaccrual status when 90 days or more past due or when collection of principal or interest is in doubt. These loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Foreclosed Assets:    Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment:    Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the asset useful lives on an accelerated basis, except for buildings for which the straight-line basis is used. Maintenance and repairs are expensed and major improvements are capitalized.

Long-term Assets:    Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Servicing Rights:    Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangibles:    Purchased intangibles, primarily goodwill, are recorded at cost and amortized over their estimated lives. Goodwill amortization is straight-line over 20 years. The purchase premium or discount for the fair value adjustment of the assets acquired and liabilities assumed is being amortized over the estimated life of the asset acquired or liability assumed. Goodwill and identified intangibles are assessed for impairment and written down if necessary.

Employee Stock Ownership Plan:    The cost of shares issued to the ESOP, but not yet allocated to participants is shown as a reduction of shareholders’ equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce shareholders’ equity; dividends on unearned ESOP shares reduce debt and accrued interest.

Financial Instruments:    Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Derivatives designated as hedges include interest rate swaps, which are entered into primarily for asset-liability management. Gains and losses on interest rate swaps are recognized as cash payments occur. The notional amount is used to calculate amounts to be paid but typically does not represent loss exposure.

Derivative Instruments and Hedging Activities:    All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in income currently.

Income Taxes:    The Company records income tax expense based on the amount of tax due on its tax return plus the change during the period in deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share:    Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Recognition and Retention Plan (“RRP”) shares are considered outstanding as they become vested. Diluted earnings per common share include the dilutive effect of RRP shares and the additional potential common shares issuable under stock options. Basic and diluted earning (loss) per share for the year ended June 30, 1999 were computed based on earnings from the period December 31, 1998 (conversion date) to June 30, 1999, divided by the weighted average number of common shares outstanding for the period. Earnings per share information for the year ended June 30, 1998 is not meaningful since the mutual to stock conversion was not consummated until December 31, 1998.

Stock Compensation:    Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of Statement of Financial Accounting Standards (“SFAS”) No. 123 to measure expense for the options granted using an option pricing model to estimate fair value.

Comprehensive Income:    Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Fair Value of Financial Instruments:    Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Financial Statement Presentation:    Certain previously reported consolidated financial statement amounts have been reclassified to conform to the 2000 presentation.

NOTE 2—ACQUISTION

On May 12, 2000, the Company acquired The Ravenna Savings Bank (“Ravenna Savings”) by reissuing from treasury stock 2,077,500 shares of stock. The shares issued were valued at approximately $23.9 million on the date the transaction was consummated. Ravenna Savings operated as a state chartered savings bank with 5 offices located in Ravenna, Ohio and its surrounding areas. Total assets prior to the merger were $201 million which included $152 million of loans funded with $123 million of deposits and $67 million of FHLB advances. The transaction was recorded as a purchase and, accordingly, the operating results of Ravenna Savings have been included in the company’s consolidated financial statement since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $13.2 million is being amortized over 20 years.

The following summarized unaudited pro forma financial information for the years ended June 30, 2000 and 1999 assume the Ravenna Savings acquisition occurred as of July 1, 1998 (in thousands, except per share data):

	2000	1999
Net interest income after provision for loan losses	$27,611	$24,405
Net income	6,085	2,455
Basic and diluted earnings per share	$ 0.55	$ 0.24

These amounts include Ravenna Savings actual results in 1999 and for the first 10½ months of 2000 prior to the acquisition and actual results for the 1½ month in 2000 after the acquisition. The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

NOTE 3 — SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains and losses and estimated fair values of securities available for sale at June 30, 2000 and 1999 are as follows:

	2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities
U.S. Government agencies	$ 26,996		$ (292)	$ 26,704
Obligations of states and political subdivisions	6,368	$ 23	(103)	6,288

	33,364	23	(395)	32,992

Equity securities
Federal Home Loan Bank stock	11,413			11,413
FNMA and FHLMC preferred stock	17,732		(25)	17,707

	29,145		(25)	29,120

Mortgage-backed securities and collateralized mortgage obligations
FHLMC	86,419	197	(2,525)	84,091
FNMA	62,104	109	(3,387)	58,826
GNMA	57,901	34	(2,398)	55,537
Other	483	2		485

	206,907	342	(8,310)	198,939

	$269,416	$365	$(8,730)	$261,051

NOTE 3 — SECURITIES AVAILABLE FOR SALE (Continued)

	1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities
U.S. Government agencies	$ 22,127	$ 33	$ (86)	$ 22,074
Obligations of states and political subdivisions	6,737	45	(88)	6,694

	28,864	78	(174)	28,768

Equity Securities
Federal Home Loan Bank stock	5,947			5,947

Mortgage-backed securities and collateralized mortgage obligations
FHLMC	95,644	718	(1,726)	94,636
FNMA	75,008	425	(1,678)	73,755
GNMA	47,033	161	(1,805)	45,389
Other	658	6		664

	218,343	1,310	(5,209)	214,444

	$253,154	$1,388	$(5,383)	$249,159

NOTE 3 — SECURITIES AVAILABLE FOR SALE (Continued)

The amortized cost and estimated fair value of debt securities at June 30, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Available for sale
Due in one year or less	$ 12,182	$ 12,096
Due after one year through five years	5,756	5,682
Due after five years through ten years	15,426	15,214

	$ 33,364	$ 32,992

Mortgage-backed securities and collateralized mortgage obligations	$206,907	$198,939

	$240,271	$231,931

Proceeds from the sale of debt securities for the years ended June 30, 2000 and 1999 were $54,438 and $34,421. Gross gains of $67 and $103 and gross losses of $42 and $151 were realized on sales of securities in 2000 and 1999.

Investment and mortgage-backed securities with a carrying value of $125,600 and $93,372 as of June 30, 2000 and 1999 were pledged to secure public deposits, repurchase agreements and for other purposes as required or permitted by law.

On October 1, 1998, the Company adopted SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities”. SFAS No. 133 allows the Company a one-time reclassification of securities held to maturity to classification as available for sale or trading. The Company transferred securities with an amortized cost of $27,039 previously classified as held to maturity to available for sale upon adoption. The unrealized gain on the securities transferred totaled $260. On October 1, 1998, the Bank’s equity increased $172 as a result of the transfer.

NOTE 4 — LOANS

Loans as presented on the balance sheet are comprised of the following classifications at June 30:

	2000	1999
Real estate mortgage loans
One - to four - family	$527,543	$357,374
Multifamily	17,068	4,804
Commercial	27,787	10,192
Construction	45,770	13,993
Home equity	17,768	8,944

	635,936	395,307
Consumer and other loans
Automobile	62,694	53,243
Home equity lines of credit	25,584	17,226
Other	2,679	1,991

	90,957	72,460
Commercial loans	9,092	1,925
Less:
Loans in process	23,250	10,411
Net deferred loan origination fees	1,519	1,867
Allowance for loan losses	6,150	3,623

	30,919	15,901

	$705,066	$453,791

NOTE 4 — LOANS (Continued)

A summary of the activity in the allowance for loan losses is as follows:

	2000	1999	1998
Balance at beginning of period	$3,623	$3,027	$1,723
Provision for loan losses	2,294	1,062	1,779
Acquisition	822
Charge-offs	(720)	(542)	(515)
Recoveries	131	76	40

Balance at end of period	$6,150	$3,623	$3,027

Impaired loans were as follows:

2000
Year-end loans with no allocated allowance for loan losses	$ —
Year-end loans with allocated allowance for loan losses	881,000

Total	$881,000

Amount of the allowance for loan losses allocated	$500,000
Average of impaired loans during the year	$110,000
Interest income recognized during impairment	$ —
Cash-basis interest income recognized	$ —

There were no loans classified as impaired at or during the year ended June 30, 1999. Nonaccrual loans totaled $6,566 and $1,574 at June 30, 2000 and 1999. Interest not recognized on nonaccrual loans totaled approximately $531, $90 and $94 for the years then ended June 30, 2000, 1999 and 1998.

NOTE 5 — SECONDARY MORTGAGE MARKET ACTIVITIES

Loans serviced for others, which are not reported as assets, total $208,381 at June 30, 2000.

Activity for capitalized mortgage servicing rights was as follows:

2000
Servicing rights:
Beginning of year	$ —
Acquired from Ravenna Savings	2,508
Amortized to expense	(20)

End of year	$2,488

The Company had no servicing rights during 1999. In addition, the Company did not have a valuation allowance associated with loan servicing rights at any time during 2000.

NOTE 6 — RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers, directors, and their related business interests. A summary of related party loan activity is as follows for the year ended June 30, 2000:

Balance at beginning of period	$ 845
New loans	218
Repayments	(34)

Balance at end of period	$1,029

NOTE 7 — PREMISES AND EQUIPMENT

Premises and equipment consists of the following:

	2000	1999
Land and improvements	$ 2,406	$ 1,090
Buildings and improvements	6,964	4,542
Leasehold improvements	764	996
Furniture and equipment	7,066	5,261
Construction in process	300	438

Total cost	17,500	12,327
Accumulated depreciation	(7,110)	(6,146)

	$10,390	$ 6,181

At June 30, 2000, the Company is obligated for rental commitments under non-cancelable operating leases on real estate and equipment as follows:

2001	$239
2002	204
2003	125
2004	79
2005	39
Thereafter	31

$717

NOTE 8 — ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at June 30, is summarized as follows:

	2000	1999
Investment securities	$ 741	$ 381
Mortgage-backed and related securities	1,039	1,062
Loans receivable	2,987	914

	$4,767	$2,357

NOTE 9 — DEPOSITS

Deposits consist of the following:

	2000	1999
Noninterest-bearing demand	$ 11,088	$ 5,740
Savings	76,230	66,629
NOW	44,757	36,082
Money Market	108,299	76,694
Certificates of deposit	346,374	244,080

	$586,748	$429,225

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 is $75,980 and $50,854 at June 30, 2000 and 1999.

At June 30, 2000, scheduled maturities of certificates of deposit are as follows:

2001	$216,587
2002	67,635
2003	35,575
2004	8,076
2005	10,860
Thereafter	7,641

$346,374

Interest expense on deposits is summarized as follows:

	2000	1999	1998
Savings	$ 1,392	$ 1,465	$ 1,661
NOW	518	471	557
Money Market	4,045	3,234	2,744
Certificates of deposit	14,706	13,716	14,898

	$20,661	$18,886	$19,860

NOTE 10 — SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by mortgage-backed securities with a carrying value and fair value of approximately $83,997 at June 30, 2000 and $58,110 at June 30, 1999.

Securities sold under agreements to repurchase are financing arrangements that mature within three years. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2000	1999
Average daily balance during the year	$70,632	$53,800
Average interest rate during the year	5.78%	5.63%
Maximum month-end balance during the year	$75,000	$60,430

NOTE 11—FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank at year-end were as follows:

	2000		1999
Year of Maturity	Interest Rate	Amount	Interest Rate	Amount
2000			5.178 - 6.00%	$74,325
2001	6.45%	$157,146	4.95	6,000
2002	6.17	21,350
2003	6.05	9,340	5.20 - 5.59	9,763
2004			5.20 - 5.30	1,923
2006	6.42	5,800	6.20	2,800
2008	6.20	2,000
2009	5.07	3,500
2010	6.18	28,000
2014	5.00	626

		$227,762		$94,811

At June 30, 2000, scheduled principal payments on FHLB advances are as follows:

Year ended June 30,
2001	$157,950
2002	22,196
2003	7,733
2004	16
2005	17
Thereafter	39,850

$227,762

NOTE 11 — FEDERAL HOME LOAN BANK ADVANCES (Continued)

All advances are collateralized by a blanket collateral of the Company’s FHLB stock and certain residential mortgage loans. At June 30, 2000 and 1999, securities and loans totaling $342,400 and $142,200 were pledged under the blanket collateral agreement. Based on the Company investment in FHLB stock, the maximum dollar amount of FHLB advance borrowings available at June 30, 2000 was $228,268.

NOTE 12 — INCOME TAXES

The provision for income taxes consists of the following:

	2000	1999	1998
Current provision	$4,024	$ 3,128	$2,918
Deferred provision (benefit)	(726)	(2,512)	(420)

	$3,298	$ 616	$2,498

The differences between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 35% to income before taxes are as follows:

	2000	1999	1998
Income tax computed at the statutory federal rate	$3,539	$908	$2,302
Add (subtract) tax effect of miscellaneous items	(241)	(292)	196

	$3,298	$616	$2,498

The tax effects of principal temporary differences and the resulting deferred tax assets and liabilities that comprise the net deferred tax balance are as follows at June 30:

	2000	1999
Items giving rise to deferred tax assets:
Deferred loan fees and costs	$ 590	$ 693
Charitable contribution carryforward	1,971	2,358
Bad debts	1,416	352
Nonaccrual loan interest	186	31
Accrued stock awards	417	—
Deferred compensation	89	69
Unrealized loss on securities available for sale	2,928	1,358
Other	44	32

	7,641	4,893

NOTE 12 — INCOME TAXES (Continued)

	2000	1999
Items giving rise to deferred tax liabilities:
FHLB stock dividend	(1,297)	(731)
Franchise taxes	(277)	(139)
Depreciation	(756)	(624)
Purchase accounting adjustment	(1,047)	—
Loan servicing	(580)	—
Other	—	(4)

	(3,957)	(1,498)

Net deferred asset	$ 3,684	$ 3,395

The Company has sufficient taxes paid in prior years and available for recovery and expected future taxable income sufficient to warrant recording the full deferred tax asset without a valuation allowance.

Retained earnings at June 30, 2000, include approximately $11,590 for which no provision for federal income taxes has been made. This amount represents the tax bad debt reserve at June 30, 1988, which is the end of the Company’s base year for purposes of calculating the bad debt deduction for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, the amount used will be added to future taxable income. The unrecorded deferred tax liability on the above amount at June 30, 2000 was approximately $4,056.

Tax expense (benefit) attributable to securities gains (losses) approximated $9, ($16) and $46 for the years ended June 30, 2000, 1999 and 1998.

NOTE 13 — EMPLOYEE BENEFIT PLANS

The Company sponsors a defined benefit pension plan that covers substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company and compensation rates near retirement. Contributions to the plan reflect benefits attributed to employees’ services to date, as well as services expected to be earned in the future. Plan assets consist primarily of certificates of deposits with the Company and insurance contracts.

NOTE 13 — EMPLOYEE BENEFIT PLANS (Continued)

Information about the pension plan was as follows.

	2000	1999
Change in benefit obligation:
Beginning benefit obligation	$ 5,013	$ 3,943
Service cost	97	300
Interest cost	176	232
Actuarial gain	(252)	679
Benefits paid	(97)	(141)
Plan curtailment	(2,365)

Ending benefit obligation	2,572	5,013
Change in plan assets, at fair value:
Beginning plan assets	1,784	1,416
Actual return	97	143
Employer contribution	12	366
Benefits paid	(97)	(141)

Ending plan assets	1,796	1,784

Funded status	(776)	(3,229)
Unrecognized net actuarial loss	0	2,262
Unrecognized prior service cost	0	75

Accrued benefit cost	$ (776)	$ (892)

The components of pension expense and related actuarial assumptions were as follows.

	2000	1999	1998
Service cost	$ 97	$300	$226
Interest cost	176	232	225
Expected return on plan assets	(127)	(79)	(35)
Amortization of prior service cost		9	(42)
Recognized net actuarial (gain) loss	27	37

Net	$ 173	$499	$374

Discount rate on benefit obligation	5.37%	5.95%	6.93%
Long-term expected rate of return on plan assets	7.00	7.00	7.00
Rate of compensation increase	n/a	5.00	5.00

NOTE 13 — EMPLOYEE BENEFIT PLANS (Continued)

In June 1999, the Company’s Board of Directors approved a resolution terminating the Company’s defined benefit pension plan. In June 1999, the Board of Directors approved ceasing the accumulation of future benefits to plan participants. The settlement of vested plan benefits will occur upon receipt of a determination letter from the Commissioner approving the plan termination. Participants may choose a lump sum payment, the purchase of a nontransferable deferred annuity contract or a transfer to the 401 (k) plan.

NOTE 14 — EMPLOYEE STOCK OWNERSHIP PLAN

During 1999, the Company established an Employee Stock Ownership Plan (“ESOP”) for the benefit of employees 21 and older and who have completed at least one thousand hours of service. Contributions under the ESOP are conditioned upon the ESOP being qualified under Sections 401 and 501 of the Internal Revenue code of 1986, as amended (the “Code”).

To fund the plan, the ESOP borrowed $8,993 from the Company for the purposes of purchasing 899,300 shares of stock at $10 per share in the conversion. Principal and interest payments on the loan are due in annual installments which begin December 31, 1999 with the final payments of principal and interest being due and payable at maturity on December 31, 2013. Interest is payable during the term of the loan at a fixed rate of 7.75%. The loan is collateralized by the shares of the Company’s common stock purchased with the proceeds. As the Bank periodically makes contributions to the ESOP to repay the loan, shares will be allocated to participants on the basis of the ratio of each year’s principal and interest payments to the total of all principal and interest payments. Dividends on allocated shares increase participant accounts. ESOP compensation expense was $753 and $330 for 2000 and 1999.

Shares held by the ESOP at June 30 were as follows:

	2000	1999
Shares allocated to participants	68,079	30,000
Unearned shares	801,221	869,300

Total ESOP shares	899,300	899,300

Fair value of unearned shares	$ 8,613	$ 10,704

NOTE 15 — STOCK OPTION PLAN

On July 2, 1999 the Board of Directors granted options to purchase 1,007,600 common shares at an exercise price of $12.31 to certain officers and directors of the Bank and Company; of these options granted, 587,000 were incentive stock options and 420,600 were nonqualified options. The maximum number of Common Shares that may be issued under the plan is 1,124,125. The Plan provides for the grant of options, which may qualify as either incentive stock options or nonqualified options. One-fifth of the options awarded become exercisable on each of the first five anniversaries of the date of grant. The option period expires 10 years from the date of grant. No options were exercisable during 2000. In addition 116,525 shares of authorized but unissued common stock are reserved for which no options have been granted.

2000
Weighted-average fair value of options granted during year:
Qualified	$3.38
Non-qualified	2.24

Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the proforma amounts indicated below. The proforma effect may increase in the future if more options are granted.

Net income as reported	$6,814
Pro forma net income	6,229

Basic and diluted earnings per share as reported	$ .75
Pro forma basic and diluted earnings per share	.69

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	Qualified	Non-Qualified
Risk-free interest rate	5.82%	5.70%
Expected option life	9 years	4 years
Expected stock price volatility	17.41%	17.41%
Dividend yield	2.40%	2.40%

NOTE 16 — RETENTION RECOGNITION PLAN

The Company maintains a retention recognition plan for the benefits of directors and certain key employees of the Company. The retention recognition plan is used to provide such individuals ownership interest in the Company in a manner designed to compensate such directors and key employees for services. The Company contributed sufficient funds to enable the stock based incentive plan to purchase a number of common shares in the open market equal to 4% of the common shares sold in connection with the conversion.

On July 2, 2000 a Committee of the Board of Directors awarded 449,650 shares to certain directors and officers of the Company. No shares had been previously awarded. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the date of the awards. In the event of the death or disability of a participant or a change in control of the Company, the participant’s shares will be deemed to be entirely earned and nonforfeitable upon such date. There were no shares at June 30, 2000 reserved for future awards. Compensation expense is based on the cost of the shares, which approximates fair value at the date of grant, and was $1,191 for 2000.

NOTE 17 — COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to make loans. The Company’s exposure to credit loss in case of nonperformance by the other party to the financial instrument for commitments to make loans is represented by the contractual amount of those instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

As of June 30, 2000, variable rate commitments to make loans or fund outstanding lines of credit amounted to $41.4 million and fixed-rate commitments amounted to $6.3 million. The interest rates on variable-rate commitments ranged from 6.99% to 19.75% and interest rates on fixed-rate commitments ranged from 7.88% to 9.88% at June 30, 2000. As of June 30, 1999, commitments to extend credit totaled approximately $38.3 million. Since loan commitments may expire without being used, the amounts do not necessarily represent future cash commitments.

NOTE 18 — HEDGING ACTIVITIES

The Company is involved in certain hedging strategies which are intended to improve the predictability of future transactions. These activities include protecting the cash flow of certain of its short-term variable rate borrowings against interest rate movements and entering into long-term fixed rate borrowings to fix the dollar amounts to be paid.

With respect to hedging activities to protect the predictability of future cash flows as it pertains to its borrowings, the Company has entered into an agreement to assume fixed interest payments in exchange for variable interest payments. The Company has demonstrated this to be a cash flow hedge of its borrowings and includes the change in the fair value in other comprehensive income until such time as the impact of the hedged item is included in earnings.

The Company entered into an agreement during 2000 to assume fixed interest payments in exchange for variable interest payments (interest rate swaps). The notional amount of the interest rate swap does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the interest rate swap. The interest rate swap was designated as a cash flow hedge. The following table summarizes the terms of the swap at June 30, 2000.

Notional amount	$10,000
Final expiration	January 11, 2005
Fixed rate	6.64%
Variable rate in effect at June 30, 2000	6.65%
Market value at June 30, 2000	$ 19

Variable interest payments received are based on the one month LIBOR rates which is adjusted on a monthly basis. The expense from this agreement recorded in 2000 was approximately $107.

NOTE 19 — REGULATORY CAPITAL

The Association is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

Under Office of Thrift Supervision (“OTS”) regulations, limitations have been imposed on all capital distributions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS.

NOTE 19 — REGULATORY CAPITAL (Continued)

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

	Capital to risk- weighted assets		Tier 1 capital to average assets
	Total	Tier 1
Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Undercapitalized	6%	3%	3%

At year end, actual capital levels of the Association (in thousands) and minimum required levels were:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2000
Total capital (to risk weighted assets)	$ 92,539	15.3%	$48,480	8.0%	$60,600	10.0%
Tier 1 capital (to risk weighted assets)	$ 87,649	14.5%	$24,240	4.0%	$36,360	6.0%
Tier 1 capital (to adjusted total assets)	$ 87,649	8.8%	$40,063	4.0%	$50,078	5.0%
Tangible capital (to adjusted total assets)	$ 87,649	8.8%	$15,023	1.5%

1999
Total capital (to risk weighted assets)	$101,358	30.1%	$26,918	8.0%	$33,648	10.0%
Tier 1 capital (to risk weighted assets)	$ 98,106	29.2%	$13,459	4.0%	$20,189	6.0%
Tier 1 capital (to adjusted total assets)	$ 98,106	14.1%	$27,871	4.0%	$34,839	5.0%
Tangible capital (to adjusted total assets)	$ 98,106	14.1%	$10,452	1.5%	N/A

NOTE 20 — FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value and the related carrying value of the Company’s financial instruments at June 30, 2000 and 1999:

	2000		1999
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets
Cash and cash equivalents	$ 13,421	$ 13,421	$ 5,849	$ 5,849
Federal funds sold	16,222	16,222	22,869	22,869
Securities available for sale	261,051	261,051	249,159	249,159
Loans held for sale	13,071	13,071	945	945
Loans receivable, net	705,066	697,478	453,791	452,135
Accrued interest receivable	4,767	4,767	2,357	2,357

Liabilities
Demand and savings deposits	$(240,374)	$(240,374)	$(185,145)	$(185,145)
Time deposits	(346,374)	(347,986)	(244,080)	(244,322)
Repurchase agreements	(75,000)	(74,233)	(54,430)	(54,780)
FHLB advances	(227,762)	(234,526)	(94,811)	(94,652)
Advances by borrowers for taxes and insurance	(3,163)	(3,163)	(2,348)	(2,348)
Accrued interest payable	(1,930)	(1,930)	(1,131)	(1,131)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents and federal funds sold is considered to approximate cost. The estimated fair value of investment and mortgage-backed securities is based on quoted market values for the individual securities or for equivalent securities. Carrying value is considered to approximate fair value for loans that contractually reprice at intervals of six months or less, for short-term borrowings, for deposit liabilities subject to immediate withdrawal and accrued interest. The fair values of fixed rate loans, loans that reprice less frequently than each six months, time deposits and Federal Home Loan Bank borrowings have been approximated by a discount rate value technique utilizing estimated market interest rates as of June 30, 2000 and 1999. The fair values of unrecorded commitments and the interest rate swap at June 30, 2000 and 1999 are not material.

NOTE 20 — FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

While these estimates of fair value are based on management’s judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30, 2000 and 1999, the estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. The estimated fair values at June 30, 2000 and 1999 should not necessarily be considered to apply at subsequent dates.

Other assets and liabilities of the Company may have value but are not included in the above disclosures, such as property and equipment. In addition, nonfinancial instruments typically not recognized in these financial statements nevertheless may have value, but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the value of a trained work force, customer goodwill, and similar items.

NOTE 21 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEET
June 30, 2000 and 1999
	2000	1999
ASSETS
Cash and cash equivalents	$ 627	$ 410
Interest-bearing deposits	16,000	22,559
Securities available for sale	24,536	27,653
Note receivable	8,393	8,993
Investment in banking subsidiary	96,773	96,094
Other assets	3,232	3,246

Total assets	$149,561	$158,955

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other liabilities	$ 1,586	$ 901
Shareholders’ equity	147,975	158,054

Total liabilities and shareholders’ equity	$149,561	$158,955

NOTE 21 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME
Year ended June 30, 2000 and period December 31, 1998
   (inception of Company) through June 30, 1999

	2000	1999
INCOME
Interest income	$ 2,248	$ 1,011
Dividend from subsidiary	22,171	4,413

Total income	24,419	5,424
EXPENSES
Contribution to Foundation		8,026
Other expenses	171	167

Total expense	171	8,193
Income (loss) before income taxes	24,248	(2,769)
Income tax (benefit) provision	654	(2,459)

Income (loss) before undistributed net earnings of subsidiary	23,594	(310)
Equity in undistributed net earnings of subsidiary (distributions in excess of earnings)	(16,780)	140

Net income (loss)	$ 6,814	$ (170)

NOTE 21 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Year ended June 30, 2000 and period December 31, 1998
   (inception of Company) through June 30, 1999

	2000	1999
Cash flows from operating activities
Net income (loss)	$ 6,814	$ (170)
(Equity in undistributed earnings from subsidiary) distributions in excess of earnings	16,780	(140)
Net amortization	65	12
Contribution of common stock to foundation	8,026
Change in other assets	14	(3,246)
Change in other liabilities	530	777

Net cash from operating activities	24,203	5,259
Cash flows from investing activities
Purchases of mortgage-backed securities		(29,259)
Paydowns of mortgage-backed securities	2,889	648
Change in interest bearing accounts	6,559	(22,559)
Change in loans to subsidiary association	600	(8,993)
Purchase of capital stock of subsidiary		(37,979)

Net cash from investing activities	10,048	(98,142)
Cash flows from financing activities
Purchase of treasury stock	(30,900)
Cash dividends paid	(2,791)
Dividends on unallocated ESOP shares	(343)
Proceeds from sale of stock		93,293

Net cash from financing activities	(34,034)	93,293
Net change in cash and cash equivalents	217	410
Beginning cash and cash equivalents	410	—

Ending cash and cash equivalents	$ 627	$ 410

NOTE 22—CONSUMMATION OF THE CONVERSION TO A STOCK SAVINGS AND LOAN WITH THE CONCURRENT FORMATION OF A HOLDING COMPANY

On June 15, 1998, the Board of Directors of the Company unanimously adopted a plan of conversion to convert from a federally chartered mutual savings and loan company to a federally chartered stock savings and loan with the concurrent formation of a holding company, First Place Financial Corp. The conversion was consummated on December 31, 1998 by amending the thrift’s federal charter and the sale of the Company’s common shares in an amount equal to the market value of the Company after giving effect to the conversion. A total of 11,241,250 common shares of the Company were issued at $10.00 per share and net proceeds from the sale were $93.3 million after deducting the costs of conversion and the shares contributed to the foundation.

The Company retained 50% of the net proceeds from the sale of common shares. The remainder of the net proceeds were invested in the capital stock issued by the Company to the Company as a result of the conversion.

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

In connection with the conversion, the Company established the First Federal of Warren Community Foundation. The Foundation was funded with a contribution of $8,026 of the Company’s common stock at the date the conversion was consummated. The Foundation is dedicated to the promotion of charitable purposes within the communities in which the Company operates.

NOTE 23 — EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

	2000	1999
Basic
Net income	$ 6,814	$ (170	)(1)

Weighted average common shares outstanding	10,275,179	11,241,250
Less: Average unallocated ESOP shares	834,075	890,670
Less: Average unearned RRP shares	404,685

Average shares	9,036,419	10,350,580

Basic earnings per common share	$ .75	$ (.02)

Diluted
Net income	$ 6,814	$ (170	)(1)

Weighted average common shares outstanding for basic earnings per common share	9,036,419	10,350,580
Add: Dilutive effects of assumed exercises of stock options

Average shares and dilutive potential common shares	9,036,419	10,350,580

Diluted earnings per common share	$ .75	$ (.02)

(1)  Net income since conversion

Stock options for 1,007,600 shares of common stock were not considered in computing diluted earnings per common share for 2000 because they were antidilutive.

NOTE 24  — MERGER OF EQUALS

On May 23, 2000, the Company signed a letter of intent to acquire FFY Financial Corp. (“FFY”), headquartered in Youngstown, Ohio in a merger of equals. The shareholders of FFY will receive 7.3 million shares of First Place Financial Corp. common stock in exchange for all of the outstanding shares of FFY stock. FFY shareholders will receive 1.075 shares of First Place Financial Corp. for each share of FFY stock. The shares to be issued were valued at $71.0 million on May 23, 2000. The company has entered into a stock option agreement with FFY which would grant stock options equal to 19.9% of the shares outstanding to FFY in the event of certain triggering conditions. The triggering conditions include various actions which would result in the merger with FFY not being consummated and expire upon the completion of the merger. The merger is subject to shareholder and regulatory approval and is expected to be completed during December, 2000. The merger will be accounted for as a purchase.

NOTE 25 — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	September 30	December 31	March 31	June 30
2000
Total interest income	$13,399	$13,999	$14,415	$16,693
Total interest expense	6,790	7,443	8,058	10,366

Net interest income	6,609	6,556	6,357	6,327
Provision for loan losses	169	214	222	1,689

Net interest income after provision for loan losses	6,440	6,342	6,135	4,638
Total noninterest income	559	573	592	723
Total noninterest expense	3,485	3,684	3,660	5,061

Income before income taxes	3,514	3,231	3,067	300
Provision for incomes taxes	1,114	1,056	1,029	99

Net income	$ 2,400	$ 2,175	$ 2,038	$ 201

Basic and diluted earnings per share	$ 0.24	$ 0.23	$ 0.26	$ 0.02

1999
Total interest income	$11,215	$11,851	$12,455	$12,605
Total interest expense	6,700	6,921	5,990	6,071

Net interest income	4,515	4,930	6,465	6,534
Provision for loan losses	183	475	166	238

Net interest income after provision for loan losses	4,332	4,455	6,299	6,296
Total noninterest income	458	453	460	610
Total noninterest expense	2,900	11,450	3,076	3,266

Income before income taxes	1,890	(6,542)	3,683	3,640
Provision for incomes taxes	643	(2,224)	1,105	1,092

Net income	$ 1,247	$(4,318)	$ 2,578	$ 2,548

Basic and diluted earnings per share (since conversion)	N/A	$ (.51)	$ 0.25	$ 0.25