Form 10-K, Exhibit 13
period 2001-06-30
FIRST PLACE FINANCIAL CORP /DE/
filed 2001-09-27
CIK 1068912

Exhibit 13
Annual Report to Security Holders

Exhibit 13 was sent under separate cover
or is enclosed herein.

SELECTED FINANCIAL AND OTHER DATA

	At June 30,
	2001	2000	1999	1998	1997
	(Dollars in thousands)
Selected Financial Condition Data:

Total assets	$1,591,251	$1,051,577	$747,332	$609,398	$548,870
Loans receivable, net	996,586	705,066	453,791	353,012	285,212
Loans available for sale	14,259	13,071	945
Allowance for loan losses	9,757	6,150	3,623	3,027	1,723
Nonperforming assets	15,384	7,416	1,782	2,143	2,480
Securities available for sale	435,348	261,051	249,159	211,185	202,677
Securities held to maturity				28,295	44,875
Deposits	1,018,829	586,748	429,225	435,462	412,934
Federal Home Loan Bank advances	263,528	227,762	94,811	44,820	58,398
Repurchase agreements	91,064	75,000	54,430	60,430	16,000
Total shareholders’ equity	194,036	147,975	158,054	59,357	53,747

	For theYears Ended June 30,
	2001	2000	1999	1998	1997
		(Dollars in thousands)
Summary of Earnings:

Total interest income	$98,018	$58,506	$48,126	$42,482	$38,413
Total interest expense	59,463	32,657	25,682	25,512	22,929
Net interest income	38,555	25,849	22,444	16,970	15,484
Provision for loan losses	3,125	2,294	1,062	1,779	590
Net interest income after provision for
loan losses	35,430	23,555	21,382	15,191	14,894

Total noninterest income (1)	3,020	2,447	1,981	1,751	444

Total noninterest expense (2) (3) (4)	30,224	15,890	20,692	10,372	11,898

Income before income tax	8,226	10,112	2,671	6,570	3,440

Provision for income tax	1,912	3,298	616	2,498	1,216

Net income	$6,314	$6,814	$2,055	$4,072	$2,224

(1)	For the year ended June 30, 2001, noninterest income included $4.8 million in restructuring losses associated with the merger with FFY.
(2)	For the year ended June 30, 2001, noninterest expense included merger and restructuring charges of $3.9 million for the merger with FFY.
(3)	For the year ended June 30, 1999, noninterest expense included $8.0 million as a result of the contribution to the Foundation.
(4)	For the year ended June 30, 1997, noninterest expense included a one-time charge of $2.5 million to recapitalize the Savings Association Insurance Fund (SAIF).

	For the Years Ended June 30,
Selected Financial Ratios and Other Data:	2001	2000	1999	1998	1997

Performance Ratios(1):

Return on average assets	0.47%	0.83%	0.30%	0.70%	0.42%

Return on average equity	3.70	4.80	1.86	7.00	4.39

Interest rate spread(2)	2.59	2.39	2.67	2.55	2.52

Net interest margin(3)	3.19	3.25	3.42	3.00	2.97

Noninterest expense to average assets	2.26	1.94	3.03	1.77	2.23

Efficiency ratio(4)	67.68	56.03	84.55	55.40	74.70

Net interest income to operating expenses	133.39	162.67	108.47	163.60	130.13

Average interest-earning assets to average
interest-bearing liabilities	112.36	121.29	119.07	110.46	109.90

Dividend payout	64.81	44.00	N/A	N/A	N/A

Capital Ratios:

Equity to total assets at end of period	12.19	14.07	21.15	9.74	9.79

Average equity to average assets	12.79	17.34	16.21	9.94	9.51

Tangible capital(5)	7.94	8.75	14.08	9.52	9.80

Core capital(5)	7.94	8.75	14.08	9.52	9.80

Total risk-based capital(5)	13.05	15.27	30.12	21.84	23.85

Asset Quality Ratios:

Nonperforming assets as a percent of total assets(6)	0.97	0.71	0.24	0.35	0.45

Allowance for loan losses as a percent of loans (7)	0.97	0.86	0.79	0.85	0.60

Allowance for loan losses as a percent of
nonperforming loans(6)	67.60	93.67	230.23	141.25	69.48

Per Share Data:

Net income (loss)(8)	$.54	$.75	$(.02)	N/A	N/A

Net income (loss), fully diluted(8)	.54	.75	(.02)	N/A	N/A

Dividends declared	.35	.33	.08	N/A	N/A

Tangible book value per share at year end	11.39	13.84	14.06	N/A	N/A

(1)	For the year ended June 30, 2001, the ratios include $4.8 million in restructuring losses and $3.9 million in merger and restructuring charges associated with the merger with FFY. The performance ratios include the $8.0 million contribution to the Foundation in the year ended June 30, 1999, and the $2.5 million charge to recapitalize SAIF in the year ended June 30, 1997.
(2)	The net interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(3)	The net interest margin represents net interest income as a percent of average interest-earning assets.
(4)	The efficiency ratio represents the ratio of noninterest expense less amortization of goodwill divided by the sum of net interest income and noninterest income excluding gain (loss) on sale of securities.
(5)	Regulatory capital ratios of First Place Bank.
(6)	Nonperforming assets consist of nonperforming loans, repossessed autos and other real estate owned.
(7)	Loans represent loans receivable, net, excluding the allowance for loan losses.
(8)	Net loss for 1999 represents earnings since conversion.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General

First Place was formed as a result of the conversion of First Federal Savings and Loan Association of Warren from a federally-chartered mutual savings and loan association to a federally-chartered stock savings and loan association in December of 1998.

On May 12, 2000, First Place acquired The Ravenna Savings Bank (Ravenna) in a tax-free exchange accounted for as a purchase. First Place issued treasury stock valued at $23.9 million on the date the transaction was consummated to acquire all of the outstanding shares of Ravenna. At the date of acquisition, Ravenna was merged into First Place.

On December 22, 2000, the Company completed the merger of equals transaction with FFY Financial Corp. (FFY) which was announced on May 24, 2000. FFY was merged with and into the Company, and FFY's thrift subsidiary, FFY Bank, was merged with and into First Federal Savings and Loan Association of Warren. In addition, FFY Holdings, Inc., a subsidiary of FFY, became a subsidiary of the Company.

The Company issued 6,887,022 shares of common stock valued at approximately $68.3 million. FFY was a holding company engaged in the financial services business through its wholly owned subsidiaries, FFY Bank, a federally-chartered savings bank, and FFY Holdings, Inc. FFY Bank operated 11 full service banking facilities and 2 loan production offices in Mahoning and Trumbull Counties, Ohio. The transaction was recorded as a purchase and, accordingly, the operating results of FFY have been included in the Company's consolidated financial statements since the date of acquisition.

As a part of the merger transaction, the Company changed the name of its thrift subsidiary, First Federal Savings and Loan Association of Warren, to First Place Bank.

First Place Bank is a community-oriented financial institution engaged primarily in gathering deposits to originate one-to-four family residential mortgage loans, consumer loans and commercial loans. The Bank currently operates 24 full service offices in three counties and 7 loan production offices located throughout Ohio. Management's discussion should be read in conjunction with the consolidated financial statements and footnotes.

Forward Looking Statements

When used in this Annual Report, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rate changes in the relationship between short- and long-term interest rates, demand for loans in the Company's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Financial Condition at June 30, 2001 and 2000

General. Assets at June 30, 2001 totaled $1.6 billion compared to $1.1 billion at June 30, 2000. This increase was due to the merger with FFY. At the time of merger, assets acquired totaled $681.8 million and liabilities assumed totaled $614.1 million. The increase in assets due to the merger was offset by a restructuring of the Company's balance sheet which lowered its interest rate risk profile and provided additional liquidity. The Company securitized $192.0 million in primarily fixed rate one-to-four family mortgage loans and sold $149.4 million of the securities created.

Total liabilities at June 30, 2001 were $1.4 billion compared to $903.6 million at June 30, 2000. The increase in liabilities was also primarily attributable to liabilities acquired in the merger with FFY offset by the repayment of borrowings. The following discussion provides greater detail regarding significant changes to the balance sheet.

Fed Funds Sold. Fed funds sold increased $5.3 million, or 32.7%, during fiscal year 2001 and totaled $21.5 million at June 30, 2001. The increase was primarily due to the investment of proceeds from sales of securities and mortgage loans.

Securities. Securities available for sale increased $174.2 million, or 66.7%, from $261.1 million at June 30, 2000, to $435.3 million at June 30, 2001. The increase was primarily the result of $156.3 million in securities acquired in the merger with FFY.

Loans. Net loans receivable increased from $705.1 million at June 30, 2000 to $996.6 million at June 30, 2001. The increase was primarily due to the acquisition of $492.5 million in loans in the merger with FFY offset by the loan securitization transaction.

The Bank's secondary market mortgage lending operation originates and sells qualifying loans to the Federal National Mortgage Association (Fannie Mae). During fiscal year 2001, the Bank sold and/or securitized 3,453 loans with an aggregate principal balance of $261.2 million. Mortgage banking will be an integral part of the Bank's operating strategy going forward and, as such, the Bank will continue to sell all fixed rate mortgage production that is eligible. In order to maintain and grow internal assets, the Bank will continue to pursue opportunities to portfolio adjustable rate mortgages that it can originate.

Deposits. Total deposits were $1.0 billion at June 30, 2001, an increase of $432.1 million, or 73.6%, compared to $586.7 million at June 30, 2000. The increase was attributable to $432.3 million in deposits acquired in the merger with FFY.

Repurchase Agreements. Repurchase agreements totaled $91.1 million at June 30, 2001 compared to $75.0 million at June 30, 2000. The increase of $16.1 million was due to $58.9 million in repurchase agreements acquired in the merger with FFY offset by $42.8 million in maturities and repayments.

Federal Home Loan Bank Advances. Federal Home Loan Bank advances increased $35.7 million to $263.5 million at June 30, 2001 compared to $227.8 million at June 30, 2000. The increase was due to $115.9 million in advances acquired in the merger with FFY offset by the repayment of advances with proceeds from loan and securities sales.

Shareholders' Equity. Total shareholders' equity increased to $194.0 million at June 30, 2001 compared to $148.0 million at June 30, 2000. The $46.0 million increase was primarily due to the merger with FFY which added $68.3 million in shareholders' equity partially offset by the repurchase of 2,559,733 shares, or $29.6 million, of the Company's common stock. The remainder was due to increases in the other components of shareholders' equity.

Comparison of Results of Operations for Years Ended June 30, 2001 and 2000

General. The Company recorded net income for the year ended June 30, 2001 of $6.3 million, a decrease of $500 thousand, from net income of $6.8 million for the year ended June 30, 2000. Diluted earnings per share for the year ended June 30, 2001 were $0.54 compared to $0.75 for the year ended June 30, 2000. Excluding $8.7 million in merger and restructuring charges incurred for the merger with FFY, net income would have been $12.0 million, or $1.02 per diluted share. Of the $8.7 million in merger and restructuring charges, $4.8 million in expense was related to the restructuring of the balance sheet following the merger with FFY. This included the losses incurred in the loan securitization and the loss on sales of mortgage-backed securities. The remaining $3.9 million in expense was related to various noninterest expense items more fully discussed below.

With the completion of the systems conversion in April of 2001, the Company expects to realize certain cost savings from the merger with FFY. For the last six months of fiscal year 2001, expense savings related to the termination of the FFY ESOP were realized, totaling approximately $300 thousand. The Company expects additional cost savings going forward to include approximately $200 thousand in lower franchise tax, advertising savings of approximately

$125 thousand, legal fees savings of approximately $120 thousand and miscellaneous expense savings of $150 thousand. The Company also plans on renting space in its Boardman office which should add additional revenues of approximately $150 thousand beginning in January of 2002.

Other developments during the year included the addition of $130.0 million notional value in interest rate swaps. The addition of the interest rate swaps to hedge variable rate advances from the Federal Home Loan Bank (swap variable rate payments for fixed rate payments) and the loan securitization allowed the Company to greatly reduce its interest rate risk profile. The Company also adopted SFAS No. 142, "Goodwill and Other Intangible Assets", on July 1, 2001. The adoption of SFAS 142 will result in the reduction of goodwill amortization expense totaling approximately $470 thousand per year.

Net Interest Income. Net interest income was $38.6 million for the year ended June 30, 2001 compared to $25.8 million for the year ended June 30, 2000. The 49.6% increase in net interest income was mainly due to an increase in the overall size of the balance sheet due to the merger, offset by a slight decrease in net interest margin for the year. The acquisition of Ravenna served to compress the net interest margin of the Company during the first half of fiscal year 2001. The merger with FFY, along with the steepening of the yield curve, enabled the Company to greatly improve its net interest margin during the last six months of fiscal year 2001. On a comparable quarter basis, the net interest margin for the fourth quarter of 2001 was 3.50% compared to 2.81% in the fourth quarter of 2000.

Total interest income increased $39.5 million, to $98.0 million for the year ended June 30, 2001 compared to $58.5 million for the year ended June 30, 2000. This increase was due to an increase in average interest-earning assets of $462.6 million primarily due to the merger with FFY and an increase of 55 basis points on the yield for interest-earning assets. The increase in yield stems from the better earning asset mix that resulted from the merger with FFY.

Total interest expense increased $26.8 million, to $59.5 million for the year ended June 30, 2001. Total interest expense for the year ended June 30, 2000 was $32.7 million. The increase in interest expense was due to an increase in average interest-bearing liabilities of $464.2 million primarily from the merger and an increase of 35 basis points in the cost of interest-bearing liabilities.

Provision for Loan Losses. The provision for loan losses totaled $3.1 million for the year ended June 30, 2001 compared to $2.3 million for the year ended June 30, 2000. The increase reflects additional reserves to cover an increased level of nonperforming loans and charge-offs associated with the Company's acquisition of Ravenna. Net charge-offs for fiscal 2001 totaled $3.6 million compared to $589 thousand in fiscal year 2000. At June 30, 2001, the allowance for loan losses as a percent of loans increased to 0.97% from 0.86% at June 30, 2000. The allowance for loan losses as a percent of nonperforming loans, however, fell to 67.6% at June 30, 2001 compared to 93.7% at June 30, 2000. Management believes that, based on its analysis of individual problem loans and the collateral supporting these loans, the allowance for loan losses is adequate at June 30, 2001.

Noninterest Income. Noninterest income increased from $2.4 million at June 30, 2000, to $3.0 million at June 30, 2001. The increase was due to increases in service charge income and other fee income associated with the mergers of FFY and Ravenna. Service charge income increased $2.0 million to $3.6 million for the year ended June 30, 2001. This increase is primarily due to the addition of thirteen additional retail branches from the mergers of FFY and Ravenna. The increase in income was partially offset by a decline in gains on the sale of loans and securities due to the restructurings that took place.

The Company reported a net loss on sales of securities for fiscal year 2001 of $1.1 million compared to a gain on sale of $25 thousand for fiscal year 2000. This loss reflects the sale of longer term fixed rate securities with low coupons as part of the balance sheet restructuring in December 2000. The net effect of these sales was to reduce the Company's interest rate risk and provide liquidity.

Losses on loan sales for the year ended June 30, 2001 totaled $431 thousand compared to gains of $332 thousand for the year ended June 30, 2000. This loss was attributable to the loan securitization that took place in December of 2000. In the third and fourth quarters of fiscal year 2001, the Company reported gains on sale of loans of $608 thousand and $926 thousand respectively. During the fourth quarter of 2001, the Company opened three new loan production offices in Solon, North Olmsted and Dayton. The Company expects these three offices to contribute substantially to future loan production.

Noninterest Expense. Noninterest expense for the year ended June 30, 2001 totaled $30.2 million compared to $15.9 million for the year ended June 30, 2000. This $14.3 million increase is primarily due to the mergers with FFY and Ravenna. Salaries and benefits increased $5.3 million to $13.9 million for the year ended June 30, 2001. This increase reflects the larger retail network and related staff from the mergers.

Occupancy and equipment expense increased $1.5 million to $3.7 million for the year ended June 30, 2001. This increase is due to the addition of the thirteen retail offices from the Ravenna and FFY mergers along with the increased level of depreciation for the assets brought over from the mergers.

Goodwill and intangible amortization expense of $1.3 million was recognized in fiscal year 2001. The amount recognized in the year ended June 30, 2000 was $51 thousand. This increase was due to a full year of amortization of goodwill from the Ravenna merger and the addition of the FFY merger.

Franchise tax for the year ended June 30, 2001 totaled $1.5 million compared to $857 thousand for the year ended June 30, 2000. The increase reflects the increased capital base on which a majority of this tax is calculated.

Merger costs incurred in the year ended June 30, 2001 totaled $3.9 million compared to $689 thousand in the year ended June 30, 2000. Major items included in fiscal year 2001 merger expense were: $1.6 million for employee severance and a voluntary retirement program, $610 thousand for marketing and supplies related to the name change and branding campaign and $890 thousand for systems conversion and fixed asset write-offs.

Other expense for the year ended June 30, 2001 was $5.9 million compared to $3.5 million for the year ended June 30, 2000. Increased levels of expense due to the mergers were realized in all areas of this category including telephone expense, supplies, advertising, legal services, lending expenses and ATM operations.

Income Taxes. Federal income taxes for the year ended June 30, 2001 totaled $1.9 million, a decline of $1.4 million compared to $3.3 million for the year ended June 30, 2000. The decline in federal income taxes resulted from less income before income tax, and historical and low income housing tax credits generated in fiscal year 2001.

Comparison of Results of Operations for Years Ended June 30, 2000 and 1999

General. Net income for the year ended June 30, 2000 was $6.8 million compared to $2.1 million for the year ended June 30, 1999. The increase in net income was due to an increase in net interest income of $3.4 million, an increase in noninterest income of $466 thousand and a decrease in noninterest expense of $4.8 million which was partially offset by an increase in the provision for loan losses of $1.2 million and an increase in the income tax provision of $2.7 million. The increase in net income was significantly impacted by the $8.0 million contribution to fund the Foundation which was charged to earnings during 1999. Excluding this item, net income would have been $7.4 million in 1999. Basic and diluted earnings (loss) per share for 2000 totaled $0.75 and ($0.02) for 1999 (since conversion).

Net Interest Income. Net interest income increased $3.4 million, or 15.2%, and totaled $25.8 million for the year ended June 30, 2000 compared to $22.4 million for the year ended June 30, 1999. The increase in net interest income was mainly due to an increase in average loans outstanding of $128.6 million, or 31.8%. This increase was partially offset by an increase in interest expense, primarily due to the increase in average FHLB advances of $60.1 million, or 85.3%. The net interest margin for the year ended June 30, 2000 was 3.25% compared with 3.42% for the year ended June 30, 1999. Much of the decrease in margin was due to the increase in the cost of funds from 4.65% in 1999 to 4.94% in 2000, primarily due to higher rates on FHLB advances and NOW and money market deposit accounts.

Total interest income increased $10.4 million and totaled $58.5 million for the year ended June 30, 2000 compared to $48.1 million for the year ended June 30, 1999. This 21.6% increase was primarily due to the increase in average loans outstanding discussed above and, to a lesser extent, the $15.0 million increase in average securities as well as an increase in the yields on securities and mortgage backed securities.

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

Noninterest Expense. Noninterest expense decreased $4.8 million to $15.9 million for the year ended June 30, 2000 compared to $20.7 million for the prior year. The decrease in noninterest expense was primarily due to the $8.0 million contribution to the Foundation recorded in 1999. Salaries and benefits increased $2.0 million or 30.3% compared to the year ended June 30, 1999. The increase was due to an increase in benefit expense, primarily from the recognition and retention plan, as well as an increase in salaries due to the increase in the level of staffing. The increase in personnel costs from the Ravenna acquisition is expected to increase salaries in 2001 since the impact in 2000 reflected less than two months' salaries for the additional staffing. Noninterest expense also increased due to merger related costs of $689 thousand recorded during 2000. Merger related charges were primarily related to professional fees for converting data systems and staff severance and bonus arrangements. Other noninterest expenses increased $240 thousand during 2000. The increase was primarily due to increased marketing expenditures, the costs incurred for closing a branch facility and other general increases from operations due to the increased size of First Place.

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

	2001			For the Years Ended June 30, 2000			1999
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)
Interest-Earning Assets:
Loans receivable, net	$896,510	$74,154	8.27%	$533,676	$41,221	7.72%	$405,036	$32,087	7.92%
Mortgage-backed and related securities(1)	238,362	16,080	6.75	213,218	14,014	6.57	218,181	13,913	6.38
Securities(1) (2)	88,882	5,165	7.79	42,132	2,461	6.35	27,177	1,523	5.84
Other earning assets	23,440	1,388	5.92	4,728	318	6.73	2,710	235	8.67
FHLB stock	16,430	1,231	7.49	7,225	492	6.81	5,216	368	7.06

Total interest-earning assets	1,263,624	98,018	7.88	800,979	58,506	7.33	658,320	48,126	7.32
Noninterest-earning assets	71,531			18,524			23,746

Total assets	$1,335,155			$819,503			$682,066

Interest-Bearing Liabilities:
NOW and money market accounts	$214,789	8,265	3.85%	$124,817	4,563	3.66%	$114,876	$3,705	3.23%
Savings accounts	105,710	2,414	2.28	65,127	1,392	2.14	67,145	1,465	2.18
Time deposits	472,051	27,789	5.89	269,214	14,706	5.46	246,584	13,716	5.56
Repurchase agreements	75,420	4,586	6.08	70,632	4,082	5.78	53,800	3,092	5.75
FHLB advances	256,655	16,409	6.39	130,612	7,914	6.06	70,472	3,704	5.26

Total interest-bearing liabilities	1,124,625	59,463	5.29	660,402	32,657	4.94	552,877	25,682	4.65

Noninterest-bearing liabilities	39,810			17,017			18,655

Total liabilities	1,164,435			677,419			571,532
Stockholders’ equity	170,720			142,084			110,534

Total liabilities and stockholders’ equity	$1,335,155			$819,503			$682,066

Net interest income/interest rate spread		$38,555	2.59%		$25,849	2.39%		$22,444	2.67%

Net interest margin (net interest income as a percent of average interest-earning assets)			3.19%			3.25%			3.42%

Average interest -earning assets to interest- bearing liabilities			112.36%			121.29%			119.07%

(1)   Includes unamortized discounts and premiums. Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(2)   Average yields are stated on a fully taxable equivalent basis.

Rate/Volume Analysis of Net Interest Income. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in balances and/or changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume ( i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended June 30, 2001 Compared to Year Ended June 30, 2000			Year Ended June 30, 2000 Compared to Year Ended June 30, 1999
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net

		(Dollars in thousands)
Interest-Earning Assets:
Loans receivable, net	$29,810	$3,123	$32,933	$10,221	$(1,087)	$9,134
Mortgage-backed and related securities	1,676	390	2,066	(355)	456	101
Securities	2,245	459	2,704	764	174	938
Other earning assets	1,112	(42)	1,070	258	(175)	83
FHLB stock	685	54	739	142	(18)	124

Total interest-earning assets	35,528	3,984	39,512	11,030	(650)	10,380

Interest-Bearing Liabilities:
NOW and money market accounts	3,453	249	3,702	346	512	858
Savings accounts	925	97	1,022	(44)	(29)	(73)
Time deposits	11,845	1,238	13,083	1,265	(275)	990
Repurchase agreements	285	219	504	967	23	990
FHLB advances	8,041	454	8,495	3,269	941	4,210

Total interest-bearing liabilities	24,549	2,257	26,806	5,803	1,172	6,975

Net change in net interest income	$10,979	$1,727	$12,706	$5,227	$(1,822)	$3,405

Asset/Liability Management and Market Risk

Asset/liability management is the measurement and analysis of the Company’s exposure to changes in the interest rate environment. Management analyzes the effects of interest rate changes on net portfolio value and net interest income over specified periods of time by evaluating the Company’s mix of interest-earning assets and interest-bearing liabilities in varied interest rate environments. The Company manages this risk on a continuing basis through the use of a number of strategies as an ongoing part of its business plan. The objective of the Company’s asset/liability management is to maintain consistent growth in net interest income within the Company’s policy guidelines. Management considers interest rate risk to be the Company’s most significant market risk.

Income simulation techniques and net portfolio value analysis are used to determine the Company's sensitivity to changes in interest rates. The models are based on actual cash flows and repricing characteristics for on and off balance sheet instruments, and incorporate market-based assumptions regarding the impact of changing interest rates on certain assets and liabilities. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes. Actual results may also differ due to changes in market conditions and management strategies.

The income simulation modeling employed by the Company measures changes in net interest income over the next 12- and 24-month periods resulting from hypothetical rising and declining interest rates. Key assumptions used in this model include (i) reinvestment of security and mortgage cash flows, (ii) loan prepayment speeds, (iii) reinvestment of certificate of deposit maturities and (iv) deposit pricing strategies. As of June 30, 2001, the Company’s simulation modeling indicated that, with a 200 basis point (bp) increase in interest rates, the Company’s net interest income would be 0.82% and 2.36% less than if rates remained constant over the next 12- and 24-month periods, respectively. As of the same date and with a 200bp decrease in interest rates, the Company’s net interest income would be 0.28% more and 2.76% less than if rates remained constant over the next 12- and 24-month periods, respectively. The percentage changes in net interest income are within the acceptable range established by the Company’s board of directors in both a rising and falling rate environment.

The Bank measures the effect of interest rate changes on its net portfolio value (NPV), which is the difference between the market value of the Bank’s assets and liabilities, under different interest rate scenarios. Changes in NPV are measured using interest rate shocks rather than changes in interest rates over a period of time as are assumed with the income simulation model. At June 30, 2001, the Bank’s NPV ratio, using interest rate shocks ranging from a 300bp rise in rates to a 300bp decline in rates are shown in the following table. All values are within the acceptable range established by the Bank’s board of directors.

Net Portfolio Value (Bank only)

Basis Point Change in Rates	6/30/01 NPV Ratio
+300	9.07%
+200	9.93%
+100	10.18%
Base	9.95%
-100	9.26%
-200	8.93%
-300	8.37%

The Bank’s sale of predominantly fixed-rate mortgage loans to Fannie Mae decreases the Bank’s exposure to interest rate risk and provides income from sales and servicing. Additionally, the servicing asset hedges the Bank against rising rates, as it becomes more valuable in a rising rate environment, offsetting the decline in the value of other longer term assets in a rising rate environment.

Liquidity and Capital Resources

Liquidity. The Company’s liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2001 and 2000.

	Years Ended June 30,
	2001	2000
	(Dollars in thousands)

Net income	$6,314	$6,814
Adjustments to reconcile net income to net cash from
operating activities	(22,576)	(336)

Net cash from operating activities	(16,262)	6,478
Net cash from investing activities	193,427	(86,623)
Net cash used in financing activities	(161,037)	87,717

Net change in cash and cash equivalents	16,128	7,572
Cash and cash equivalents at beginning of period	13,421	5,849

Cash and cash equivalents at end of period	$29,549	$13,421

Sources of funds include customer deposits, other borrowings including FHLB advances and repurchase agreements, loan and mortgage-backed securities repayments and other funds provided by operations. The Bank also has the ability to borrow additional funds from the FHLB of Cincinnati. The Company maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets, and (iv) the objectives of the asset/liability management program. At June 30, 2001 and 2000, commitments to originate loans or fund outstanding lines of credit totaled $65.9 million and $47.7 million, respectively. The Company considers its liquidity sufficient to meet its outstanding short- and long-term needs and expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities.

Capital Resources. Federally insured savings institutions, such as the Bank, are required to meet a 1.5% tangible capital requirement, a 4.0% leverage ratio (core capital to risk weighted assets) requirement, a 4.0% leverage ratio (core capital to adjusted total assets) requirement and an 8.0% risk-based capital requirement. At June 30, 2001, the Bank exceeded these requirements with a tangible capital ratio of 7.9%, a core capital to risk weighted assets ratio of 12.4%, a core capital to adjusted total assets of 7.9% and a risk-based capital ratio of 13.1%.

Impact of Inflation

Consolidated financial data included herein has been prepared in accordance with generally accepted accounting principles (GAAP). Presently, GAAP requires First Place to measure financial position and operating results in terms of historical dollars, except for loans held for sale and securities available for sale which are carried at fair value. Changes in the relative value of money due to inflation or recession are generally not considered.

In management's opinion, changes in interest rates affect the financial condition of First Place to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not move concurrently. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policy. A financial institution's ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in a volatile economic environment. In an effort to protect itself from the effects of interest rate volatility, First Place reviews its interest rate risk position frequently, monitoring its exposure and taking necessary steps to minimize any detrimental effects on First Place's profitability.

Market Prices and Dividends Declared

The common stock of First Place Financial Corp. trades on The Nasdaq Stock Market under the symbol “FPFC”. As of July 31, 2001, there were 15,119,959 shares outstanding held by approximately 3,445 stockholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms).

The table below shows the quarterly reported high and low trade prices of the common stock and cash dividends per share declared during the years ended June 30, 2001 and 2000.

June 30, 2001:	High	Low	Dividends

First quarter	$11.69	$10.44	$0.100
Second quarter	11.50	9.75	(A)
Third quarter	12.00	10.88	0.125
Fourth quarter	14.67	11.32	0.125

June 30, 2000:
First quarter	$12.94	$11.38	$0.075
Second quarter	12.25	10.44	0.075
Third quarter	11.44	10.00	0.075
Fourth quarter	10.94	9.44	0.100

(A) Due to the merger with FFY, the dividend declaration date for the second quarter of fiscal 2001 was in January 2001 to accommodate shareholders converting their FFY common stock into FPFC common stock.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
First Place Financial Corp.
Warren, Ohio

We have audited the accompanying consolidated statements of financial condition of First Place Financial Corp. as of June 30, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Place Financial Corp. as of June 30, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 to the consolidated financial statements on October 1, 1998 the company changed its method of accounting for derivative instruments and hedging activities to comply with new guidance.

Crowe, Chizek and Company LLP

Cleveland, Ohio
July 20, 2001

FIRST PLACE FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2001 and 2000
(Dollars in thousands, except share data)

	2001	2000

ASSETS
Cash and cash equivalents	$29,549	$13,421
Federal funds sold	21,521	16,222
Securities available for sale	435,348	261,051
Loans held for sale	14,259	13,071
Loans:
Total loans	1,006,343	711,216
Less allowance for loan losses	(9,757)	(6,150)

Net loans	996,586	705,066
Premises and equipment, net	20,088	10,390
Accrued interest receivable	9,274	4,767
Intangibles	21,196	13,148
Other assets	43,430	14,441

Total assets	$1,591,251	$1,051,577

LIABILITIES
Deposits	$1,018,829	$586,748
Securities sold under agreement to repurchase	91,064	75,000
Federal Home Loan Bank advances	263,528	227,762
Advances by borrowers for taxes and insurance	4,784	3,163
Accrued interest payable	3,475	1,930
Other liabilities	15,535	8,999

Total liabilities	1,397,215	903,602

SHAREHOLDERS’ EQUITY
Preferred stock, $.01 par value, 3,000,000
shares authorized, no shares issued and outstanding
Common stock, $.01 par value, 33,000,000 shares
authorized, 18,128,272 shares issued at June 30, 2001
and 11,241,250 shares issued at June 30, 2000	181	112
Additional paid-in capital	177,396	109,657
Retained earnings	64,505	62,855
Unearned employee stock ownership plan shares	(7,420)	(8,012)
Unearned recognition and retention plan shares	(3,429)	(4,764)
Treasury stock, at cost, 2,948,804 shares at
June 30, 2001 and 552,800 shares at June 30, 2000	(34,040)	(6,364)
Accumulated other comprehensive income (loss)	(3,157)	(5,509)

Total shareholders’ equity	194,036	147,975

Total liabilities and shareholders’ equity	$1,591,251	$1,051,577

See accompanying notes to consolidated financial statements.

FIRST PLACE FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2001, 2000 and 1999
(Dollars in thousands, except per share data)

	2001	2000	1999
Interest income
Loans, including fees	$74,154	$41,221	$32,087
Securities:
Taxable	4,906	2,784	1,974
Tax exempt	2,878	487	152
Mortgage-backed and related securities	16,080	14,014	13,913
Total interest income	98,018	58,506	48,126

Interest expense
Deposits	38,468	20,661	18,886
FHLB advances	16,409	7,914	3,704
Repurchase agreements	4,586	4,082	3,092
Total interest expense	59,463	32,657	25,682

Net interest income	38,555	25,849	22,444

Provision for loan losses	3,125	2,294	1,062

Net interest income after provision
for loan losses	35,430	23,555	21,382

Noninterest income
Service charges and fees or deposit accounts	3,569	1,534	1,343
Net gains (losses) on sale of securities	(1,068)	25	(48)
Net gains (losses) on sale of loans	(431)	332	73
Other	950	556	613
Total noninterest income	3,020	2,447	1,981

Noninterest expense
Salaries and employee benefits	13,913	8,584	6,571
Occupancy and equipment	3,696	2,163	1,828
Merger, integration and restructuring expense	3,877	689
Franchise taxes	1,515	857	961
Contribution to Foundation			8,026
Amortization of intangible assets	1,363	51
Other	5,860	3,546	3,306
Total noninterest expense	30,224	15,890	20,692
Income before income tax	8,226	10,112	2,671

Provision for income taxes	1,912	3,298	616

Net income	$6,314	$6,814	$2,055

Earnings per share:
Basic	$.54	$.75	$(.02)
Diluted	$.54	$.75	$(.02)

See accompanying notes to consolidated financial statements.

FIRST PLACE FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended June 30, 2001, 2000 and 1999
(Dollars in thousands, except per share data)

	Common Stock		Additional Paid in Capital		Retained Earnings	Unearned ESOP Shares		Recognition and Retention Plan Shares		Treasury Stock		Accumulated Other Comprehensive Income	Total

Balance at July 1, 1998	$		$		$57,763	$		$		$		$1,594	$59,357
Comprehensive income:
Net income					2,055								2,055
Cumulative effect adjustment for the transfer of security
from held to maturity to available for sale upon
adoption of SFAS No. 133												172	172
Change in unrealized gain (loss) on
securities available for sale, net of tax												(4,403)	(4,403)

Total comprehensive income													(2,176)
Issuance of common shares		112		110,200									110,312
Cash dividends declared ($075 per share)					(776)								(776)
Purchase of employee stock ownership plan
shares (899,300 shares)							(8,993)						(8,993)
Commitment to release employee stock
ownership plan shares (30,000 shares)				30			300						330

Balance at June 30, 1999		112		110,230	59,042		(8,693)					(2,637)	158,054

Comprehensive income:
Net income					6,814								6,814
Change in unrealized gain (loss) on
securities available for sale, net of tax												(2,872)	(2,872)

Total comprehensive income													3,942
Cash dividends declared ($.325 per share)					(3,001)								(3,001)
Commitment to release employee stock
ownership plan shares (68,079 shares)				72			681						753
Purchase of recognition and retention plan
shares (449,650 shares)									(5,955)				(5,955)
Commitment to release recognition and
retention plan shares (89,928 shares)									1,191				1,191
Purchase of 2,630,300 shares of common stock											(30,900)		(30,900)
Reissuance of 2,077,500 shares of common
stock for acquisition				(645)							24,536		23,891

Balance at June 30, 2000		$112		$109,657	$62,855		$(8,012)		$(4,764)		$(6,364)	$(5,509)	$147,975

(Continued)

FIRST PLACE FINANCIAL CORP.
CONSOLIDATED STATEMENTSOF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
Years ended June 30, 2001, 2000 and 1999
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid in Capital	Retained Earnings	Unearned ESOP Shares	Recognition and Retention Plan Shares	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balance at July 1, 2000	$112	$109,657	$62,855	$(8,012)	$(4,764)	$(6,364)	$(5,509)	$147,975

Comprehensive income:
Net income			6,314					6,314
Change in unrealized gain (loss) on securities
available for sale, net of tax							7,548	7,548
Change in unrealized gain (loss) on swaps, net of tax							(5,196)	(5,196)

Total comprehensive income								8,666
Cash dividends declared ($.35 per share)			(4,664)					(4,664)
Commitment to release employee stock ownership plan shares (59,220 shares)		102		592				694
Commitment to release recognition and retention plan shares (100,989 shares)					1,337			1,337
Purchase of 2,559,733 shares of common stock						(29,582)		(29,582)
Issuance of 6,887,022 shares of common stock for merger		69	68,272					68,341
Stock options exercised (163,729 shares)		(845)				1,906		1,061
Tax benefit related to exercise of stock options		210						210
Acquisition of FFY recognition and retention plan					(2)			(2)

Balance at June 30, 2001	$181	$177,396	$64,505	$(7,420)	$(3,429)	$(34,040)	$(3,157)	$194,036

(Continued)

FIRST PLACE FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2001, 2000 and 1999
(Dollars in thousands)

	2001	2000	1999

Cash flows from operating activities
Net income	$6,314	$6,814	$2,055
Adjustments to reconcile net income to net
cash from operating activities
Depreciation	1,474	1,033	865
Provision for loan losses	3,125	2,294	1,062
Net amortization	1,672	146	649
Security (gains) losses	1,068	(25)	48
Loss on disposal of fixed assets	471	218	27
FHLB stock dividend	(941)	(547)	(368)
Contribution of common stock to Foundation			8,026
ESOP expense	694	753	330
RRP expense	1,337	1,191
Change in
Loans held for sale	(1,188)	(57)	(945)
Interest receivable and other assets	(25,545)	(4,011)	(3,253)
Interest payable and other liabilities	(6,183)	(225)	2,522
Deferred loan fees	1,509	(380)	548
Deferred taxes	(69)	(726)	(2,512)

Net cash from operating activities	(16,262)	6,478	9,054

Cash flows from investing activities
Securities available for sale
Proceeds from sales	254,265	54,438	34,421
Proceeds from maturities, calls
and principal paydowns	72,301	31,390	67,302
Purchases	(136,379)	(63,168)	(118,203)
Securities held to maturity
Proceeds from maturities, calls
and principal paydowns			1,226
Net cash received in acquisition	4,431	1,764
Net change in federal funds sold	(5,299)	6,647	(21,304)
Purchases of Federal Home Loan Bank stock	(1,773)	(1,497)	(1,165)
Net change in loans	7,710	(114,761)	(102,389)
Premises and equipment expenditures, net	(1,829)	(1,436)	(1,174)

Net cash from investing activities	193,427	(86,623)	(141,286)

(Continued)

FIRST PLACE FINANCIAL CORP.
CONSOILIDATED STATEMENTS OF CASH FLOWS (Continued)
Years ended June 30, 2001, 2000 and 1999

	2001	2000	1999

Cash flows from financing activities
Net change in deposits	$(3,167)	$39,201	$(6,237)
Net change in advances by borrowers
for taxes and insurance	(724)	815	365
Net change in repurchase agreements	(43,320)	20,570	(6,000)
Net proceeds from issuance of common stock			93,293
Cash dividends paid	(5,650)	(2,791)
Proceeds and tax benefit from stock
options exercised	1,270
Purchase of treasury stock	(28,922)	(30,900)
Contribution to recognition and
retention plan		(5,955)
Net change in overnight FHLB borrowings	(83,154)	87,987	51,525
Proceeds from FHLB borrowings	122,240	43,000	14,000
Repayment of FHLB borrowings	(119,610)	(64,210)	(15,534)

Net cash from financing activities	(161,037)	87,717	131,412

Net change in cash and cash equivalents	16,128	7,572	(820)

Cash and cash equivalents at beginning
of year	13,421	5,849	6,669

Cash and cash equivalents at end of year	$29,549	$13,421	$5,849

Supplemental cash flow information:
Cash payments of interest expense	$57,857	$31,858	$25,641
Cash payments of income taxes	260	4,305	3,408

Supplemental noncash disclosures:
Transfer of securities from held
to maturity to available for sale			$27,039
Acquisition of Ravenna Savings through
reissuance of treasury stock		$23,891
Acquisition of FFY Financial Corp. through
issuance of common stock	$68,341
Loans securitized	192,024

See accompanying notes to consolidated financial statements

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Dollar amounts in thousands, except per share data.

Principles of Consolidation: The consolidated financial statements of the Company include the accounts of First Place Financial Corp. (the Company) and its wholly-owned subsidiaries, First Place Bank (the Bank - formerly known as First Federal Savings and Loan Association of Warren) and First Place Holdings, Inc. The consolidated financial statements also include the accounts of First Place Insurance Agency, Ltd., the insurance affiliate of First Place Holdings, Inc. The accounts of First Place Holdings, Inc.'s real estate affiliate, Coldwell Banker First Place Real Estate, are not consolidated since the Company owns a non-controlling one-third interest. All significant intercompany balances and transactions have been eliminated in consolidation.

Business Segments: While the Company's chief decision-makers monitor the revenue streams of the various Company products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's financial service operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. Areas involving the use of management's estimates and assumptions include the allowance for loan losses, fair values of financial instruments, the realization of deferred tax assets, the carrying value of impaired loans, the carrying value and amortization of intangibles, depreciation of premises and equipment and the amortization and valuation of mortgage servicing rights.

Cash and Cash Equivalents: Cash and cash equivalents includes cash and deposits with other financial institutions with original maturities of less than 90 days. Net cash flows are reported for loan and deposit transactions.

Securities: Available for sale securities are those that the Company may decide to sell if needed for liquidity, asset-liability management, or other reasons. Available for sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax. Other securities such as Federal Home Loan Bank stock are carried at cost.

Realized gains or losses on sales are determined based on the amortized cost of the specific security sold. Interest income includes amortization of purchase premium or discount. Securities are written down to fair value when a decline in fair value is not temporary.

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Such interest ultimately collected is credited to income in the period of recovery.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the asset useful lives on a straight-line basis.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Servicing Assets: Servicing assets represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

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

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce shareholders' equity; dividends on unallocated ESOP shares reduce debt and accrued interest.

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

Income Taxes: The Company records income tax expense based on the amount of tax due on its tax return plus the change during the period in deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amounts expected to be realized.

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Recognition and Retention Plan ("RRP") shares are considered outstanding as they become vested. Diluted earnings per common share include the dilutive effect of RRP shares and the additional potential common shares issuable under stock options. Basic and diluted earnings (loss) per share for the year ended June 30, 1999 were computed based on earnings from the period December 31, 1998 (conversion date) to June 30, 1999, divided by the weighted average number of common shares outstanding for the period.

Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of Statement of Financial Accounting Standards ("SFAS") No. 123 to measure expense for the options granted using an option pricing model to estimate fair value.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in fair value to cash flow hedges which are also recognized as separate components of equity.

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

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of New Accounting Standards: In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 141. "Business Combinations." SFAS No. 141 requires all business combinations within its scope to be accounted for using the purchase method, rather than the pooling-of-interests method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of this statement will only impact the Company's financial statements if it enters into a business combination.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which addresses the accounting for such assets arising from prior and future business combinations. Upon the adoption of this Statement, goodwill arising from business combinations will no longer be amortized, but rather will be assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified. Other identified intangible assets, such as core deposit intangible assets, will continue to be amortized over their estimated useful lives. The Company adopted this statement on July 1, 2001. The Company has assessed the impact of this statement to be a reduction of amortization expense of approximately $470,000 annually.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Financial Statement Presentation: Certain previously reported consolidated financial statement amounts have been reclassified to conform to the 2001 presentation.

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 2 - MERGER

On December 22, 2000, the Company completed the merger of equals transaction with FFY Financial Corp. ("FFY") which was announced on May 24, 2000. FFY was merged with and into the Company and FFY's thrift subsidiary, FFY Bank, was merged with and into First Federal Savings and Loan Assocation of Warren. In addition, FFY Holdings, Inc., a subsidiary of FFY, became a subsidiary of the Company. As part of the merger transaction, the Company changed the name of its thrift subsidiary, First Federal Savings and Loan Association of Warren, to First Place Bank.

The Company issued 6,887,022 shares of common stock valued at approximately $68.3 million. FFY was a holding company engaged in the financial services business through its wholly-owned subsidiaries, FFY Bank, a federally-chartered savings bank, and FFY Holdings, Inc. FFY Bank operated 11 full service banking facilities and 2 loan production offices in Mahoning and Trumbull Counties, Ohio. Total assets prior to the merger were $681.8 million, including $492.5 million in loans, and $432.3 million in deposits. The transaction was recorded as a purchase and, accordingly, the operating results of FFY have been included in the Company's consolidated financial statements since the date of merger. The aggregate of the purchase price over the fair value of net assets acquired of approximately $2.1 million is being amortized over 20 years.

The following summarizes unaudited pro forma financial information for the years ended June 30, 2001 and 2000 assuming the FFY merger occurred as of July 1, 1999:

	2001	2000

Net interest income after provision for loan losses	$43,371	$44,752
Net income	6,451	13,790
Basic and diluted earnings per share	.42	.85

These amounts include FFY's actual results in 2000 and for the first 6 months of 2001 prior to the merger and actual results for the 6 months in 2001 after the merger. The pro forma results do not necessarily represent results which would have occurred if the merger had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 2 - MERGER (Continued)

On May 12, 2000, the Company acquired The Ravenna Savings Bank ("Ravenna Savings") by reissuing from treasury stock 2,077,500 shares of stock. The shares issued were valued at approximately $23.9 million on the date the transaction was consummated. Ravenna Savings operated as a state chartered savings bank with 5 offices located in Ravenna, Ohio and its surrounding areas. Total assets prior to the merger were $201 million which included $152 million of loans funded with $123 million of deposits and $67 million of FHLB advances. The transaction was recorded as a purchase and, accordingly, the operating results of Ravenna Savings have been included in the company's consolidated financial statement since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $13.2 million is being amortized over 20 years.

The following summarized unaudited pro forma financial information for the years ended June 30, 2000 and 1999 assume the Ravenna Savings acquisition occurred as of July 1, 1998:

	2000	1999

Net interest income after provision for loan losses	$27,611	$24,405
Net income	6,085	2,455
Basic and diluted earnings per share	$.55	$.24

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

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 3 - SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains and losses and fair values of securities available for sale at June 30, 2001 and 2000 are as follows:

	2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Debt securities
U.S. Government agencies	$10,878	$170		$11,048
Obligations of states and
political subdivisions	46,394	1,397	$(197)	47,594

	57,272	1,567	(197)	58,642

Equity securities
Equity securities	2,046	403		2,449
Federal Home Loan Bank stock	20,078			20,078
FNMA and FHLMC preferred stock	30,323	361		30,684

	52,447	764		53,211

Mortgage-backed securities and
collateralized mortgage obligations	288,178	1,675	(1,106)	288,747

Other securities
Trust preferred securities	22,866	490	(13)	23,343
SLMA	11,495		(90)	11,405

	34,361	490	(103)	34,748

	$432,258	$4,496	$(1,406)	$435,348

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 3 - SECURITIES AVAILABLE FOR SALE (Continued)

	2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Debt securities
U.S. Government agencies	$26,996		$(292)	$26,704
Obligations of states and
political subdivisions	6,368	$23	(103)	6,288

	33,364	23	(395)	32,992

Equity Securities
Federal Home Loan Bank stock	11,413			11,413
FNMA and FHLMC preferred stock	17,732		(25)	17,707

	29,145		(25)	29,120

Mortgage-backed securities and
collateralized mortgage obligations	206,907	342	(8,310)	198,939

	$269,416	$365	$(8,730)	$261,051

The amortized cost and fair value of debt and other securities at June 30, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value

Available for sale – Debt securities
Due in one year or less	$3,602	$3,628
Due after one year through five years	12,031	12,230
Due after five years through ten years	15,602	15,849
Due after ten years	26,037	26,935

	$57,272	$58,642

Available for sale – Other securities
Due after five years through ten years	$4,948	$4,913
Due after ten years	29,413	29,835

	$34,361	$34,748

Mortgage-backed securities and
collateralized mortgage obligations	$288,178	$288,747

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 3 - SECURITIES AVAILABLE FOR SALE (Continued)

Proceeds from the sale of available for sale securities for the years ended June 30, 2001, 2000 and 1999 were $254,265, $54,438 and $34,421. Gross gains of $666, $67 and $103 and gross losses of $1,734, $42 and $151 were realized on sales of securities in 2001, 2000 and 1999.

Debt and mortgage-backed securities with a carrying value of $222,960 and $125,600 as of June 30, 2001 and 2000 were pledged to secure public deposits, repurchase agreements and for other purposes as required or permitted by law.

On October 1, 1998, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 allowed the Company a one-time reclassification of securities held to maturity to classification as available for sale or trading. The Company transferred securities with an amortized cost of $27,039 previously classified as held to maturity to available for sale upon adoption. The unrealized gain on the securities transferred totaled $260. On October 1, 1998, the Bank’s equity increased $172 as a result of the transfer.

NOTE 4 - LOANS

Loans as presented on the balance sheet are comprised of the following classifications at June 30:

	2001	2000

Commercial	$16,544	$9,092
Commercial real estate	75,095	27,787
Real estate mortgage	690,851	544,611
Real estate construction	74,958	45,770
Consumer	177,579	108,725

	1,035,027	735,985

Less:
Loans in process	25,656	23,250
Net deferred loan origination fees	3,028	1,519
Allowance for loan losses	9,757	6,150

	38,441	30,919

	$996,586	$705,066

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 4 – LOANS (Continued)

A summary of the activity in the allowance for loan losses is as follows:

	2001	2000	1999

Balance at beginning of period	$6,150	$3,623	$3,027
Provision for loan losses	3,125	2,294	1,062
Acquisitions	4,087	822
Charge-offs	(4,052)	(720)	(542)
Recoveries	447	131	76

Balance at end of period	$9,757	$6,150	$3,623

Impaired loans were as follows:
		2001	2000

Year-end loans with no allocated
allowance for loan losses		$1,600
Year-end loans with allocated
allowance for loan losses		2,775	$881

Total		$4,375	$881

Amount of the allowance for loan losses allocated		$1,241	$500

Average of impaired loans during the year		2,228	110

There were no loans classified as impaired during the year ended June 30, 1999. Nonaccrual loans totaled $14,434 and $6,566 at June 30, 2001 and 2000. Interest not recognized on nonaccrual loans totaled approximately $1,260, $531 and $90 for the years then ended June 30, 2001, 2000 and 1999. The related impact of impaired loans on income in the accompanying consolidated statements of income was immaterial for the years ended June 30, 2001, 2000 and 1999.

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 5 - SECURITIZATIONS

During 2001, the Bank securitized one-to-four-family loans and retained the rights to service those loans. An analysis of the activity in securitizations serviced by the Bank during 2001 follows:

Balance at June 30, 2000
Principal balance of loans	$—
Amortized cost of servicing rights	—
Servicing rights as a % of principal	—

New securitizations during the year:
Principal balance of loans	192,024
Fair value of servicing rights	1,718
Servicing rights as a % of principal	.90%

Principal payments received on loans collateralized	11,515

Balance at June 30, 2001:
Principal balance of loans	180,509
Amortized cost of servicing rights	1,570
Servicing rights as of % of principal	.87%

Other information at end of period:
Weighted average rate	7.02%
Weighted average maturity (months)	212
Fair value assumptions:
Discount rate	8.64%
Weighted average prepay assumptions	219	PSA
Anticipated delinquency	5.00%

The fair value of servicing rights remaining after loans are amortized is based on the assumptions utilized in calculating fair value. The following table indicates how fair value might decline if the assumptions changed unfavorably in two different magnitudes:

Fair value at June 30, 2001	$1,719

Projected fair value based on:
Increase in PSA of 50	1,537
Increase of PSA of 100	1,386

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 6 - SECONDARY MORTGAGE MARKET ACTIVITIES

Loans serviced for others, which are not reported as assets, totaled $493,563 and $208,381 at June 30, 2001 and 2000.

Activity for capitalized mortgage servicing rights was as follows:

	2001	2000
Servicing rights:
Beginning of year	$2,488
Additions	2,835
Acquired from Ravenna Savings		$2,508
Acquired from FFY	481
Amortized to expense	(935)	(20)

End of year	$4,869	$2,488

The Company did not have a valuation allowance associated with loan servicing rights at any time during 2001 or 2000.

NOTE 7 - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers, directors, and their related business interests. A summary of related party loan activity is as follows for the year ended June 30, 2001:

Balance at beginning of period	$1,029
Transfers	908
New loans	80
Repayments	(344)

Balance at end of period	$1,673

Deposits from executive officers, directors and their related business interests at year-end 2001 and 2000 were $4,046 and $1,695.

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 8 - PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	2001	2000

Land and improvements	$3,567	$2,406
Buildings and improvements	13,447	6,964
Leasehold improvements	1,506	764
Furniture and equipment	8,204	7,066
Construction in process	1,215	300
Total cost	27,939	17,500
Accumulated depreciation	(7,851)	(7,110)

	$20,088	$10,390

At June 30, 2001, the Company is obligated for rental commitments under non-cancelable operating leases on real estate and equipment as follows:

2002	$372
2003	271
2004	192
2005	112
2006	81

$1,028

NOTE 9 – ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at June 30, is summarized as follows:

	2001	2000

Securities	$1,518	$741
Mortgage-backed and related securities	1,666	1,039
Loans receivable	6,090	2,987

	$9,274	$4,767

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 10 - DEPOSITS

Deposits consist of the following:

	2001	2000

Noninterest-bearing demand	$23,895	$11,088
Savings	137,216	76,230
NOW	70,759	44,757
Money market	190,393	108,299
Certificates of deposit	596,566	346,374

	$1,018,829	$586,748

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 is $151,783 and $75,980 at June 30, 2001 and 2000.

At June 30, 2001, scheduled maturities of certificates of deposit are as follows:

2002	$368,852
2003	143,047
2004	24,185
2005	42,929
2006	12,977
Thereafter	4,576

$596,566

Interest expense on deposits is summarized as follows:

	2001	2000	1999

Savings	$2,414	$1,392	$1,465
NOW	811	518	471
Money market	7,453	4,045	3,234
Certificates of deposit	27,790	14,706	13,716

	$38,468	$20,661	$18,886

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 11 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by mortgage-backed securities with a carrying value and fair value of approximately $96,931 at June 30, 2001 and $83,997 at June 30, 2000.

Securities sold under agreements to repurchase are financing arrangements that mature within two years. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2001	2000

Average daily balance during the year	$75,420	$70,632
Average interest rate during the year	6.08%	5.78%
Maximum month-end balance during the year	$91,064	$75,000
Weighted average interest rate at year-end	5.71%	6.29%

NOTE 12 – FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank at year-end were as follows:

	2001		2000
		Weighted		Weighted
	Amount	Average Rate	Amount	Average Rate

Advances from the FHLB of Cincinnati
with maturities less than one year:
Repo-based advances	$140,000	3.87%	$139,500	6.50%

Advances from the FHLB of Cincinnati
with maturities greater than one year:
Fixed-rate advances	$66,657	5.94%	$49,195	6.21%
Convertible fixed-rate advances	53,217	6.08	31,500	6.06
Amortizing advances	2,654	5.29	4,567	5.55
LIBOR-based advances	1,000	4.39	3,000	6.70
	$123,528		$88,262

At June 30, 2001, scheduled principal payments on FHLB advances are as follows:

Year ended June 30,

2002	$155,734
2003	7,733
2004	4,400
2005	26,090
2006	15,815
Thereafter	53,756

$263,528

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 12 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

All advances are collateralized by a blanket collateral of the Company’s FHLB stock and certain residential mortgage loans. At June 30, 2001 and 2000, securities and loans totaling $329,410 and $342,400 were pledged under the blanket collateral agreement. Based on the Company’s investment in FHLB stock, the maximum dollar amount of FHLB advance borrowings available at June 30, 2001 was $401,560.

NOTE 13 - INCOME TAXES

The provision for income taxes consists of the following:

	2001	2000	1999

Current provision	$1,981	$4,024	$3,128
Deferred provision (benefit)	(69)	(726)	(2,512)

	$1,912	$3,298	$616

The income tax benefit from the exercise of non-qualified stock options and disposition of incentive stock options was recognized for financial reporting purposes by crediting additional paid-in capital for $210 in 2001 and $0 in 2000.

The differences between the financial statement provision and amounts computed by applying the statutory federal income tax rate to income before taxes are as follows:

	2001	2000	1999

Income tax computed at the
statutory federal rate	$2,879	$3,539	$908

Add (subtract) tax effect of:
Tax-exempt income	(378)	(84)	(50)
Dividends received deduction	(415)	(56)
Goodwill amortization	291	18
Miscellaneous items	(465)	(119)	(242)

	$1,912	$3,298	$616

The statutory tax rate is 35% for 2001 and 2000 and 34% for 1999.

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 13 - INCOME TAXES (Continued)

The tax effects of principal temporary differences and the resulting deferred tax assets and liabilities that comprise the net deferred tax balance are as follows at June 30:

	2001	2000

Items giving rise to deferred tax assets:
Deferred loan fees and costs	$1,136	$590
Charitable contribution carryforward	1,694	1,971
Bad debts	2,468	1,416
Nonaccrual loan interest	440	186
Accrued stock awards	343	417
Deferred compensation	73	89
Mark-to-market adjustments	603
Purchase accounting adjustments	2,192
Suspended net operating losses acquired	475
Unrealized loss on securities available for sale		2,928
Unrealized loss on hedging transactions	2,798
Other	394	44

	12,616	7,641

Items giving rise to deferred tax liabilities:
Unrealized gain on securities available for sale	(1,082)
FHLB stock dividends	(2,971)	(1,297)
Franchise taxes	(168)	(277)
Depreciation	(1,162)	(756)
Purchase accounting adjustments		(1,047)
Loan servicing	(1,465)	(580)
Other	(13)

	(6,861)	(3,957)

Net deferred asset	$5,755	$3,684

The Company has sufficient taxes paid in prior years and available for recovery and expected future taxable income sufficient to warrant recording the full deferred tax asset without a valuation allowance.

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTES 13 - INCOME TAXES (Continued)

Retained earnings at June 30, 2001, include approximately $30,574 for which no provision for federal income taxes has been made. This amount represents the tax bad debt reserve at June 30, 1988, which is the end of the Company’s base year for purposes of calculating the bad debt deduction for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, the amount used will be added to future taxable income. The unrecorded deferred tax liability on the above amount at June 30, 2001 was approximately $10,701.

Tax expense (benefit) attributable to securities gains (losses) approximated ($374), $9 and ($16) for the years ended June 30, 2001, 2000 and 1999.

NOTE 14 - EMPLOYEE BENEFIT PLANS

In June 1999, the Company’s Board of Directors approved a resolution terminating the Company’s defined benefit pension plan. In June 1999, the Board of Directors approved ceasing the accumulation of future benefits to plan participants. The settlement of vested plan benefits occurred in November 2000 after receipt of a determination letter from the Commissioner approving the plan termination. Participants chose a lump sum payment, the purchase of a nontransferable deferred annuity contract or a transfer to the 401(k) plan.

Information about the terminated pension plan was as follows.

2000
Change in benefit obligation:
Beginning benefit obligation	$2,648
Service cost	97
Interest cost	176
Actuarial gain	(252)
Benefits paid	(97)

Ending benefit obligation	2,572

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 14 - EMPLOYEE BENEFIT PLANS (Continued)

2000

Change in plan assets, at fair value:
Beginning plan assets	1,784
Actual return	97
Employer contribution	12
Benefits paid	(97)

Ending plan assets	1,796

Accrued benefit cost	$(776)

The components of pension expense and related actuarial assumptions were as follows.

	2000	1999

Service cost	$97	$300
Interest cost	176	232
Expected return on plan assets	(127)	(79)
Amortization of prior service cost		9
Recognized net actuarial (gain) loss	27	37

Net	$173	$499

Discount rate on benefit obligation	5.37%	5.95%
Long-term expected rate of return
on plan assets	7.00	7.00
Rate of compensation increase	n/a	5.00

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 15 – EMPLOYEE STOCK OWNERSHIP PLAN AND 401(k) PLAN

During 1999, the Company established an Employee Stock Ownership Plan (“ESOP”) for the benefit of employees 21 and older and who have completed at least one thousand hours of service.

To fund the plan, the ESOP borrowed $8,993 from the Company for the purposes of purchasing 899,300 shares of stock at $10 per share in the conversion. Principal and interest payments on the loan are due in annual installments which began December 31, 1999 with the final payments of principal and interest being due and payable at maturity on December 31, 2013. Interest is payable during the term of the loan at a fixed rate of 7.75%. The loan is collateralized by the shares of the Company’s common stock purchased with the proceeds. As the Bank periodically makes contributions to the ESOP to repay the loan, shares are allocated to participants on the basis of the ratio of each year’s principal and interest payments to the total of all principal and interest payments. Dividends on allocated shares increase participant accounts. Dividends on unallocated shares are used for debt service. ESOP compensation expense was $694, $753 and $330 for 2001, 2000 and 1999.

A 401(k) benefit plan allows employee contributions up to 15% of their compensation, which are matched equal to 50% of the first 6% of compensation contributed. The Company match is in the form of cash or stock from the ESOP shares that are committed to be released to participants for that year. The remaining shares after the 401(k) match are released to participant's accounts using the shares allocated method. 401(k) expense for 2001, 2000 and 1999 was $74, $0 and $0.

Shares held by the ESOP at June 30 were as follows:

	2001	2000

Shares allocated to participants – current	59,220	68,079
Shares allocated to participants – prior periods	98,079	30,000
Unearned shares	742,001	801,221

Total ESOP shares	899,300	899,300

Fair value of unearned shares	$9,616	$8,613

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 16 – STOCK OPTION PLAN

First Place sponsors a stock option and incentive plan for the benefit of directors and employees of the Company. 1,711,625 shares of common stock are authorized under the plan. Of this, 587,500 shares of common stock represent the increase in the plan for options previously granted to employees and directors in FFY Financial Corp.’s option plan. All of the options granted to FFY employees and directors vested upon the closing date of the merger. The Plan provides for the grant of options, which may qualify as either incentive stock options or nonqualified options. One-fifth of the options awarded become exercisable on each of the first five anniversaries of the date of grant. The option period expires 10 years from the date of grant and the exercise price is the market price at the date of grant.

Following is activity under the plan during the years ended June 30, 2001 and 2000.

		2001		2000

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Options outstanding,
beginning of year	1,007,600	$12.31
Increase in shares due to merger	587,500	7.82
Canceled	(84,000)	12.31
Exercised	(164,097)	6.49
Granted	165,000	11.54	1,007,600	$12.31

Options outstanding,
end of year	1,512,003	$11.11	1,007,600	$12.31

Options exercisable, end of year	682,203
Options available for grant,
end of year	35,525		116,525

Weighted-average fair value of options granted during year:

	2001	2000

Qualified	$3.29	$3.38
Non-qualified	2.29	2.24

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 16 – STOCK OPTION PLAN (Continued)

Options outstanding at June 30, 2001 were as follows:

	Outstanding		Exercisable

Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price

$4.66 - $9.54	311,482	5.19 years	311,482	$6.91
$10.24 - $17.33	1,200,521	8.17 years	370,721	12.30

Outstanding at year end	1,512,003	7.56 years	682,203	$9.84

Had compensation cost for stock options been measured using SFAS No. 123, net income and earnings per share would have been the proforma amounts indicated below. The proforma effect may increase in the future if more options are granted.

	2001	2000

Net income as reported	$6,314	$6,814
Pro forma net income	5,738	6,229

Basic and diluted earnings per share as reported	$.54	$.75
Pro forma basic and diluted earnings per share	.49	.69

The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

	2001		2000

	Qualified	Non-Qualified	Qualified	Non-Qualified

Risk-free interest rate	5.31%	5.32%	5.82%	5.70%
Expected option life	9 years	4 years	9 years	4 years
Expected stock price volatility	20.88%	21.0%	17.41%	17.41%
Dividend yield	2.37%	2.37%	2.40%	2.40%

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 17 – RECOGNITION AND RETENTION PLAN

The Company maintains a recognition and retention plan for the benefits of directors and certain key employees of the Company. The plan is used to provide such individuals ownership interest in the Company in a manner designed to compensate such directors and key employees for services. The Company contributed sufficient funds to enable the stock based incentive plan to purchase a number of common shares in the open market equal to 4% of the common shares sold in connection with the conversion.

On July 2, 1999 a Committee of the Board of Directors awarded 449,650 shares to certain directors and officers of the Company. No shares had been previously awarded. One-fifth of such shares are earned and nonforfeitable on each of the first five anniversaries of the date of the awards. In the event of the death or disability of a participant or a change in control of the Company, the participant’s shares will be deemed to be entirely earned and nonforfeitable upon such date. During the year ended June 30, 2001, 36,640 shares were forfeited. At June 30, 2001 37,024 shares are available for grant. Compensation expense is based on the cost of the shares, which approximates fair value at the date of grant, and was $1,337 and $1,191 for 2001 and 2000.

NOTE 18 – OFF-BALANCE SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

	2001		2000

	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate

Commitments to make loans
(at market rates)	$19,606	$4,441	$6,311	$6,954
Unused lines of credit and
letters of credit		41,861		34,471

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 18 - OFF-BALANCE SHEET ACTIVITIES (Continued)

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 6.25% to 10.50% and maturities ranging from 15 years to 30 years.

NOTE 19 – INTEREST RATE SWAPS

The Company has entered into several interest rate swap agreements to assume fixed interest payments in exchange for variable interest payments. The interest rate swaps, derivative instruments, are used by the Company to mitigate the Company’s overall risk to increases in interest rates during the life of the swaps and are a component of the Company’s asset liability management strategy in order to manage the risk of changes in interest rates and its impact on net interest margin. The notional amount of the interest rate swaps do not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the interest rate swap.

These interest rate swaps have been designated as cash flow hedges of certain FHLB advances and were determined to be fully effective during the year ended June 30, 2001. As such, the aggregate fair value of the swaps are recorded in other assets or other liabilities with changes in fair value recorded in other comprehensive income and no amount of ineffectiveness was included in net income. The fair value of the swaps in accumulated other comprehensive income would be reclassified to current earnings should the hedge no longer be considered effective. The hedge would become ineffective should the Company repay or alter the terms of the borrowings. The Company expects the hedge to remain fully effective during the remaining term of the swaps though the ability for the swap strategy to continue to have its value fully realized is additionally dependent upon the credit worthiness of the counter party. The loss recorded in other comprehensive income for the year ended June 30, 2001 totaled $7,994 and represented the decline in value of the instruments during the period.

Summary information about interest rate swaps at year-end follows.

	2001		2000

Notional amounts	$140,000		$10,000
Weighted average fixed rates	6.47%		6.64%
Weighted average variable rates	4.11%		6.65%
Weighted average maturity	4.8	years	4.6	years
Maximum remaining maturity	9.1	years	4.6	years
Market value at June 30	$(7,994)		$19

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 20 – REGULATORY CAPITAL

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

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

	Capital to risk-
	weighted assets		Tier 1 capital

	Total	Tier 1	to average assets

Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Undercapitalized	6%	3%	3%

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 20 – REGULATORY CAPITAL (Continued)

At year end, actual capital levels of the Bank and minimum required levels were:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2001

Total capital (to risk weighted assets)	$127,822	13.1%	$78,334	8.0%	$97,917	10.0%

Tier 1 capital (to risk weighted assets)	121,677	12.4	39,167	4.0	58,750	6.0

Tier 1 capital (to adjusted total assets)	121,677	7.9	61,271	4.0	76,589	5.0

Tangible capital (to adjusted total assets)	121,677	7.9	22,977	1.5

2000

Total capital (to risk weighted assets)	$92,539	15.3%	$48,480	8.0%	$60,600	10.0%

Tier 1 capital (to risk weighted assets)	87,649	14.5	24,240	4.0	36,360	6.0

Tier 1 capital (to adjusted total assets)	87,649	8.8	40,063	4.0	50,078	5.0

Tangible capital (to adjusted total assets)	87,649	8.8	15,023	1.5

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 21 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value and the related carrying value of the Company’s financial instruments at June 30, 2001 and 2000:

	2001		2000
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets
Cash and cash equivalents	$29,549	$29,549	$13,421	$13,421
Federal funds sold	21,521	21,521	16,222	16,222
Securities available for sale	435,348	435,348	261,051	261,051
Loans held for sale	14,259	14,318	13,071	13,071
Loans receivable, net	996,586	1,018,697	705,066	697,478
Accrued interest receivable	9,274	9,274	4,767	4,767
Loan servicing rights	4,869	4,869	2,488	2,488

Financial Liabilities
Demand and savings deposits	$(422,263)	$(422,263)	$(240,374)	$(240,374)
Time deposits	(596,566)	(601,790)	(346,374)	(347,986)
Repurchase agreements	(91,064)	(92,800)	(75,000)	(74,233)
FHLB advances	(263,528)	(265,916)	(227,762)	(234,526)
Advances by borrowers
for taxes and insurance	(4,784)	(4,784)	(3,163)	(3,163)
Accrued interest payable	(3,475)	(3,475)	(1,930)	(1,930)
Interest rate swaps	(7,994)	(7,994)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, federal funds sold, accrued interest receivable and payable, demand deposits, and advances by borrowers for taxes and insurance. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of loans held for sale is based on market quotes. Fair value of repurchase agreements and FHLB advances is based on current rates for similar financing. Fair value of servicing rights is based on an independent market valuation. The fair value of interest rate swaps is based on market prices or dealer quotes.

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 22– PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of First Place Financial Corp. follows:

CONDENSED BALANCE SHEET
June 30, 2001 and 2000

	2001	2000
ASSETS
Cash and cash equivalents	$18,658	$627
Interest-bearing deposits		16,000
Securities available for sale	17,889	24,536
Note receivable	10,237	8,393
Investment in subsidiaries	145,488	96,773
Other assets	2,045	3,232

Total assets	$194,317	$149,561

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other liabilities	$281	$1,586
Shareholders’ equity	194,036	147,975

Total liabilities and shareholders’ equity	$194,317	$149,561

CONDENSED STATEMENTS OF INCOME
Years ended June 30, 2001, 2000 and period December 31, 1998
(inception of Company) through June 30, 1999

	2001	2000	1999
INCOME
Interest income	$1,920	$2,248	$1,011
Dividend from bank	20,000	22,171	4,413

Total income	21,920	24,419	5,424
EXPENSES
Contribution to Foundation			8,026
Other expenses	549	171	167

Total expense	549	171	8,193
Income (loss) before income taxes	21,371	24,248	(2,769)
Income tax (benefit) provision	872	654	(2,459)

Income (loss) before undistributed
net earnings of subsidiaries	20,499	23,594	(310)
Equity in undistributed net earnings of subsidiaries
(distributions in excess of earnings)	(14,185)	(16,780)	140

Net income (loss)	$6,314	$6,814	$(170)

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 22– PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

     CONDENSED STATEMENTS OF CASH FLOWS
Years ended June 30, 2001, 2000 and period December 31, 1998
(inception of Company) through June 30, 1999

	2001	2000	1999
Cash flows from operating activities
Net income (loss)	$6,314	$6,814	$(170)
Distributions in excess of earnings (equity in
undistributed earnings from subsidiaries)	14,185	16,780	(140)
Net amortization	60	65	12
Change in deferred taxes	1,015
Contribution of common stock to Foundation			8,026
Change in other assets	25	14	(3,246)
Change in other liabilities	(749)	530	777

Net cash from operating activities	20,850	24,203	5,259

Cash flows from investing activities
Purchases of mortgage-backed securities			(29,259)
Paydowns of mortgage-backed securities	2,489	2,889	648
Proceeds from sales of mortgage-backed securities	12,143
Proceeds from maturities of securities	10
Net (increase) in loans receivable	(199)
Net cash received in merger	1
Change in interest bearing accounts	16,000	6,559	(22,559)
Purchase of capital stock of subsidiary			(37,979)
Change in loans to Bank	352	600	(8,993)

Net cash from investing activities	30,796	10,048	(98,142)

Cash flows from financing activities
Purchase of treasury stock	(28,922)	(30,900)
Cash dividends paid	(5,650)	(2,791)
Proceeds from stock options exercised	1,270
Proceeds from sale of stock			93,293
Dividends on unearned ESOP shares	(313)	(343)

Net cash from financing activities	(33,615)	(34,034)	93,293

Net change in cash and cash equivalents	18,031	217	410
Beginning cash and cash equivalents	627	410

Ending cash and cash equivalents	$18,658	$627	$410

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 23 - CONSUMMATION OF THE CONVERSION TO A STOCK SAVINGS AND LOAN WITH THE CONCURRENT FORMATION OF A HOLDING COMPANY

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

The Company retained 50% of the net proceeds from the sale of common shares. The remainder of the net proceeds were invested in the capital stock issued by the Bank to the Company as a result of the conversion.

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

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 24 – EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

	2001	2000	1999

Basic
Net income (loss)	$6,314	$6,814	$(170)	(1)

Weighted average common shares
outstanding	12,823,084	10,275,179	11,241,250
Less: Average unearned ESOP shares	(773,964)	(834,075)	(890,670)
Less: Average unearned RRP shares	(305,375)	(404,685)	—

Average shares	11,743,745	9,036,419	10,350,580

Basic earnings (loss) per common share	$.54	$.75	$(.02)

Diluted
Net income (loss)	$6,314	$6,814	$(170)	(1)

Weighted average common shares
outstanding for basic earnings per
common share	11,743,745	9,036,419	10,350,580
Add: Dilutive effects of assumed
exercises of stock options	39,984

Average shares and dilutive potential
common shares	11,783,729	9,036,419	10,350,580

Diluted earnings (loss) per common share	$.54	$.75	$(.02)

(1) Net (loss) since conversion

Stock options for 21,381 and 1,007,600 shares of common stock were not considered in computing diluted earnings per share for 2001 and 2000 because they were antidilutive.

(Continued)

FIRST PLACE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 25 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	September 30	December 31	March 31	June 30
2001
Total interest income	$19,001	$20,010	$30,090	$28,917
Total interest expense	12,479	13,152	17,305	16,527

Net interest income	6,522	6,858	12,785	12,390

Provision for loan losses	300	1,505	658	662

Net interest income after
provision for loan losses	6,222	5,353	12,127	11,728

Total noninterest income	1,125	(3,011)	2,431	2,475
Total noninterest expense	4,604	7,617	9,419	8,584

Income before income taxes	2,743	(5,275)	5,139	5,619

Provision (benefit) for income taxes	849	(2,200)	1,585	1,678

Net income (loss)	$1,894	$(3,075)	$3,554	$3,941

Basic earnings (loss) per share	$.21	$(.34)	$.24	$.28

Diluted earnings (loss) per share	$.21	$(.34)	$.24	$.27

2000
Total interest income	$13,399	$13,999	$14,415	$16,693
Total interest expense	6,790	7,443	8,058	10,366

Net interest income	6,609	6,556	6,357	6,327

Provision for loan losses	169	214	222	1,689

Net interest income after
provision for loan losses	6,440	6,342	6,135	4,638

Total noninterest income	559	573	592	723
Total noninterest expense	3,485	3,684	3,660	5,061

Income before income taxes	3,514	3,231	3,067	300

Provision for income taxes	1,114	1,056	1,029	99

Net income	$2,400	$2,175	$2,038	$201

Basic and diluted earnings per share	$0.24	$0.23	$0.26	$0.02

(Continued)