Form 10-K, Exhibit 13
period 2003-06-30
FIRST PLACE FINANCIAL CORP /DE/
filed 2003-09-29
CIK 1068912

Exhibit 13

Annual Report to Shareholders

Exhibit 13 was sent under separate cover

or is enclosed herein.

SHAREHOLDER LETTER

Since going public in 1999 First Place has remained steadfast in its quest to be a premier provider of comprehensive financial services to businesses and households alike. We cannot be a full service financial partner unless we seamlessly provide all the pieces of the puzzle. To that end, we have worked hard to expand our traditional product lines beyond banking. This requires the investment of time and capital as we pursue that delicate balance between growth and financial performance. That hard work is paying off.

For fiscal 2003 we achieved $1.29 earnings per share (“EPS”) and a 9.23% return on equity (“ROE”). In 2002 EPS was $1.16 and ROE was 8.54%. That represents an increase of 11.2% for EPS.

These results would not have been possible without a significant contribution from our mortgage professionals, who set a company record by originating over $1 billion in mortgage loans. This is a 67% increase over 2002. Clearly, we were in the midst of a record setting mortgage environment and took advantage of it. To assist in this growth, new loan production offices were established in Toledo, Cincinnati and Pepper Pike, Ohio.

Our Business Financial Services (“BFS”) division has been operating in what can best be described as a perplexing economy. Despite the economic environment, we added $37 million in loans to commercial and industrial clients during the past fiscal year and increased our commercial deposits by an astounding $56 million. In April, we expanded our business product line to include Business On-Line Banking, an increasingly popular service that makes it simple for our business customers to conduct more efficient, secure and profitable cash management. BFS will continue to focus on achieving solid lending opportunities with minimal delinquencies that will propel us into the future.

Despite a challenging economy for many of our customers, we remain committed to reducing delinquencies using tighter management practices and sound underwriting. As a result, delinquencies dropped from $19.2 million to $17.7 million at June 30, 2003.

Investors and savers were also challenged this past year due to uncertain markets along with plummeting deposit rates. Our customer relationships, however, are more than just rate driven, they are people driven. Over the past year, total deposits grew by $47 million, the bulk of which was in core deposit accounts. We attribute those successes to our Service to People culture, which targets external as well as internal customers. During 2003 we developed our own Circle of Sales training format and a dynamic customer appreciation program that identifies and rewards our most loyal customers. As a result of these efforts we continue to be number one in market share in the combined Trumbull, Mahoning and Portage county markets.

Fiscal 2003 saw several corporate growth initiatives take root. In January of 2003, we acquired the APB Financial Group, Ltd. located in Warrendale, PA. APB specializes as an employee benefit consulting firm and provides wealth management services for businesses and individuals. Their first task was to create an in-bank investment center for our customer base. In addition, APB works closely with our BFS division allowing First Place to provide its business clients with a unique combination of products and services. This acquisition fills a critical piece in our corporate puzzle. APB will also serve as the foundation for a new Private Banking service line to be developed in fiscal 2004.

We are committed to continuing our growth in mortgage banking and will build on the success of 2003. This fall we will open a loan production office in Columbus. Once again, another critical piece of our growth plan will be in place. Once open, First Place will have a loan production office in every major metropolitan area in Ohio. In addition, we are currently assembling a wholesale lending business unit to serve correspondent lenders in multiple states. This new group will be fully functional in September 2003.

Also in the fall of 2003 we will open our initial “First Place Financial Center” in Solon, Ohio. This newly developed business model will leverage our successful residential mortgage loan production offices with other high margin capabilities like Business Financial Services, Commercial Real Estate, Insurance and Wealth Management. The “First Place Financial Center” for businesses and individuals will house a flexible team of professionals who will be managed to aggressively serve the clients’ banking and investment needs in a truly integrated and seamless approach.

“In January we acquired APB Financial Group, Ltd., a critical puzzle piece, allowing us to provide wealth management services for businesses and consumers.”

Solon and the adjacent East Cleveland suburbs represent four of the fastest growing cities in Northeast Ohio. Future sites will be opened in similar high growth markets where individual and business customers desire to do business with an innovative team of professionals who completely understand their needs and offer financial solutions.

Our performance and growth would not be possible if our management team did not grow, evolve, and adapt. Our vision and success could not have been imagined or achieved without the contributions of Mr. Jeffrey L. Francis who recently retired as President and Chief Operating Officer. On behalf of the Board of Directors and staff of First Place I want to express a heartfelt ‘thank you’ to Mr. Francis. His leadership and experience was critical in the creation of First Place.

As a result of Mr. Francis’ retirement and other business opportunities, our team has changed and grown. Mr. Albert Blank has been promoted to the role of Chief Operating Officer and Mr. David Mead to Chief Financial Officer of First Place Bank. Mr. Bruce Wenmoth recently joined the organization as our senior retail lending officer. Mr. Kenton Thompson has also joined the organization as Regional President and President of Wealth Management Services. Mr. Thompson will focus on spearheading our growth into new markets and developing Private Banking as a new service line. We welcome these changes and look forward-to the significant contributions they will make as First Place continues to grow.

I want to especially thank our talented group of First Place employees for their dedication and passion. It is truly a privilege to be a part of this team.

Steven R. Lewis

President and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Financial and Other Data

	At June 30,
	2003	2002	2001	2000	1999
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$1,558,613	$1,590,935	$1,592,787	$1,051,577	$747,332
Loans receivable, net	891,842	896,541	996,586	705,066	453,791
Loans held for sale	65,695	16,471	14,259	13,071	945
Allowance for loan losses	9,603	9,456	9,757	6,150	3,623
Nonperforming assets	13,774	12,566	15,384	7,416	1,782
Securities available for sale	346,429	462,927	415,270	249,638	243,212
Deposits	1,108,450	1,061,393	1,018,829	586,748	429,225
Federal Home Loan Bank advances	235,952	247,546	263,528	227,762	94,811
Repurchase agreements	9,547	63,705	91,064	75,000	54,430
Total shareholders’ equity	182,681	185,275	194,036	147,975	158,054
	For the Years Ended June 30,
	2003	2002	2001	2000	1999
	(Dollars in thousands)
Summary of Earnings:
Total interest income	$87,394	$105,073	$98,018	$58,506	$48,126
Total interest expense	43,296	60,421	59,463	32,657	25,682

Net interest income	44,098	44,652	38,555	25,849	22,444
Provision for loan losses	2,864	2,990	3,125	2,294	1,062

Net interest income after provision for loan losses	41,234	41,662	35,430	23,555	21,382
Total noninterest income (1)	20,207	15,007	3,020	2,447	1,981
Total noninterest expense (2) (3)	36,723	32,648	30,224	15,890	20,692

Income before income tax and minority interest	24,718	24,021	8,226	10,112	2,671
Provision for income tax	7,947	7,812	1,912	3,298	616
Minority interest in income (loss) of consolidated subsidiary	79	(21)	—	—	—

Net income	$16,692	$16,230	$6,314	$6,814	$2,055

(1)	For the year ended June 30, 2001, noninterest income included $4.8 million in losses on loans and securities resulting from the balance sheet restructuring associated with the merger with FFY.
(2)	For the year ended June 30, 2001, noninterest expense included merger, integration and restructuring charges of $3.9 million for the merger with FFY.
(3)	For the year ended June 30, 1999, noninterest expense included an $8.0 million contribution to the First Place Bank Community Foundation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	For the Years Ended June 30,
	2003	2002	2001	2000	1999
Selected Financial Ratios and Other Data:
Performance Ratios (1):
Return on average assets	1.08%	0.99%	0.47%	0.83%	0.30%
Return on average equity	9.23	8.54	3.70	4.80	1.86
Interest rate spread	2.98	2.61	2.54	2.39	2.67
Net interest margin, fully taxable equivalent	3.21	3.01	3.16	3.25	3.42
Noninterest expense to average assets	2.38	1.99	2.26	1.94	3.03
Efficiency ratio	56.24	54.49	67.68	56.03	84.55
Average interest-earning assets to average interest-bearing liabilities	108.69	110.38	113.11	121.29	119.07
Dividend payout ratio	38.76	43.10	64.81	44.00	N/A
Capital Ratios:
Equity to total assets at end of period	11.72	11.65	12.19	14.07	21.15
Average equity to average assets	11.74	11.61	12.79	17.34	16.21
Tangible capital to adjusted total assets (2)	8.20	8.27	7.94	8.75	14.08
Tier 1 capital to adjusted total assets (2)	8.20	8.27	7.94	8.75	14.08
Tier 1 capital to risk weighted assets (2)	13.12	14.89	12.43	14.46	29.16
Total capital to risk weighted assets (2)	14.03	15.97	13.05	15.27	30.12
Asset Quality Ratios:
Nonperforming assets as a percent of total assets	0.88	0.79	0.97	0.71	0.24
Allowance for loan losses as a percent of loans	1.07	1.04	0.97	0.86	0.79
Net charge-offs to average loans	0.29	0.33	0.40	0.11	0.12
Allowance for loan losses as a percent o nonperforming loans	75.15	81.11	67.60	93.67	230.23
Per Share Data:
Basic net income (loss) (3)	$1.31	$1.18	$.54	$.75	$(.02)
Diluted net income (loss) (3)	1.29	1.16	.54	.75	(.02)
Dividends declared	.50	.50	.35	.33	.08
Tangible book value per share at year end	11.97	11.56	11.39	13.84	14.06
Cash dividends per common share	0.50	0.50	0.35	0.325	0.075

(1)	For the year ended June 30, 2001, the ratios reflect $4.8 million in restructuring losses and $3.9 million in merger, integration and restructuring charges associated with the merger with FFY. The performance ratios include the $8.0 million contribution to the Foundation in the year ended June 30, 1999.
(2)	Regulatory capital ratios of First Place Bank.
(3)	Net loss per share for 1999 represents the loss from the mutual-to-stock conversion date, December 28, 1998, through June 30, 1999.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

First Place Financial Corp. (Company) was formed as a thrift holding company as a result of the conversion of First Place Bank (Bank), formerly known as First Federal Savings and Loan Association of Warren, from a federally-chartered mutual savings and loan association to a federally-chartered stock savings and loan association in December of 1998.

On May 12, 2000, the Company acquired The Ravenna Savings Bank (Ravenna) in a tax-free exchange accounted for as a purchase. The Company reissued treasury stock valued at $23.9 million on the date the transaction was consummated to acquire all of the outstanding shares of Ravenna. At the date of acquisition, Ravenna was merged into the Bank.

On December 22, 2000, the Company completed the merger of equals transaction with FFY Financial Corp. (FFY). FFY was merged into the Company, and FFY’s thrift subsidiary, FFY Bank, was merged into the Bank. The Company issued 6,887,022 shares of common stock valued at approximately $68.3 million in the transaction with FFY. The transaction was recorded as a purchase and, accordingly, the operating results of FFY have been included in the Company’s consolidated financial statements since the date of acquisition.

The Company changed the name of its thrift subsidiary, First Federal Savings and Loan Association of Warren, to First Place Bank as part of the merger transaction with FFY. The Bank is a community-oriented financial institution engaged primarily in gathering deposits to originate one-to-four family residential mortgage loans, consumer loans and commercial loans. The Bank currently operates 24 full service offices in three counties and 12 loan production offices located throughout Ohio.

Management’s discussion and analysis represents a review of the Company’s consolidated financial condition and results of operations. This review should be read in conjunction with the consolidated financial statements and footnotes.

Forward-Looking Statements

When used in this Annual Report, or in future filings with the Securities and Exchange Commission, in press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results to be materially different from those indicated. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the market areas the Company conducts business, which could materially impact credit quality trends, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the market areas the Company conducts business, and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

General. Assets at June 30, 2003 totaled $1,558.6 million compared to $1,590.9 million at June 30, 2002, a decrease of $32.3 million or 2%. The decrease was due primarily to a reduction of securities and federal funds sold partially offset by an increase in other assets. More detailed explanations of the changes that resulted in the decrease are provided below.

Loans. Total loans decreased from $906.0 million at June 30, 2002 to $901.4 million at June 30, 2003. The loan portfolio, and particularly mortgage loans, were strongly influenced by low interest rates and the effect they had on loan origination volume. Real estate loan balances of $615.5 million, including residential mortgage and construction loans, accounted for approximately 68% of total loans at June 30, 2003. Real estate loans, primarily residential mortgage loans, decreased $41.3 million or 6.3% from June 30, 2002. The decrease reflected a high level of mortgage refinancing activity and the Company’s strategy to sell to the secondary market eligible fixed rate mortgages. In order to maintain and grow internal assets, the Company will seek to retain ownership of adjustable rate mortgages that it originates to replace the assets lost due to the normal amortization of portfolio loans.

Mortgage loan originations for the year ended June 30, 2003 were $1.0 billion, an increase of $415 million or 67% from $623 million for the year ended June 30, 2002. The Company opened four loan production offices during the year. Of these four new offices, one was opened in the third fiscal quarter and two were opened in the fourth fiscal quarter. In total, the new loan production offices did not materially contribute to the increase in mortgage originations in the current fiscal year compared to the total of originations in the prior fiscal year. During the year ended June 30, 2003, the Company sold loans with an aggregate principal balance of $680.1 million. This was an increase of 46% or $215.7 million over the total for the year ended June 30, 2002 of $464.4 million. The Company will continue to pursue a mortgage banking strategy that will include selling the majority of the fixed-rate production that is eligible in order to minimize investment in long-term, fixed-rate assets that have the potential to expose the Company to long-term interest rate risk.

Commercial loans and commercial real estate loans totaled $124.0 million at June 30, 2003, an increase of $37.5 million or 43.4% from $86.5 million at June 30, 2002. The increase was primarily due to originations of commercial real estate loans attributable to the Company’s expansion of commercial lending activities. Commercial and commercial real estate loans accounted for approximately 14% of total loans at June 30, 2003.

Consumer loans totaled $162.0 million at June 30, 2003, essentially unchanged from $162.8 million at June 30, 2002. Home equity loan balances increased to $84.5 million at June 30, 2003, an increase of 27.8% or $18.4 million from $66.1 million at June 30, 2002. The increase in home equity loan balances were offset by a decline in automobile loan balances. The Company has not aggressively competed for automobile loans due to the financing incentives and cash-back rebates offered by the auto industry.

In the quarter ended in September, 2002 the Bank began offering deferred presentment consumer loans, also referred to as payday loans, in the state of Texas through an agency relationship established with CNG Financial Corporation (CNG). Subsequently, the Company was directed by the Office of Thrift Supervision (OTS) to discontinue making payday loans. The Company discontinued lending activity under this program and completed an orderly exit from this program in April, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Nonperforming Assets. Nonperforming assets consist of loans past due greater than 90 days, nonaccrual loans, restructured loans and repossessed assets. There were no loans at June 30, 2003 or at June 30, 2002 past due greater than 90 days and still accruing interest. At June 30, 2003, nonperforming assets consisted of $11.6 million in nonaccrual loans, $1.2 million in restructured loans, and $996,000 in repossessed assets. Nonperforming assets totaled $13.8 million at June 30, 2003 compared to $12.6 million at June 30, 2002. The increase in nonperforming assets was due primarily to an increase of one-to-four family mortgage loans. At June 30, 2002, nonperforming assets consisted of $10.3 million in nonaccrual loans, $1.4 million in restructured loans and $908,000 of repossessed assets. The ratio of the allowance for loan losses to nonperforming loans was 75% at June 30, 2003 compared to 81% at June 30, 2002. Nonperforming assets as a percentage of total assets were 0.88% at June 30, 2003 compared to 0.79% from the previous year-end.

Provision and Allowance for Loan Losses. The provision for loan losses represents the charge to income necessary to adjust the allowance for loan losses to an amount that represents management’s assessment of the estimated probable credit losses inherent in the loan portfolio that have been identified at each balance sheet date. All lending activity contains associated risks of loan losses. At June 30, 2003, the allowance for loan losses totaled 1.07% of gross loans outstanding, an increase from 1.04% at June 30, 2002. Total net charge-offs for fiscal 2002 totaled $2.7 million compared to $3.3 million for the fiscal year ended June 30, 2002. The provision for loan losses for 2003 was $2.9 million compared to $3.0 million for the year ended June 30, 2002.

Management analyzes the adequacy of the allowance for loan losses regularly through reviews of the performance of the loan portfolio considering economic conditions, changes in interest rates and the effect of such changes on real estate values, changes in the composition of the loan portfolio, and trends in past due and nonperforming loans. The allowance for loan losses is a material estimate that is particularly susceptible to significant changes in the near term and is established through a provision for loan losses based on management’s evaluation of the risk inherent in the Company’s loan portfolio and the general economy. Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that management believes warrants recognition in providing for an adequate loan loss allowance. Additionally, the Company utilizes an outside party to conduct an independent review of commercial and commercial real estate loans. Future additions to the allowance for loan losses will be dependent on these factors. Management believes that the allowance for loan losses was adequate at June 30, 2003.

Securities. The securities portfolio decreased $116.5 million, or 25.2%, from $462.9 million at June 30, 2002, to $346.4 million at June 30, 2003 and represented approximately 22% of total assets at year-end. The decrease was primarily due to amortization and to highly accelerated prepayment speeds of mortgage-backed securities due to lower interest rates and mortgage refinancings. Also contributing to the decrease was the sale of certain securities that were anticipated to have very rapid prepayments due to continued low interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Assets. The increase in other assets was due to the increase in trade receivables for mortgage loans originated and sold into the secondary market but not yet settled as of the fiscal year end that totaled $115.1 million, an increase of $80.4 million compared to the prior year. Additionally, an investment of $15.0 million in bank owned life insurance was made during the year to partially offset anticipated increases in the costs of employee health and benefit programs.

Deposits. Total deposits were $1,108.5 million at June 30, 2003, an increase of $47.1 million, or 4.4%, compared to $1,061.4 million at June 30, 2002. The growth in the deposit portfolio came predominantly in money market accounts, which increased by $55.7 million during the year. Non-interest bearing checking balances grew $10.6 million primarily in business checking accounts. Certificate of deposit balances declined $13.8 million primarily due to a shift of deposits to short-term liquid products. Lower-cost deposits continued to replace certificates of deposit in the deposit mix, and represented 49.4% of the deposit portfolio at fiscal 2003 year-end compared to 45.8% twelve months ago. The Company regularly monitors competition within its market area and structures deposit rates to remain competitive within the market and to attract and retain customers.

Other Borrowings. Securities sold under agreements to repurchase declined to $9.5 million at June 30, 2003 compared to $63.7 million at June 30, 2002. The decrease was due to scheduled maturities. Federal Home Loan Bank (FHLB) advances decreased to $236.0 million at June 30, 2002 compared to $247.5 million at June 30, 2002. The decrease was also due to the scheduled repayment of principal on these advances. The maturities of repurchase agreements and FHLB advances were not replaced because of the growth in deposits and the Company’s improving liquidity position. The Company monitors borrowings as part of its liquidity management, cash flow, and asset/liability management. Future borrowing commitments will depend on these factors and other changes in the balance sheet.

Capital Resources. Total shareholders’ equity at fiscal year end 2003 totaled $182.7 million, compared to $185.3 million at June 30, 2002, a slight decrease of 1.4%. The decrease was primarily attributable to the repurchase of treasury shares from the Company’s ongoing buy-back program, partially offset by an increase in retained earnings. During fiscal year 2003, the Company’s board of directors authorized a stock repurchase program in July and also in March to repurchase up to 750,000 shares per each authorization of the Company’s common stock over a twelve-month period in open market transactions or in privately negotiated transactions in accordance with applicable regulations of the Securities and Exchange Commission. During the year, the Company repurchased 887,000 shares at an average price of $17.03. At June 30, 2003, there were 718,000 shares remaining under the stock buy-back program approved March 19, 2003. Stock repurchase programs are a component of the Company’s strategy to reduce/invest excess capital after consideration of market and economic factors, the effect on shareholder dilution, adequacy of capital, effect on liquidity and an assessment of alternative investment returns. Shares repurchased by the Company may be used to meet the Company’s requirements for common shares under its dividend reinvestment plan, stock option or other stock based plans and for general corporate purposes such as expansion and acquisitions or future capital requirements.

Office of Thrift Supervision (OTS) regulations require savings institutions to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately capitalized,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%. The Bank had capital ratios above the well-capitalized levels at June 30, 2003 and 2002.

Comparison of Results of Operations for Years Ended June 30, 2003 and 2002

General. The Company recorded net income for the year ended June 30, 2003 of $16.7 million, an increase of 2.8% or $0.5 million, from net income of $16.2 million for the year ended June 30, 2002. Diluted earnings per share for the year ended June 30, 2003 were $1.29, an increase of 11.2% compared to $1.16 for the year ended June 30, 2002. The increase on a per share basis was due primarily to an increase in non-interest revenues and a reduction in shares outstanding arising from treasury stock purchases. For fiscal 2003, returns on average equity (“ROE”) and average assets (“ROA”) were 9.23% and 1.08%, respectively, compared to 8.54% and 0.99% for fiscal 2002.

Net Interest Income. The table below titled Average Balances, Interest Rates, and Yields provides important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income. Interest income for the year ended June 30, 2003 totaled $87.4 million, a decrease of $17.7 million from $105.1 million for the year ended June 30, 2002. Interest income on loans totaled $69.7 million for the year ended June 30, 2003 compared to $79.3 million for the year ended June 30, 2002, a decrease of $9.6 million. The decrease in interest income on loans was primarily due to a reduction in the average yield on loans of 69 basis points to 7.21%. Market interest rates continued at historically low levels throughout the fiscal year which created an environment favorable for residential one-to-four family mortgage holders to refinance their existing mortgage or to secure a mortgage on a new residence. The accelerated prepayments of higher yielding mortgages contributed to the overall decline in the yield on the loan portfolio. Average loan balances, including loans held for sale, decreased $34.6 million to $969.7 million compared to the prior fiscal year. The decrease was primarily due to a reduction in mortgage loan balances, partially offset by an increase in commercial loan balances. Interest income on securities decreased $6.4 million and totaled $16.5 million for the year ended June 30, 2003 compared to $22.9 million for the prior year. The decrease in interest income on securities was due to a 116 basis point decline in the average yield on the security portfolio and also due to a $37.6 million decrease in average balances, from $434.9 million for the year ended June 30, 2002 to $397.3 million for the year ended June 30, 2003. Interest income from other earning assets, primarily federal funds sold, decreased $1.4 million due to a decrease in average balances of $52.5 million to $13.8 million for fiscal 2003 and also due to a 75 basis point decline in the average yield.

Interest expense for the year ended June 30, 2003 was $43.3 million, a decrease of $17.1 million from $60.4 million for the prior year ended June 30, 2002. A reduction in average balances of interest-bearing liabilities of $92.3 million and a reduction in the average rate paid on interest-bearing liabilities of 102 basis points contributed to the decrease. Interest expense on deposits decreased by $8.9 million from $39.7 million for the year ended June 30, 2002 to $30.8 million for the year ended June 30, 2003. The decrease in interest expense on deposits was primarily due to a decline in the average cost of interest-bearing deposits from 3.83% for the prior year ended June 30, 2002 to 2.91% for the year ended

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2003, a decline of 92 basis points. Average interest-bearing deposit balances increased $21.9 million to $1,057.2 million for the year ended June 30, 2003 compared to $1,035.3 million for the year ended June 30, 2002. The increase was due to growth in money market accounts partially offset by a decline in higher-costing time deposits. Interest expense on borrowed funds was $11.3 million for the year ended June 30, 2003, a decrease of $4.5 million from the prior year. The decrease was primarily due to a combination of lower average balances of FHLB advances and reduced expense from interest rate swaps that were terminated during the year. The expense recorded for the year ended June 30, 2003 attributable to the interest rate swaps was $3.5 million compared to $5.5 million for the year ended June 30, 2002. The interest rate swaps were redeemed on August 9, 2002 at the fair value of $12.6 million, which was recorded as a component of other comprehensive income in shareholders’ equity, for a loss of $8.2 million net of tax. The loss is amortized to interest expense over the remaining original terms of the individual interest rate swap contracts. The amount amortized to expense in future periods is expected to be less than what the net interest cost would have been in each period under the prevailing lower interest rate environment that existed at the time the interest rate swaps were redeemed. Approximately 60% of this expense will be recognized within the first three fiscal years beginning in the year ended June 30, 2003 with the remainder to be recognized in essentially equal annual increments through fiscal year 2010. Additional information can be found in the notes to the consolidated financial statements and in the Comparison of Results of Operations for Years Ended June 30, 2002 and 2001. Interest expense on repurchase agreements declined $3.6 million to $1.3 million from $4.9 million for the prior year ended June 30, 2002. The decrease was due to a reduction in average balances caused by the scheduled maturity of the repurchase agreements.

Net interest income for the year ended June 30, 2003 totaled $44.1 million versus $44.7 million for the year ended June 30, 2002, a slight decrease of $0.6 million or 1.3%. The net interest margin increased 20 basis points from 3.01% for the year ended June 30, 2002 to 3.21% for the year ended June 30, 2003. The improvement in the net interest margin occurred from a reduction of low-yielding earning assets, a favorable shift in the deposit mix to lower cost deposits and a favorable impact of terminating the interest rate swaps.

Noninterest Income. Noninterest income increased 35% to $20.2 million in the year ended June 30, 2003 from $15.0 million for the prior year ended June 30, 2002. The increase was due primarily to gains on the sale of mortgage loans and revenues from non-bank businesses acquired in June, 2002 and January, 2003, as discussed below, offset by a net loss from loan servicing income. Gains from the sale of loans totaled $13.4 million for the current fiscal year compared to $7.3 million in the prior year. The gains on loan sales were aided by the continuation throughout the year of low mortgage interest rates, which resulted in high levels of residential mortgage origination activity. For fiscal 2003, mortgage loan sales totaled $680.1 million compared to $464.4 million in the prior year, an increase of $215.7 million. The full-year net loss in loan servicing income was $5.0 million for the year ended June 30, 2003 compared to a net loss in the prior year of $0.6 million. Included in the current year were $2.4 million of non-cash charges for impairment to the valuation of the mortgage servicing rights, or MSRs. Similar valuation adjustments to mortgage servicing rights for fiscal 2002 were negligible. Additionally, amortization of the related capitalized servicing asset is charged against servicing income. Amortization was accelerated throughout fiscal 2003 as a result of rapid prepayments of serviced loans, which contributed to the overall level of losses on loan servicing income. The valuation of MSRs is a

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

critical accounting policy and the Company utilizes the services of two outside firms to support the valuation process. At June 30, 2003, the value of the MSRs was 0.69% of the loans being serviced.

Acquisitions of non-bank businesses contributed to an increase in noninterest income during fiscal 2003. They include Coldwell Banker The Brokers Realty Group (June 2002); the remaining one-third interest in Coldwell Banker First Place Real Estate, Ltd. (July 2002); APB Financial Group, Ltd. (January 2003); and the majority ownership in TitleWorks Agency, LLC (January 2003). These acquisitions added $3.1 million to other noninterest income for fiscal 2003 compared to the prior year.

Service charge income increased to $5.1 million in the year ended June 30, 2003, an increase of $0.7 million from $4.4 million for the year ended June 30, 2002. The increase was primarily attributable to revenues generated by transaction accounts. The Company reported net gains on sales of securities for fiscal year 2003 of $1.1 million compared to net gains of $1.6 million for fiscal year 2002. During the current year the Company sold certain securities that were anticipated to have very rapid prepayments due to continued low interest rates.

Noninterest Expense. Noninterest expense for the year ended June 30, 2003 totaled $36.7 million compared to $32.6 million for the year ended June 30, 2002, an increase of $4.1 million. The non-bank business acquisitions referenced above contributed $2.2 million to the increase in noninterest expense, as described more fully below. Salaries and benefits expense increased $2.1 million to $18.4 million for the current fiscal year compared to $16.3 million for the prior year. The non-bank business acquisitions contributed $1.1 million to the increase in salaries and benefits expense. The balance of the increase was due to other increases in wages, health benefits, and other employee benefits. Occupancy expenses were $5.8 million for the year ended June 30, 2003, an increase of $0.5 million over the prior fiscal year. Non-bank businesses added $0.4 million to occupancy expense for the year ended June 30, 2003. Loan expenses were $1.5 million for the year ended June 30, 2003 compared to $0.9 million for the year ended June 30, 2002. The increase was attributable to the higher volumes of mortgage loans originated. Other noninterest expenses increased $0.9 million to $7.1 million for the current fiscal year attributable primarily to the non-bank businesses acquired. The efficiency ratio was 56.2% for the current fiscal year compared to 54.5% for the prior fiscal year.

Comparison of Results of Operations for Years Ended June 30, 2002 and 2001

General. The Company recorded net income for the year ended June 30, 2002 of $16.2 million, an increase of $9.9 million, from net income of $6.3 million for the year ended June 30, 2001. Diluted earnings per share for the year ended June 30, 2002 were $1.16 compared to $0.54 for the year ended June 30, 2001. Net income for the year ended June 30, 2001 included after-tax merger, integration and restructuring charges incurred for the merger with FFY which reduced fiscal year 2001 net income by $5.7 million or $0.48 per diluted share. The merger, integration and restructuring charges included $3.1 million in after-tax charges related to restructuring of the balance sheet following the merger with FFY. This included losses incurred for loan securitizations and losses on sales of mortgage-backed securities. The remaining $2.6 million in after-tax expense was related to various noninterest expense items, which are discussed below.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Interest Income. Interest income for the year ended June 30, 2002 totaled $105.1 million, an increase of $7.1 million from $98.0 million for the year ended June 30, 2001. Interest income on loans totaled $79.3 million for the year ended June 30, 2002 compared to $74.2 million for the year ended June 30, 2001, an increase of $5.1 million. The increase in interest income on loans was due to a $99.4 million increase in average balances, from $904.9 million for the year ended June 30, 2001 to $1,004.3 million for the year ended June 30, 2002, primarily due to loans acquired in the merger with FFY offset by loan repayments and sale of fixed-rate loan production in fiscal 2002. The increase in income from higher average balances was partially offset by a 29 basis point decline in average yield, from 8.19% during the year ended June 30, 2001 to 7.90% during the year ended June 30, 2002. Interest income on securities increased $1.7 million and totaled $22.9 million for the year ended June 30, 2002 compared to $21.2 million for fiscal 2001. The increase in interest income on securities was primarily due to a $107.7 million increase in average balances, from $327.2 million for the year ended June 30, 2001 to $434.9 million for the year ended June 30, 2002, due to securities acquired in the merger with FFY and the addition of securities due to the increase in liquidity during the fiscal year. The increase in interest income due to higher average balances was substantially offset by a 151 basis point decline in average yield on the securities portfolio.

Interest expense for the year ended June 30, 2002 was $60.4 million, an increase of approximately $1.0 million from $59.5 million for the prior year ended June 30, 2001. Interest expense on deposits increased by $1.2 million from $38.5 million for the year ended June 30, 2001 to $39.7 million for the year ended June 30, 2002. The increase in interest expense on deposits was primarily due to a $242.7 million increase in average interest-bearing deposit balances, from $792.6 million during the year ended June 30, 2001 to $1,035.3 million during the year ended June 30, 2002, resulting from deposits acquired in the merger with FFY and fiscal 2002 deposit growth. The increase in expense from higher average balances was partially offset by a 103 basis point decline in the average cost of interest-bearing deposits from 4.86% for the year ended June 30, 2001 to 3.83% for the year ended June 30, 2002.

Net interest income for the year ended June 30, 2002 totaled $44.7 million versus $38.6 million for the year ended June 30, 2001, an increase of $6.1 million. The net interest margin declined 15 basis points from 3.16% for the year ended June 30, 2001 to 3.01% for the year ended June 30, 2002. The increase in net interest income was due primarily to higher average balances resulting from the merger with FFY, which was completed on December 22, 2000. Partially offsetting the favorable impact of the higher average balances was an increase in the net interest expense of the Company’s interest rate swap position. The interest rate swaps, which had a notional value of $140 million at June 30, 2002, were designated as cash flow hedges of certain FHLB advances. The swap position provided that the Company pay a 6.50% fixed rate of interest and receive a variable rate. These interest rate swaps had a net interest expense of $5.5 million for the year ended June 30, 2002 compared to net interest expense of $701,000 for the year ended June 30, 2001. At June 30, 2002, the unrealized after-tax loss included in shareholders’ equity associated with the swaps was $7.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Noninterest Income. Noninterest income increased significantly in the year ended June 30, 2002 primarily from gains on the sale of mortgage loans originated during the year. Overall, noninterest income was $15.0 million for fiscal 2002, an increase of $12.0 million from $3.0 million recorded in the year ended June 30, 2001. Fiscal 2001 included the effect of balance sheet restructuring transactions following the FFY merger. In December 2000, the Company restructured its balance sheet to provide additional liquidity and to reduce the interest rate risk directly resulting from the merger with FFY. The Company securitized $192.0 million in primarily one-to-four family mortgage loans and sold $149.4 million of the securities. In addition, $50.1 million in mortgage-backed and related securities were sold. The transactions resulted in a pre-tax loss of $4.8 million. Gains on the sale of loans in fiscal 2002 were $7.3 million compared to a loss of $431,000 for the previous year. The restructuring transactions described above contributed a loss of $2.7 million on sale of loans for the year ended June 30, 2001. The gains on loan sales in fiscal 2002 were aided significantly by the drop in mortgage rates throughout the year to historically low levels which resulted in high refinancing activity. For fiscal 2002, mortgage loan sales totaled $464.4 million, an increase of $203.2 million over the year ended June 30, 2001. In July 2001, the Company opened two new loan production offices in Cleveland and one in Dayton. These offices contributed materially to the increase in loan origination volume.

The Company reported net gains on sales of securities for fiscal year 2002 of $1.6 million compared to net losses of $1.1 million for fiscal year 2001. The fiscal 2002 gains primarily resulted from the sale of long-term fixed-rate securities sold to reduce the overall duration of the securities portfolio and improve the Company’s interest rate risk profile. The net loss in fiscal 2001 was primarily due to the effect of the restructuring transactions described above.

Service charge income increased $863,000 in the year ended June 30, 2002 attributable primarily to the merger with FFY in December 2000. The merger added 11 additional branches. The increase in revenue was primarily due to the larger customer base acquired in the merger. Other fee income increased $724,000 in the year ended June 30, 2002 attributable to increased revenues in the Company’s subsidiary insurance and real estate agencies.

Noninterest Expense. Noninterest expense for the year ended June 30, 2002 totaled $32.6 million compared to $30.2 million for the year ended June 30, 2001. Included in expenses for fiscal 2001 were $3.9 million in pre-tax merger, integration and restructuring charges associated with the FFY merger. Of these charges, $1.6 million resulted from employee severance and voluntary retirement programs associated with integrating back office operations and eliminating duplicate positions. At June 30, 2001, 32 employees had terminated employment in accordance with the programs. Prior to June 30, 2001, eight additional employees had been identified for severance subsequent to June 30, 2001 in accordance with the programs. The aggregate salary and benefits of the individuals previously terminated and those identified to be terminated subsequent to June 30, 2001 totaled approximately $1.6 million. The Company also incurred approximately $900,000 of expense related to the elimination of duplicate computer systems as a result of the merger. The system conversion was completed prior to June 30, 2001 and all computer systems and licenses no longer in use had been written off at that time. The Company incurred approximately $1.4 million of additional one-time costs related to the FFY merger. These costs primarily included the costs of the Bank’s name change in conjunction with the merger.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal 2002 salaries and benefits expense increased $2.4 million to $16.3 million from $13.9 million for the prior fiscal year. Approximately $1.5 million of the increase in expense for the year ended June 30, 2002 was due primarily to the full-year effect of employees added from the FFY merger. The remaining increase was attributable to the insurance and real estate agencies.

Occupancy and equipment expense increased $1.6 million to $5.3 million for the year ended June 30, 2002. This increase was also due primarily to the full-year effect of the addition of 11 retail offices and other facilities from the FFY merger.

Other expense for the year ended June 30, 2002 was $6.2 million compared to $4.3 million for the year ended June 30, 2001. As with the other categories, the increase in the size of the organization due to the merger was the primary reason for the increase. The increase occurred in operational categories such as telephone, postage, security, and supplies.

The Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” on July 1, 2001. This statement requires that goodwill arising from business combinations no longer be amortized, but rather assessed regularly for impairment. The adoption of this statement eliminated approximately $768,000 of goodwill amortization expense for fiscal 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Average Balances, Interest Rates and Yields. The following table presents for the periods indicated the total dollar amount of fully taxable equivalent interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates.

For the Years Ended June 30,	2003
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
(Dollars in thousands)
Assets
Interest-Earning Assets:
Loans receivable, net(2)	$969,692	$69,871	7.21%
Mortgage-backed and related securities(1)	139,521	7,265	5.21
Securities(1) (2)	257,824	10,045	3.90
Other earning assets	13,768	255	1.85
Federal Home Loan Bank stock	21,937	945	4.31

Total interest-earning assets	1,402,742	88,381	6.33
Cash and cash equivalents	35,659
Other assets	111,136
Allowance for loan losses	(9,502)

Total assets	$1,540,035

Liabilities and Shareholders’ Equity
Interest-Bearing Liabilities:
NOW and money market accounts	$348,348	$5,732	1.65%
Savings accounts	134,028	1,216	0.91
Time deposits	574,803	23,822	4.14
Repurchase agreements	28,776	1,252	4.35
Federal Home Loan Bank advances	204,654	11,274	5.51

Total interest-bearing liabilities	1,290,609	43,296	3.35
Noninterest-bearing liabilities	36,622
Other liabilities	32,027

Total liabilities	1,359,258
Shareholders’ equity	180,777

Total liabilities and shareholders equity	$1,540,035

Net interest income/interest rate spread		$45,085	2.98%

Net interest margin			3.21%

Average interest-earning assets to interest-bearing liabilities			108.69%

(1)	Includes unamortized discounts and premiums. Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(2)	Average yields are stated on a fully taxable equivalent basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2002			2001
Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
$1,004,318	$79,319	7.90%	$904,914	$74,154	8.19%
229,079	13,806	6.03	238,362	16,080	6.75
205,851	10,215	4.96	88,882	6,927	7.79
66,341	1,722	2.60	23,440	1,388	5.92
20,869	1,134	5.43	16,430	1,231	7.49

1,526,458	106,196	6.98	1,272,028	99,780	7.83
34,605			14,899
85,643			56,632
(9,677)			(8,404)

$1,637,029			$1,335,155

$ 300,846	$7,073	2.35%	$214,789	$8,265	3.85%
135,243	2,479	1.83	105,710	2,414	2.28
599,232	30,159	5.03	472,051	27,789	5.89
90,645	4,893	5.40	75,420	4,586	6.08
256,911	15,817	6.16	256,655	16,409	6.39

1,382,877	60,421	4.37	1,124,625	59,463	5.29
28,133			15,216
35,923			24,594

1,446,933			1,164,435
190,096			170,720

$1,637,029			$1,335,155

	$45,775	2.61%		$40,317	2.54%

		3.01%			3.16%

		110.38%			113.11%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

	Year Ended June 30, 2003 Compared to Year Ended June 30, 2002			Year Ended June 30, 2002 Compared to Year Ended June 30, 2001
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in thousands)
Interest-Earning Assets:
Loans receivable, net	$(2,674)	$(6,774)	$(9,448)	$8,600	$(3,435)	$5,165
Mortgage-backed and related securities	(4,853)	(1,688)	(6,541)	(609)	(1,665)	(2,274)
Securities	2,271	(2,441)	(170)	6,519	(3,231)	3,288
Other earning assets	(1,075)	(392)	(1,467)	1,447	(1,113)	334
Federal Home Loan Bank stock	55	(244)	(189)	287	(384)	(97)

Total interest-earning assets	(6,276)	(11,539)	(17,815)	16,244	(9,828)	6,416

Interest-Bearing Liabilities:
NOW and money market accounts	994	(2,335)	(1,341)	2,663	(3,855)	(1,192)
Savings accounts	(22)	(1,241)	(1,263)	596	(531)	65
Time deposits	(1,187)	(5,150)	(6,337)	5,788	(3,418)	2,370
Repurchase agreements	(2,834)	(807)	(3,641)	858	(551)	307
Federal Home Loan Bank advances	(2,991)	(1,552)	(4,543)	16	(608)	(592)

Total interest-bearing liabilities	(6,040)	(11,085)	(17,125)	9,921	(8,963)	958

Net change in net interest income	$(236)	$(454)	$(690)	$6,323	$(865)	$5,458

Asset/Liability Management and Market Risk

Asset/liability management is the measurement and analysis of the Company’s exposure to changes in the interest rate environment. The objective of the Company’s asset/liability management function is to maintain consistent growth in net interest income within the constraints of an optimum earning asset mix, capital adequacy, liquidity and safety. Management analyzes the effects of interest rate changes on net portfolio value and net interest income over specified periods of time by evaluating the Company’s mix of interest-earning assets and interest-bearing liabilities in varied interest rate environments. The Company manages this risk on a continuing basis through the use of a number of strategies as an ongoing part of its business plan. Management considers interest rate risk to be the Company’s most significant market risk.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Income simulation techniques and net portfolio value analysis are used to determine the Company’s sensitivity to changes in interest rates. The models are based on actual cash flows and repricing characteristics for on and off balance sheet instruments, and incorporate market-based assumptions regarding the impact of changing interest rates on certain assets and liabilities. These assumptions are inherently uncertain, and as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies.

The income simulation modeling employed by the Company measures changes in net interest income over the next twelve months resulting from hypothetical rising and declining interest rates. Key assumptions used in this model include (i) reinvestment of security and mortgage cash flows, (ii) loan prepayment speeds, (iii) reinvestment of certificate of deposit maturities and (iv) deposit pricing strategies. Given a linear 200 basis point (bp) increase in interest rates, it is estimated net interest income for the Company would decrease by 3.4% over the next twelve months. The percentage change in net interest income is within the acceptable range established by the Company’s board of directors. The Company has modeled the effect on net interest income of a 200 bp linear decrease in interest rates and found the percentage change would also be within guidelines established by the board of directors. However, under the interest rate environment as of June 30, 2003, a declining 200 basis point scenario was not likely and therefore provided no meaningful results.

The subsidiary Bank measures the effect of interest rate changes on its net portfolio value (NPV), which is the difference between the estimated market value of the Bank’s assets and liabilities under different interest rate scenarios. Changes in NPV are measured using interest rate shocks rather than linear changes in interest rates over a period of time as are assumed with the income simulation model. At June 30, 2003, the Bank’s NPV ratios, using interest rate shocks ranging from a 200 bp rise in rates to a 100 bp decline in rates are shown in the following table. All values are within the acceptable range established by the board of directors.

Net Portfolio Value (Bank only)
Basis Point Change in Rates	6/30/03 NPV Ratio
+200	9.48%
+100	9.89%
Base	9.90%
-100	9.66%

The Company’s sale of predominantly fixed-rate mortgage loans to Fannie Mae decreases the exposure to interest rate risk and provides income from sales and servicing. Additionally, the servicing asset hedges the Company against rising rates, as it becomes more valuable in a rising rate environment, offsetting the decline in the value of other longer term assets in a rising rate environment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity

In general terms, liquidity is a measurement of the Company’s ability to meet its cash needs. The Company’s objective in liquidity management is to maintain the ability to meet loan commitments, purchase securities or to repay deposits and other liabilities in accordance with their terms without an adverse impact on current or future earnings. The Company’s principal sources of funds are deposits, amortization and prepayments of loans, maturities, sales and principal receipts of securities, borrowings, repurchase agreements and operations.

The Bank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on the Bank’s overall asset/liability structure, market conditions, the activities of competitors, and the requirements of its own deposit and loan customers. Management believes that the Bank’s liquidity is sufficient.

Liquidity management is both a daily and long-term responsibility of management. The Bank adjusts its investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based upon management’s assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and securities and (iv) the objective of its asset/liability management program. Along with its liquid assets, the Company has additional sources of liquidity available including, but not limited to, the ability to obtain deposits by offering above-market interest rates and access to advances from the Federal Home Loan Bank.

Impact of Inflation

Consolidated financial data included herein has been prepared in accordance with generally accepted accounting principles (GAAP). Presently, GAAP requires the Company to measure financial position and operating results primarily in terms of historical dollars. Changes in the relative value of money due to inflation or recession are generally not considered.

In management’s opinion, changes in interest rates affect the financial condition of the Company to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not move concurrently. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policy. A financial institution’s ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in a volatile economic environment. In an effort to protect itself from the effects of interest rate volatility, the Company reviews its interest rate risk position frequently, monitoring its exposure and taking necessary steps to minimize any detrimental effects on the Company’s profitability.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

The Company follows financial accounting and reporting policies that are in accordance with generally accepted accounting principles in the United States of America and conform to general practices within the banking industry. Some of these accounting policies are considered to be critical accounting policies. Critical accounting policies are those policies that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Application of assumptions different than those used by management could result in material changes in the Company’s financial position or results of operations. The Company has identified two accounting polices that are critical accounting policies and an understanding of these policies is necessary to understand the financial statements. These two policies relate to determining the adequacy of the allowance for loan losses and the valuation of the mortgage servicing rights. Additional information regarding these policies is included in the notes to the consolidated financial statements, Note 1 (Summary of Significant Accounting Polices), Note 3 (Loans), and the sections above captioned “Provision and Allowance for Loan Losses” and “Noninterest Income”, respectively. Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.

Market Prices and Dividends Declared

The common stock of First Place Financial Corp. trades on the Nasdaq Stock Market under the symbol “FPFC”. As of July 31, 2003, there were 13,873,431 shares outstanding held by approximately 3,620 shareholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms).

The table below shows the quarterly reported high and low trade prices of the common stock and cash dividends per share declared during the years ended June 30, 2003 and 2002.

June 30, 2003:	High	Low	Dividends
First quarter	$19.50	$13.25	$0.125
Second quarter	17.58	13.15	0.125
Third quarter	17.40	15.20	0.125
Fourth quarter	17.50	15.15	0.125

June 30, 2002:
First quarter	$14.85	$12.80	$0.125
Second quarter	16.85	13.91	0.125
Third quarter	17.00	15.74	0.125
Fourth quarter	19.91	16.26	0.125

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders First Place Financial Corp. Warren, Ohio

We have audited the accompanying consolidated statements of financial condition of First Place Financial Corp. as of June 30, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Place Financial Corp. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Cleveland, Ohio

July 23, 2003

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30,	2003	2002
	(Dollars in thousands, except share data)
ASSETS
Cash and cash equivalents	$32,206	$43,629
Federal funds sold	1,650	40,731
Securities available for sale	346,429	462,927
Loans held for sale	65,695	16,471
Loans	901,445	905,997
Less allowance for loan losses	9,603	9,456

Loans, net	891,842	896,541
Federal Home Loan Bank stock	22,523	21,577
Accrued interest receivable	6,993	9,157
Premises and equipment, net	19,766	20,823
Goodwill	18,407	16,841
Core deposits and other intangibles	4,902	5,819
Other assets	148,200	56,419

Total assets	$1,558,613	$1,590,935

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing checking	$39,506	$28,906
Interest bearing checking	73,125	76,596
Savings	135,819	137,827
Money market	298,788	243,092
Certificates of deposit	561,212	574,972

Total deposits	1,108,450	1,061,393
Securities sold under agreements to repurchase	9,547	63,705
Federal Home Loan Bank advances	235,952	247,546
Advances by borrowers for taxes and insurance	4,385	5,111
Accrued interest payable	796	2,586
Other liabilities	16,802	25,319

Total liabilities	1,375,932	1,405,660
Preferred stock, $.01 par value, 3,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value, 33,000,000 shares authorized, 18,128,272 shares issued	181	181
Additional paid-in capital	177,059	177,330
Retained earnings	83,806	73,726
Unearned employee stock ownership plan shares	(6,219)	(6,826)
Unearned recognition and retention plan shares	(1,887)	(2,629)
Treasury stock, at cost, 4,819,567 shares at June 30, 2003 and 4,065,577 shares at June 30, 2002	(66,452)	(53,212)
Accumulated other comprehensive loss	(3,807)	(3,295)

Total shareholders’ equity	182,681	185,275

Total liabilities and shareholders’ equity	$1,558,613	$1,590,935

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended June 30,	2003	2002	2001
	(Dollars in thousands, except per share data)
Interest income
Loans, including fees	$69,741	$79,319	$74,154
Securities:
Taxable	8,479	9,111	4,906
Tax exempt	1,909	2,837	2,878
Mortgage-backed and related securities	7,265	13,806	16,080

Total interest income	87,394	105,073	98,018

Interest expense
Deposits	30,770	39,711	38,468
Federal Home Loan Bank advances	11,274	15,817	16,409
Repurchase agreements	1,252	4,893	4,586

Total interest expense	43,296	60,421	59,463

Net interest income	44,098	44,652	38,555
Provision for loan losses	2,864	2,990	3,125

Net interest income after provision for loan losses	41,234	41,662	35,430

Noninterest income
Service charges and fees on deposit accounts	5,096	4,432	3,569
Net gains (losses) on sale of securities	1,125	1,552	(1,068)
Net gains (losses) on sale of loans	13,379	7,349	(431)
Loan servicing income (loss)	(4,991)	(646)	86
Other	5,598	2,320	864

Total noninterest income	20,207	15,007	3,020

Noninterest expense
Salaries and employee benefits	18,383	16,266	13,999
Occupancy and equipment	5,758	5,327	3,696
Professional fees	1,356	1,573	1,152
Loan expenses	1,482	866	292
Merger, integration and restructuring expense	—	—	3,877
Franchise taxes	1,656	1,403	1,515
Amortization of goodwill	—	—	738
Amortization of intangible assets	997	986	625
Other	7,091	6,227	4,330

Total noninterest expense	36,723	32,648	30,224

Income before income taxes and minority interest	24,718	24,021	8,226
Provision for income taxes	7,947	7,812	1,912
Minority interest in income (loss) of consolidated subsidiary	79	(21)	—

Net income	$16,692	$16,230	$6,314

Earnings per share:
Basic	$1.31	$1.18	$.54
Diluted	$1.29	$1.16	$.54

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended June 30, 2003, 2002 and 2001

(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Unearned RRP Shares	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at June 30, 2000	$112	$109,657	$62,855	$(8,012)	$(4,764)	$(6,364)	$(5,509)	$147,975
Comprehensive income:
Net income			6,314					6,314
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects							7,548	7,548
Change in unrealized gain (loss) on swaps, net of tax							(5,196)	(5,196)

Total comprehensive income								8,666

Cash dividends declared ($.35 per share)			(4,664)					(4,664)
Commitment to release stock ownership plan shares (59,220 shares)		102		592				694
Commitment to release recognition and retention plan shares (100,989 shares)					1,337			1,337
Purchase of 2,559,733 shares of common stock						(29,582)		(29,582)
Issuance of 6,887,022 shares of common stock for merger	69	68,272						68,341
Stock options exercised (164,097 shares)		(845)				1,906		1,061
Tax benefit related to exercise of stock options		210						210
Acquisition of FFY recognition and retention plan					(2)			(2)

Balance at June 30, 2001	181	177,396	64,505	(7,420)	(3,429)	(34,040)	(3,157)	194,036

Comprehensive income:
Net income			16,230					16,230
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects							1,650	1,650
Change in unrealized gain (loss) on swaps, net of tax							(1,788)	(1,788)

Total comprehensive income								16,092

Cash dividends declared ($.50 per share)			(7,009)					(7,009)
Commitment to release employee stock ownership plan shares (59,424 shares)		349		594				943
Commitment to release recognition and retention plan shares (59,770 shares)					800			800
Purchase of 1,445,455 shares of common stock						(22,913)		(22,913)
Stock options exercised (326,011 shares)		(867)				3,733		2,866
Stock issued as employee compensation (671 shares)		1				8		9
Tax benefit related to exercise of stock options		451						451

Balance at June 30, 2002	181	177,330	73,726	(6,826)	(2,629)	(53,212)	(3,295)	185,275

Comprehensive income:
Net income			16,692					16,692
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects							(1,080)	(1,080)
Change in unrealized gain (loss) on swaps, net of tax							6,984	6,984
Loss on termination of interest rate swaps, net of tax							(8,164)	(8,164)
Loss on termination of interest rate swaps reclassified into income, net of tax							1,748	1,748

Total comprehensive income								16,180

Cash dividends declared ($0.50 per share)			(6,612)					(6,612)
Commitment to release employee stock ownership plan shares (59,354 shares)		396		607				1,003
Commitment to release recognition and retention plan shares (55,294 shares)					742			742
Purchase of 887,285 shares of common stock						(15,111)		(15,111)
Stock options exercised (148,698 shares)		(905)				1,862		957
Stock issued as employee compensation (671 shares)		3				9		12
Tax benefit related to exercise of stock options		235						235

Balance at June 30, 2003	$181	$177,059	$83,806	$(6,219)	$(1,887)	$(66,452)	$(3,807)	$182,681

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30,	2003	2002	2001
	(Dollars in thousands)
Cash flows from operating activities
Net income	$16,692	$16,230	$6,314
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	2,431	2,604	1,474
Provision for loan losses	2,864	2,990	3,125
Net amortization	2,850	(206)	1,672
Security (gains) losses	(1,125)	(1,552)	1,068
Proceeds from sales of loans held for sale	595,632	424,103	154,262
Originations of loans held for sale	(648,330)	(418,966)	(155,881)
(Gain) loss on sale of loans held for sale	(12,749)	(6,719)	431
(Gain) on sale of loans from portfolio	(630)	(630)	—
Loss on disposal of fixed assets	5	29	471
Federal Home Loan Bank stock dividends	(946)	(1,498)	(941)
ESOP expense	1,003	943	694
RRP expense	742	800	1,337
Increase in cash surrender value of bank owned life insurance	(203)	—	—
Change in
Interest receivable and other assets	(74,539)	(16,814)	(25,545)
Interest payable and other liabilities	(1,366)	4,984	(6,183)
Deferred loan fees	(2,046)	(1,652)	1,509
Deferred taxes	2,205	3,828	(69)

Net cash from operating activities	(117,510)	8,474	(16,262)

Cash flows from investing activities
Securities available for sale
Proceeds from sales	68,565	95,869	254,265
Proceeds from maturities, calls and principal paydowns	137,118	111,048	72,301
Purchases	(90,730)	(251,086)	(136,379)
Net cash received in acquisition	—	—	4,431
Net change in federal funds sold	39,081	(19,210)	(5,299)
Purchases of Federal Home Loan Bank stock	—	—	(1,773)
Net change in loans	2,226	77,505	7,710
Proceeds from sale of consumer loans	2,610	—	—
Proceeds from loans sold from portfolio	16,853	20,010	—
Premises and equipment expenditures, net	(1,471)	(1,423)	(1,829)
Investment in bank owned life insurance	(15,000)	—	—
Purchase of APB Financial Group, Ltd.	(1,322)	—	—
Additional investment in Coldwell Banker First Place Real Estate Ltd.	(312)	(300)	—
Purchase of The Brokers Realty Group	—	(600)	—

Net cash from investing activities	$157,618	$31,813	$193,427

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years ended June 30,	2003	2002	2001
	(Dollars in thousands)
Cash flows from financing activities
Net change in deposits	$47,728	$42,690	$(3,167)
Net change in advances by borrowers for taxes and insurance	(726)	327	(724)
Net change in repurchase agreements	(54,100)	(26,889)	(43,320)
Cash dividends paid	(6,612)	(7,009)	(5,650)
Proceeds and tax benefit from stock options exercised	1,192	3,317	1,270
Purchase of treasury stock	(15,111)	(22,913)	(28,922)
Net change in overnight Federal Home Loan Bank borrowings	—	—	(83,154)
Proceeds from Federal Home Loan Bank borrowings	804,439	—	122,240
Repayment of Federal Home Loan Bank borrowings	(815,781)	(15,730)	(119,610)
Termination of interest rate swaps	(12,560)	—	—

Net cash from financing activities	(51,531)	(26,207)	(161,037)

Net change in cash and cash equivalents	(11,423)	14,080	16,128
Cash and cash equivalents at beginning of year	43,629	29,549	13,421

Cash and cash equivalents at end of year	$32,206	$43,629	$29,549

Supplemental cash flow information:
Cash payments of interest expense	$42,302	$62,812	$57,857
Cash payments of income taxes	5,030	5,701	260
Supplemental noncash disclosures:
Acquisition of FFY Financial Corp. through issuance of common stock	—	—	$68,341
Loans securitized	—	—	192,024
Transfer of loans to other real estate	$1,048	$725	767

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Dollar amounts in thousands, except per share data)

Principles of Consolidation: The consolidated financial statements of the Company include the accounts of First Place Financial Corp. (the Company) and its wholly owned subsidiaries, First Place Bank (the Bank) and First Place Holdings, Inc. Wholly owned subsidiaries of First Place Holdings, Inc. include First Place Insurance Agency, Ltd., Coldwell Banker First Place Real Estate, Ltd., APB Financial Group, Ltd., and American Pension Benefits, Inc. TitleWorks Agency, LLC is a 75% owned affiliate of First Place Holdings, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Business Segments: While the Company’s chief decision-makers monitor the revenue streams of the various Company products and services, the identifiable segments are not material, and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company’s financial service operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas involving the use of management’s estimates and assumptions include the allowance for loan losses, fair values of financial instruments, the realization of deferred tax assets, the carrying value of impaired loans, the carrying value and amortization of intangibles, depreciation of premises and equipment, the carrying value of goodwill and the amortization and valuation of mortgage servicing rights. Actual results could differ from those estimates.

Cash Flows: Cash and cash equivalents include cash on hand and deposits with other financial institutions with original maturities under 90 days. Net cash flows are reported for loans, deposits, federal funds sold and short term borrowings with original maturities of less than 90 days.

Securities: Securities are classified as held-to-maturity, available-for-sale or trading on the date of purchase. Securities are classified as held-to-maturity when the Company has both the ability and the intent to hold until maturity and are carried at amortized cost. Securities classified as available-for-sale are carried at fair values with unrealized gains and losses, net of tax, reported in other comprehensive income. Trading securities are carried at fair value with changes in unrealized gains and losses included in income. Other securities, such as Federal Home Loan Bank stock, are carried at cost. The fair value of a security is based on quoted market prices. If quoted prices are not available, fair value is determined based on quoted prices of similar investments. Available-for-sale and held-to-maturity securities are reviewed quarterly for impairment in value. The cost of securities sold is based on the specific identification method.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of loans in process, deferred loan origination fees and deferred loan origination costs. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. The accrual of interest is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses represents management’s estimate of probable losses inherent in the portfolio based on factors such as historical loss experience, the nature and volume of the portfolio, loan concentrations, specific problem loans and current economic conditions. The allowance for loan losses is a material estimate that is particularly susceptible to significant changes in the near term. A provision for loan losses is charged to operations based on management’s periodic evaluation of factors previously mentioned. Loan losses are deducted from the allowance, and subsequent recoveries are added. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, is deemed to be uncollectible.

A loan is impaired when full payment under the terms of the loan is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of the loan balance or fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives of the assets. The estimated useful lives are based on the asset type and range from two years to twenty years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Securitizations: The Company may, from time to time, sell mortgage loans through securitization. Mortgage loans have been securitized with a third party. The securitization is recorded as a sale when control has been relinquished, with a gain or loss recorded on the sale. The gain or loss is calculated based on the cash received versus the carrying value of the assets transferred. If some interests, such as servicing assets and cash reserve accounts, are retained, the carrying value of all assets sold and retained is allocated to each asset based on fair value at sale date. Fair values are based on market quotes or on the present value of future expected cash flows using estimates of credit losses, prepayment rates, interest rates, and discount rates. Cash flows are estimated using the Public Securities Association’s (PSA) standard prepayment model.

Mortgage Servicing Assets: Servicing assets represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to other prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key management personnel. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Goodwill and Other Intangible Assets: Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified.

Identified purchased intangibles, primarily core deposits, are recorded at cost and amortized on a straight-line basis over their estimated lives of seven to eight years.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders’ equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce shareholders’ equity; dividends on unallocated ESOP shares reduce debt and accrued interest.

Treasury Stock: Management utilizes stock repurchases as a component of its strategy to reduce/invest excess capital after consideration of market and economic factors, the effect on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

shareholder dilution, adequacy of capital, effect on liquidity and an assessment of alternative returns. Shares repurchased by the Company may be used to meet the Company’s requirements for common shares under its dividend reinvestment plan, stock option or other stock based plans and for general corporate purposes such as expansion and acquisitions or future capital requirements. The purchases are made in open market transactions and recorded at cost.

Derivative Instruments and Hedging Activities: All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in income as they occur. If a hedge of fair values is dedesignated, the fair value adjustment of the hedged item is generally accounted for as a yield adjustment over its remaining life. If a hedge of cash flows is dedesignated, the fair value adjustment in accumulated other comprehensive income, depending upon the dedesignation circumstances, is either included currently in earnings or reclassified to earnings over the remaining term of the originally designated hedging relationship.

The Company has a program to reduce the interest rate risk associated with the interest rate commitment made to borrowers for mortgage loans that have not yet been closed and potentially made eligible for sale to secondary markets. The Company will, from time to time depending on market interest rates and loan volume, enter into interest rate hedging contracts to limit the exposure to potential movements in market interest rates. Fair value adjustments related to these hedges are recorded in current period earnings as an adjustment to net gains (losses) on sale of loans.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	2003	2002	2001
Net income as reported	$16,692	$16,230	$6,314
Deduct: Stock-based compensation expense determined under fair value based method	380	325	576

Pro forma net income	$16,312	$15,905	$5,738

Basic earnings per share as reported	$1.31	$1.18	$.54
Pro forma basic earnings per share	1.28	1.16	.49
Diluted earnings per share as reported	$1.29	$1.16	$.54
Pro forma diluted earnings per share	1.26	1.13	.49

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. There were no stock option grants in 2003.

	2002	2001
Risk-free interest rate	5.17%	5.31%
Expected option life	9 years	6.5 years
Expected stock price volatility	21.50%	20.91%
Dividend yield	2.89%	2.37%

Income Taxes: The Company records income tax expense based on the amount of tax due and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amounts expected to be realized.

Earnings Per Share: Basic earnings per common share is net income divided by the weighted average number of shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Recognition and Retention Plan (“RRP”) shares are considered outstanding as they become vested. Diluted earnings per share include the dilutive effect of RRP shares and the additional potential shares issuable under stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Off-Balance-Sheet Financial Instruments: Financial instruments include off-blance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in fair value of cash flow hedges which are also recognized as separate components of equity.

Fair Value of Financial Instruments: Fair value of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Effect of New Accounting Standards: Effective July 1, 2002, Derivatives Implementation Group (DIG) Statement 133 Implementation Issue No. C13 required that non-portfolio mortgage loan commitments with interest rate locks be accounted for as free-standing derivatives subject to SFAS No. 133. The change in the value of these commitments is reflected in earnings as a component of current period gain or loss on sale of loans.

On October 1, 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 147, “Acquisitions of Certain Financial Institutions,” effective for certain business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No. 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions,” and FASB Interpretations No. 9, Applying APB Opinions No. 16 and 17 “When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method.” The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

The Company has stock option plans for certain employees that are accounted for under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Because the exercise price at the date of the grant is equal to the market value of the stock, no compensation expense is recognized. On December 31, 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that changes to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123

CONSOLIDATED STATEMENTS OF INCOME

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

to require expanded and more prominent disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation.

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” and addresses consolidation by business enterprises of variable interest entities (more commonly known as Special Purpose Entities or SPEs). Interpretation No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. Interpretation No. 46 also enhances the disclosure requirements related to variable interest entities. This statement is effective for variable interest entities created or in which an enterprise obtains an interest after January 31, 2003. Interpretation No. 46 will be effective for the Company beginning July 1, 2003, for all interest in variable interest entities acquired before February 1, 2003. The adoption of Interpretation No. 46 is not expected to have an effect on the Company’s consolidated financial statements.

Newly Issued But Not Yet Effective Accounting Standards: FASB recently issued two new accounting standards, SFAS No. 149, Amendment of SFAS No. 133, “Derivative Instruments and Hedging Activities,” and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities,” both of which generally become effective in the quarter beginning July 1, 2003. These statements are not expected to have a material effect on the Company’s operating results or financial condition.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to shareholders. The Bank must file an application with, and obtain approval from, the Office of Thrift Supervision (“OTS”) (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus retained net income for the preceeding two years; (ii) if the Bank would not be at least adequately capitalized following the capital distribution; (iii) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the Bank and the OTS or the FDIC, or any condition imposed on the Bank in an OTS-approved application or notice. If the Bank is not required to file an application, it must file a notice of the proposed capital distribution with the OTS.

Reclassifications: Certain items in the prior year financial statements were reclassified to conform to the current presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SECURITIES

The fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) at June 30, 2003 and 2002 were as follows:

	2003
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Government agencies	$94,240	$3,784	$—
Obligations of states and political subdivisions	24,857	1,862	—
Trust preferred securities	40,625	374	(1,587)
Mortgage-backed securities and collateralized mortgage obligations	116,999	2,993	(72)

Debt securities	276,721	9,013	(1,659)

Equity securities	2,380	121	(1)
FNMA and FHLMC preferred stock	19,983	254	(3,463)
Mutual funds	47,345	62	(312)

Equity securities	69,708	437	(3,776)

Total securities	$346,429	$9,450	$(5,435)

	2002
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Government agencies	$133,479	$1,925	$—
Obligations of states and political subdivisions	23,821	998	(31)
Trust preferred securities	34,869	—	(676)
SLMA	11,661	138	—
Mortgage-backed securities and collateralized mortgage obligations	188,829	4,801	(110)

Debt securities	392,659	7,862	(817)

Equity securities	2,199	151	(94)
FNMA and FHLMC preferred stock	21,939	77	(1,334)
Mutual funds	46,130	—	(168)

Equity securities	70,268	228	(1,596)

Total securities	$462,927	$8,090	$(2,413)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SECURITIES (continued)

Sale of available-for-sale securities were as follows:

	2003	2002	2001
Proceeds	$68,565	$95,869	$254,265
Gross gains	1,125	1,615	666
Gross losses	—	63	1,734

The fair value of debt securities available-for-sale by contractual maturity at June 30, 2003 are summarized below. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair Value
Available-for-sale – Debt Securities
Due in one year or less	$4,443
Due after one year through five years	107,417
Due after five years through ten years	12,926
Due after ten years	34,936

159,722
Mortgage-backed securities and collaterized mortgage obligations	116,999

$276,721

Debt and mortgage-backed securities with a fair value of $116,210 and $253,853 as of June 30, 2003 and 2002 were pledged to secure public deposits, repurchase agreements and for other purposes as required or permitted by law.

At year end 2003 and 2002 there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

NOTE 3 – LOANS

Loans at year-end were as follows:

	2003	2002
Real estate loans:
Construction	$50,017	$55,563
Residential mortgage	565,461	601,195
Commercial:
Commercial real estate	99,058	73,914
Commercial	24,947	12,553
Consumer	161,962	162,772

	$901,445	$905,997

Activity in the allowance for loan losses was as follows:

	2003	2002	2001
Beginning balance	$9,456	$9,757	$6,150
Provision for loan losses	2,864	2,990	3,125
Acquisitions	—	—	4,087
Loans charged off	(4,513)	(3,702)	(4,052)
Recoveries	1,796	411	447

Ending balance	$9,603	$9,456	$9,757

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - LOANS (continued)

Impaired loans were as follows:

	2003	2002
Year-end loans with no allocated allowance for loan losses	$—	$—
Year-end loans with allocated allowance for loan losses	1,944	1,747

Total	$1,944	$1,747

Amount of the allowance for loan losses allocated	$1,387	$646

	2003	2002	2001
Average of impaired loans during the year	$1,695	$2,241	$2,228
Interest income recognized during impairment	361	42	53
Cash-basis interest income recognized	376	40	32

Nonperforming loans were as follows:

	2003	2002
Loans past due over 90 days still on accrual	$—	$—
Nonaccrual loans	12,779	10,339

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. Interest not recognized on nonaccrual loans totaled approximately $630, $669 and $1,260 for the years that ended June 30, 2003, 2002 and 2001.

NOTE 4 - MORTGAGE SERVICING ASSETS

Following is a summary of mortgage servicing assets at June 30:

	2003	2002
Servicing rights:
Beginning of year	$7,127	$4,869
Additions	7,113	4,570
Valuation allowance	(2,397)	(35)
Amortized to expense	(4,792)	(2,277)

End of year	$7,051	$7,127

Valuation allowance:
Beginning of year	$35	$—
Additions expensed	2,397	255
Reductions credited to expense	—	(220)

End of year	$2,432	$35

Loans serviced for others, which are not reported as assets, totaled $1,035 and $775 at June 30, 2003 and 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PREMISES AND EQUIPMENT

Following is a summary of premises and equipment:

	2003	2002
Land and improvements	$5,047	$5,061
Buildings and improvements	14,504	14,929
Leasehold improvements	1,578	1,696
Furniture and equipment	9,345	9,873
Construction in process	175	143

	30,649	31,702
Less: Accumulated depreciation	(10,883)	(10,879)

	$19,766	$20,823

Depreciation expense totaled $2,431, $2,604, and $1,474 for 2003, 2002 and 2001, respectively.

The Company’s subsidiaries have entered into a number of noncancelable lease agreements with respect to premises. Following is a summary of future minimum rental payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of June 30, 2003:

2004	$700
2005	603
2006	558
2007	299
2008	103
Thereafter	436

$2,699

Rent expense for cancelable and noncancelable agreements totaled $666, $504 and $394 for 2003, 2002 and 2001, respectively.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

The change in the carrying amount of goodwill for the year ended June 30, 2003 is as follows:

Balance as of June 30, 2002	$16,841
Goodwill acquired during the period	1,566

Balance as of June 30, 2003	$18,407

At June 30, 2002, the Company owned two-thirds interest in Coldwell Banker First Place Real Estate, Ltd., a real estate agency/brokerage located in Warren and Youngstown, Ohio. In July 2002, the Company aquired the remaining one-third interest in the business for consideration of $314,000. The acquisition consideration was allocated to goodwill. In January 2003, the Company acquired APB Financial Group, Ltd., an employee benefit consulting firm headquartered in Warrendale, Pennsylvania for consideration of $1.3 million, the majority of which has been allocated to goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS (continued)

The following summarizes the non-amortization of goodwill for the years ended June 30:

	2003	2002	2001
Reported net income:	$16,692	$16,230	$6,314
Add back: goodwill amortization	—	—	—

Adjusted net income	$16,692	$16,230	$6,314

Basic earnings per share:
Reported net income	$1.31	$1.18	$.54
Goodwill amortization	—	—	.04

Adjusted net income	$1.31	$1.18	$.58

Diluted earnings per share:
Reported net income	$1.29	$1.16	$.54
Goodwill amortization	—	—	.04

Adjusted net income	$1.29	$1.16	$.58

Acquired Intangible Assets

Acquired intangible assets were as follows as of year-end:

	As of June 30, 2003
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangibles	$7,360	$2,536
Other intangibles	119	41

	$7,479	$2,577

	As of June 30, 2002
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangibles	$7,360	$1,567
Other intangibles	40	14

	$7,400	$1,581

Aggregate amortization expense was $997, $986 and $625 for 2003, 2002 and 2001.

Estimated amortization expense for each of the next five years:

For the year ending June 30, 2004	$1,003
2005	1,002
2006	984
2007	972
2008	941
Thereafter	—

$4,902

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INTEREST BEARING DEPOSITS

At June 30, 2003, scheduled maturities of certificates of deposit are as follows:

2004	$256,289
2005	159,909
2006	54,610
2007	34,417
2008	52,816
Thereafter	3,171

$561,212

At June 30, 2003, scheduled maturities of certificates of deposit of $100 thousand or more are as follows:

Three months or less	$15,814
Over three through six months	30,159
Over six through twelve months	47,366
Over twelve months	77,050

Total	$170,389

NOTE 8 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured primarily by mortgage-backed securities with a carrying value and fair value of approximately $10,403 at June 30, 2003 and $79,893 at June 30, 2002.

Securities sold under agreements to repurchase are financing arrangements that mature within one year. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2003	2002
Average daily balance during the year	$28,789	$90,645
Average interest rate during the year	4.35%	5.46%
Maximum month-end balance during the year	$61,415	$97,407
Weighted average interest rate at year-end	1.08%	4.92%

NOTE 9 – FEDERAL HOME LOAN BANK ADVANCES

Following is a summary of advances from the Federal Home Loan Bank at June 30:

	2003		2002
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Adjustable rate advances	$118,815	1.51%	$140,000	1.85%
Fixed rate advances	117,137	3.39%	107,546	5.87%

	$235,952		$247,546

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – FEDERAL HOME LOAN BANK ADVANCES (continued)

Scheduled maturities are as follows:

2004	$123,184
2005	29,849
2006	20,175
2007	4,375
2008	4,375
Thereafter	53,994

$235,952

All advances are collateralized by a blanket collateral of the Company’s FHLB stock and certain residential mortgage loans. At June 30, 2003 and 2002, securities and loans totaling $298,685 and $313,423 were pledged under the blanket collateral agreement. Fixed rate advances are generally subject to early prepayment fees approximately equal to the present value of the lost cash flow to the FHLB due to the prepayment. At June 30, 2003, there were no FHLB advance borrowings that were currently callable by the Federal Home Loan Bank. Based on the Company’s investment in FHLB stock, the maximum dollar amount of FHLB advance borrowings available at June 30, 2003 was $450,452, of which $235,952 was outstanding at year-end.

NOTE 10 – INCOME TAXES

The provision for income taxes consisted of the following:

	2003	2002	2001
Current provision	$5,742	$3,984	$1,981
Deferred provision (benefit)	2,205	3,828	(69)

	$7,947	$7,812	$1,912

The income tax benefit from the exercise of non-qualified stock options and disposition of incentive stock options was recognized for financial reporting purposes by crediting additional paid-in capital for $235 in 2003, $451 in 2002, and $210 in 2001.

The differences between the financial statement provision and amounts computed by applying the statutory federal income tax rate to income before taxes were as follows:

	2003	2002	2001
Income tax computed at the statutory federal rate	$8,624	$8,412	$2,879
Add (subtract) tax effect of:
Tax-exempt income	(391)	(366)	(378)
Dividends received deduction	(220)	(395)	(415)
Goodwill amortization	—	—	291
Miscellaneous items	(66)	161	(465)

	$7,947	$7,812	$1,912

The statutory tax rate was 35% for 2003, 2002 and 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES (continued)

The tax effects of principal temporary differences and the resulting deferred tax assets and liabilities that comprise the net deferred tax balance were as follows at June 30:

	2003	2002
Items giving rise to deferred tax assets:
Deferred loan fees and costs	$—	$540
Charitable contribution carryforward	611	1,251
Bad debts	3,180	2,745
Nonaccrual loan interest	248	387
Accrued stock awards	259	280
Deferred compensation	127	101
Mark-to-market adjustments	879	683
Unrealized loss on hedging transactions	3,455	3,761
Other	560	550

	9,319	10,298
Items giving rise to deferred tax liabilities:
Deferred loan fees and costs	(210)	—
Unrealized gain on securities available for sale	(1,405)	(1,987)
FHLB stock dividends	(3,700)	(3,369)
Franchise taxes	(283)	(266)
Depreciation	(1,487)	(1,236)
Purchase accounting adjustments and related intangibles	(1,151)	(552)
Loan servicing	(2,468)	(2,432)
Other	(88)	—

	(10,792)	(9,842)

Net deferred assets	$(1,473)	$456

The Company has sufficient taxes paid in prior years and available for recovery and expected future taxable income sufficient to warrant recording the full deferred tax asset without a valuation allowance.

Retained earnings at June 30, 2003, include approximately $30,574 for which no provision for federal income taxes has been made. This amount represents the tax bad debt reserve at June 30, 1988, which is the end of the Company’s base year for purposes of calculating the bad debt deduction for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, the amount used will be added to future taxable income. The unrecorded deferred tax liability on the above amount at June 30, 2003 was approximately $10,701.

Tax expense (benefit) attributable to securities gains (losses) approximated $394, $543, and $(374) for 2003, 2002 and 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EMPLOYEE STOCK OWNERSHIP PLAN

During 1999, the Company established an Employee Stock Ownership Plan (“ESOP”) for the benefit of employees 21 and older and who have completed at least one thousand hours of service.

To fund the plan, the ESOP borrowed $8,993 from the Company for the purposes of purchasing 899,300 shares of stock at $10 per share in the conversion. Principal and interest payments on the loan are due in annual installments which began December 31, 1999 with the final payments of principal and interest being due and payable at maturity on December 31, 2013. Interest is payable during the term of the loan at a fixed rate of 7.75%. The loan is collateralized by the shares of the Company’s common stock purchased with the proceeds. As the Bank periodically makes contributions to the ESOP to repay the loan, shares are allocated to participants on the basis of the ratio of each year’s principal and interest payments to the total of all principal and interest payments. Dividends on allocated shares increase participant accounts. Dividends on unallocated shares are used for debt service. ESOP compensation expense was $1,003, $943 and $694 for 2003, 2002 and 2001.

Shares held by the ESOP at June 30 were as follows:

	2003	2002
Shares allocated to participants – current	59,354	59,424
Shares allocated to participants – prior periods	216,723	157,299
Unearned shares	623,223	682,577

Total ESOP shares	899,300	899,300

Fair value of unearned shares	$10,906	$13,590

NOTE 12 - 401(k) PLAN

A 401(k) benefit plan allows employee contributions up to 15% of their compensation, which are matched equal to 50% of the first 6% of compensation contributed. The Company match is in the form of cash or stock from the ESOP shares that are committed to be released to participants for that year. 401(k) expense was $0, $53, and $74 for 2003, 2002 and 2001.

NOTE 13 - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers, directors, and their related business interests. A summary of related party loan activity is as follows:

	2003	2002
Balance at beginning of period	$1,983	$1,673
New loans	1,262	633
Effect of change in related parties	(91)	—
Repayments	(1,087)	(323)

Balance at end of period	$2,067	$1,983

Deposits from executive officers, directors and their related business interests at year-end 2003 and 2002 were $14,620 and $3,329.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - STOCK OPTION PLAN

The Company sponsors a stock option and incentive plan (“Plan”) for the benefit of directors and employees of the Company. There are 1,711,625 shares of common stock authorized under the Plan. Of this, 587,500 shares of common stock represent the increase in the Plan for options previously granted to employees and directors in FFY Financial Corp.’s option plan. All of the options granted to FFY employees and directors vested upon the closing date of the merger. The Plan provides for the grant of options, which may qualify as either incentive stock options or nonqualified options. Generally, one-fifth of the options awarded become exercisable on each of the first five anniversaries of the date of grant. The option period expires 10 years from the date of grant, and the exercise price is the market price at the date of grant.

Following is activity under the Plan during the years ended June 30, 2003 and 2002:

	2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,134,008	$11.60	1,512,003	$11.11
Forfeited	(22,440)	12.31	(68,720)	12.23
Exercised	(148,698)	7.56	(326,011)	9.39
Granted	—	—	16,736	15.32

Options outstanding, end of year	962,870	$12.21	1,134,008	$11.60

Options exercisable, end of year	586,184		555,858
Options available for grant, end of year	109,949		87,509

	2003	2002	2001
Weighted-average fair value of options granted during year:	—	$3.88	$2.98

Options outstanding at June 30, 2003 were as follows:

Outstanding			Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 9.54 – $11.50	186,078	6.7	111,078	$10.60
$ 11.51 – $17.33	776,792	5.8	475,106	$12.55

Outstanding at year-end	962,870	6.0	586,184	$12.18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - RECOGNITION AND RETENTION PLAN

The Company maintains a recognition and retention plan used to provide ownership interest in the Company in a manner designed to compensate directors and certain key employees for services. The Company contributed sufficient funds to enable the stock based incentive plan to purchase a number of common shares in the open market equal to 4% of the common shares sold in connection with the conversion of First Place Bank from a mutual company to a stock based company.

On July 2, 1999, a Committee of the Board of Directors awarded 449,650 shares to certain directors and officers of the Company. No shares had been previously awarded. Generally, one-fifth of such shares are earned and nonforfeitable on each of the first five anniversaries of the date of the awards. In the event of the death or disability of a participant or a change in control of the Company, the participant’s shares will be deemed to be entirely earned and nonforfeitable upon such date. During the year ended June 30, 2003, 8,960 shares were forfeited and no shares were awarded. At June 30, 2003, 83,380 shares were available for grant. Compensation expense is based on the cost of the shares, which approximates fair value at the date of grant, and was $741, $800 and $1,337 for 2003, 2002 and 2001.

NOTE 16 - OFF-BALANCE-SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk for credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The Company began a program in October 2001 to reduce the interest rate risk associated with the interest rate commitment made to borrowers for mortgage loans that have not yet been closed and potentially made eligible for sale to secondary markets. The Company will, from time to time depending on market interest rates and loan volume, enter into interest rate hedging contracts to limit the exposure to potential movements in market interest rates. The interest rate hedging position is monitored daily to maintain coverage ranging from 40% to 100% of loan commitments depending on the status of the loan commitments as they progress from application to origination.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – OFF-BALANCE-SHEET ACTIVITIES (continued)

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end:

	2003		2002
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans (at market rates)	$157,031	$26,986	$22,212	$12,066
Unused lines of credit and letters of credit	—	83,962	—	53,981
Mortgage loan commitment hedge	116,000	—	32,000	—

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 4.125% to 15.0% and maturities ranging from 5 years to 30 years.

The hedges will be established with mortgage-backed securities of like maturity and coupon to the loan commitments and as of June 30, 2003, have a maturity of less than 90 days.

NOTE 17 – INTEREST RATE SWAPS

During 2001, the Company entered into interest rate swap agreements to assume fixed interest payments in exchange for variable interest payments. The interest rate swaps, derivative instruments, were used by the Company to mitigate the Company’s overall risk to increases in interest rates during the life of the swaps and were a component of the Company’s asset/liability management strategy in order to manage the risk of changes in interest rates and its impact on net interest income. The notional amount of the interest rate swaps do not represent amounts exchanged by the parties. The amount exchanged was determined by reference to the notional amount and the other terms of the interest rate swap.

These interest rate swaps were designated as cash flow hedges of certain FHLB advances and were determined to be fully effective for the year ended June 30, 2002. As such, the aggregate fair value of the swaps was recorded in other assets or other liabilities with changes in fair value recorded in other comprehensive income and no amount of ineffectiveness was included in net income.

On August 9, 2002, the Company redeemed the interest rate swaps at the fair value of $12,560 and dedesignated the hedge relationship. The loss recorded in accumulated other comprehensive income at the time of the dedesignation totaled $8,164, net of tax, and is reclassified into interest expense over the remaining term of the hedge periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – INTEREST RATE SWAPS (continued)

Summary information about interest rate swaps at year-end follows:

2002
Notional amounts	$140,000
Weighted average fixed rates	6.50%
Weighted average variable rates	1.85%
Weighted average maturities	3.8 years
Fair value at June 30	$(10,746)

NOTE 18 – REGULATORY CAPITAL

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

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. As of June 30, 2003 and 2002, the Bank is considered well capitalized under the regulatory framework for prompt corrective action.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – REGULATORY CAPITAL (Continued)

At year end, actual capital levels of the Bank (in thousands) and minimum required levels were:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2003
Total capital (to risk weighted assets)	$133,016	14.03%	$75,852	8.00%	$85,181	10.00%
Tier 1 capital (to risk weighted assets)	$124,432	13.12%	$37,926	4.00%	$51,109	6.00%
Tier 1 capital (to adjusted total assets)	$124,432	8.20%	$60,672	4.00%	$75,840	5.00%
Tangible capital (to adjusted total assets)	$124,432	8.20%	$22,752	1.50%	$—	—
2002
Total capital (to risk weighted assets)	$136,030	15.97%	$68,145	8.00%	$85,181	10.00%
Tier 1 capital (to risk weighted assets)	$126,876	14.89%	$34,073	4.00%	$51,109	6.00%
Tier 1 capital (to adjusted total assets)	$126,876	8.27%	$61,395	4.00%	$76,744	5.00%
Tangible capital (to adjusted total assets)	$126,876	8.27%	$23,023	1.50%	$—	—

The Bank converted from a mutual to a stock institution, and a “liquidation account” was established at $113,063, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if the Bank liquidated. Dividends may not reduce shareholders’ equity below the required liquidation account balance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value and the related carrying value of the Company’s financial instruments at June 30, 2003 and 2002:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$32,206	$32,206	$43,629	$43,629
Federal funds sold	1,650	1,650	40,731	40,731
Securities available for sale	346,429	346,429	462,927	462,927
Loans held for sale	65,695	66,667	16,471	16,618
Loans receivable, net	891,842	908,964	896,541	929,489
Federal Home Loan Bank stock	22,523	22,523	21,577	21,577
Accrued interest receivable	6,993	6,993	9,157	9,157
Financial Liabilities
Demand and savings deposits	$(547,238)	$(547,238)	$(486,421)	$(486,421)
Time deposits	(561,212)	(570,064)	(574,973)	(585,095)
Repurchase agreements	(9,547)	(9,547)	(63,705)	(64,286)
FHLB advances	(235,952)	(257,206)	(247,546)	(252,429)
Advances by borrowers for taxes and insurance	(4,385)	(4,385)	(5,111)	(5,111)
Accrued interest payable	(796)	(796)	(2,586)	(2,586)
Interest rate swaps	—	—	(10,746)	(10,746)

The methods and assumptions used to estimate fair value are described as follows:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of First Place Financial Corp. is as follows:

CONDENSED BALANCE SHEETS

As of June 30,

		2003	2002
ASSETS
Cash and cash equivalents		$18,594	$17,111
Securities available for sale		7,557	8,247
Note receivable		7,511	9,653
Investment in banking subsidiary		144,022	146,980
Investment in other subsidiaries		7,468	2,158
Other assets		1,375	1,437

Total assets		$186,527	$185,586

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other liabilities		$3,846	$311
Shareholders’ equity		182,681	185,275

Total liabilities and shareholders’ equity		$186,527	$185,586

CONDENSED STATEMENTS OF INCOME
Years ended June 30,
	2003	2002	2001
INCOME
Interest income	$1,086	$2,004	$1,920
Dividend from bank	20,000	15,000	20,000
Net gains (losses) on sale of securities	20	249	(161)

Total income	21,106	17,253	21,759
EXPENSES
Other expenses	530	623	388

Total expense	530	623	388
Income before income taxes	20,576	16,630	21,371
Income tax provision	161	594	872

Income before undistributed net earnings of subsidiaries	20,415	16,036	20,499
Equity in undistributed net earnings of subsidiaries (distributions in excess of earnings)	(3,723)	194	(14,185)

Net income	$16,692	$16,230	$6,314

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION (continued)

CONDENSED STATEMENTS OF CASH FLOWS

Years ended June 30,

	2003	2002	2001
Cash flows from operating activities
Net income	$16,692	$16,230	$6,314
Adjustments to reconcile net income to net cash provided by operating activities:
Distributions in excess of earnings (equity in undistributed earnings from subsidiaries)	3,723	(194)	14,185
Net amortization	17	(8)	60
Security (gains) losses	(20)	(249)	161
Change in deferred taxes	—	543	1,015
Change in other assets	(56)	(318)	25
Change in other liabilities	3,438	101	(749)

Net cash from operating activities	23,794	16,105	21,011

Cash flows from investing activities
Paydowns of mortgage-backed securities	—	2,140	2,489
Proceeds from sales of mortgage-backed securities	—	6,664	11,982
Proceeds from maturities of securities	1,090	1,195	10
Net decrease (increase) in loans receivable	1,733	203	(199)
Net cash received in merger	—	—	1
Investment in First Place Holdings, Inc.	(4,523)	(935)	—
Distribution from TitleWorks Agency, LLC	76	111	—
Change in interest bearing accounts	—	—	16,000
Change in loans to Bank	409	381	352

Net cash from investing activities	(1,215)	9,759	30,635

Cash flows from financing activities
Purchase of treasury stock	(15,111)	(22,913)	(28,922)
Cash dividends paid	(6,612)	(7,009)	(5,650)
Proceeds from stock options exercised	957	2,875	1,270
Dividends on unearned ESOP shares	(330)	(364)	(313)

Net cash from financing activities	(21,096)	(27,411)	(33,615)

Net change in cash and cash equivalents	1,483	(1,547)	18,031
Cash and cash equivalents at beginning of year	17,111	18,658	627

Cash and cash equivalents at end of year	$18,594	$17,111	$18,658

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2003	2002	2001
Basic
Net income	$16,692	$16,230	$6,314

Weighted average shares outstanding	13,539,941	14,669,220	12,823,084
Less: Average unearned ESOP shares	(655,326)	(714,729)	(773,964)
Less: Average unearned RRP shares	(171,445)	(229,645)	(305,375)

Weighted average shares	12,713,170	13,724,846	11,743,745

Basic earnings per share	$1.31	$1.18	$.54

Diluted
Net income	$16,692	$16,230	$6,314

Weighted average shares outstanding for basic earnings per share	12,713,170	13,724,846	11,743,745
Add: Dilutive effects of assumed exercises of stock options	242,889	295,294	39,984
Add: Dilutive effects of unearned RRP shares	11,293	14,981	—

Weighted average shares and dilutive potential shares	12,967,352	14,035,121	11,783,729

Diluted earnings per share	$1.29	$1.16	$.54

Stock options for 33,117, 33,117 and 21,381 shares of stock were not considered in computing diluted earnings per share for 2003, 2002 and 2001 because they were antidilutive.

NOTE 22 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income components, net of taxes at June 30 are as follows:

	2003	2002	2001
Net income	$16,692	$16,230	$6,314
Change in unrealized gains (losses) on available for sale securities	(349)	641	8,242
Change in unrealized gain (losses) on interest rate swaps	568	(1,788)	(5,196)
Less reclassification adjustments for (gains) losses later recognized in income	(731)	1,009	(694)

Other comprehensive income	$16,180	$16,092	$8,666

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	September 30	December 31	March 31	June 30
2003
Total interest income	$23,181	$22,638	$20,916	$20,659
Total interest expense	12,798	11,167	9,963	9,368

Net interest income	10,383	11,471	10,953	11,291
Provision for loan losses	511	697	768	888

Net interest income after provision for loan losses	9,872	10,774	10,185	10,403
Total noninterest income	2,876	4,786	5,799	6,746
Total noninterest expense	8,374	9,160	9,383	9,806

Income before income taxes and minority interest	4,374	6,400	6,601	7,343
Provision for income taxes	1,343	2,112	2,151	2,341
Minority interest in income of consolidated subsidiary	—	—	39	40

Net income	$3,031	$4,288	$4,411	$4,962

Basic earnings per share	$0.23	$0.34	$0.35	$0.40
Diluted earnings per share	$0.23	$0.33	$0.34	$0.39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (Continued)

	September 30	December 31	March 31	June 30
2002
Total interest income	$27,903	$27,143	$25,735	$24,292
Total interest expense	16,415	15,696	14,831	13,479

Net interest income	11,488	11,447	10,904	10,813
Provision for loan losses	660	660	1,010	660

Net interest income after provision for loan losses	10,828	10,787	9,894	10,153
Total noninterest income	4,016	3,829	3,703	3,459
Total noninterest expense	7,925	7,280	8,684	8,759

Income before income taxes and minority interest	6,919	7,336	4,913	4,853
Provision for income taxes	2,156	2,556	1,495	1,605
Minority interest in loss of consolidated subsidiary	—	—	(17)	(4)

Net income	$4,763	$4,780	$3,435	$3,252

Basic earnings per share	$0.34	$0.34	$0.25	$0.24
Diluted earnings per share	$0.33	$0.34	$0.25	$0.24

CORPORATE DATA

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available September 30, 2003 without charge upon written request to:

David L. Mead – Chief Financial Officer First Place Financial Corp.
185 E. Market Street • P.O. Box 551
Warren, OH 44482 • Phone: (330) 373-1221 ext. 2279 Fax: (330) 393-5578 Email: dmead@fpfc.net

Annual Meeting	The Annual Meeting of Shareholders of First Place Financial Corp. will be held at 10 a.m. on Thursday, October 23, 2003 at:

Avalon Inn • 9519 E. Market St. • Warren, OH 44484

Shareholder Services	The Registrar and Transfer Company serves as transfer agent for First Place Financial Corp. shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

The Registrar & Transfer Company 10 Commerce Drive Cranford, New Jersey 07016 Phone: (800) 368-5948

Corporate Directory

FIRST PLACE FINANCIAL CORP. OFFICERS

Steven R. Lewis	Peggy R. DeBartolo	Alan K. Smith
President and Chief	Controller	Vice President – Loan Production
Executive Officer		Manager

David L. Mead	Bruce R. Downie
Chief Financial Officer	Vice President –	Paul B. Snyderman
	Financial Reporting and Analysis	Vice President – Wholesale Lending

J. Craig Carr	Joanne Harrold	James W. Sollars
General Counsel and Secretary	Senior Internal Auditor	Vice President – Loan Production
Office, Cincinnati

FIRST PLACE BANK OFFICERS	Kandy L. Hricik	Karen S. Watson
	Vice President – Loan Service	Vice President – Bank Systems

Steven R. Lewis	Robert H. Kempe	Caroline M. York
President and Chief Executive Officer	Vice President –	Vice President –
	Business Financial Services	Business Financial Services

Albert P. Blank	Lora L. Koralewski	Deborah J. Brown
Chief Operating Officer and	Vice President –	Assistant Vice President –
Executive Vice President	Loan Production Office, Toledo	Branch Sales Manager

David L. Mead	Darrin L. Kresevic	Jeanette R. Brown
Chief Financial Officer and Treasurer	Vice President –	Assistant Vice President –
	Loan Production Office, Solon	Manager of Deposit Operations

Timothy A. Beaumont	Mark S. Makoski	Michael J. Dolgae
Sr. Vice President –	Vice President –	Assistant Vice President –
Business Financial Services	Administrative Services	Network Operations & Technology

J. Craig Carr	Joseph M. Noss	Barbara P. Earnest
Sr. Vice President –	Vice President – Marketing	Assistant Vice President –
General Counsel and Secretary		Director of Corporate Training

David S. Hinkle	Rocco R. Page	Roger D. Ferrante
Sr. Vice President – Retail Banking	Vice President –	Assistant Vice President –
	Loan Production Manager	Business Financial Services

Brian E. Hoopes	Thomas P. Pishotti	David H. Gebhardt
Sr. Vice President –	Vice President – Consumer Lending	Assistant Vice President –
Chief Information Officer		Branch Sales Manager

Dominique K. Stoeber	Thomas J. Roberts	Roberta L. Harding
Sr. Vice President – Human Resources	Vice President – Appraisal	Assistant Vice President –
Branch Sales Manager

Kenton A. Thompson	Joseph R. Sainato	Linda S. Hardman
Regional President and President of	Vice President – Human Resources	Assistant Vice President –
Wealth Management Services		Bank Systems

R. Bruce Wenmoth	Dennis G. Sell	Jane A. Hutchins
Sr. Vice President – Retail Lending	Vice President – Loan Operations	Assistant Vice President –
Mortgage Loan Officer

Timothy B. Atkinson	Mary G. Shaffer	Mary Ann McElfresh
Vice President – Loan Production	Vice President –	Assistant Vice President –
Office, N. Olmsted	CRA/Residential Development	Branch Sales Manager

Robert R. Campolito	Kathy A. Shaw
Vice President –	Vice President – Loan Production
Chief Technology Officer	Office, Dayton

Craig A. Cumberworth
Vice President – Regional Retail Sales

Corporate Directory

FIRST PLACE AFFILIATES
Stella J. Ryser	Albert P. Blank	W. Terry Patrick
Assistant Vice President –	President, Coldwell Banker First Place	Chairman of the Board of
Branch Sales Manager	Real Estate, Ltd.	First Place Financial Corp. &
First Place Bank
Partner, Friedman & Rummell Co.,
L.P.A.

Michael D. Schrock	Mero Capo, III	E. Jeffrey Rossi
Assistant Vice President –	President, APB Financial Group, Ltd.	Principal, E.J. Rossi & Co.
Senior Sales Manager

Laurie B. Whited	Daniel W. Landers	Samuel A. Roth
Assistant Vice President –	President, First Place Insurance	Consultant to Businesses
Loan Operations, Ravenna	Agency, Ltd.	Retired President, First Energy
Facilities Service Group
FIRST PLACE FINANCIAL CORP.
John J. Wlodarski	FIRST PLACE BANK	William A. Russell
Assistant Vice President –	BOARD OF DIRECTORS	President, Canteen Service of Steel
Branch Sales Manager		Valley, Inc.

Janet Byrne	A. Gary Bitonte, M.D.	Ronald P. Volpe, Ph.D.
Administrative Assistant	Northeastern Ohio and Ohio University	Professor of Finance, Williamson
	Medical Schools Faculty	College of Business Administration
Youngstown State University

Christine L. Chasko	Donald Cagigas	Robert L. Wagmiller
Accounting Officer – Analyst	President of Youngstown/Mahoning	Chairman of the Board of
	Valley United Way	First Place Insurance Agency, Ltd.
Chairman, Belmont Distributing

Joseph P. Conroy	Marie Izzo Cartwright
Mortgage Loan Officer	Chairman of the Board
of First Place Holdings, Inc.
Consultant, Revak & Associates

Linda R. Cooper	Jeffrey L. Francis
Loan Review Officer	Former Chief Operating Officer &
Executive Vice President of
First Place Financial Corp.
Former Chief Operating Officer &
President of First Place Bank

Richard W. Curry	George J. Gentithes
Mortgage Loan Officer	Consultant, T.F. Industries

Dominick P. DeNunzio	Robert P. Grace
Mortgage Loan Officer – Underwriter	Retired Vice President & Chief
Financial Officer, Salem Label Co.
Retired Partner, Ernst & Young

Barbara D. Essig	Thomas M. Humphries
Mortgage Loan Officer – Underwriter	President, Youngstown-Warren
Regional Chamber

Barbara A. Gaffey	Earl T. Kissell
Appraisal Officer	Former President & Chief Executive
Officer of Ravenna Savings Bank
Assistant Professor Economics and
Management, Hiram College

Vikki L. Greene	Steven R. Lewis
Security Officer	President & Chief Executive Officer of
First Place Financial Corp.
Lynn A. Maizel	President & Chief Executive Officer of
Compliance Officer	First Place Bank

Jill Mayfield
Recruiting Officer

Frank A. Pasquale
Mortgage Loan Officer –
Credit Analyst