Form 10-K, Exhibit 13
period 2004-06-30
FIRST PLACE FINANCIAL CORP /DE/
filed 2004-09-10
CIK 1068912

Exhibit 13

2004 ANNUAL REPORT

SCALING NEW HEIGHTS

FIRST PLACE FINANCIAL CORP.

2004 ANNUAL REPORT

FIRST PLACE FINANCIAL CORP.

SCALING NEW HEIGHTS

First Place Financial Corp.

185 East Market Street

P.O. Box 551

Warren, OH

44482-0551

Shareholder Letter

This past year has been an exciting and challenging one for First Place Financial Corp. We have made great strides over the past twelve months putting in place powerful strategic programs to accelerate the realization of our goal: delivering ongoing superior financial performance for our shareholders. As we move into 2005, we look forward to scaling new heights.

A lot has changed for First Place in the past five years. Once a traditional savings and loan with roots in two Ohio counties … today we have grown to provide a full range of commercial and household financial services in four Midwestern states.

We have dramatically expanded our business lines and geography to position your company for future performance.

Importantly, we have expanded services and product lines and added experienced high caliber banking industry professionals to our corporation. Mega bank consolidation is continuing, creating unique opportunities for First Place to enhance its market strength in the Midwest as a leading independent financial services corporation. Expansion into key Ohio markets continues, improving the bank’s overall mortgage and business lending opportunities.

This past year we added two loan production offices, one in Ohio and one in Indiana. We also acquired two in Michigan and introduced a wholesale mortgage banking program, which combined, generate a healthy level of mortgage loan volume. This year, we originated over $1.3 billion, an increase of 30% over the previous year, despite the slowdown in the mortgage market nationwide.

Our long term goal is to create a viable and profitable First Place presence in the Midwest by greatly expanding our mortgage and commercial lending programs into additional cities. We have identified strong growth markets and have positioned ourselves for the possibility of expanding our “bank within a bank” concept into many of these areas. This year we transitioned our first loan origination office into a fully-integrated, full-service financial center in Solon, Ohio. This office serves as our prototype as we enter new growth markets for the delivery of financial services and private banking programs to entrepreneurs, professionals and executives. In the fall of this year, we will be transitioning our North Olmsted office, and by the end of the fiscal year, our office in Columbus, Ohio.

We continue to grow our complementary non-bank affiliates with our recent acquisition of the Weigel, Lackey & Ross Agency, who specialize in employee benefit programs for individuals and businesses; which include life and health insurance, group dental programs and retirement plans.

Simultaneous to growing our Ohio banking base, we have taken the critical step of expanding our First Place footprint beyond Ohio with the strategic acquisition of Southeast Michigan based Franklin Bank. As a result of this acquisition, we have gained an abundance of low cost core deposits plus a powerful array of business product offerings. This will go a long way in satisfying the needs of our growing customer base of small and medium size business customers throughout the First Place Midwest marketing areas.

2004 Financial Performance

This year, our total return to shareholders was a respectable 9.43%. This consisted of an increase of $1.09 in market value and $0.56 in dividends. 1.10%

1.07%

104%

First Place Financial Corp. reported net income for the fiscal year ended June 30, 2004 of 0.97% $14.2 million compared with $16.7 million reported for the fiscal year ended June 30, 0.86% 2003. Diluted earnings per share were $1.09 compared to $1.29 reported last year. Return on average equity and return on average assets for fiscal 2004 were 7.46% and 0.83% compared with 9.23% and 1.08% for fiscal 2003. Earnings reflect the inclusion of $4.3 million of pre-tax expenses ($2.8 million after-tax) related to the acquisition of Franklin Bancorp Inc., which was completed on May 28, 2004. These costs were $0.22 per diluted share. Without these costs, net income for the current year would have exceeded the prior year whether measured in total dollars or on a per share basis.

0.40% 0.33% 0.29% 0.23% 0.11%

2000 2001 2002 2003 2004

Our asset quality continues to improve and remains at very acceptable levels, despite the slow recovery of our Northeast Ohio marketplace. Net charge-offs as a percent of total loans have declined for the third year in a row to 0.23% down 42% from the 2001 level. Also, non-performing assets continue to decline and as of June 30th represent just .65% of assets, a decline of more than 26% from the previous year. While charge-offs and non-performing assets have declined, the allowance for loan losses has increased to 1.10% of total loans from 1.07% in the prior year to reflect a shift in the loan portfolio composition, recognizing the substantial increase in commercial loans.

Loan Loss Reserve Net Charge-Offs

Who is Franklin Bank?

The new thinking in banking for business.That’s who. Due in part to their powerful marketing program, Franklin has expanded their deposit base to over 14,000 Southeast Michigan business customers. Now they’ll be expanding their product offerings as well – bringing the First Place retail product mix to consumers in affluent Oakland and Wayne Counties.

As Franklin introduces its new consumer programs they are also introducing new loan production offices with recent openings in Grand Blanc and Northville, Michigan. These offices are staffed with experienced loan professionals to drive growth in our commercial real estate portfolio.

The Franklin acquisition provides First Place with an outstanding opportunity to grow its overall coverage area and enhance its stream of low cost deposits while dramatically accelerating the scope of its commercial loan activity. Additionally, the acquisition provides First Place with a successful business model to follow as we launch business financial products throughout the Midwest.

Importantly, Franklin’s President, Craig Johnson, has joined the First Place management team. Mr. Johnson brings twenty plus years in commercial banking to First Place.

Reshaping the Balance Sheet At 6/30/98- Total Assets= $712MM At 6/30/04- Total Assets= $2,247MM

Other Other

Although at lower yields, we continue 2% 16% to see good growth in our Ohio Investments

40%

markets.With the addition of Franklin Investments Mortgage

Mortgage

17% Loans Loans 36%

Bank, we believe that we are much 46% better positioned for margin stability and improvement if interest rates rise. With the acquisition of Franklin,

Consumer

our balance sheet reflects a major Commercial Loans

Loans 9%

shift in our loan and deposit mix. Consumer Commercial

Loans 1% Loans

Commercial loans now constitute 11% 22% nearly 33% of our loan portfolio,

At 6/30/98- Total Deposits= $435MM At 6/30/04- Total Deposits= $1,548MM

and core deposits exceed 60% of total

MMA Savings

deposits.We look forward to expanding Savings MMA

16% 9% 15% 23%

our customer base in Franklin’s NOW

13%

growing S o u t h e a s t Michigan CDs

NOW 39%

markets through the introduction 8%

CDs Non-Int. DDA

of our enhanced product lines. 60% 16%

Non-Int. DDA

1%

The Future

This past year has been the most important in the history of First Place. As we continue to reflect on our past accomplishments and consider our future opportunities, we wish to thank Jeff Francis for his enormous contribution to First Place Financial Corp. Jeff has recently announced his retirement from our board.We thank Jeff for his guidance and vision in helping to grow the First Place idea.

In 2004 we’ve added important services and products … we’ve expanded our footprint … and we’ve made a strategic acquisition as we seek to guarantee our future success. In 2005 we won’t forget what has made us one of the nations leading banking companies. Our commitment remains steadfast to our customers as our talented and passionate staff promise to provide personal service that’s second to none.

Steven R. Lewis

President and Chief Executive Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Financial and Other Data

	At June 30,
	2004	2003	2002	2001	2000

	(Dollars in thousands)
Selected Financial Condition Data:

Total assets	$2,247,080	$1,558,613	$1,590,935	$1,592,787	$1,051,577
Loans receivable, net	1,483,993	891,842	896,541	996,586	705,066
Loans held for sale	47,465	65,695	16,471	14,259	13,071
Allowance for loan losses	16,528	9,603	9,456	9,757	6,150
Nonperforming assets	14,643	13,774	12,566	15,384	7,416
Securities available for sale	378,248	346,429	462,927	415,270	249,638
Deposits	1,548,011	1,108,450	1,061,393	1,018,829	586,748
Borrowings	414,249	235,952	247,546	263,528	227,762
Repurchase agreements	31,108	9,547	63,705	91,064	75,000
Total shareholders’ equity	223,110	182,681	185,275	194,036	147,975

	For the Years Ended June 30,
	2004	2003	2002	2001	2000

	(Dollars in thousands)
Summary of Earnings:

Total interest income	$85,773	$87,394	$105,073	$98,018	$58,506
Total interest expense	37,605	43,296	60,421	59,463	32,657

Net interest income	48,168	44,098	44,652	38,555	25,849

Provision for loan losses	4,896	2,864	2,990	3,125	2,294

Net interest income after provision for loan losses	43,272	41,234	41,662	35,430	23,555

Total noninterest income (1)	22,510	20,207	15,007	3,020	2,447

Total noninterest expense (2) (3)	45,333	36,723	32,648	30,224	15,890

Income before income tax and minority interest	20,449	24,718	24,021	8,226	10,112

Provision for income tax	6,214	7,947	7,812	1,912	3,298

Minority interest in income (loss) of consolidated subsidiary	84	79	(21)	-	-

Net income	$14,151	$16,692	$16,230	$6,314	$6,814

(1)	For the year ended June 30, 2001, noninterest income included $4.8 million in restructuring losses associated with the merger with FFY Financial Corp.
(2)	For the year ended June 30, 2001, noninterest expense included merger, integration and restructuring charges of $3.9 million for the merger with FFY Financial Corp.
(3)	For the year ended June 30, 2004, noninterest expense included merger, integration and restructuring expense of $2.2 million for the merger with Franklin Bancorp Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Years Ended June 30,
	2004	2003	2002	2001	2000
Selected Financial Ratios and Other Data:

Performance Ratios (1):
Return on average assets	0.83%	1.08%	0.99%	0.47%	0.83%
Return on average equity	7.46	9.23	8.54	3.70	4.80
Interest rate spread	2.99	2.98	2.61	2.54	2.39
Net interest margin, fully taxable equivalent	3.20	3.21	3.01	3.16	3.25
Noninterest expense to average assets	2.65	2.38	1.99	2.26	1.94
Efficiency ratio	63.28	56.24	54.49	67.68	56.03
Average interest-earning assets to average interest-bearing liabilities	108.27	108.69	110.38	113.11	121.29
Dividend payout ratio	51.38	38.76	43.10	64.81	44.00

Capital Ratios:
Equity to total assets at end of period	9.93	11.72	11.65	12.19	14.07
Average equity to average assets	11.09	11.74	11.61	12.79	17.34
Tangible capital to adjusted total assets (2)	7.25	8.20	8.27	7.94	8.75
Tier 1 capital to adjusted total assets (2)	7.25	8.20	8.27	7.94	8.75
Tier 1 capital to risk weighted assets (2)	10.48	13.12	14.89	12.43	14.46
Total capital to risk weighted assets (2)	12.07	14.03	15.97	13.05	15.27

Asset Quality Ratios:
Nonperforming assets as a percent of total assets	0.65	0.88	0.79	0.97	0.71
Allowance for loan losses as a percent of loans	1.10	1.07	1.04	0.97	0.86
Net charge-offs to average loans	0.23	0.29	0.33	0.40	0.11
Allowance for loan losses as a percent of nonperforming loans	142.01	75.15	81.11	67.60	93.67

Per Share Data:
Basic earnings per share	$1.11	$1.31	$1.18	$0.54	$0.75
Diluted earnings per share	1.09	1.29	1.16	0.54	0.75
Dividends declared per common share	0.56	0.50	0.50	0.35	0.33
Tangible book value per share at year end	9.83	11.97	11.56	11.39	13.84

(1)	For the year ended June 30, 2001, the ratios include $4.8 million in restructuring losses and $3.9 million in merger, integration and restructuring charges associated with the merger with FFY Financial Corp. For the year ended June 30, 2004 the ratios include $2.2 million in merger, integration and restructuring charges associated with the merger with Franklin Bancorp Inc.
(2)	Regulatory capital ratios as of June 30, 2004 are the combined ratios for First Place Bank and Franklin Bank.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

First Place Financial Corp. (Company) was formed as a thrift holding company as a result of the conversion of First Place Bank (Bank), formerly known as First Federal Savings and Loan Association of Warren, from a federally-chartered mutual savings and loan association to a federally-chartered stock savings association in December of 1998.

On May 12, 2000, the Company acquired The Ravenna Savings Bank (Ravenna) in a tax-free exchange accounted for as a purchase. The Company reissued treasury stock valued at $23.9 million on the date the transaction was consummated to acquire all of the outstanding shares of Ravenna. At the date of acquisition, Ravenna was merged into the Bank.

On December 22, 2000, the Company completed the merger of equals transaction with FFY Financial Corp. (FFY). FFY was merged into the Company and FFY’s thrift subsidiary FFY Bank, was merged into the Bank. The Company issued 6,873,423 shares of common stock valued at approximately $68.3 million in the transaction with FFY. The transaction was recorded as a purchase and, accordingly, the operating results of FFY have been included in the Company’s consolidated financial statements since the date of acquisition.

The Company changed the name of its thrift subsidiary, First Federal Savings and Loan Association of Warren, to First Place Bank as part of the merger transaction with FFY.

On May 28, 2004, the Company acquired 100% of the common stock of Franklin Bancorp Inc. (Franklin) and merged Franklin into the Company. The consideration for the stock was approximately 50% cash based on $21.00 per share and 50% common stock of the Company exchanged at a ratio of 1.137 shares of First Place Financial Corp. for each share of Franklin. The cash consideration was approximately $39.815 million and the stock consideration consisted of approximately 2,156,000 shares valued at $40.765 million. Concurrent with the merger, Franklin’s wholly owned subsidiary, Franklin Bank N.A., converted from a national bank to a federally chartered thrift. As of June 30, 2004, both the Bank and Franklin Bank are wholly owned subsidiaries of the Company. The Bank had total assets of $1.677 billion and Franklin Bank had total assets of $615 million as of June 30, 2004. Effective July 2, 2004, First Place Bank and Franklin Bank were merged and will operate as a single federally-chartered stock savings association. The surviving corporation will be First Place Bank, although, it will continue to do business in Michigan under the name of Franklin Bank.

The Company is a community-oriented financial institution engaged primarily in gathering deposits to originate 1-4 family residential mortgage loans, commercial and consumer loans. The Company currently operates 27 retail locations and 16 loan production offices located in Ohio and Michigan.

Management’s discussion and analysis represents a review of the Company’s consolidated financial condition and results of operations. This review should be read in conjunction with the consolidated financial statements and footnotes. Dollars in the tables in the following sections are in thousands except per share data.

Forward-Looking Statements

When used in this Annual Report, or in future filings with the Securities and Exchange Commission, in press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results to be materially different from those indicated. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the market areas the Company conducts business, which could materially impact credit quality trends, changes in laws, regulations or policies of regulatory agencies, fluctuations in interest rates, demand for loans in the market areas the Company conducts business, and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company

Management’s Discussion and Analysis of Financial Condition and Results of Operations

undertakes no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Financial Condition

General.  Assets at June 30, 2004 totaled $2.247 billion compared to $1.559 billion at June 30, 2003, an increase of $688 million or 44.2%. The increase was due primarily to the acquisition of Franklin Bancorp Inc. and its subsidiary Franklin Bank as of May 28, 2004. Franklin had assets of $627 million as of May 28, 2004. The following table indicates what portion of the change in First Place’s assets, liabilities and equity was due to the Franklin acquisition. Fair value adjustments and purchase accounting entries that have been pushed down to Franklin Bank are included with the Franklin Acquisition column. Explanations of changes in individual categories follow the table.

Analysis of change in asset and liability categories

	Balance June 30, 2003	Franklin Acquisition May 28, 2004	All Other Activity	Balance June 30, 2004
ASSETS
Cash and due from banks	$32,206	$48,849	$(13,705)	$67,350
Interest-bearing deposits in other banks	1,650	76,385	(34,134)	43,901
Securities available for sale	346,429	51,870	(20,051)	378,248
Loans held for sale	65,695	13,015	(31,245)	47,465
Loans	901,445	348,286	250,790	1,500,521
Less, allowance for loan losses	9,603	4,506	2,419	16,528

Loans, net	891,842	343,780	248,371	1,483,993
Federal Home Loan Bank stock	22,523	5,947	915	29,385
Premises and equipment, net	19,766	2,586	41	22,393
Goodwill	18,407	35,723	1,218	55,348
Core deposits and other intangibles	4,902	15,274	(1,263)	18,913
Other assets	155,193	33,977	(89,086)	100,084

Total assets	$1,558,613	$627,406	$61,061	$2,247,080

LIABILITIES
Deposits
Non-interest bearing checking	$39,506	$229,538	$(29,073)	$239,971
Interest bearing checking	73,125	129,529	(4,497)	198,157
Savings	135,819	156	5,269	141,244
Money market	298,788	54,602	6,125	359,515
Certificates of deposit	561,212	63,247	(15,335)	609,124

Total deposits	1,108,450	477,072	(37,511)	1,548,011
Securities sold under agreements to repurchase	9,547	-	21,561	31,108
Borrowings	235,952	57,555	89,813	383,320
Junior subordinated deferrable interest debentures held by affiliated trusts that issued guaranteed capital securities	-	-	30,929	30,929

Other liabilities	21,983	10,476	(1,857)	30,602

Total liabilities	1,375,932	545,103	102,935	2,023,970

SHAREHOLDERS’ EQUITY	182,681	82,303	(41,874)	223,110

Total liabilities and shareholders’ equity	$1,558,613	$627,406	$61,061	$2,247,080

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans.  Total loans increased $600 million to $1.501 billion at June 30, 2004 from $901 million at June 30, 2003. The increase included $349 million from the Franklin acquisition and a $251 million net increase attributable to other activity during the year. The increase by type of loan included increases of $223 million in 1-4 family residential real estate loans, $335 million in commercial loans and $42 million in consumer loans. The Franklin acquisition included $39 million in 1-4 family residential real estate loans, $289 million in commercial loans and $21 million in consumer loans. The remaining net increases during the year were $184 million in 1-4 family residential real estate loans, $46 million in commercial loans and $21 million in consumer loans. At June 30, 2003, the loan portfolio was 64% residential real estate loans, 18% commercial loans and 18% consumer loans. The Franklin acquisition significantly increased the percentage of the portfolio invested in commercial loans. At June 30, 2004, the loan portfolio was 53% residential real estate loans, 33% commercial loans and 14% consumer loans. The Company intends to continue to increase commercial loans relative to residential real estate loans in order to increase the diversity of the loan portfolio.

The Company engages in mortgage banking as part of an overall strategy to deliver loan products to customers. As a result, the Company sells most fixed rate residential loans and some adjustable-rate residential loans. During fiscal 2004, the company originated $1.3 billion in 1-4 family residential loans and sold $0.9 billion compared to originations of $1.0 billion and sales of $0.7 billion in fiscal 2003. This increase was achieved through the addition of a loan production office, the hiring of additional commissioned loan officers and the addition of a wholesale department that purchases loans from independent originators and brokers.

Nonperforming Assets.  Nonperforming assets consist of loans past due greater than 90 days, nonaccrual loans, restructured loans and repossessed assets. There were no loans at June 30, 2004 or at June 30, 2003 past due greater than 90 days and still accruing interest. Nonperforming assets totaled $14.6 million at June 30, 2004 compared to $13.8 million at June 30, 2003. At June 30, 2004, nonperforming assets consisted of $11.0 million in nonaccrual loans, $0.6 million in restructured loans and $3.0 million in repossessed assets. At June 30, 2003, nonperforming assets consisted of $11.6 million in nonaccrual loans, $1.2 million in restructured loans and $1.0 million of repossessed assets. While nonperforming assets increased $0.8 million during fiscal 2004, the ratio of nonperforming assets to total assets decreased to 0.65% at June 30, 2004, from 0.88% at June 30, 2003.

Allowance for Loan Losses.  The allowance for loan losses represents management’s assessment of the estimated probable credit losses in the loan portfolio at each balance sheet date. All lending activity contains associated risks of loan losses. Management analyzes the adequacy of the allowance for loan losses regularly through reviews of the performance of the loan portfolio considering economic conditions, changes in interest rates and the effect of such changes on real estate values, changes in the composition of the loan portfolio, and trends in past due and nonperforming loans. The allowance for loan losses is a material estimate that is particularly susceptible to significant changes in the near term and is established through a provision for loan losses based on management’s evaluation of the risk inherent in the Company’s loan portfolio and the general economy. Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that management believes warrant recognition in providing for an appropriate loan loss allowance. In addition to the analysis and procedures just described, the Company utilizes an outside party to conduct an independent review of commercial and commercial real estate loans. The Company uses the results of this review to help determine the effectiveness of the existing policies and procedures, and to provide an independent assessment of the allowance for loan losses allocated to these types of loans.

At June 30, 2004, the allowance for loan losses was $16.5 million compared to $9.6 million as of June 30, 2003. The majority of this increase, $4.5 million of the total increase of $6.9 million, was due to the allowance acquired in the Franklin acquisition. The ratio of the allowance to gross loans outstanding was 1.10% at June 30, 2004, an increase from 1.07% at June 30, 2003. Net charge-offs for fiscal 2004 totaled $2.5 million compared to $2.7 million for the fiscal year ended June 30, 2003. Loans 30 days or more delinquent totaled $17.7 million as of June 30, 2004 and as of June 30, 2003. Loans 30 or more days delinquent as a percent of net loans were 1.19% as June 30, 2004 and 1.98% as of June 30, 2003. Management believes that the allowance for loan losses was appropriately stated at June 30, 2004.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Securities.  The securities portfolio increased $32 million to $378 million at June 30, 2004, from $346 million at June 30, 2003. This change included $52 million of securities acquired in connection with the Franklin acquisition and a net decrease of $20 million due to other activity. The other activity included $73 million of purchases, $56 million of amortization and maturities, $29 million of sales and a net decrease of $8 million in market value. The declines in market value were primarily attributable to rising interest rates during fiscal 2004 and all impairment that occurred was considered to be temporary. Management believes that none of these investments which were impaired met the criteria to be considered other than temporarily impaired.

Goodwill and Intangible Assets.  Goodwill increased $37 million to $55 million at June 30, 2004. The Franklin acquisition accounted for $36 million of the increase. No impairment of goodwill was recorded during the year. Core deposits and other intangibles increase $14 million to $19 million from $5 million a year earlier. The increase was primarily due to recording $15 million related to the Franklin acquisition.

Deposits.  Total deposits were $1.548 billion at June 30, 2004, an increase of $440 million, compared to $1.108 billion at June 30, 2003. The Franklin acquisition added $477 million to deposits, and the remaining activity was a net decrease of $37 million. The net growth by deposit category included $201 million in noninterest-bearing checking, $125 million in interest-bearing checking, $61 million in money market accounts, $48 million in certificates of deposit and $5 million in savings accounts. Franklin’s deposits were concentrated in noninterest-bearing checking and to a lesser extent interest-bearing checking. The acquisition accounts for all of the growth in those two categories. As a result, the mix of the Company’s deposits has shifted during fiscal 2004 to include a larger percentage of core deposits, particularly checking accounts. This should result in lower deposit costs and less sensitivity to interest rate fluctuations in fiscal 2005. The Company regularly monitors competition within its market areas and structures deposit rates to remain competitive within the market and to attract and retain customers.

Borrowings.  Securities sold under agreements to repurchase increased $21 million to $31 million at June 30, 2004, compared to $10 million at June 30, 2003. The increase was primarily due to $23 million of long-term repurchase agreements maturing in fiscal 2007, 2008 and 2009, which financed purchases of mortgage-backed securities with similar duration. Short-term Federal Home Loan Bank (FHLB) advances increased $77 million to $196 million at June 30, 2004 compared to $119 million at June 30, 2003. This increase funded a significant portion of the growth in loans during the fiscal year and was not attributable to the Franklin acquisition. Long-term FHLB advances increased $70 million to $187 million at June 30, 2004 compared to $117 million at June 30, 2003. The Franklin acquisition accounted for $58 million of the increase.

In December 2003, the Company issued $31 million of Junior Debentures. These debentures were issued to an unconsolidated affiliate that purchased them with the proceeds from a $30 million issue of trust preferred securities to an outside party. The proceeds of the Junior Debentures were used to fund a portion of the cash consideration for the Franklin acquisition. For additional information on the Junior Debentures see discussion of these securities under Off-Balance-Sheet Agreements in the following section. The Company uses borrowings as part of its liquidity management, cash flow, and asset/liability management. Borrowings are an alternative to raising cash through deposit growth and are used when they offer a favorable alternative to deposits in terms of rate, maturity or volume.

Capital Resources.  Total shareholders’ equity increased $40 million to $223 million at June 30, 2004, compared to $183 million at June 30, 2003. This increase was primarily composed of increases of $41 million for the issuance of treasury stock to fund the stock portion of the Franklin acquisition and $14 million in net income along with decreases of $7 million for treasury stock purchases and $7 million for cash dividends. The Company’s Board of Directors authorized stock repurchase programs in March 2003 and March 2004 each for the repurchase of up to 750,000 shares of the Company’s common stock over a 12-month period in open market transactions or in privately negotiated transactions in accordance with applicable regulations of the Securities and Exchange Commission. During fiscal 2004, the Company repurchased 385,900 shares at an average price of $17.66. At June 30, 2004, there were 466,400 shares remaining under the stock buy-back program approved in March 2004. Stock repurchase programs are a component of the Company’s strategy to invest excess capital after consideration of market and economic factors, the effect on shareholder dilution, adequacy of capital, effect on liquidity and an assessment of alternative

Management’s Discussion and Analysis of Financial Condition and Results of Operations

investment returns. Shares repurchased by the Company may be used to meet the Company’s requirements for common shares under its dividend reinvestment plan, stock option or other stock based plans and for general corporate purposes such as expansion and acquisitions or future capital requirements.

Office of Thrift Supervision (OTS) regulations require savings institutions to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%. At June 30, 2004, the Bank’s capital levels were above the levels required to be well capitalized, and Franklin Bank’s capital levels were above the levels required to be adequately capitalized. The Bank and Franklin Bank merged effective July 2, 2004. On a combined basis, the capital levels of both banks together were above the levels required to be well capitalized as of June 30, 2004.

Contractual Obligations and Off-Balance-Sheet Arrangements

Contractual Obligations.  The Company uses a variety of funding sources to finance its earning assets and other activities. These contractual obligations have various terms and maturities that may require the outlay of cash in the future. The following table summarizes those obligations as of June 30, 2004 by type and by payment date. The amounts represent the amounts contractually due and do not include any interest, premiums, discounts or other similar carrying value adjustments. Additional information on the terms of these obligations can be found in the referenced note to the consolidated financial statements. Dollars are in thousands.

	Financial Statement Note Reference	One Year or Less	One to Three Years	Three to To Five Years	Over Five Years	Total
Deposits without a stated maturity		$938,887	$-	$-	$-	$938,887
Lease obligations	7	2,042	3,479	2,262	981	8,764
Certificates of deposit	9	290,850	245,078	71,587	1,609	609,124
Securities sold under agreement to repurchase	10	8,358	8,250	14,500	-	31,108
Borrowings	11	225,630	41,550	32,875	80,567	380,622
Junior subordinated debentures	12	-	-	-	30,929	30,929
Purchase obligations	17	540	1,080	450	-	2,070

Total		$1,466,307	$299,437	$121,674	$114,086	$2,001,274

Off-Balance-Sheet Arrangements.  The Company regularly engages in business practices that give rise to obligations or interests that are not fully included in the statements of financial position. They include commitments to make loans, commitments to sell loans, guarantees under letters of credit, interests in securities or derivatives used to hedge the value of loans held for sale and the use of wholly-owned unconsolidated special purpose entities which act as trusts to facilitate the sale of debt securities to the public.

As a lending institution, the Company makes commitments to lend money before loans are disbursed in order to serve the needs of borrowers. At June 30, 2004, the Company had commitments to make loans totaling $219 million including $116 million in commitments to make new loans and $103 million in unused lines and letters of credit. These loan commitments are similar in form and terms to loans already recorded on the books and do not present credit risks that are different from the credit risks in the existing loan portfolio. The Company does have interest rate risk on loan commitments and loans held for sale between the time a rate commitment is made to the borrower and the time the company contracts for the sale of the loan. This risk is minimized by issuing commitments to sell loans or mortgage-backed securities to offset this interest rate risk. At June 30, 2004, the Company had $63 million in mortgage loan commitments that are in the form of obligations to sell mortgage backed securities of like maturity and coupon to the loan commitments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company issues standby letters of credit for commercial customers to third parties to guarantee the performance of customers to those third parties. If the customer fails to perform, the Company performs in its place and treats the funds advanced as an interest-bearing loan. Therefore, these standby letters of credit represent the same risk to the Company as a loan to that commercial loan customer would. At June 30, 2004, the Company had $2.5 million in standby letters of credit outstanding with an average remaining term of 29 months. While no liability has been recorded for the nominal amount of this obligation, the fair value of this obligation has been recorded in the form of unearned fees.

In December 2003, the Company formed two affiliated trusts that issued $30.0 million of Guaranteed Capital Trust Securities. These affiliates used the equity capital from the Company and the proceeds of the Guaranteed Capital Trust Securities to purchase $30.9 million in Junior Subordinated Deferrable Interest Debentures from the Company. The affiliates have no other operations. Based on the structure, nature and purpose of these affiliated trusts, the Company has accounted for them using the equity method, and therefore they have not been included in the consolidated financial statements. The Company has guaranteed the securities issued by the affiliated trusts; however, this guarantee is recorded as a liability of the Company in the form of the Junior Subordinated Deferrable Interest Debentures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations for Years Ended June 30, 2004 and 2003

General.  The Company recorded net income for the year ended June 30, 2004 of $14.2 million, a decrease of 15.0% or $2.5 million, from net income of $16.7 million for the year ended June 30, 2003. Diluted earnings per share for the year ended June 30, 2004 were $1.09, a decrease of 15.5% compared to $1.29 for the year ended June 30, 2003. The decrease in net income and earnings per share was due primarily to increases in non-interest expense and the provision for loan losses, which were both impacted by merger related expenses. For fiscal 2004, returns on average equity (“ROE”) and average assets (“ROA”) were 7.46% and 0.83%, respectively, compared to 9.23% and 1.08% for fiscal 2003.

Net Interest Income.  The table below, in the section titled Average Balances, Interest Rates, and Yields provides important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income. Interest income for the year ended June 30, 2004 totaled $85.8 million, a decrease of $1.6 million from $87.4 million for the year ended June 30, 2003. Interest income on loans totaled $71.9 million for the year ended June 30, 2004 compared to $69.7 million for the year ended June 30, 2003, an increase of $2.2 million. The increase in interest income on loans was primarily due to an increase of $199.6 million in the average balance of loans partially offset by a reduction in the average yield on loans of 1.05% to 6.16% for fiscal 2004 compared to 7.21% for the prior fiscal year. The increase in average loan balances was primarily due to the addition of commissioned loan officers, the addition of one new loan production office in fiscal 2004, the addition of three loan production offices in fiscal 2003, which were operating for a full year in fiscal 2004 and to a lesser extent the Franklin acquisition. Interest rates during fiscal 2004 continued to remain at historically low levels resulting in a high level of refinance activity, which reduced the average yield on loans, compared to fiscal 2003. Interest income on mortgage-backed and other securities decreased $3.8 million and totaled $13.9 million for the year ended June 30, 2003 compared to $17.7 million for the prior year. The increase in interest income on mortgage-backed and other securities was due to a $58 million increase in the average balance, partially offset by a 31 basis point decline in average rate.

Interest expense for the year ended June 30, 2004 was $37.6 million, a decrease of $5.7 million from $43.3 million for the prior year ended June 30, 2003. Interest expense on deposits decreased by $5.6 million to $25.2 million for the year ended June 30, 2004 from $30.8 million for the year ended June 30, 2003. The decrease in interest expense on deposits was primarily due to a decline in the average cost of interest-bearing deposits from 2.91% for the prior year ended June 30, 2003 to 2.32% for the year ended June 30, 2004, a decline of 59 basis points. Average interest-bearing deposit balances increased $31.8 million to $1,089.0 million for the year ended June 30, 2004 compared to $1,057.2 million for the year ended June 30, 2003. The increase was due to growth in interest-bearing checking and money market accounts partially offset by a decline in higher-costing time deposits. Interest expense on repurchase agreements declined $0.6 million to $0.7 million from $1.3 million for the prior year primarily due to a reduction in the average cost of repurchase agreements as higher rate instruments matured and were replaced by lower rate instruments. Interest expense on borrowings was $10.7 million for the year ended June 30, 2004, a decrease of $0.6 million from the prior year. The decrease was the net effect of a 1.79% decrease in the average rate and an $84.7 million decrease in the average balance. Substantially all of the increase in the average balance occurred in short-term FHLB advances, which substantially lowered the average cost of borrowings. In addition, the average cost of borrowings declined due to a decline in interest rate swap expense of $0.9 million to $2.6 million from $3.5 million in the prior year. The interest rate swaps were redeemed on August 9, 2002 at the fair value of $12.6 million and a loss in other comprehensive income, net of tax, of $8.2 million was recorded that will be amortized to interest expense over the remaining original terms of the individual interest rate swap contracts. The amount amortized to expense in future periods is expected to be less than what the net interest cost would have been in each period under the prevailing lower interest rate environment that existed at the time the interest rate swaps were redeemed. Approximately 60% of this expense will be recognized within the first three fiscal years beginning in the year ended June 30, 2003 with the remainder to be recognized in essentially equal annual increments through fiscal year 2010. Additional information can be found in the notes to the consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net interest income for the year ended June 30, 2004 totaled $48.2 million versus $44.1 million for the year ended June 30, 2003, an increase of $4.1 million. This increase was primarily due to a $134.6 million increase in interest-earning assets. Both asset yields and liability costs declined during fiscal 2004 as paid off loans and maturing liabilities were replaced by new instruments at lower interest rates. The Company was able to hold the levels of interest rate spread and net interest margin within one basis point of prior year levels by changing the mix of assets to include relatively more loans and less securities and by utilizing low cost short-term borrowings to finance growth.

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

For the Years Ended June 30,	2004
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
(Dollars in thousands)

Assets
Interest-earning assets:
Loans receivable, net(2)	$1,169,251	$72,031	6.16%
Mortgage-backed and related securities(1)	120,066	5,383	4.48
Securities(1) (2)	219,243	8,335	3.80
Other earning assets	5,379	50	0.93
Federal Home Loan Bank stock	23,371	938	4.01

Total interest-earning assets	1,537,310	86,737	5.64
Cash and cash equivalents	35,741
Other assets	149,400
Allowance for loan losses	(11,163)

Total assets	$1,711,288

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing checking and money market accounts	$395,790	$4,934	1.25%
Savings accounts	135,498	788	0.58
Time deposits	557,746	19,517	3.50
Repurchase agreements	26,087	735	2.82
Borrowings	288,349	10,737	3.72
Junior subordinated deferrable interest debentures held by trusts that issued guaranteed capital securities	16,457	894	5.43

Total interest-bearing liabilities	1,419,927	37,605	2.65
Noninterest-bearing deposits	60,647
Other liabilities	41,016

Total liabilities	1,521,590
Shareholders’ equity	189,698

Total liabilities and shareholders’ equity	$1,711,288

Net interest income/interest rate spread		$49,132	2.99%

Net interest margin			3.20%

Average interest-earning assets to interest-bearing liabilities			108.27%

(1)	Includes unamortized discounts and premiums. Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(2)	Average yields are stated on a fully taxable equivalent basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	2003			2002
Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate

$969,692	$69,871	7.21%	$1,004,318	$79,319	7.90%
139,521	7,265	5.21	229,079	13,806	6.03
257,824	10,045	3.90	205,851	10,215	4.96
13,768	255	1.85	66,341	1,722	2.60
21,937	945	4.31	20,869	1,134	5.43

1,402,742	88,381	6.33	1,526,458	106,196	6.98
35,659			34,605
111,136			85,643
(9,502)			(9,677)

$1,540,035			$1,637,029

$348,348	$5,732	1.65%	$300,846	$7,073	2.35%
134,028	1,216	0.91	135,243	2,479	1.83
574,803	23,822	4.14	599,232	30,159	5.03
28,776	1,252	4.35	90,645	4,893	5.40
204,654	11,274	5.51	256,911	15,817	6.16

1,290,609	43,296	3.35	1,382,877	60,421	4.37
36,622			28,133
32,027			35,923

1,359,258			1,446,933
180,777			190,096

$1,540,035			$1,637,029

	$45,085	2.98%		$45,775	2.61%

		3.21%			3.01%

		108.69%			110.38%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Rate/Volume Analysis of Net Interest Income.  The following table presents the dollar amount of changes in fully tax equivalent interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in balances and/or changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended June 30, 2004 Compared to Year Ended June 30, 2003			Year Ended June 30, 2003 Compared to Year Ended June 30, 2002
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in thousands)
Interest-Earning Assets:
Loans receivable, net	$13,190	$(11,030)	$2,160	$(2,674)	$(6,774)	$(9,448)
Mortgage-backed and related securities	(939)	(943)	(1,882)	(4,853)	(1,688)	(6,541)
Securities	(1,460)	(250)	(1,710)	2,271	(2,441)	(170)
Other earning assets	(113)	(92)	(205)	(1,075)	(392)	(1,467)
Federal Home Loan Bank stock	60	(67)	(7)	55	(244)	(189)

Total interest-earning assets	10,738	(12,382)	(1,644)	(6,276)	(11,539)	(17,815)

Interest-Bearing Liabilities:
Interest-bearing checking and money market accounts	716	(1,514)	(798)	994	(2,335)	(1,341)
Savings accounts	13	(441)	(428)	(22)	(1,241)	(1,263)
Time deposits	(693)	(3,612)	(4,305)	(1,187)	(5,150)	(6,337)
Repurchase agreements	(108)	(409)	(517)	(2,834)	(807)	(3,641)
Borrowings	3,784	(4,321)	(537)	(2,991)	(1,552)	(4,543)
Junior subordinated deferrable interest debentures held by trusts that issued guaranteed capital securities	894	-	894	-	-	-

Total interest-bearing liabilities	4,606	(10,297)	(5,691)	(6,040)	(11,085)	(17,125)

Net change in net interest income	$6,132	$(2,085)	$4,047	$(236)	$(454)	$(690)

Provision for Loan Losses.  The provision for loan losses was $4.9 million for fiscal 2004, which was an increase of $2.0 million from fiscal 2003 expense of $2.9 million. The majority of that increase was due to a $1.5 million provision related to the Franklin Bank loan portfolio. That charge was recorded after the merger took place to reflect a change in the approach to managing credit issues at Franklin and to conform Franklin’s practices to those that First Place Bank has used successfully to manage credit risk. The remaining increase of $0.5 million was due to growth in the loan portfolio and a change in the mix of loans to include relatively more commercial loans in fiscal 2004 compared to fiscal 2003.

Noninterest Income.  Noninterest income increased 11% to $22.5 million in the year ended June 30, 2004 from $20.2 million for the prior year ended June 30, 2003. The increase was due primarily to an improvement in income from loan servicing. Loan servicing income is composed of the current fees generated from the servicing of sold loans less the current amortization of mortgage servicing rights (MSRs) and the adjustment for any change in the allowance for impairment of MSRs, which are valued at the lower of cost or market. The valuation of MSRs is a critical accounting policy and the Company utilizes the services of an independent firm to determine market value. Both the amortization and the valuation of MSRs are sensitive to movements in

Management’s Discussion and Analysis of Financial Condition and Results of Operations

interest rates. Both amortization and impairment valuation allowances tend to increase as rates fall and tend to decrease as rates rise. However, the level of amortization is a function of interest rates over the period while the level of impairment valuation allowances is a function of interest rates at the end of the period. Historically low interest rates over the past two years and volatility in rates recently have resulted in the increased variability of loan servicing income over the past two years. The table below shows how the change in the impairment of MSRs impacts loan servicing income.

	Year ended June 30,
	2004	2003
Loan servicing income (loss)
Loan servicing revenue net of amortization	$ (2,088)	$ (2,594)
Change in impairment of MSRs	2,099	(2,397)

Total loan servicing income (loss)	$ 11	$ (4,991)

The reduction of the loss in loan servicing revenue net of amortization in the current year compared to the prior year was due to a slowdown in amortization of servicing rights due to loan payoffs. The change in impairment was due to interest rates being significantly higher at June 30, 2004 than they were at June 30, 2003. The effective yield on the ten-year US Treasury note, a primary factor in pricing fixed rate mortgage products, is up more that 100 basis points at June 30, 2004 compared to June 30, 2003. The remaining allowance for impairment of MSRs at June 30, 2004 was $0.3 million.

Gains from the sale of loans totaled $8.5 million for the current fiscal year, a decline of $4.9 million from $13.4 million in the prior year. Gains in the current year averaged 94 basis points on $905 million of loan sales compared to gains averaging 197 basis points on $680 million of loan sales in the prior year. Sales margins were higher in fiscal 2003 as interest rates were on a downward trend throughout most of the year. Rates have trended upward through fiscal 2004 resulting in a narrowing of margins on the gain on sale of loans. Service charges and fees on deposit accounts increased $0.7 million to $5.8 million for fiscal 2004 compared to $5.1 million for the prior year. These fees represent a stable source of income that is expected to grow as deposit balances grow. Revenues from non-bank businesses increased $1.2 million for fiscal 2004 compared to fiscal 2003. This was primarily due to including a full year of revenue from two affiliates, APB Financial Group, Ltd. and majority ownership in Title Works, LLC both acquired January 2003.

Noninterest Expense.  Noninterest expense for the year ended June 30, 2004 totaled $45.3 million compared to $36.7 million for the year ended June 30, 2003, an increase of $8.6 million or 23%. The Company has undertaken a number of expansion initiatives over the past two years which have resulted in significant increases in noninterest expense. These initiatives have also resulted in significant increases in residential loan originations and other non-bank income. The initiatives include having a full year of expenses for TitleWorks, APB, loan production offices in Cincinnati, Toledo and Hudson, Ohio, a financial center in Solon, Ohio and adding a wholesale residential lending department. Each of these initiatives were new in fiscal 2003 and only included a partial year of revenue and expense. In addition, the current year included one month’s expense from the Franklin acquisition. These initiatives particularly impacted salaries and benefits and occupancy expenses and to a lesser extent marketing and other expense. Salaries and benefits expense increased $3.3 million to $21.7 million for the current fiscal year compared to $18.4 million for the prior year. Occupancy expenses were $6.5 million for the year ended June 30, 2004, an increase of $0.7 million over expense of $5.8 million for the prior fiscal year. Merger, integration and restructuring expense related to the Franklin acquisition was $2.2 million in fiscal 2004 compared to no expense in the prior year. These expenses included personnel, data processing, travel, and consulting expenses for legal, accounting and other services. Other noninterest expenses increased $1.2 million to $7.3 million for the current fiscal year compared to $6.1 million in the prior year. This increase was primarily due to a $0.8 million charge related to aged outstanding reconciling items in the Bank’s primary correspondent bank account. It was determined that these reconciling items were not likely to be recovered due to their age.

Provision for Income Taxes.  Income tax for the current fiscal year was $6.2 million, a decrease of $1.7 million from the prior year expense of $7.9 million. The decline was due to a decline in pretax income and a decline in the effective tax rate to

Management’s Discussion and Analysis of Financial Condition and Results of Operations

30.4% for fiscal 2004 from 32.2% for fiscal 2003. The lower effective tax rate was primarily due to permanent tax benefits recognized related to the Company’s employee stock ownership plan.

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

Net Interest Income.  The table above, in the section titled Average Balances, Interest Rates, and Yields provides important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income. Interest income for the year ended June 30, 2003 totaled $87.4 million, a decrease of $17.7 million from $105.1 million for the year ended June 30, 2002. Interest income on loans totaled $69.7 million for the year ended June 30, 2003 compared to $79.3 million for the year ended June 30, 2002, a decrease of $9.6 million. The decrease in interest income on loans was primarily due to a reduction in the average yield on loans of 69 basis points to 7.21%. Market interest rates continued at historically low levels throughout the fiscal year, which created an environment favorable for residential 1-4 family mortgage holders to refinance their existing mortgage or to secure a mortgage on a new residence. The accelerated prepayments of higher yielding mortgages contributed to the overall decline in the yield on the loan portfolio. Average loan balances, including loans held for sale, decreased $34.6 million to $969.7 million compared to the prior fiscal year. The decrease was primarily due to a reduction in mortgage loan balances, partially offset by an increase in commercial loan balances. Interest income on securities decreased $6.4 million and totaled $16.5 million for the year ended June 30, 2003 compared to $22.9 million for the prior year. The decrease in interest income on securities was due to a 116 basis point decline in the average yield on the security portfolio and also due to a $37.6 million decrease in average balances, from $434.9 million for the year ended June 30, 2002 to $397.3 million for the year ended June 30, 2003. Interest income from other earning assets, primarily federal funds sold, decreased $1.4 million due to a decrease in average balances of $52.5 million to $13.8 million for fiscal 2003 and also due to a 75 basis point decline in the average yield.

Interest expense for the year ended June 30, 2003 was $43.3 million, a decrease of $17.1 million from $60.4 million for the prior year ended June 30, 2002. A reduction in average balances of interest-bearing liabilities of $92.3 million and a reduction in the average rate paid on interest-bearing liabilities of 102 basis points contributed to the decrease. Interest expense on deposits decreased by $8.9 million from $39.7 million for the year ended June 30, 2002 to $30.8 million for the year ended June 30, 2003. The decrease in interest expense on deposits was primarily due to a decline in the average cost of interest-bearing deposits from 3.83% for the prior year ended June 30, 2002 to 2.91% for the year ended June 30, 2003, a decline of 92 basis points. Average interest-bearing deposit balances increased $21.9 million to $1,057.2 million for the year ended June 30, 2003 compared to $1,035.3 million for the year ended June 30, 2002. The increase was due to growth in money market accounts partially offset by a decline in higher-costing time deposits. Interest expense on borrowed funds was $11.3 million for the year ended June 30, 2003, a decrease of $4.5 million from the prior year. The decrease was primarily due to a combination of lower average balances of FHLB advances and reduced expense from interest rate swaps that were terminated during the year. The expense recorded for the year ended June 30, 2003 attributable to the interest rate swaps was $3.5 million compared to $5.5 million for the year ended June 30, 2002. The interest rate swaps were redeemed on August 9, 2002 at the fair value of $12.6 million, which was recorded as a component of other comprehensive income in shareholders’ equity, for a loss of $8.2 million net of tax. The loss is amortized to interest expense over the remaining original terms of the individual interest rate swap contracts. The amount amortized to expense in future periods is expected to be less than what the net interest cost would have been in each period under the prevailing lower interest rate environment that existed at the time the interest rate swaps were redeemed. Approximately 60% of

Management’s Discussion and Analysis of Financial Condition and Results of Operations

this expense will be recognized within the first three fiscal years beginning in the year ended June 30, 2003 with the remainder to be recognized in essentially equal annual increments through fiscal year 2010. Additional information can be found in the notes to the consolidated financial statements and in the Comparison of Results of Operations for Years Ended June 30, 2002 and 2001. Interest expense on repurchase agreements declined $3.6 million to $1.3 million from $4.9 million for the prior year ended June 30, 2002. The decrease was due to a reduction in average balances caused by the scheduled maturity of the repurchase agreements.

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

Noninterest Income.  Noninterest income increased 35% to $20.2 million in the year ended June 30, 2003 from $15.0 million for the prior year ended June 30, 2002. The increase was due primarily to gains on the sale of mortgage loans and revenues from non-bank businesses acquired in June, 2002 and January, 2003, as discussed below, offset by a net loss from loan servicing income. Gains from the sale of loans totaled $13.4 million for the current fiscal year compared to $7.3 million in the prior year. The gains on loan sales were aided by the continuation throughout the year of low mortgage interest rates, which resulted in high levels of residential mortgage origination activity. For fiscal 2003, mortgage loan sales totaled $680.1 million compared to $464.4 million in the prior year, an increase of $215.7 million. The full-year net loss in loan servicing income was $5.0 million for the year ended June 30, 2003 compared to a net loss in the prior year of $0.6 million. Included in the current year were $2.4 million of non-cash charges for impairment to the valuation of the mortgage servicing rights, or MSRs. Similar valuation adjustments to mortgage servicing rights for fiscal 2002 were negligible. Additionally, amortization of the related capitalized servicing asset is charged against servicing income. Amortization was accelerated throughout fiscal 2003 as a result of rapid prepayments of serviced loans, which contributed to the overall level of losses on loan servicing income. The valuation of MSRs is a critical accounting policy and the Company utilizes the services of two outside firms to support the valuation process. At June 30, 2003, the value of the MSRs was 0.69% of the loans being serviced.

Acquisitions of non-bank businesses contributed to an increase in noninterest income during fiscal 2003. They include Coldwell Banker The Brokers Realty Group (June, 2002); the remaining one-third interest in Coldwell Banker First Place Real Estate Ltd. (July 2002); APB Financial Group, Ltd. (January 2003); and the majority ownership in Title Works, LLC (January 2003). These acquisitions added $3.1 million to other noninterest income for fiscal 2003 compared to the prior year.

Service charge income increased to $5.1 million in the year ended June 30, 2003, an increase of $0.7 million from $4.4 million for the year ended June 30, 2002. The increase was primarily attributable to revenues generated by transaction accounts. The Company reported net gains on sales of securities for fiscal year 2003 of $1.1 million compared to net gains of $1.6 million for fiscal year 2002. During the current year, the Company sold certain securities that were anticipated to have very rapid prepayments due to continued low interest rates.

Noninterest Expense.  Noninterest expense for the year ended June 30, 2003 totaled $36.7 million compared to $32.6 million for the year ended June 30, 2002, an increase of $4.1 million. The non-bank business acquisitions referenced above contributed $2.2 million to the increase in noninterest expense, as described more fully below. Salaries and benefits expense increased $2.1 million to $18.4 million for the current fiscal year compared to $16.3 million for the prior year. The non-bank business acquisitions contributed $1.1 million to the increase in salaries and benefits expense. The balance of the increase was due to other increases in wages, health benefits and other employee benefits. Occupancy expenses were $5.8 million for the year ended June 30, 2003, an increase of $0.5 million over the prior fiscal year. Non-bank businesses added $0.4 million to occupancy expense for the year ended June 30, 2003. Loan expenses were $1.5 million for the year ended June 30, 2003 compared to $0.9 million for the year ended June 30, 2002. The increase was attributable to the higher volumes of mortgage loans originated. Other noninterest

Management’s Discussion and Analysis of Financial Condition and Results of Operations

expenses increased $0.9 million to $7.1 million for the current fiscal year attributable primarily to the non-bank businesses acquired. The efficiency ratio was 56.2% for the current fiscal year compared to 54.5% for the prior fiscal year.

Asset/Liability Management and Market Risk

The Company, like other financial institutions, is subject to market risk. Market risk is the type of risk that occurs when a company suffers economic loss due to changes in the market value of various types of assets or liabilities. As a financial institution, the Company makes a profit by accepting and managing various risks with credit risk and interest rate risk being the most significant. Interest rate risk is the Company’s primary market risk. It is the risk that occurs when changes in market interest rates will result in a reduction in net interest income or net interest margin because interest-bearing assets and interest-bearing liabilities mature at different intervals and reprice at different times. Asset/liability management is the measurement and analysis of the Company’s exposure to changes in net interest income due to changes in interest rates. The objective of the Company’s asset/liability management function is to balance the goal of maximizing net interest income with the control of risks in the areas of liquidity, safety, capital adequacy and earnings volatility. In general, the Company’s customers seek loans with long-term fixed rates and deposit products with shorter maturities which creates a mismatch of asset and liability maturities. The Company’s primary strategy to counteract this mismatch is to sell the majority of long-term fixed rate loans within 90 days after they are closed. The Company manages this risk and other aspects of interest rate risk on a continuing basis through a number of functions including review of monthly financial results, rate setting, cash forecasting and planning, budgeting and an Asset/Liability Committee.

On a quarterly basis, the Asset/Liability Committee reviews the results of an interest rate risk model that forecasts changes in net interest income and Net Portfolio Value (NPV) based on one or more interest rate scenarios. NPV is the market value of financial assets less the market value of financial liabilities. The model combines detailed information on existing assets and liabilities with an interest rate forecast, loan prepayment speed assumptions and assumptions about how those assets and liabilities will react to changes in interest rates. These assumptions are inherently uncertain, and as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as differences in how interest rates change at various points along the yield curve.

The results below indicate how NPV would change based on various changes in interest rates. The projections are based on an instantaneous change in interest rates and assume that short-term and long-term rates change by the same magnitude and in the same direction.

Net Portfolio Value
Basis Point Change in Rates	Net Portfolio Value Ratio
+200	9.93%
+100	10.01%
Base	9.83%
-100	9.82%

The change in the NPV ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and the Company did not change existing strategies. The actual results could be better or worse based on changes in interest rate risk strategies. The above results indicate minimal exposure to falling rates and a small benefit from rising rates. The results of the projections are within parameters established by the Board of Directors.

In addition to the risk of changes in net interest income, the Company is exposed to interest rate risk related to loans held for sale and loan commitments. This is the risk that occurs when the changes in interest rates will reduce gains or result in losses on the sale of residential mortgage loans that the Company has committed to originate but has not yet contracted to sell. The Company hedges this risk by executing commitments to sell loans or mortgage-backed securities based on the volume of committed loans

Management’s Discussion and Analysis of Financial Condition and Results of Operations

that are likely to close. Additionally, MSRs act as a hedge against rising rates, as they becomes more valuable in a rising rate environment, offsetting the decline in the value of loan commitments or loans held for sale in a rising rate environment.

Liquidity

Liquidity is a measurement of the Company’s ability to generate adequate cash flows to meet the demands of its customers and provide adequate flexibility for the Company to take advantage of market opportunities. Cash is used to fund loans, purchase investments, fund the maturity of liabilities, and at times, to fund deposit outflows and operating activities. The Company’s principal sources of funds are deposits; amortization, prepayments and sales of loans; maturities, sales and principal receipts from securities; borrowings; the issuance of debt or equity securities and operations. Managing liquidity entails balancing the need for cash or the ability to borrow against the objectives of maximizing profitability and minimizing interest rate risk. The most liquid types of assets typically carry the lowest yields.

At June 30, 2004, the Company had $267 million of cash and unpledged securities available to meet cash needs. Unpledged securities can be sold or pledged to secure additional borrowings. In addition, the Company had the ability to borrow an additional $180 million from the Federal Home Loan Bank based on loans currently pledged under blanket pledge agreements. This compared to $347 million of cash and unpledged securities and Federal Home Loan Bank availability of $215 million at June 30, 2003. Potential cash available as measured by liquid assets and borrowing capacity has decreased during fiscal 2004 as the Company has increased its investment in loans. In addition to the sources of funds listed above, the Company has the ability to raise additional funds by increasing deposit rates relative to competition locally or in national markets, or to sell additional loans. Management believes that the current and potential resources mentioned are adequate to meet liquidity needs in the foreseeable future.

First Place Financial Corp., as a holding company, has more limited sources of liquidity. In addition to its existing liquid assets it can raise funds in the securities markets through debt or equity offerings or it can receive dividends from the Bank. Cash can be used by the holding company to make acquisitions, pay the quarterly interest payments on its Junior Subordinated Debentures, pay dividends to common shareholders and to fund operating expenses. At June 30, 2004, the holding company had cash and unpledged securities of $10 million available to meet cash needs. In addition, the holding company had a $20 million line of credit with a commercial bank. There were no funds borrowed on the line of credit as of June 30, 2004. Annual debt service on the Junior Subordinated Debentures is approximately $1.6 million. Banking regulations limit the amount of dividends that can be paid to the holding company without prior approval of the OTS. Generally the Bank may pay dividends without prior approval as long as the dividend is not more than the total of the current calendar year-to-date earnings plus any earnings from the previous two years not already paid out in dividends, and as long as the Bank would remain well capitalized. First Place Bank paid a dividend of $10 million to the holding company in June 2004 and would not be able to pay any additional dividend as of June 30, 2004 without the approval of the OTS. Future dividend payments by the Bank will be based upon future earnings or the approval of the OTS.

Impact of Inflation

Consolidated financial data included herein has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Presently, GAAP requires the Company to measure financial position and operating results primarily in terms of historical dollars. Changes in the relative value of money due to inflation or deflation are generally not considered.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

capability to perform in a volatile economic environment. In an effort to protect itself from the effects of interest rate volatility, the Company reviews its interest rate risk position frequently, monitoring its exposure and taking necessary steps to minimize any detrimental effects on the Company’s profitability.

Critical Accounting Policies

The Company follows financial accounting and reporting policies that are in accordance with GAAP and conform to general practices within the banking industry. Some of these accounting policies require management to make estimates and judgments about matters that are uncertain. Application of assumptions different than those used by management could have a material impact on the Company’s financial position or results of operations. These policies are considered to be critical accounting policies. These policies include the policies to determine the adequacy of the allowance for loan losses and the valuation of the mortgage servicing rights. These policies, current assumptions and estimates utilized and the related disclosure of this process is determined by management and reviewed periodically with the Audit Committee of the Board of Directors. Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time. Details of the policies, the nature of the estimates, and the sensitivity of the estimates follows.

Allowance for loan losses.  The allowance for loan losses represents management’s estimate of probable losses in the portfolio at each balance sheet date. Management analyzes the adequacy of the allowance based on a review of the loans in the portfolio along with an analysis of external factors. Loans are reviewed individually, or in the case of small homogeneous loans, in the aggregate. This review includes historical data, the ability of the borrower to meet the terms of the loan, an evaluation of the collateral securing the loan, various collection strategies and other factors relevant to the loan or loans. External factors considered include economic conditions, current interest rates, trends in the borrower’s industry and the market for various types of collateral. In addition, overall information about the loan portfolio or segments of the portfolio are considered including historic loss experience, industry concentrations, delinquency statistics and workout experience based on factors such as historical loss experience, the nature and volume of the portfolio, loan concentrations, specific problem loans and current economic conditions. As a result, determining the appropriate level for the allowance for loan losses involves not only evaluating the current financial situation of individual borrowers or groups of borrowers but also current predictions about future cash flows which could change before the actual loss is determined. Based on the variables involved and the fact that management must make judgments about outcomes that are uncertain, the determination of the allowance for loss is considered to be a critical accounting policy.

One of the tools utilized by management to determine the appropriate level for the allowance for loan losses is the grading of individual loans according to the severity of the credit issue. An illustration of the sensitivity of this system to changes in conditions or changes in estimates follows. The most serious grading a loan can receive is to be classified as a loss. A loan classified in the loss grade would be 100% reserved and would be subject to charge-off. The next most serious grade is identified as doubtful. At June 30, 2004, the Company had $4.1 million of loans classified as doubtful. If all of these loans were to deteriorate and become classified as loss the allowance for loan losses would need to increase by approximately $2.5 million.

Mortgage Servicing Rights.  When the Company sells a mortgage loan and retains the rights to service that loan, the amortized cost of the loan is allocated between the loan sold and the mortgage servicing right retained. The basis assigned to the mortgage servicing right is amortized in proportion to and over the life of the net revenue to be received from servicing the loan. Mortgage servicing rights are valued at the lower of amortized cost or estimated fair value. Fair value is measured by stratifying the portfolio of loan servicing rights into groups of loans with similar risk characteristics. When the amortized cost of a group of loans exceeds the fair value, an allowance for impairment is recorded to reduce the value of the mortgage servicing rights to fair value. Fair value for each group of loans is determined quarterly by obtaining an appraisal from an independent third party. That appraisal is based on a modeling process in conjunction with information on recent sales of mortgage servicing rights. Some of

Management’s Discussion and Analysis of Financial Condition and Results of Operations

the assumptions used in the modeling process are prepayment speeds, delinquency rates, servicing costs, periods to hold idle cash, returns currently available on idle cash and a discount rate which takes into account the current rate of return anticipated by holders of servicing rights. The process of determining the fair value of servicing rights involves a number of judgments and estimates including the way loans are grouped, the estimation of the various assumptions used by recent buyers and a projection of how those assumptions may change in the future. The most important variable in valuing servicing rights is the level of interest rates. Long-term interest rates are the primary determinant of prepayment speeds while short-term interest rates determine the return available on idle cash. The process of estimating the value of loan servicing rights is further complicated by the fact that short-term and long-term interest rates may change in a similar magnitude and direction or may change independent of each other. The following table indicates how changes in assumptions about the prepayment speeds in the mortgage loan servicing portfolio would affect the fair value of the portfolio as of the date of the most recent outside quarterly evaluation date, May 31, 2004.

Fair Value of Mortgage Servicing Rights	$17,200
Fair Value of Mortgage Servicing Rights assuming
20% increase in prepayment speeds	$16,400
40% increase in prepayment speeds	$15,850

Loan prepayment speeds have varied significantly over the past three years and could continue to vary in the future. In addition, any of the other variables mentioned above could change over time. Therefore, the valuation of mortgage servicing rights is, and is expected to continue to be, a critical accounting policy where the results are based on estimates that are subject to change over time and can have a significant financial impact on the Company.

Market Prices and Dividends Declared

The common stock of First Place Financial Corp. trades on the Nasdaq Stock Market under the symbol “FPFC”. The table below shows the quarterly reported high and low trade prices of the common stock and cash dividends per share declared during the years ended June 30, 2004 and 2003.

June 30, 2004:	High	Low	Dividends
First quarter	$19.36	$16.51	$0.140
Second quarter	20.00	17.36	0.140
Third quarter	20.00	17.62	0.140
Fourth quarter	18.67	16.44	0.140

June 30, 2003:
First quarter	$19.50	$13.25	$0.125
Second quarter	17.58	13.15	0.125
Third quarter	17.40	15.20	0.125
Fourth quarter	17.50	15.15	0.125

Report of Independent Auditors

Board of Directors and Shareholders

First Place Financial Corp.

Warren, Ohio

We have audited the accompanying consolidated statements of financial condition of First Place Financial Corp. as of June 30, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Place Financial Corp. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with United States generally accepted accounting principles.

Crowe Chizek and Company LLC

Columbus, Ohio

August 12, 2004

Consolidated Statements of Financial Condition

June 30,	2004	2003
	(Dollars in thousands, except share data)
ASSETS
Cash and due from banks	$67,350	$32,206
Interest-bearing deposits in other banks	43,901	1,650
Securities available for sale	378,248	346,429
Loans held for sale	47,465	65,695
Loans	1,500,521	901,445
Less, allowance for loan losses	16,528	9,603

Loans, net	1,483,993	891,842
Federal Home Loan Bank stock	29,385	22,523
Premises and equipment, net	22,393	19,766
Goodwill	55,348	18,407
Core deposit and other intangibles	18,913	4,902
Other assets	100,084	155,193

Total assets	$2,247,080	$1,558,613

LIABILITIES
Deposits
Non-interest bearing checking	$239,971	$39,506
Interest bearing checking	198,157	73,125
Savings	141,244	135,819
Money market	359,515	298,788
Certificates of deposit	609,124	561,212

Total deposits	1,548,011	1,108,450
Securities sold under agreements to repurchase	31,108	9,547
Borrowings	383,320	235,952
Junior subordinated deferrable interest debentures held by affiliated trusts that issued guaranteed capital securities	30,929	-
Other liabilities	30,602	21,983

Total liabilities	2,023,970	1,375,932

SHAREHOLDERS’ EQUITY
Preferred stock, $.01 par value, 3,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $.01 par value, 33,000,000 shares authorized; 18,114,673 shares issued at June 30, 2004 and 18,128,272 shares issued at June 30, 2003	181	181
Additional paid-in capital	188,312	177,059
Retained earnings	91,041	83,806
Unearned employee stock ownership plan shares	(5,639)	(6,219)
Unearned recognition and retention plan shares	(1,205)	(1,887)
Treasury stock, at cost, 2,973,309 shares at June 30, 2004 and 4,819,567 shares at June 30, 2003	(42,083)	(66,452)
Accumulated other comprehensive loss	(7,497)	(3,807)

Total shareholders’ equity	223,110	182,681

Total liabilities and shareholders’ equity	$2,247,080	$1,558,613

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

For the years ended June 30,	2004	2003	2002
	(Dollars in thousands, except per share data)
Interest income
Loans, including fees	$71,899	$69,741	$79,319
Securities:
Taxable	12,050	15,744	22,917
Tax exempt	1,824	1,909	2,837

Total interest income	85,773	87,394	105,073

Interest expense
Deposits	25,239	30,770	39,711
Short-term borrowings	1,880	9,248	15,342
Long-term borrowings	10,486	3,278	5,368

Total interest expense	37,605	43,296	60,421

Net interest income	48,168	44,098	44,652

Provision for loan losses	4,896	2,864	2,990

Net interest income after provision for loan losses	43,272	41,234	41,662

Noninterest income
Service charges and fees on deposit accounts	5,824	5,096	4,432
Net gains on sale of securities	480	1,125	1,552
Net gains on sale of loans	8,481	13,379	7,349
Loan servicing income (loss)	11	(4,991)	(646)
Other income – bank	1,051	158	401
Other income non-bank subsidiaries	6,663	5,440	1,919

Total noninterest income	22,510	20,207	15,007

Noninterest expense
Salaries and employee benefits	21,704	18,383	16,266
Occupancy and equipment	6,483	5,758	5,327
Professional fees	1,695	1,356	1,573
Loan expenses	1,629	1,482	866
Marketing	1,235	979	799
Merger, integration and restructuring expense	2,175	-	-
Franchise taxes	1,766	1,656	1,403
Amortization of intangible assets	1,305	997	986
Other	7,341	6,112	5,428

Total noninterest expense	45,333	36,723	32,648

Income before income taxes and minority interest	20,449	24,718	24,021
Provision for income taxes	6,214	7,947	7,812
Minority interest in income (loss) of consolidated subsidiary	84	79	(21)

Net income	$14,151	$16,692	$16,230

Earnings per share:
Basic	$1.11	$1.31	$1.18
Diluted	$1.09	$1.29	$1.16

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended June 30, 2004, 2003 and 2002

(Dollars in thousands, except share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Unearned RRP Shares	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at July 1, 2001	$181	$177,396	$64,505	$(7,420)	$(3,429)	$(34,040)	$(3,157)	$194,036

Comprehensive income:
Net income			16,230					16,230
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects							1,650	1,650
Change in unrealized gain (loss) on swaps, net of tax							(1,788)	(1,788)

Total comprehensive income								16,092
Cash dividends declared ($.50 per share)			(7,009)					(7,009)
Commitment to release employee stock ownership plan shares (59,424 shares)		349		594				943
Commitment to release recognition and retention plan shares (59,770 shares)					800			800
Purchase of 1,445,455 shares of common stock						(22,913)		(22,913)
Stock options exercised (326,011 shares)		(867)				3,733		2,866
Stock issued as employee compensation (671 shares)		1				8		9
Tax benefit related to exercise of stock options		451						451

Balance at June 30, 2002	181	177,330	73,726	(6,826)	(2,629)	(53,212)	(3,295)	185,275
Comprehensive income:
Net income			16,692					16,692
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects							(1,080)	(1,080)
Change in unrealized gain (loss) on swaps, net of tax							6,984	6,984
Loss on termination of interest rate swaps, net of tax							(8,164)	(8,164)
Loss on termination of interest rate swaps reclassified into income, net of tax							1,748	1,748

Total comprehensive income								16,180
Cash dividends declared ($0.50 per share)			(6,612)					(6,612)
Commitment to release employee stock ownership plan shares (59,354 shares)		396		607				1,003
Commitment to release recognition and retention plan shares (55,294 shares)					742			742
Purchase of 887,285 shares of common stock						(15,111)		(15,111)
Stock options exercised (148,698 shares)		(905)				1,862		957
Stock issued as employee compensation (671 shares)		3				9		12
Tax benefit related to exercise of stock options		235						235

Balance at June 30, 2003	181	177,059	83,806	(6,219)	(1,887)	(66,452)	(3,807)	182,681
Comprehensive income:
Net income			14,151					14,151
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects							(5,365)	(5,365)
Loss on termination of interest rate swaps reclassified into income, net of tax							1,675	1,675

Total comprehensive income								10,461
Cash dividends declared ($0.56 per share)			(6,916)					(6,916)
Commitment to release employee stock ownership plan shares (59,352 shares)		501		580				1,081
Commitment to release recognition and retention plan shares (50,812 shares)					682			682
Purchase of 385,900 shares of common stock						(6,815)		(6,815)
Stock options exercised (85,861 shares)		(180)				1,189		1,009
Issuance of 2,155,727 shares of stock for merger		10,779				29,986		40,765
Stock issued as employee compensation (671 shares)		2				9		11
Tax benefit related to exercise of stock options		151						151

Balance at June 30, 2004	$181	$188,312	$91,041	$(5,639)	$(1,205)	$(42,083)	$(7,497)	$223,110

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended June 30,	2004	2003	2002
	(Dollars in thousands)
Cash flows from operating activities
Net income	$14,151	$16,692	$16,230
Adjustments to reconcile net income to net cash from operating activities
Depreciation	2,481	2,431	2,604
Provision for loan losses	4,896	2,864	2,990
Provision (recovery) for impaired mortgage servicing rights	(2,098)	2,397	35
Amortization, net of accretion	3,716	2,850	(206)
Securities gain	(480)	(1,125)	(1,552)
Proceeds from sales of loans and securitized loans held for sale	932,455	595,632	424,103
Originations of loans held for sale	(894,242)	(648,330)	(418,966)
Gain on sale of loans held for sale	(6,968)	(12,749)	(6,719)
Gain on sale of other loans	(1,513)	(630)	(630)
Loss on disposal of fixed assets	29	5	29
Federal Home Loan Bank stock dividends	(916)	(946)	(1,498)
Employee stock ownership plan expense	1,081	1,003	943
Recognition and retention plan expense	682	742	800
Increase in cash surrender value of bank owned life insurance	(818)	(203)	-
Change in
Other assets	91,777	(76,936)	(16,849)
Other liabilities	1,033	(2,092)	5,311
Deferred loan fees	(2,456)	(2,046)	(1,652)
Deferred taxes	2,390	2,205	3,828

Net cash from operating activities	145,200	(118,236)	(8,801)

Cash flows from investing activities
Securities available for sale
Proceeds from sales	29,174	68,565	95,869
Proceeds from maturities, calls and principal paydowns	55,633	137,118	111,048
Purchases	(73,433)	(90,730)	(251,086)
Net change in interest-bearing deposits in other banks	34,134	39,081	(19,210)
Net change in loans	(306,721)	2,226	77,505
Proceeds from sale of payday loans	-	2,610	-
Proceeds from sale of loans	55,594	16,853	20,010
Premises and equipment expenditures, net	(2,643)	(1,471)	(1,423)
Investment in bank owned life insurance	-	(15,000)	-
Cash paid for Franklin Bancorp, Inc., net of cash acquired	7,312	-	-
Investment in nonbank affiliates	(1,252)	(1,634)	(900)

Net cash from investing activities	(202,202)	157,618	31,813

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

For the years ended June 30,	2004	2003	2002
	(Dollars in thousands)
Cash flows from financing activities
Net change in deposits	$(37,511)	$47,728	$42,690
Net change in repurchase agreements	21,561	(54,100)	(26,889)
Net proceeds from issurance of subordinated debt securities	30,608	-	-
Cash dividends paid	(6,916)	(6,612)	(7,009)
Proceeds and tax benefit from stock options exercised	1,160	1,192	3,317
Purchase of treasury stock	(6,815)	(15,111)	(22,913)
Net change in short-term Federal Home Loan Bank borrowings	59,940	(3,686)	-
Proceeds from long-term Federal Home Loan Bank borrowings	36,100	-	-
Repayment of long-term Federal Home Loan Bank borrowings	(5,981)	(7,656)	(15,730)
Termination of interest rate swaps	-	(12,560)	-

Net cash from financing activities	92,146	(50,805)	(26,534)

Net change in cash and cash equivalents	35,144	(11,423)	14,080

Cash and cash equivalents at beginning of year	32,206	43,629	29,549

Cash and cash equivalents at end of year	$67,350	$32,206	$43,629

Supplemental cash flow information:
Cash payments of interest expense	$34,747	$42,302	$62,812
Cash payments of income taxes	4,668	5,030	5,701

Supplemental noncash disclosures:
Stock portion of acquisition price of Franklin Bancorp, Inc.	40,765	-	-
Loans securitized	93,459	-	-
Transfer of loans to other real estate	2,788	1,048	725

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Dollar amounts in thousands, except per share data.)

Principles of Consolidation:  The consolidated financial statements of First Place Financial Corp. (the Company) include the accounts of its wholly owned subsidiaries, First Place Bank (the Bank), Franklin Bank and First Place Holdings, Inc. Wholly owned subsidiaries of First Place Holdings, Inc. include First Place Insurance Agency, Ltd., Coldwell Banker First Place Real Estate, Ltd., APB Financial Group, Ltd., and American Pension Benefits, Inc. Title Works Agency, LLC. is a 75% owned affiliate of First Place Holdings, Inc. The investments of the Company in its wholly owned subsidiaries, First Place Capital Trust and First Place Capital Trust II, have been accounted for using the equity method based on their nature as trusts which are special purpose entities. See Effect of New Accounting Standards for further discussion of this issue. All significant intercompany balances and transactions have been eliminated in consolidation. Franklin Bank was merged with First Place Bank effective July 2, 2004.

Business Segments:  While the Company’s chief decision-makers monitor the revenue streams of the various Company products and services, the segments that could be separated from the Company’s primary business of banking are not material. Accordingly, all of the Company’s financial service operations are considered by management to be combined in one reportable operating segment.

Use of Estimates:  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas involving the use of management’s estimates and assumptions include the allowance for loan losses, fair values of financial instruments, the realization of deferred tax assets, the carrying value of impaired loans, the carrying value and amortization of intangibles, depreciation of premises and equipment, the carrying value of goodwill and the amortization and valuation of mortgage servicing assets. Actual results could differ from those estimates.

Cash Flows:  Cash and cash equivalents includes cash and due from banks. Net cash flows are reported for loans, deposits, interest-bearing deposits in other banks and short term borrowings.

Securities:  Securities are classified as held-to-maturity, available-for-sale, or held for trading on the date of purchase. The Company has no securities held for trading at this time. Securities are classified as held to maturity when the Company has both the ability and the intent to hold them until maturity, and they are carried at amortized cost. Securities classified as available-for-sale are carried at fair value with unrealized gains and losses, net of tax, reported in other comprehensive income. Federal Home Loan Bank stock is carried at cost, which approximates fair value. The fair value of a security is based on quoted market prices. If quoted prices are not available, fair value is determined based on quoted prices of similar investments. The cost of securities sold is based on the specific identification method.

Interest income includes amortization of premiums or discounts arising at the time of purchase or as the result of a business combination. Gains and losses on sales are based on the amortized cost of the security sold. Available-for-sale and held-to-maturity securities are reviewed quarterly for impairment in value. If the fair value of a security is less than the amortized cost and the impairment is not considered to be temporary, the security is written down, establishing a reduced cost basis and the related charge is recorded as a component of net income.

Loans Held for Sale:  Loans held for sale consist of residential mortgage loans originated for sale and other loans which have been identified for sale. These loans are carried on the books at the lower of cost or fair value, determined in the aggregate. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Loans:  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan origination fees and costs and any premiums or discounts arising at the time of purchase or due to a business combination.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

Interest income is reported on the accrual method and includes amortization of premiums, discounts and net deferred loan fees and costs over the loan term using the interest method. Recognition of accrued interest income is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on nonaccrual status all accrued and unpaid interest is charged against interest income. Subsequently, interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses:  The allowance for loan losses represents management’s estimate of probable losses in the portfolio based on factors such as historical loss experience, the nature and volume of the portfolio, loan concentrations, specific problem loans and current economic conditions. The allowance for loan losses is a material estimate that is particularly susceptible to significant changes in the near term. A provision for loan losses is charged to operations based on management’s periodic evaluation of factors previously mentioned. Loan charge-offs are deducted from the allowance, and subsequent recoveries are added. Loan losses are charged off against the allowance when management believes that the full collectibility of the loan is unlikely. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, is deemed to be uncollectible.

A loan is impaired when full payment under the terms of the loan is no longer expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are not individually evaluated for impairment. However, they are considered in determining the appropriate level of the allowance for loan losses.

Foreclosed Assets:  Assets acquired through or instead of loan foreclosure are initially recorded at the lower of the loan balance or fair value less estimated selling costs, establishing a new cost basis. If fair value declines after the asset is acquired, a valuation allowance is recorded through expense. Costs to carry foreclosed assets after acquisition are expensed as incurred.

Premises and Equipment:  Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on the estimated useful lives of the assets. For tax purposes, depreciation on certain assets is calculated using accelerated methods. The estimated useful lives are based on the asset type and range from two years to forty years. Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Securitizations:  The Company may, from time to time, securitize loans in order to gain access to a broader range of buyers of interests in loans. Historically, mortgage loans have been securitized with a third party. The securitization is recorded as a sale when control has been relinquished, with a gain or loss recorded on the sale. The gain or loss is calculated based on the cash received versus the carrying value of the assets transferred. If some interests, such as servicing assets and cash reserve accounts, are retained, the carrying value of all assets sold and retained is allocated to each asset based on fair value at sale date. Fair values are based on market quotes or on the present value of future expected cash flows using estimates of credit losses, prepayment rates, interest rates, and discount rates. Cash flows are estimated using the Public Securities Association’s (PSA) standard prepayment model.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

Mortgage Servicing Assets:  Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues. Servicing assets are stated at the lower of cost or fair value which is determined by a grouping of servicing assets by risk factors. Fair value is determined quarterly by the use of an independent third party appraisal. Any impairment of a grouping is reported as a valuation allowance.

Bank Owned Life Insurance:  The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, which represents the amount that can be realized.

Goodwill and Other Intangible Assets:  Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified. Identified purchased intangibles, primarily core deposits, are recorded at cost and amortized over their estimated lives of four to ten years.

Employee Stock Ownership Plan:  The cost of shares issued to the Employee Stock Ownership Plan (ESOP), but not yet allocated to participants, is shown as a reduction of shareholders’ equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce shareholders’ equity; dividends on unallocated ESOP shares reduce debt and accrued interest.

Treasury Stock:  Management utilizes stock repurchases as a component of its strategy to invest capital after consideration of market and economic factors, the effect on shareholder dilution, adequacy of capital, effect on liquidity and an assessment of alternative returns. Shares repurchased by the Company may be used to meet the Company’s requirements for common shares under its dividend reinvestment plan, stock option or other stock based plans and for general corporate purposes such as expansion and acquisitions or future capital requirements. The purchases are made in open market transactions or in privately negotiated transactions in accordance with applicable regulations of the Securities and Exchange Commission and recorded at cost.

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

The Company routinely issues commitments to make loans as a part of its residential lending program. These commitments are considered derivatives. The Company also issues commitments to sell loans to hedge the risk that the market value of residential loans may deteriorate between the time the rate commitment is issued to the customer and the time the company contracts to sell the loan. These commitments are also derivatives. Both types of derivatives are recorded at fair value. Fair value adjustments related to these commitments are recorded in current period earnings as an adjustment to net gains (losses) on sale of loans.

Stock Compensation:  Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense were measured using the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”.

	2004	2003	2002
Net income as reported	$14,151	$16,692	$16,230
Deduct: Stock-based compensation expense determined under fair value based method	396	380	325

Pro forma net income	$13,755	$16,312	$15,905

Basic earnings per share as reported	$1.11	$1.31	$1.18
Pro forma basic earning per share	1.08	1.28	1.16
Diluted earnings per share as reported	1.09	1.29	1.16
Pro forma diluted earnings per share	1.06	1.26	1.13

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. There were no stock option grants in 2003.

	2004	2002
Risk-free interest rate	4.00%	5.17%
Expected option life	9 years	9 years
Expected stock price volatility	21.89%	21.50%
Dividend yield	2.90%	2.89%

Income Taxes:  The Company records income tax expense based on the amount of tax due and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, would reduce deferred tax assets to the amounts expected to be realized.

Earnings Per Share:  Basic earnings per common share is net income divided by the weighted average number of shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Recognition and Retention Plan (“RRP”) shares are considered outstanding as they become vested. Diluted earnings per share include the dilutive effect of RRP shares and the additional potential shares issuable under stock options using the treasury stock method.

Off-Balance-Sheet Financial Instruments:  Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded in the financial statements when they are funded or the related fees are incurred or received.

Comprehensive Income:  Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in the fair value of cash flow hedges, which are also recognized as separate components of equity, and realized gains or losses reclassified into income.

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

Effect of New Accounting Standards:  Effective July 1, 2002, Derivatives Implementation Group (DIG) Statement 133 Implementation Issue No. C13 required that non-portfolio mortgage loan commitments with interest rate locks be accounted for as free-standing derivatives subject to Statement of Financial Accounting Standards (“SFAS”) No. 133. The change in the value of these commitments is reflected in earnings as a component of current period gain or loss on sale of loans.

On October 1, 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 147, “Acquisitions of Certain Financial Institutions”, effective for certain business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No. 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions”, and FASB Interpretations No. 9, Applying Accounting Principles Board Opinions No. 16 and 17 “When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method”. The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor-and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. The liability that must be recognized is specifically related to the obligation to stand ready to perform over the term of the guarantee. Examples of guarantees that are subject to the provisions of this Interpretation are letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

The Company has stock option plans for certain employees that are accounted for under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations. Because the exercise price at the date of the grant is equal to the market value of the stock, no compensation expense is recognized. On December 31, 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that changes to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require expanded and more prominent disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation.

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” (FIN 46). In December 2003, FASB issued a revision to FIN 46. This interpretation and the revision clarify the application of

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

Accounting Research Bulletin No. 51, “Consolidated Financial Statement,” and address when a variable interest entity (more commonly known as a Special Purpose Entity or SPE) should be consolidated. FIN 46 first applied to the Company and was adopted in December 2003 when First Place Capital Trust and First Place Capital Trust II, both SPEs, were created to facilitate the issuance of trust preferred securities. The criteria for consolidation include the size of the Company’s equity investment in the entity relative to the entity itself, the right to receive anticipated returns and the obligation to absorb anticipated losses, the ability to control the entity through voting rights or similar interests and the purpose of the entity as serving the interests of its investors or its equity owners. Based on these criteria, the wholly owned subsidiaries, First Place Capital Trust and First Place Capital Trust II, have not been included in the consolidated financial statements of the Company and are being accounted for using the equity method.

On March 9, 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) 105, “Application of Accounting Principles to Loan Commitments” stating that the fair value of loan commitments accounted for as a derivative instrument under SFAS 133 should not consider expected future cash flows related to servicing of the future loan. SAB 105 was effective for loan commitments accounted for as derivatives entered into after March 31, 2004. The Company adopted the provisions of SAB 105 as of April 1, 2004. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

Newly Issued But Not Yet Effective Accounting Standards:  In March 2004, the Emerging Issues Task Force (EITF) arrived at a Consensus regarding EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. This Consensus provides additional guidance and requires additional disclosure for annual reporting periods ending after June 15, 2004 and for other reporting periods beginning after June 15, 2004. The Company currently has investments where the current market value is less than the amortized cost. As of June 30, 2004, all impairment was considered temporary. Management does not believe that this Consensus will have a significant impact on its accounting for these investments when it becomes effective.

Reclassifications:  Certain items in the prior year financial statements were reclassified to conform to the current presentation.

Notes to Consolidated Financial Statements

NOTE 2 - ACQUISITION

On May 28, 2004, the Company acquired Franklin Bancorp Inc., (Franklin), a bank holding company headquartered in Southfield, Michigan and its wholly owned subsidiary, Franklin Bank N.A. Franklin shareholders received $80.580 million for their common stock including $ 39.815 million in cash and 2.156 million shares of the Company stock valued at $40.765 million. In addition, the Agreement and Plan of Merger as amended provided that holders of options on Franklin’s common stock would receive $1,741 million. The acquisition was accounted for as a purchase and the results of operations of Franklin have been included in the consolidated financial statements since the acquisition date. Concurrent with the merger, Franklin Bank N.A. converted to a federally chartered thrift and changed its name to Franklin Bank. The Bank and Franklin Bank were merged into one entity effective July 2, 2004. The following table presents the preliminary allocation of the acquisition cost of Franklin to the assets and liabilities assumed based on their fair values:

Cash and interest-bearing deposits	$125,234
Securities available for sale	51,870
Loans, net	356,795
Premises and equipment	2,586
Core deposit and other intangible assets	15,274
Goodwill	35,723
Other assets	39,924

Total Assets	$627,406

Deposits	$477,072
Borrowings	57,555
Other liabilities	10,476

Total Liabilities	$545,103

Net assets acquired	$82,303

The Company recorded $2.2 million of merger, integration and restructuring charges related to the acquisition. Included are compensation and other employee related costs of $965, data processing conversion expense of $518, and professional fees and other conversion costs of $723. Of those costs, $1.3 million was funded prior to June 30, 2004. The Company anticipates that the remainder will be funded during fiscal 2005.

The following pro forma information was computed as if the acquisition had occurred as of July 1, 2002. This pro forma information includes adjustments due to recognition of fair value adjustments of Franklin’s assets and liabilities in the income statement including amortization of premiums and discounts of loans and securities, term deposits and borrowings, amortization of intangibles and depreciation. The core deposit intangible is being amortized over ten years. This pro forma information is not necessarily indicative of the results of operations as they would have been had the transaction taken place on July 1, 2002.

	Year ended June 30,
	2004	2003
Net interest income	$68,785	$69,653
Provision for loan losses	8,596	8,450
Noninterest income	27,131	27,353
Noninterest expense and minority interest	65,894	65,493
Net income	15,055	15,755

Basic earnings per share	1.02	1.06
Diluted earnings per share	1.01	1.04

Notes to Consolidated Financial Statements

NOTE 3 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) at June 30, were as follows:

	2004
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Debt securities
U.S. Government agencies	$112,230	$1,075	$(297)
Obligations of states and political subdivisions	26,789	949	(161)
Trust preferred securities	34,359	473	(601)
Asset-backed securities	2,519	1	-
Mortgage-backed securities and collateralized mortgage obligations	131,884	783	(1,924)

Total	307,781	3,281	(2,983)

Equity securities
Common stock	2,704	186	(4)
FannieMae and FreddieMac preferred stock	19,394	88	(3,887)
Mutual funds	48,369	-	(920)

Total	70,467	274	(4,811)

Total securities	$378,248	$3,555	$(7,794)

	2003
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Debt securities
U.S. Government agencies	$94,240	$3,784	$-
Obligations of states and political subdivisions	24,857	1,862	-
Trust preferred securities	40,625	374	(1,587)
Mortgage-backed securities and collateralized mortgage obligations	116,999	2,993	(72)

Total	276,721	9,013	(1,659)

Equity securities
Common stock	2,380	121	(1)
FannieMae and FreddieMac preferred stock	19,983	254	(3,463)
Mutual funds	47,345	62	(312)

Total	69,708	437	(3,776)

Total securities	$346,429	$9,450	$(5,435)

Sale of available for sale securities were as follows:
	2004	2003	2002
Proceeds	$29,174	$68,565	$95,869
Gross gains	480	1,125	1,615
Gross losses	-	-	63

Notes to Consolidated Financial Statements

NOTE 3 - SECURITIES  (continued)

The fair value of debt securities available for sale by contractual maturity at June 30, 2004 are summarized below. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair Value
Available for sale – Debt securities
Due in one year or less	$76,178
Due after one year through five years	61,102
Due after five years through ten years	19,667
Due after ten years	16,431

173,378
Asset-backed securities	2,519
Mortgage-backed securities and collaterized mortgage obligations	131,884

Total debt securities	$307,781

Debt and mortgage-backed securities with fair values of $153,095 and $116,210 as of June 30, 2004 and 2003 were pledged to secure public deposits, repurchase agreements, borrowings from the Federal Home Loan Bank and for other purposes as required or permitted by law.

At year-end 2004 and 2003 there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

Securities with unrealized losses at June 30, 2004 not recognized in income are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agencies	$19,653	$(91)	$4,794	$(206)	$24,447	$(297)
Obligations of states and political subdivisions	6,249	(161)	-	-	6,249	(161)
Trust preferred securities	15,984	(71)	2,288	(530)	18,272	(601)
Mortgage-backed securities and collateralized mortgage obligations	72,945	(1,223)	14,446	(701)	87,391	(1,924)
Equity securities	47	(4)	-	-	47	(4)
FannieMae and FreddieMac preferred stock	1,015	(58)	15,921	(3,829)	16,936	(3,887)
Mutual funds	-	-	48,369	(920)	48,369	(920)

Total	$115,893	$(1,608)	$85,818	$(6,186)	$201,711	$(7,794)

Unrealized losses on debt and equity securities have not been recognized into income because the issuer’s securities are of high credit quality (rated AA or higher), management has the intent and ability to hold for the foreseeable future, and the unrealized losses are largely attributable to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or as market rates change. The majority of the unrealized losses relate primarily to two FannieMae preferred stock securities. Because of their structure, the tax-effective yield to an investor in these securities declines more rapidly than the coupon declines during a period of falling interest rates. Management has evaluated these securities and anticipates that the fair value will approximate the amortized book cost when interest rates increase to the level they were at the time the securities were purchased in 2000. As a result of this analysis, management does not believe the unrealized loss as of June 30, 2004 represents an other-than-temporary impairment.

Notes to Consolidated Financial Statements

NOTE 4 - LOANS

Loans at year-end were as follows:

	2004	2003
1-4 family residential real estate loans:
Permanent financing	$698,002	$538,248
Construction	104,133	41,004

Total	802,135	579,252
Commercial loans:
Commercial real estate	259,681	99,058
Multifamily	89,575	27,213
Commercial	120,743	24,947
Construction	24,526	9,013

Total	494,525	160,231
Consumer loans	203,861	161,962

Total loans	$1,500,521	$901,445

Activity in the allowance for loan losses was as follows:

	2004	2003	2002
Beginning balance	$9,603	$9,456	$9,757
Provision for loan losses	4,896	2,864	2,990
Acquisition	4,506	-	-
Loans charged-off	(3,073)	(4,513)	(3,702)
Recoveries	596	1,796	411

Ending balance	$16,528	$9,603	$9,456

Impaired loans were as follows:
	2004	2003
Year-end loans with no allocated allowance for loan losses	$-	$-
Year-end loans with allocated allowance for loan losses	1,509	1,944

Total	$1,509	$1,944

Amount of the allowance for loan losses allocated	$554	$1,387

	2004	2003	2002
Average of impaired loans during the year	$1,086	$1,695	$2,241
Interest income recognized during impairment	105	361	42
Cash-basis interest income recognized	67	376	40

Nonperforming loans were as follows:
	2004	2003
Nonaccrual loans	$11,014	$11,577
Troubled debt restructuring	625	1,202

Total nonperforming loans	$11,639	$12,779

There were no loans past due over 90 days still on accrual as of June 30, 2004 or 2003.

Notes to Consolidated Financial Statements

NOTE 4 - LOANS  (continued)

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. Interest not recognized on nonaccrual loans totaled approximately $509, $630 and $669 for the years then ended June 30, 2004, 2003 and 2002.

NOTE 5 - MORTGAGE SERVICING ASSETS

Following is a summary of mortgage servicing assets at June 30:

	2004	2003
Servicing rights:
Beginning of year	$7,051	$7,127
Additions	11,277	7,113
(Increase) Decrease in valuation allowance	2,098	(2,397)
Amortized to expense	(5,083)	(4,792)

End of year	$15,343	$7,051

Valuation allowance
Beginning of year	$2,432	$35
Additions expensed	604	2,397
Reductions credited to expense	(2,702)	-

End of year	$334	$2,432

Loans serviced for others, which are not reported as assets, totaled $1,498,028 and $920,178 at June 30, 2004 and 2003. Noninterest-bearing deposits included $9,270 and $12,872 of custodial account deposits related to loans serviced for others as of June 30, 2004 and 2003.

Notes to Consolidated Financial Statements

NOTE 6 - SECURITIZATIONS

Periodically, the Company will securitize residential real estate loans in order to gain access to a larger number of buyers than it would normally have for the sale of whole loans. During 2004 and at times in the past, the Company has securitized loans, sold the securities and retained the right to service those loans. For each securitization the issuer of the security has been an independent third party and all of the securitizations have been without recourse. Information on those securitizations follows.

Securitization activity during 2004

Principal balance of loans securitized	$93,458
Principal balance of securitized assets sold	$93,458
Initial value of loan servicing asset retained	$910
Gain on sale of securitized assets	$1,693
Range of assumptions to determine fair value of servicing asset retained:
Discount rate	9.5-10.5%
Prepayment rate	300-675 PSA
Anticipated delinquency	6.5%
Weighted average expected life in months	25-105

Securitization information at June 30, 2004

Principal balance of loans	$137,288
Balance of securities still owned	$-
Current value of loan servicing asset retained	$1,440
Loans delinquent 30 days or more	$850
Assumptions to determine fair value of servicing asset retained:
Discount rate	9.5-10.0%
Prepayment rate	300-600 PSA
Anticipated delinquency	6.5%
Weighted average expected life in months	25-105

Securitization information for the year ended June 30, 2004
Charge-offs, net of recoveries for securitized loans	$-
Servicing revenue from securitized loans	$335

The fair value of loan servicing assets retained can change significantly over time as the underlying assumptions used in the valuation change. The following table is a projection of how the fair value of servicing rights would change based on two magnitudes of adverse changes in each of the key assumptions used in the valuation. These projections are hypothetical and should be used with caution. They project only one change in one variable at a time. Extrapolation of these results beyond the assumptions indicated may not produce meaningful results. All variables are dynamic, are subject to change at any time, and may interrelate so that movement in one may cause movement in another.

Projected value of loan servicing asset under various adverse alternative assumptions as of June 30, 2004

1% added to discount rate	$1,408
2% added to discount rate	$1,379
10% increase in PSA prepayment speed used	$1,385
20% increase in PSA prepayment speed used	$1,336
10% increase in delinquency rate	$1,445
20% increase in delinquency rate	$1,451

Notes to Consolidated Financial Statements

NOTE 7 - PREMISES AND EQUIPMENT

Following is a summary of premises and equipment:

	2004	2003
Land and improvements	$5,715	$5,047
Buildings and improvements	14,774	14,504
Leasehold improvements	1,989	1,578
Furniture and equipment	12,434	9,345
Construction in process	601	175

	35,513	30,649
Less: Accumulated depreciation	(13,120)	(10,883)

	$22,393	$19,766

Depreciation expense totaled $2,481, $2,431, and $2,604 for 2004, 2003 and 2002 respectively.

The Company’s subsidiaries have entered into a number of noncancelable lease agreements with respect to premises. Following is a summary of future minimum rental payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of June 30, 2004:

2005	$2,043
2006	1,914
2007	1,564
2008	1,144
2009	1,118
Thereafter	981

$8,764

Rent expense for cancelable and noncancelable agreements totaled $972, $666 and $504 for 2004, 2003 and 2002, respectively.

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS

See Note 2 for information regarding the acquisition of Franklin and the effect on goodwill and intangible assets.

GOODWILL

The change in the carrying amount of goodwill for the year ended June 30, 2004 is as follows:

Balance as of June 30, 2003	$18,407
Goodwill acquired during the period	36,941

Balance as of June 30, 2004	$55,348

Notes to Consolidated Financial Statements

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS  (continued)

ACQUIRED INTANGIBLE ASSETS

Acquired	intangible assets were as follows as of year-end:

	As of June 30, 2004
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangibles	$22,534	$3,801
Other intangibles	244	64

Total	$22,778	$3,865

	As of June 30, 2003
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangibles	$7,360	$2,536
Other intangibles	119	41

Total	$7,479	$2,577

Aggregate amortization expense was $1,305, $997 and $986 for 2004, 2003 and 2002.

Estimated amortization expense for each of the next five years:

2005	$3,843
2006	3,568
2007	3,252
2008	2,908
2009	1,643
Thereafter	3,699

$18,913

NOTE 9 - INTEREST BEARING DEPOSITS

At June 30, 2004, scheduled maturities of certificate of deposits are as follows:

2005	$290,850
2006	193,768
2007	51,310
2008	54,297
2009	17,290
Thereafter	1,609

$609,124

At June 30, 2004, scheduled maturities of certificate of deposits of $100 or more are as follows:

Three months or less	$35,281
Over three through six months	34,512
Over six through twelve months	39,792
Over twelve months	88,002

Total	$197,587

Notes to Consolidated Financial Statements

NOTE 10 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consisted of the following as of June 30:

	2004		2003
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Short-term	$8,358	1.06%	$9,547	1.08%

Long-term maturing in
September 2006	8,250	3.03%	-	-
September 2007	7,500	3.56%	-	-
September 2008	7,000	4.01%	-	-

Subtotal	22,750	3.51%	-	-

Total Borrowings	$31,108	2.85%	$9,547	1.08%

Securities sold under agreements to repurchase are secured primarily by mortgage-backed securities with a fair value of approximately $37,088 at June 30, 2004 and $10,403 at June 30, 2003. Securities sold under agreements to repurchase are typically held by an independent third party when they are for retail customers and are delivered to the counterparty when they are wholesale borrowings with brokerage firms. At maturity, the securities underlying the agreements are returned to the Company.

Short-term securities sold under agreements to repurchase are financing arrangements that typically mature within ninety days. Information concerning short-term securities sold under agreements to repurchase is as follows:

	2004	2003
Average daily balance during the year	$7,894	$28,789
Average interest rate during the year	1.08%	4.35%
Maximum month-end balance during the year	$10,346	$61,415

NOTE 11 - BORROWINGS

Following is a summary of borrowings at June 30:

	2004		2003
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Short-term borrowings
Federal Home Loan Bank	$196,255	1.50%	$118,815	1.51%
Commercial bank line of credit	-		-

Total	$196,255	1.50%	$118,815	1.51%

Long-term borrowings
Federal Home Loan Bank
2004			4,369	7.06%
2005	29,550	6.46%	29,849	6.47%
2006	20,175	5.06%	20,175	5.06%
2007	21,375	2.61%	4,375	3.08%
2008	4,375	3.46%	4,375	3.46%
2009	28,500	5.54%	28,411	5.54%
Thereafter	83,090	4.82%	25,583	6.23%

Total	187,065	5.18%	117,137	5.73%

Total borrowings	$383,320	3.17%	$235,952	3.61%

Notes to Consolidated Financial Statements

NOTE 11 - BORROWINGS  (continued)

Federal Home Loan Bank advances totaling $111,023 and $53,411 at June 30, 2004 and 2003 which are scheduled to mature in 2009 and later years can be called by the issuer on various dates and under various conditions. Advances are collateralized by the Company’s Federal Home Loan Bank stock, blanket pledges of certain 1-4 family residential loans totaling $636,000 and the pledge of specific securities with a market value of $37,000 as of June 30, 2004. Based on the Company’s existing pledges, the dollar amount of additional FHLB advance borrowings available at June 30, 2004 was $179,935. Federal Home Loan Bank advances generally carry prepayment penalties equal to the present value of the difference in interest between the rate on the loan and the current rate for loans with similar terms and remaining maturities.

The Company has a $20,000 line of credit with a commercial bank. Interest on the line is charged at the bank’s prime rate or 1.75% over one, two or three-month LIBOR multiplied by the outstanding balance plus a fee of 0.125% of the unused balance. As a condition of the loan, the Company has agreed to not pledge or sell any of its 100% interest in the Bank and that the Bank will maintain specified capital levels.

Information concerning short-term borrowings during the periods indicated is as follows:

	2004	2003
Federal Home Loan Bank
Average daily balance during the year	$167,329	$101,767
Average interest rate during the year	1.06%	1.51%
Maximum month-end balance during the year	$246,590	$140,000
Commercial bank line of credit
Average daily balance during the year	$355	$-
Average interest rate during the year	3.96%
Maximum month-end balance during the year	$5,000	$-

NOTE 12 - JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES HELD BY AFFILIATED TRUSTS THAT ISSUED GUARANTEED CAPITAL SECURITIES

In December 2003, the Company formed two affiliated trusts that issued $30,000 of Guaranteed Capital Trust Securities (Trust Preferred Securities). These affiliates, First Place Capital Trust and First Place Capital Trust II, (collectively the Trust Affiliates) issued Trust Preferred Securities in a private transaction. In connection with this transaction, the Company issued $30,929 of Junior Subordinated Deferrable Interest Debentures (Junior Debentures) to the Trust Affiliates. The Company has guaranteed payment of principal and interest on the Trust Preferred Securities. The terms of the Trust Preferred Securities issued by the Trust Affiliates were as follows:

Issuer	First Place Capital Trust	First Place Capital Trust II
Principal Amount	$ 15,000	$ 15,000
Issue Date	December 19, 2003	December 19, 2003
Maturity Date	January 23, 2034	January 23, 2034
Initial Interest Rate	3 month LIBOR + 2.85%	6.45%
Interest Rate after January 2009	3 month LIBOR + 2.85%	3 month LIBOR + 2.85%
Redeemable by issuer at par after	January 23, 2009	January 23, 2009

The proceeds of these securities were used to purchase the Junior Debentures issued by the Company. The terms of the Junior Debentures were as follows:

Issuer	First Place Financial Corp.	First Place Financial Corp.
Principal Amount	$ 15,465	$ 15,464
Issue Date	December 19, 2003	December 19, 2003
Maturity Date	January 23, 2034	January 23, 2034
Initial Interest Rate	3 month LIBOR + 2.85%	6.45%
Interest Rate after January 2009	3 month LIBOR + 2.85%	3 month LIBOR + 2.85%
Redeemable by issuer at par after	January 23, 2009	January 23, 2009

Notes to Consolidated Financial Statements

NOTE 12 - JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES HELD BY AFFILIATED TRUSTS THAT ISSUED GUARANTEED CAPITAL SECURITIES  (continued)

The Company used the proceeds of the Junior Debentures to fund a portion of the cash consideration of the purchase price of the common stock of Franklin discussed in Note 2. The Company incurred $300 of debt issuance costs which were classified as deferred charges and are being amortized over the period from January 2004 to January 2009 when both the Trust Preferred Securities and the Junior Debentures can be called by the issuers at par.

The Trust Preferred Securities and the Junior Debentures may be redeemed by the issuers for a premium from January 23, 2005 until January 22, 2009 as follows:

Period	Premium over par
January 23, 2005 – January 22, 2006	3.300%
January 23, 2006 – January 22, 2007	2.415%
January 23, 2007 – January 22, 2008	1.650%
January 23, 2008 – January 22, 2009	0.825%

Interest on both securities may be deferred for a period of up to five years at the option of the issuer. As discussed in Note 1, the Trust Affiliates are accounted for using the equity method of accounting for investments and have not been included in the consolidated financial statements of the Company.

NOTE 13 - INCOME TAXES

The provision for income taxes consisted of the following:

	2004	2003	2002
Current provision	$4,115	$5,742	$3,984
Deferred provision (benefit)	2,099	2,205	3,828

	$6,214	$7,947	$7,812

The income tax benefit from the exercise of non-qualified stock options and disposition of incentive stock option shares was recognized for financial reporting purposes by crediting additional paid-in capital for $151 in 2004, $235 in 2003, and $451 in 2002.

The differences between the financial statement provision and amounts computed by applying the statutory federal income tax rate to income before taxes were as follows:

	2004	2003	2002
Income tax computed at the statutory federal rate	$7,128	$8,624	$8,412

Add (subtract) tax effect of:
Tax-exempt income	(350)	(391)	(366)
Dividends received deduction	(184)	(220)	(395)
Earnings on life insurance contracts	(286)	(71)	-
Miscellaneous items	(94)	5	161

	$6,214	$7,947	$7,812

The statutory tax rate was 35% for 2004, 2003 and 2002.

Notes to Consolidated Financial Statements

NOTE 13 - INCOME TAXES  (continued)

The tax effects of principal temporary differences and the resulting deferred tax assets and liabilities that comprise the net deferred tax balance were as follows at June 30:

	2004	2003
Items giving rise to deferred tax assets:
Charitable contribution carryforward	$-	$611
Bad debts	5,785	3,180
Nonaccrual loan interest	494	248
Accrued stock awards	259	259
Deferred compensation	150	127
Mark-to-market adjustments	517	879
Unrealized loss on securities available for sale	1,484	-
Unrealized loss on hedging transactions	2,553	3,455
Other valuation allowances	707	-
Other	752	560

	12,701	9,319
Items giving rise to deferred tax liabilities:
Deferred loan fees and costs	(309)	(210)
Unrealized gain on securities available for sale	-	(1,405)
FHLB stock dividends	(4,020)	(3,700)
Franchise taxes	(276)	(283)
Depreciation	(1,468)	(1,487)
Purchase accounting adjustments and related intangibles	(5,119)	(1,151)
Loan servicing	(5,370)	(2,468)
Other	(459)	(88)

	(17,021)	(10,792)

Net deferred liability	$(4,320)	$(1,473)

The Company has sufficient taxes paid in prior years and available for recovery and expected future taxable income sufficient to warrant recording the full deferred tax asset without a valuation allowance.

Retained earnings at June 30, 2004, include approximately $30,574 for which no provision for federal income taxes has been made. This amount represents the tax bad debt reserve at June 30, 1988, which is the end of the Company’s base year for purposes of calculating the bad debt deduction for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, the amount used will be added to future taxable income. The unrecorded deferred tax liability on the above amount at June 30, 2004 was approximately $10,701.

Tax expense attributable to securities gains approximated $168, $394, and $543 for 2004, 2003 and 2002.

NOTE 14 - EMPLOYEE BENEFIT PLANS

ESOP PLAN

During 1999, the Company established an Employee Stock Ownership Plan (“ESOP”) for the benefit of employees 21 and older who have completed at least one thousand hours of service.

To fund the plan, the ESOP borrowed $8,993 from the Company for the purpose of purchasing 899,300 shares of stock at $10 per share in the Company’s mutual to stock conversion. Principal and interest payments on the loan are due in annual installments which began December 31, 1999 with the final payments of principal and interest being due and payable at maturity on December 31, 2013. Interest is payable during the term of the loan at a fixed rate of 7.75%. The loan is collateralized by the shares of the Company’s common stock purchased with the proceeds. As the Bank periodically makes contributions to the ESOP

Notes to Consolidated Financial Statements

NOTE 14 - EMPLOYEE BENEFIT PLANS  (continued)

to repay the loan, shares are allocated to participants on the basis of the ratio of each year’s principal and interest payments to the total of all principal and interest payments. Dividends on allocated shares increase participant accounts. Dividends on unallocated shares are used for debt service. ESOP compensation expense was $1,081, $1,003 and $943 for 2004, 2003 and 2002.

Shares held by the ESOP at June 30 were as follows:

	Year ended June 30, 2004			Year ended June 30, 2003
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Beginning balance	247,971	623,223	871,194	189,769	682,577	872,346
Allocation of shares to participants	59,352	(59,352)	-	59,354	(59,354)	-
Distribution of shares to former participants	(4,423)	-	(4,423)	(1,152)	-	(1,152)

Ending balance	302,900	563,871	866,771	247,971	623,223	871,194

The Company also sponsors, as a result of the acquisition of Franklin, the Franklin Bank Employee Stock Ownership Plan and Trust (“Franklin ESOP”) that is available to certain eligible employees of its wholly owned subsidiary, Franklin Bank and its subsidiary, Franklin Mortgage Services, LLC. The plan provides for cash contributions that may be invested in common stock of the Company, purchased in open market transactions. The Company is not committed to predetermined ESOP contributions. It is expected that in January 2005, the Franklin ESOP will be merged into the ESOP.

401(K) PLAN

A 401(k) benefit plan allows employee contributions up to 15% of their compensation, which are matched equal to 50% of the first 6% of compensation contributed. The Company match is in the form of cash or stock from the ESOP shares that are committed to be released to participants for that year. 401(k) expense was $0, $0, and $53 for 2004, 2003 and 2002.

The Company also sponsors, as a result of the acquisition of Franklin, a 401(k) benefit plan (“Franklin 401(k)”) that is available to certain eligible employees of its wholly owned subsidiary, Franklin Bank and its subsidiary, Franklin Mortgage Services, LLC. The Franklin 401(k) allows employee contributions to be matched by the Company in an amount equal to 25% of the employee’s gross earnings up to 8% of the employee’s compensation. It is expected that in January 2005, the Franklin 401(k) will be merged into the 401(k) benefit plan of the Company.

EMPLOYEE STOCK PURCHASE PLAN

The Company established the First Place Financial Corp. Employee Stock Purchase Plan (“ESPP”) effective May 1, 2004. The purpose of the plan is to provide employees of the Company with an opportunity to purchase shares of First Place common stock. Participation in the ESPP is voluntary and employees may elect a payroll deduction in any whole dollar amount between 1% and 15% of gross wages to purchase First Place common stock. An amount of 150,000 shares of common stock in the aggregate have been approved for the ESPP. The ESPP was made available to employees in August, 2004.

NOTE 15 - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers, directors and their related business interests. A summary of related party loan activity is as follows:

	2004	2003
Balance at beginning of period	$2,067	$1,983
New loans	1,055	1,262
Effect of changes in related parties	(215)	(91)
Repayments	(659)	(1,087)

Balance at end of period	$2,248	$2,067

Deposits from executive officers, directors and their related business interests at year-end 2004 and 2003 were $13,633 and $14,620.

Notes to Consolidated Financial Statements

NOTE 16 - STOCK COMPENSATION PLANS

STOCK OPTIONS

The Company sponsors an incentive and nonqualified stock option plan (“Plan”) that provides for the granting of stock options to eligible directors and employees of the Company. There are 1,711,625 shares of common stock authorized under the Plan. Generally, one-fifth of the options awarded become exercisable on each of the first five anniversaries of the date of grant. The option period expires ten years from the date of grant and the exercise price is the market price at the date of grant.

Following is activity under the Plan during the years ended June 30, 2004 and 2003.

	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	962,870	$12.21	1,134,008	$11.60	1,512,003	$11.11

Forfeited	(11,272)	12.81	(22,440)	12.31	(68,720)	12.23

Exercised	(85,861)	11.74	(148,698)	7.56	(326,011)	9.39

Granted	90,000	19.30	-	-	16,736	15.32

Options outstanding, end of year	955,737	$12.91	962,870	$12.21	1,134,008	$11.60

Options exercisable, end of year	661,478		586,184		555,858
Options available for grant, end of year	29,221		107,949		85,509

	2004	2003	2002
Weighted-average fair value of options granted during year:	$4.38	$-	$ 3.88

Options outstanding at June 30, 2004 were as follows:

Outstanding			Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 9.54 – $12.00	175,528	5.8	113,528	$ 10.80
$12.01 – $14.00	658,681	5.0	524,541	12.33
$14.01 – $19.30	121,528	8.6	23,409	17.29

Outstanding at year end	955,737	5.6	661,478	$12.25

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

Notes to Consolidated Financial Statements

NOTE 16 - STOCK COMPENSATION PLANS  (continued)

On July 2, 1999, a Committee of the Board of Directors awarded 449,650 shares to certain directors and officers of the Company. No shares had been previously awarded. Generally, one-fifth of such shares are earned and nonforfeitable on each of the first five anniversaries of the date of the awards. In the event of the death or disability of a participant or a change in control of the Company, the participant’s shares will be deemed to be entirely earned and nonforfeitable upon such date. During the year ended June 30, 2004, no shares were forfeited and no shares were awarded. At June 30, 2004, 83,380 shares were available for grant. Compensation expense is based on the cost of the shares, which approximates fair value at the date of grant, and was $682, $742 and $800 for 2004, 2003 and 2002.

NOTE 17 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk for credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The Company began a program in October 2001 to reduce the interest rate risk associated with the interest rate commitment made to borrowers for mortgage loans that have not yet been closed and potentially made eligible for sale to secondary markets. The Company will, depending on market interest rates and loan volume, enter into commitments to sell loans or mortgage-backed securities, considered to be derivatives, to limit the exposure to potential movements in market interest rates. This contractual position is monitored daily to maintain coverage ranging from 40% to 100% of our loan commitments depending on the status of the loan commitments as they progress from application to sale.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

	2004		2003
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans (at market rates)	$74,718	$41,516	$157,031	$26,986
Unused lines of credit and letters of credit	73,375	29,195	-	83,962
Mortgage loan sales commitment	63,000	-	116,000	-

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 4.50% to 8.75% and maturities ranging from 5 years to 30 years. The commitments to sell loans have been established with mortgage backed securities of like maturity and coupon to the commitments to make loans and as of June 30, 2004, have a maturity of less than 93 days.

The Company issues standby letters of credit for commercial customers to third parties to guarantee the performance of customers to those third parties. If the customer fails to perform, the Company performs in its place and treats the funds advanced as an interest-bearing loan. Therefore, these standby letters of credit represent the same risk to the Company as a loan would. At June 30, 2004, the Company had $2,535 in standby letters of credit outstanding with an average remaining term of 29 months. While no liability has been recorded for the nominal amount of this obligation, the fair value of the obligation has been recorded in the form of unearned fees.

The Company has a long-term agreement extending through 2008 for the servicing of automated teller machines. The obligation under this agreement is approximately $2,000 and is being recognized monthly as services are delivered.

Notes to Consolidated Financial Statements

NOTE 18 - INTEREST RATE SWAPS

On August 9, 2002, the Company redeemed several interest rate swap agreements that had been designated as cash flow hedges of certain FHLB advances. The fair value of the interest rate swaps at the time of the redemption was a liability of $12,560 and the cash flow hedge relationship was dedesignated. The loss recorded in accumulated other comprehensive income at the time of the dedesignation totaled $8,164 net of tax, and will be reclassified into interest expense thru fiscal year 2010, the remaining term of the original hedge periods.

The amount of the net loss on the termination of interest rate swaps reclassified into interest expense in 2004 and 2003 was $1,675 and $1,748. The amount of the net loss expected to be reclassified into interest expense within the next year is $1,516.

NOTE 19 - REGULATORY REQUIREMENTS

CAPITAL

The Bank and Franklin Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

Under Office of Thrift Supervision (“OTS”) regulations, limitations have been imposed on all capital distributions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS. As a result of dividends paid to the Company during fiscal 2004, First Place Bank would not be able to pay any additional dividends to the Company as of June 30, 2004 without the prior approval of the OTS. Future dividends payments by First Place Bank would be based on future earnings or the approval of the OTS.

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

As described in Note 2 – Acquisition, the Company acquired Franklin Bank during the fourth quarter of fiscal 2004 with the intent to merge Franklin Bank and the Bank during the first quarter of fiscal 2005. This merger was completed on July 2, 2004.

The table below presents the actual capital levels of Franklin Bank as of June 30, 2004 along with the minimum levels established by the regulatory framework for prompt corrective action to be classified as well capitalized or adequately capitalized. At year end, Franklin Bank is considered to be adequately capitalized.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2004
Total capital (to risk weighted assets)	$34,489	8.99%	$35,140	8.00%	$43,926	10.00%
Tier 1 capital (to risk weighted assets)	$25,992	5.92%	$17,570	4.00%	$26,355	6.00%
Tier 1 capital (to adjusted total assets)	$25,992	4.89%	$21,275	4.00%	$26,594	5.00%
Tangible capital (to adjusted total assets)	$25,992	4.89%	$7,978	1.50%

Notes to Consolidated Financial Statements

NOTE 19 - REGULATORY REQUIREMENTS  (continued)

The table below presents the actual capital levels of the Bank as of June 30, 2004 and 2003.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2004
Total capital (to risk weighted assets)	$143,315	13.33%	$85,988	8.00%	$107,486	10.00%
Tier 1 capital (to risk weighted assets)	$132,738	12.35%	$42,994	4.00%	$64,491	6.00%
Tier 1 capital (to adjusted total assets)	$132,738	8.01%	$66,325	4.00%	$82,906	5.00%
Tangible capital (to adjusted total assets)	$132,738	8.01%	$24,872	1.50%

2003
Total capital (to risk weighted assets)	$133,016	14.03%	$75,852	8.00%	$85,181	10.00%
Tier 1 capital (to risk weighted assets)	$124,432	13.12%	$37,926	4.00%	$51,109	6.00%
Tier 1 capital (to adjusted total assets)	$124,432	8.20%	$60,672	4.00%	$75,840	5.00%
Tangible capital (to adjusted total assets)	$124,432	8.20%	$22,752	1.50%

The Bank converted from a mutual to a stock institution in 1998, and a “liquidation account” was established at $113,063, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if the Bank liquidated. Dividends may not reduce shareholders’ equity below the required liquidation account balance.

The table below presents the actual capital levels of the Bank and Franklin Bank on a combined basis as of June 30, 2004. The Bank and Franklin Bank were merged effective July 2, 2004. As of June 30, 2004, the combined capital level of the Bank and Franklin Bank would be considered to be well capitalized.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2004
Total capital (to risk weighted assets)	$182,802	12.07%	$121,129	8.00%	$151,411	10.00%
Tier 1 capital (to risk weighted assets)	$158,730	10.48%	$60,564	4.00%	$90,847	6.00%
Tier 1 capital (to adjusted total assets)	$158,730	7.25%	$87,599	4.00%	$109,499	5.00%
Tangible capital (to adjusted total assets)	$158,730	7.25%	$32,850	1.50%

CASH

The Bank and Franklin are required to maintain cash on hand or on deposit with the Federal Reserve Bank to meet reserve requirements under Regulation D of the Federal Reserve System. Cash on hand and in banks includes $25,276 at June 30, 2004, which was required to be on deposit with the Federal Reserve Bank and was not available for other purposes. This amount does not earn interest.

Notes to Consolidated Financial Statements

NOTE 20 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair value and the related carrying value of the Company’s financial instruments at June 30, 2004 and 2003:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Cash and due from banks	$67,350	$67,350	$32,206	$32,206
Interest-bearing deposits in other banks	43,901	43,901	1,650	1,650
Securities available for sale	378,248	378,248	346,429	346,429
Loans held for sale	47,465	47,465	65,695	66,667
Loans, net	1,483,993	1,509,449	891,842	908,964
Federal Home Loan Bank stock	29,385	29,385	22,523	22,523
Accrued interest receivable	8,892	8,892	6,993	6,993

Financial Liabilities:
Demand and savings deposits	$(938,887)	$(938,887)	$(547,238)	$(547,238)
Time deposits	(609,124)	(616,763)	(561,212)	(570,064)
Repurchase agreements	(31,108)	(31,876)	(9,547)	(9,547)
Borrowings	(383,320)	(399,970)	(235,952)	(257,206)
Junior subordinated deferrable interest debentures	(30,929)	(31,856)	-	-
Advances by borrowers for taxes and insurance	(3,507)	(3,507)	(4,385)	(4,385)
Accrued interest payable	(1,294)	(1,294)	(796)	(796)

Forward commitments to purchase/sell/originate loans and mortgage-backed securities	(79)	(79)	(233)	(233)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and due from banks, interest-bearing deposits in other banks, accrued interest receivable and payable, demand deposits, and advances by borrowers for taxes and insurance. Security fair values, including trust preferred securities, are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of loans held for sale and commitments to purchase/sell/originate loans and mortgage-backed securities is based on market quotes. Fair value of repurchase agreements, borrowings and junior subordinated debentures is based on current rates for similar financing.

Notes to Consolidated Financial Statements

NOTE 21 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of First Place Financial Corp.:

CONDENSED BALANCE SHEETS

As of June 30,	2004	2003
ASSETS
Cash and due from banks	$3,608	$18,594
Securities available for sale	6,812	7,557
Notes receivable from banking subsidiaries	15,064	7,511
Investment in banking subsidiaries	221,439	144,022
Investment in other subsidiaries	7,896	7,468
Other assets	3,481	1,375

Total assets	$258,300	$186,527

LIABILITIES AND SHAREHOLDERS’ EQUITY
Junior subordinated deferrable interest debentures held by trusts that issued guaranteed capital securities	$30,929	$-
Accrued expenses and other liabilities	4,261	3,846

Total liabilities	$35,190	3,846
Shareholders’ equity	223,110	182,681

Total liabilities and shareholders’ equity	$258,300	$186,527

CONDENSED STATEMENTS OF INCOME
Years ended June 30,	2004	2003	2002
INCOME
Interest income	$995	$1,086	$2,004
Dividend from Bank	10,000	20,000	15,000
Income from unconsolidated affiliates	26	-	-
Net gains on sale of securities	-	20	249

Total income	11,021	21,106	17,253

EXPENSES
Interest expense	907	-	-
Merger related costs	2,045	-	-
Other expenses	479	530	623

Total expense	3,431	530	623

Income before income taxes	7,590	20,576	16,630
Income tax provision (benefit)	(917)	161	594

Income before undistributed net earnings of subsidiaries	8,507	20,415	16,036
Equity in undistributed net earnings of subsidiaries (distributions in excess of earnings)	5,644	(3,723)	194

Net income	$14,151	$16,692	$16,230

Notes to Consolidated Financial Statements

NOTE 21 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION  (continued)

CONDENSED STATEMENTS OF CASH FLOWS

Years ended June 30,	2004	2003	2002
Cash flows from operating activities
Net income	$14,151	$16,692	$16,230
Adjustments to reconcile net income to net cash provided by operating activities:
Distributions in excess of earnings (equity in undistributed earnings from subsidiaries)	(5,644)	3,723	(194)
Amortization, net of accretion	12	17	(8)
Securities gains	-	(20)	(249)
Change in deferred taxes	679	-	543
Change in other assets	(2,541)	(56)	(318)
Change in other liabilities	458	3,438	110

Net cash from operating activities	7,115	23,794	16,114

Cash flows from investing activities
Paydowns of mortgage-backed securities	-	-	2,140
Proceeds from sales of mortgage-backed securities	-	-	6,664
Proceeds from maturities of securities	870	1,090	1,195
Purchases of securities	(51)	-	-
Net decrease in loans receivable	5	1,733	203
Cash paid for Franklin Bancorp, Inc. net of cash acquired	(40,918)	-	-
Investment in First Place Holdings, Inc.	-	(4,523)	(935)
Distribution from Title Works Agency LLC	-	76	111
Change in loans to Bank	442	409	381

Net cash from investing activities	(39,652)	(1,215)	9,759

Cash flows from financing activities
Purchase of treasury stock	(6,815)	(15,111)	(22,913)
Cash dividends paid	(6,916)	(6,612)	(7,009)
Net proceeds from issuance of subordinated
debt securities	30,608	-	-
Proceeds from stock options exercised	1,009	957	2,866
Dividends on unearned ESOP shares	(335)	(330)	(364)

Net cash from financing activities	17,551	(21,096)	(27,420)

Net change in cash and cash equivalents	(14,986)	1,483	(1,547)
Cash and cash equivalents at beginning of year	18,594	17,111	18,658

Cash and cash equivalents at end of year	$3,608	$18,594	$17,111

Supplemental noncash disclosures:
Stock portion of acquisition price of Franklin Bancorp, Inc.	$40,765	-	-

Notes to Consolidated Financial Statements

NOTE 22 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

	2004	2003	2002
Basic
Net income	$14,151	$16,692	$16,230

Average shares outstanding	13,453,861	13,539,941	14,669,220
Average unearned ESOP shares	(595,952)	(655,326)	(714,729)
Average unearned RRP shares	(120,325)	(171,445)	(229,645)

Weighted average common shares outstanding outstanding - basic	12,737,584	12,713,170	13,724,846

Basic earnings per share	$1.11	$1.31	$1.18

Diluted
Net income	$14,151	$16,692	$16,230

Weighted average common shares outstanding - basic	12,737,584	12,713,170	13,724,846
Dilutive effects of assumed exercises of stock options	229,793	242,889	295,294
Dilutive effects of unearned RRP shares	5,032	11,293	14,981

Weighted average common shares outstanding - diluted	12,972,409	12,967,352	14,035,121

Diluted earnings per share	$1.09	$1.29	$1.16

Stock options of 48,689, 33,117 and 33,117 shares of stock were not considered in computing diluted earnings per share for 2004, 2003 and 2002 because they were antidilutive.

NOTE 23 – OTHER COMPREHENSIVE INCOME

Other comprehensive income components, net of taxes at June 30 are as follows:

	2004	2003	2002
Net income	$14,151	$16,692	$16,230
Change in unrealized gains (losses) on available for sale securities	(7,774)	(537)	4,091
Change in unrealized gain (losses) on interest rate swaps	-	(1,815)	(2,751)

Less reclassification adjustments for (gains) losses later recognized in income:
Realized (gains) on available for sale securities	(480)	(1,125)	(1,552)
Realized losses on termination of interest rate swaps	2,577	2,689	-

	(5,677)	(788)	(212)
Less tax benefit	(1,987)	(276)	(74)

Other comprehensive income	$10,461	$16,180	$16,092

Notes to Consolidated Financial Statements

NOTE 24 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	September 30	December 31	March 31	June 30
2004
Total interest income	$21,185	$21,226	$20,769	$22,593
Total interest expense	9,185	9,302	9,352	9,766

Net interest income	12,000	11,924	11,417	12,827
Provision for loan losses	1,486	687	200	2,523	(1)

Net interest income after provision for loan losses	10,514	11,237	11,217	10,304
Total noninterest income	6,422	5,965	4,415	5,708
Total noninterest expense	10,211	10,921	10,226	13,975	(2)

Income before income taxes and minority interest	6,725	6,281	5,406	2,037
Provision for income taxes	2,169	1,937	1,609	499
Minority interest in income of consolidated subsidiary	47	12	12	13

Net income	$4,509	$4,332	$3,785	$1,525

Basic earnings per share	$0.36	$0.34	$0.30	$0.11
Diluted earnings per share	$0.35	$0.34	$0.30	$0.11

2003
Total interest income	$23,181	$22,638	$20,916	$20,659
Total interest expense	12,798	11,167	9,963	9,368

Net interest income	10,383	11,471	10,953	11,291
Provision for loan losses	511	697	768	888

Net interest income after provision for loan losses	9,872	10,774	10,185	10,403
Total noninterest income	2,876	4,786	5,799	6,746
Total noninterest expense	8,374	9,160	9,383	9,806

Income before income taxes and minority interest	4,374	6,400	6,601	7,343
Provision for income taxes	1,343	2,112	2,151	2,341
Minority interest in income of consolidated subsidiary	-	-	39	40

Net income	$3,031	$4,288	$4,411	$4,962

Earnings per share:
Basic	$0.23	$0.34	$0.35	$0.40
Diluted	$0.23	$0.33	$0.34	$0.39

(1)	Provision for loan losses includes $1,500 to reflect a change in the approach to managing credit issues at Franklin Bank after the acquisition and to conform Franklin Bank’s practices to those that the Bank uses.
(2)	Includes $2,200 of merger expenses related to the Franklin acquisition completed May 28, 2004.

Corporate Data

CORPORATE DATA

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available September 13, 2004 without charge upon written request to:

First Place Financial Corp.

185 E. Market Street • P.O. Box 551

Warren, OH 44482 • Phone: (330) 373-1221 Fax: (330) 393-5578

Email: InvestorRelations@fpfc.net

Annual Meeting

The Annual Meeting of Shareholders of First Place Financial Corp. will be held at 10 a.m. on Thursday, October 28, 2004 at:

Avalon Inn • 9519 E. Market St. • Warren, OH 44484

Shareholder Services

The Registrar and Transfer Company serves as transfer agent for First Place Financial Corp. shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

The Registrar and Transfer Company

10 Commerce Drive

Cranford, New Jersey 07016

Phone: (800) 368-5948

Corporate Directory

FIRST PLACE FINANCIAL CORP. OFFICERS

Steven R. Lewis

President and Chief Executive Officer

J. Craig Carr

General Counsel and Secretary

FIRST PLACE BANK OFFICERS

Steven R. Lewis

President and Chief Executive Officer

Albert P. Blank

Executive Vice President and Chief Operating Officer

Timothy A. Beaumont

Sr. Vice President – Chief Credit Officer

J. Craig Carr

Sr. Vice President – General Counsel and Secretary

David S. Hinkle

Sr. Vice President – Retail Banking

Brian E. Hoopes

Sr. Vice President – Chief Information Officer

Craig L. Johnson

Michigan Regional President and

Corporate Director of Commercial Real Estate

Dominique K. Stoeber

Sr. Vice President – Human Resources

Kenton A. Thompson

Regional President and Corporate Director of BFS

R. Bruce Wenmoth

Sr. Vice President – Retail Lending

Timothy B. Atkinson

Vice President – Loan Production Office, N. Olmsted

Kurt E. Brugler

Vice President – Corporate Lending Services

Robert R. Campolito

Vice President – Chief Technology Officer

Craig A. Cumberworth

Vice President – Regional Retail Sales

Peggy R. DeBartolo

Controller

Eric C. Diamond

Vice President – Private Client Services

Bruce R. Downie

Vice President – Financial Reporting and Analysis

David W. Gifford

Vice President – Finance

Joanne Harrold

Vice President – Human Resources

Michael J. Helon

Vice President – Private Client Services

Kandy L. Hricik

Vice President – Operations and Administration

Sean M. Keane

Vice President – Commercial Real Estate

Robert H. Kempe

Vice President – Business Financial Services

Lora L. Koralewski

Vice President – Loan Production Office, Toledo

Darrin L. Kresevic

Vice President – Loan Production Office, Solon

Mark S. Makoski

Vice President – Administrative Services

Joseph M. Noss

Vice President – Marketing

Rocco R. Page

Vice President – Loan Production Manager

Thomas P. Pishotti

Vice President – Consumer Lending

Thomas J. Roberts

Vice President – Appraisal

Joseph R. Sainato

Vice President – Human Resources

Robert C. Schuping

Vice President – Corporate Deposit Services

Dennis G. Sell

Vice President – Loan Operations

Mary G. Shaffer

Vice President – CRA/Residential Development

Kathy A. Shaw

Vice President – Loan Production Office, Dayton

Alan K. Smith

Vice President – Loan Production Manager

Paul B. Snyderman

Vice President – Wholesale Lending

James W. Sollars

Vice President – Loan Production Office, Cincinnati

W. Eric Stone

Vice President – Loan Production Office, Columbus

Karen S. Watson

Vice President – Bank Systems

Corporate Directory

Deborah J. Brown

Assistant Vice President – Branch Sales Manager

Jeanette R. Brown

Assistant Vice President – Manager of Deposit Operations

Michael J. Dolgae

Assistant Vice President – Network Ops. & Technology

Barbara P. Earnest

Assistant Vice President – Director of Corporate Training

Roger D. Ferrante

Assistant Vice President – Business Financial Services

Roberta L. Harding

Assistant Vice President – Branch Sales Manager

Linda S. Hardman

Assistant Vice President – Bank Systems

Jane A. Hutchins

Assistant Vice President – Mortgage Loan Officer

Mary Ann McElfresh

Assistant Vice President – Branch Sales Manager

Stella J. Ryser

Assistant Vice President – Branch Sales Manager

Michael D. Schrock

Assistant Vice President – Senior Sales Manager

Laurie B. Whited

Assistant Vice President – Loan Operations, Ravenna

Janet Byrne

Administrative Assistant

Christine L. Chasko

Accounting Officer – Analyst

Joseph P. Conroy

Mortgage Loan Officer

Linda R. Cooper

Loan Review Officer

Richard W. Curry

Mortgage Loan Officer

Dominick P. DeNunzio

Underwriter

Barbara D. Essig

Underwriter

Barbara A. Gaffey

Appraisal Officer

Vikki L. Greene

Security Officer

Lynn A. Maizel

Compliance Officer

Jill Mayfield

Recruiting Officer

Jeanne G. Yankle

Consumer Loan Officer – Credit Analyst

FRANKLIN BANK

OFFICERS

Craig L. Johnson

President – Franklin Bank

Craig Criswell

Sr. Vice President – Commercial Loan Officer

Chris Barham

Sr. Vice President – Indianapolis Group Head

Andrew Gavulic

Sr. Vice President – Genessee Group Head

Darlene Nowak-Baker

Sr. Vice President – Chief Lending Officer

Thomas Barrett

Vice President – Commercial Loan Officer, Northville

Paul Benson

Vice President – Mortgage Loan Officer

Kathleen Calabrese

Vice President – Mortgage Loan Officer

Doug Dickie

Vice President – Director of Loss Prevention

April Feyh

Vice President – Commercial Loan Officer, Columbus

Mary Furi

Vice President – Branch Manager

Brent Green

Vice President – Mortgage Loan Officer

Wendy Gutowski

Vice President – Alternative Delivery/Deposit Services Manager

Debbie Holemo

Vice President – Branch Manager

James Houston

Vice President – Manager, Strategic Asset Management

Ehsan Jaghory

Vice President – Loan Workout Officer III

Jennifer Kangas

Vice President – Commercial Loan Officer, Northville

Vernon Lietz

Vice President – Lending Relationship Manager

Ed Mantel

Vice President – Commercial Loan Officer, Indianapolis

Mark Motz

Vice President – Branch Manager

Jon Mykala

Vice President – Commercial Loan Officer, Northville (Jackson)

Corporate Directory

Todd Phillpotts

Vice President – Mortgage Loan Officer

Michael Polcyn

Vice President – Commercial Loan Officer, Business Center

Mary Kate Stewart

Vice President – Regional Human Resource Manager

Gayl Trepanier

Vice President – Sr. Branch Manager

Janice Underwood

Vice President – Branch Manager

Al Warren

Vice President – Director of Credit Services

Theresa Watson

Vice President – Sr. Mortgage Loan Officer

Timothy Weaver

Vice President – Mortgage Loan Officer

Michael Dixon

Assistant Vice President – Lending Relationship Manager

Keith Duffie

Assistant Vice President – Recovery Specialist

Kenneth Fisher

Assistant Vice President – Account Executive

David Gebhardt

Assistant Vice President – Consumer Lending

Kathleen Hart

Assistant Vice President – Field Account Executive

Mini James

Assistant Vice President – Assistant Manager Alternative Delivery

Ken Jennings

Assistant Vice President – Lending Relationship Manager

Jeff Lewsader

Assistant Vice President – Lending Relationship Manager

Jannie Marshall

Assistant Vice President – Manager Item Processing

Matt McDermott

Assistant Vice President – Branch Account Executive

Michael McHalpine

Assistant Vice President – Lending Relationship Manager

Kevin Poirier

Assistant Vice President – Account Executive

David Schwartz

Assistant Vice President – Commercial Loan Officer, Business Center

Piotr Skorupka

Assistant Vice President – International Manager

Scott Sutherland

Assistant Vice President – Commercial Loan Officer, Grand Blanc

Chris Thompson

Assistant Vice President – Treasury Management

Antoinette Waddell

Assistant Vice President – Account Executive

FIRST PLACE AFFILIATES

Albert P. Blank

President, Coldwell Banker First Place Real Estate, Ltd.

Mero Capo, III

President, APB Financial Group, Ltd.

Daniel W. Landers

President, First Place Insurance Agency, Ltd.

FIRST PLACE FINANCIAL CORP. FIRST PLACE BANK

BOARD OF DIRECTORS

A. Gary Bitonte, M.D.

Northeastern Ohio and Ohio University Medical Schools Faculty

Donald Cagigas

President of Youngstown/Mahoning Valley United Way

Marie Izzo Cartwright

Chairman of the Board

of First Place Holdings, Inc. Consultant, Revak & Associates

George J. Gentithes

Consultant, T.F. Industries

Robert P. Grace

Retired Vice President & Chief Financial Officer, Salem Label Co. Retired Partner, Ernst & Young

Thomas M. Humphries

President, Regional Chamber

Earl T. Kissell

Former President & Chief Executive Officer of Ravenna Savings Bank Assistant Professor Economics and Management, Hiram College

Steven R. Lewis

President & Chief Executive Officer of First Place Financial Corp.

President & Chief Executive Officer of First Place Bank

W. Terry Patrick

Chairman of the Board of First Place Financial Corp. & First Place Bank Partner, Friedman & Rummell Co., L.P.A.

E. Jeffrey Rossi

Principal, E.J. Rossi & Co.

Samuel A. Roth

Consultant to Businesses

Retired President, First Energy Facilities Service Group

William A. Russell

President, Canteen Service of Steel Valley, Inc.

Ronald P. Volpe, Ph.D.

Professor of Finance, Williamson College of Business Administration Youngstown State University

Robert L. Wagmiller

Retired CPA

First Place Financial Corp. is the holding company for First Place Bank, Franklin Bank, First Place Insurance Agency, Coldwell Banker First Place Real Estate, APB Financial Group and TitleWorks Agency.

First Place Bank

One of the largest local financial institutions serving the financial needs of individuals and businesses. In Ohio, we have 22 retail locations throughout Mahoning, Trumbull and Portage counties and 13 lending production offices in major metropolitan Ohio cities, including: Cleveland, Columbus, Toledo, Cincinnati, Dayton, Warren and Youngstown. Our Business Financial Services division is dedicated to providing a full range of business financial products and services including deposit, credit and treasury management services.

Franklin Bank

Franklin Bank, a division of First Place Bank, specializes in serving small to medium size businesses and personal banking customers with five full service branches in Southeast Michigan. In addition, Franklin operates Lending Production Offices in Grand Blanc and Northville, Michigan

Coldwell Banker First Place Real Esta te

Coldwell Banker First Place is one of the largest full-service real estate companies in our local market, with more than 120 professionals and six convenient offices. We offer competitive residential and commercial real estate services.

First Place Insurance Agency

For business, professional and personal insurance needs, First Place Insurance offers excellent coverage with convenience. We have one-stop shopping for home, auto, life, business as well as employee benefit programs. With access to more than 20 carriers, we can find the best coverage at great rates.

APB Financial Group

APB specializes in wealth management services for businesses and consumers. Services include: registered investment advisory services, sale of annuities and mutual funds and planning services that include financial, tax, and estate and supplemental retirement plans.

TitleWorks Agency

TitleWorks provides title guarantees, owner’s fee policies, mortgage policies and all services related to the title industry. We also provide escrow services to expedite the closing of sales and loan refinancing.